03045681

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Steinhoff International Holdings Limited

*CURRENT ADDRESS 28 Sixth Street
Wynberg
Sandton 2090
P.O. Box 1955, Bramley 2018
(South Africa)

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

FILE NO. 82- 34772 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: DCom

DAT : 2/12/04

Steinhoff International Holdings - Audited Results For The Year Ended 30

Release Date: 09/09/2002 07:29:27 Code(s): SHF

Steinhoff International Holdings - Audited results for the year ended 30 June 2002
Steinhoff International Holdings Ltd
(Registration number 1998/003951/06)
Share code: SHF
ISIN: ZAE 000016176
* Revenue up 42%
* Headline earnings per share up 50%
* Hard currency revenues reached 81%
* Net asset value up 38%
* Return on equity at 22%
Audited results for the year ended 30 June 2002
Consistent growth off an expanded geographical base
Abridged consolidated income statement
for the year ended 30 June 2002
Audited year ended

	Note	30/06/02 R`000	30/06/01* R`000	% increase
Revenue		8 207 936	5 773 532	42
Operating income before depreciation		1 040 014	676 647	54
Depreciation		(163 563)	(132 150)	
Operating income after depreciation		876 451	544 497	61
Exceptional items	1	(107 174)	134 898	
Earnings before goodwill, interest and taxation		769 277	679 395	13
Goodwill amortised		(36 549)	(37 531)	

:arnings before .nterest and :axation		732 728	641 864	14
Jet finance charges		(79 299)	(46 648)	
:arnings before :axation		653 429	595 216	10
Taxation		(52 609)	(27 130)	
:arnings after :axation		600 820	568 086	6
Share of associate income		55 964	38 111	
Attributable to outside shareholders		1 809	1 819	
Income attributable to shareholders		658 593	608 016	8
Number of shares in issue (`000)		906 616	829 323	9
Weighted average number of shares in issue (`000)		864 754	822 129	5
Attributable income (R`000)		658 593	608 016	8
Headline earnings (R`000)	2	802 316	510 649	57
Earnings per share (cents)		76	74	3
Headline earnings per share before restatement (cents)		98	67	
Changes in accounting policies to comply with new accounting standards		(5)	(5)	
Headline earnings per share (cents)		93	62	50
Proposed dividend per share (cents)		15	12	25
Note 1: Exceptional items (R`000)				
- Capital gain on sale of trade marks			179 282	
- Closure costs		(83 171)	(44 384)	
- Impairment of assets		(24 003)		

(107 174) 134 898

Note 2: Headline earnings calculation

Income attributable to shareholders	658 593	608 016	
Adjustment for:			
- Exceptional items	107 174	(134 898)	
- Goodwill written off	36 549	37 531	
Headline earnings for the year	802 316	510 649	
Changes in accounting policies to comply with new accounting standards	44 900	36 167	
Headline earnings before restatement	847 216	546 816	55

* Note

The prior year figures have been restated to comply with Accounting Statements AC 135 and AC 116

Abridged consolidated balance sheet at 30 June 2002

	Audited 30/06/02	Audited 30/06/01*
ASSETS		
Non-current assets		
Property, plant and equipment and intangible assets	2 729 956	1 580 749
Investments and loans	1 246 109	546 190
Deferred tax asset	5 727	9 541
	3 981 792	2 136 480
Current assets		
Accounts receivable	2 563 859	1 695 383
Inventories	1 109 204	768 409
Cash and cash equivalents	405 052	988 905
Net cash balances	317 967	786 764
Near cash financial instruments	87 085	202 141
	4 078 115	3 452 697
Total assets	8 059 907	5 589 177
EQUITY AND LIABILITIES		
Capital and reserves	4 382 901	2 895 806
Outside shareholders` interest	28 073	10 037
	4 410 974	2 905 843
Non-current liabilities		
Deferred taxation	7 223	4 529

ong term liabilities	746 811	426 723
ong term licence fee liability	237 873	287 250
	991 907	718 502
urrent Liabilities		
et interest bearing	622 083	631 186
ccounts payable and provisions	2 034 943	1 333 646
	2 657 026	1 964 832
otal equity and liabilities	8 059 907	5 589 177
et asset value per share (cents)	483	349
earing ratio (net)	24%	9%

* Note
The prior year figures have been restated to comply with Accounting Statements AC 135 and AC 116

Abridged group cash flow statement
for the year ended 30 June 2002

	Audited year ended 30/06/02	30/06/01*
R`000 R`000		
Operating profit before working capital changes	932 557	824 830
Net changes in working capital	22 454	(90 907)
Cash generated from operations	955 011	733 923
Net finance costs	(79 299)	(46 648)
Dividends paid	(26 694)	(17 365)
Dividends received	7 506	5 610
Taxation	(59 457)	(43 192)
Net cash inflow from operating activities	797 067	632 328
Net cash outflow from investing activities	(1 380 076)	(347 395)
Net cash inflow from financing activities	308 145	277 012
Net increase in cash and cash equivalents	(274 864)	561 945
Effects of exchange rate changes on cash and cash equivalents	(308 989)	(27 681)
Cash and cash equivalents - beginning of period	988 905	454 641
Cash and cash equivalents - end of period	405 052	988 905

* Note
The prior year figures have been restated to comply with Accounting Statements AC 135 and AC 116

Statement of changes in equity
for the year ended 30 June 2002

Non-

ıd	Share capital reserves premium	distributable reserves	Distributable Total	
	R`000	R`000	R`000	R`000
ılance at 30 ıne 2000 as reviously :ated	1 583 778	39 884	579 901	2 203 563
ıange in :counting olicy		(2 813)	(78 532)	(81 345)
alance at 30 ıne 2000 estated	1 583 778	37 071	501 369	2 122 218
arnings ttributable o hareholders			608 016	608 016
s previously tated			644 183	644 183
hange in ccounting olicy			(36 167)	(36 167)
hare of ssociate ompanies` etained arnings				
ransferred o non-istributable eserves		32 501	(32 501)	-
oreign urrency ranslation eserve		70 346		70 346
s previously tated		70 828		70 828
hange in ccounting olicy		(482)		(482)
ividends aid			(2 883)	(2 883)
ssue of hares	98 109			98 109
alance at 30	1 681 887	139 918	1 074 001	2 895 806

June 2001 restated				
Current year associate income		55 964	(55 964)	-
Earnings attributable to shareholders			658 593	658 593
Increase in foreign currency translation reserve		381 658		381 658
Dividends paid			(26 694)	(26 694)
Issue of shares	473 538			473 538
Transfer to distributable reserves		(95)	95	-
Balance at end of period	2 155 425	577 445	1 650 031	4 382 901

Notes

1. The accounting policies and methods of computation for the financial statements for the year ended 30 June 2002 are in all material respects consistent with those applied in prior years, except for the provision of depreciation on buildings and post-retirement medical aid benefits, which were done for the first time this year, and are in accordance with South African Statements of Generally Accepted Accounting Practice.
2. The results have been audited by Deloitte & Touche. Their unqualified audit opinion is available for inspection at the company`s registered office.

Comments

Review of results

The board is pleased to report growth in headline earnings for the year ended 30 June 2002 of 57% to R802 million (2001: R511 million) on increased revenues of 42%.

Notwithstanding the demanding trading conditions, both in South Africa and Europe, the Group achieved real growth in revenue whilst increasing its operating margin to 11,4% (2001: 10,1%). The results for the year confirm the Group`s ability to maintain and grow market share in contracting and declining markets. This is a result of its cost advantages in Eastern Europe and the increased export realisations from South Africa.

The Group, for the first time, provided for depreciation on all buildings in accordance with South African Accounting Standard AC135 as

ell as for post-retirement medical aid benefits in terms of AC116. This ad the effect of reducing headline earnings for the year to 30 June)02 by R44,9 million (2001: R36,2 million) with a prior year adjustment f R78,6 million, which is shown as an adjustment to the opening balance f retained income.

et finance charges increased to R79,3 million (2001: R46,6 million) ainly as a result of the Group`s offshore borrowings and the impact of ne weakening Rand. Interest cover amounts to 11,1 times (2001: 11,7 imes) and the net interest-bearing debt: equity ratio is at 24% (2001: %) well within the Group`s self-imposed borrowing covenants. The ncrease in the level of financial gearing was mainly attributable to he acquisitions in Australia (Freedom Manufacturing), the UK (Relyon) nd the Group`s increased investment in Unitrans.

axation increased to R52,6 million (2001: R27 million) and the ontinuing relatively low effective tax charge is due mainly to the roup`s favourable tax dispensations in Central Europe, which are xpected to continue in the foreseeable future.

hareholders` funds increased to R4 383 million (2001: R2 896 million) nd return on average shareholders` funds was 22% during the year. The et asset value per share increased from 349 cps to 483 cps, an increase f 38,4%.

he Group generated 81% (2001: 73%) of its total revenues in hard urrencies during the year.

eadline earnings per share increased by 50% to 93 cents (2001: 62 ents) while basic earnings per share increased by 3% (due mainly to the on-recurring exceptional gain in 2001) to 76 cents (2001: 74 cents).

he weighted average number of shares increased by 5% during the year.

he Group`s cash flow continues to be strong and cash generated from perations amounted to R955 million (2001: R734 million). The cash enerative capacity and low gearing ratios of the Group place it in an deal position to exploit further growth opportunities, both organically nd by acquisition.

egmental analysis

he Group`s main activity as an integrated global lifestyle supplier is ocused on manufacturing and wholesale and distribution.

ear ended 30 June 2002

`000	Revenue	%	arnings before exceptional items, oodwill, interest and taxation	%	Net assets	%
anufacturing	6 154 814	75	653 961	70	3 287 171	75
holesale and istribution	2 053 122	25	280 263	30	1 095 730	25
otal	8 207 936	100	934 224**	10	4 382 901	100

* Earnings before exceptional items, goodwill, interest and taxation
nclude share of income from associated companies and outside
hareholders` income of R57,773 million.

ear ended 30 June 2001

`000	Revenue	%	Earnings before exceptional items, goodwill, interest and taxation	%	Net assets	%
anufacturing	4 087 206	71	442 059	76	2 317 202	80
holesale and istribution	1 686 326	29	142 367	24	578 604	20
otal	5 773 532	100	584 426**	100	2 895 806	100

* Earnings before exceptional items, goodwill, interest and taxation
nclude share of income from associated companies and outside
hareholders` income of R39,930 million.

eographical analysis

he Group`s operations are located in southern Africa, the European
ommunity, eastern Europe and Australia.

ear ended 30 June 2002

`000	Revenue	%	Earnings before exceptional items, goodwill, interest and taxation	%	Net assets	%
outhern frica***	2 502 161	30	226 230	24	1 225 837	28
uropean ommunity	3 589 038	44	430 686	46	2 417 465	55
astern urope	1 820 556	22	267 273	29	657 435	15
ustralia	296 181	4	10 035	1	82 164	2
otal	8 207 936	100	934 224	100	4 382 901	100

** Southern Africa comprises the Republic of South Africa, Botswana,
waziland, Namibia and Lesotho. The Group has no exposure to Zimbabwe.

ear ended 30 June 2001

Earnings
before
exceptional
tems,
goodwill,

R`000	Revenue	%	interest and taxation	%	Net assets	%
Southern Africa***	2 254 691	39	176 242	30	1 276 584	44
European Community	2 029 069	35	265 663	45	1 345 894	46
Eastern Europe	1 439 036	25	139 388	24	262 286	9
Australia	50 736	1	3 133	1	11 042	1
Total	5 773 532	100	584 426	100	2 895 806	100

An average exchange rate of R9,00: 1 Euro (2001: R6,75: 1 Euro) was used to translate foreign currency income and expenditure into South African Rand. R936 million (2001: R706 million) of Africa`s revenue represents exports to the USA and the European Community, representing approximately 37% (2001: 31%) of its activities. It is the intention of the Group to increase these exports into the future. The Group`s exposure to the local South African furniture market amounts to 18% (2001: 24%) of total revenue.

Corporate governance

The Group is committed to the principles of sound corporate governance and is substantially compliant with the requirements of the King Report on Corporate Governance for South Africa 2002 ("King II"). A phasing-in approach towards full compliance with the recommendations of King II has been adopted and an appropriate balance between performance and corporate constraints is being pursued.

Corporate activity

In order to rationalise and achieve economies of sale, a number of business divisions both locally and internationally, were closed during the financial year, resulting in exceptional closure costs of R83,171 million.

The Group has entered into and concluded a number of investment transactions during the financial year:

- Relyon Group Plc, a bedding manufacturer in the UK and the Netherlands and a foam converting facility in the UK which supplies the furniture, automotive and aviation industries, was acquired effective 1 October 2001;
- the Group acquired Marshall Furniture, based in Adelaide, the largest case-goods manufacturer in Australia;
- Steinhoff Pacific was formed as a joint venture with the retail group, Freedom Group Limited, which is listed on the Australian Stock Exchange. Steinhoff owns 74,9% and Freedom 25,1% of this entity. Steinhoff Pacific now has manufacturing facilities in Sydney, Brisbane, Adelaide, Victor Harbour and Auckland;
- two new brands, Egoform and Dieter Knoll were acquired which are targeted at the top end of the European market. They were launched this January and confirm the Group`s commitment to developing brands in its respective markets;

the joint venture with La-Z-Boy Inc of America was finalised during ıe year under review and authorised exclusive dealers for this well ıown brand are currently being appointed in various parts of Europe;

Steinhoff acquired a 34,99% interest in PG Bison Holdings ?roprietary) Limited which is the leading particle board manufacturer ı South Africa;

the Group increased its holding in Unitrans Limited to 26% (2001: 4,4%); and

additional investments were made during the year in new saw milling apacity which will promote further exports from South Africa.

ıe Group is constantly examining new business opportunities. The orporate services team examines all opportunities and their likely fit nd possible future contribution to the Group`s activities to complement rganic growth. This demonstrates the Group`s commitment to ensuring hat its operations are appropriately structured to achieve optimal rowth in the years to come, in the various markets that it serves.

ocial responsibility and manpower

he Group is committed to good labour relations and creating an nvironment where all of its more than 30 000 employees worldwide can evelop to their fullest potential. Notwithstanding certain discontinued perations, the number of the Group`s employees have increased orldwide. The Group is committed to a programme of skills transfer, anging from leadership development at various educational levels, to uccessful training and deployment of individuals worldwide.

lack economic empowerment of small and medium sized enterprises, within ur South African communities, forms part of the Group`s strategy.

n addition to traditional medical schemes, the Steinhoff Health Care lan was introduced with a special focus on HIV/Aids management and nvolves, inter alia, access to medical assistance dedicated to the teinhoff employees.

ompliance with environmental regulations is one of the Group`s riorities. This manifests itself, both in terms of the sourcing of raw aterials, eg timber that complies with Forestry Stewardship Council tandards, and the infrastructure and processes within our manufacturing perations.

rospects

he continued growth and development of the business will be achieved hrough improved capacity utilisation, enhanced working capital anagement and expansion of the Group`s core competencies and products. ecause of its integrated nature, the Group is also well positioned to ptimise intergroup sourcing of raw materials and components. These pportunities, together with co-ordinated sourcing and enhanced customer ervice levels, are all expected to have a positive impact on margins nto the future.

ontinued growth in exports from South Africa is expected to further nhance earnings.

he consolidation in the local furniture retail sector is nearing

npletion and this, together with a fundamental change in retailing
:us to core products and business mix between cash and credit, are
pected to benefit the Group.
Germany and eastern Europe the Group is committed to grow its market
are by delivering quality products at competitive prices, supported by
ality support and service excellence. The stated move towards higher
ice branded products is also anticipated to impact favourably on
rgins.
e Group's integration of the UK and Australian acquisitions have
ogressed well and these operations are well placed to deliver above
erage earnings growth.
e Company is delighted with the performance of its associates,
itrans and PG Bison, and expects continued material contributions from
ese investments in years to come.
nagement is confident that the Group will continue to generate real
rnings growth in the year ahead.
claration of Capitalisation share award with dividend election option
e board has resolved to award capitalisation shares to shareholders
corded in the register at the close of business on Friday, 1 November
02 ("the share award"). Shareholders will be entitled to accept or
cline the share award or any part thereof and instead elect to receive
cash dividend of 15 cents (2001: 12 cents) per share.
e last day to trade the Company's shares on the JSE Securities
change South Africa to ensure that a purchaser appears as a
areholder on the record date (1 November 2002) will be Friday, 25
tober 2002. Shares will commence trading ex dividend from the
mmencement of trading on Monday, 28 October 2002.
are certificates may not be dematerialised or rematerialised from
nday, 28 October 2002 to Friday, 1 November 2002, both days inclusive.
e terms of the share award will be announced on Friday, 11 October
02, and documentation relating thereto will be posted by Friday, 18
tober 2002. Elections in respect of the cash dividend will close on
iday, 1 November 2002.
mmunication
e Group strives to communicate openly, and with clarity, on how we are
rforming and our results are consistent, and adequately explained,
thout divulging information that would jeopardise our competitive
vantage.
e Annual Report will be mailed to shareholders in due course. The
nual general meeting is scheduled to take place on Friday, 29 November
02, at 13:00 at the registered office of the Company.
order of the board
J Grobler
mpany secretary
September 2002
ministration
gistration number

.998/003951/06
;hare code: SHF
:SIN: ZAE 000016176
Registered office
28 6th Street, Wynberg, Sandton, 2090
Republic of South Africa
Tel +27 (11) 445 3000
Fax +27 (11) 445 3099
Sponsor
Gensec Bank Limited
3A Summit Road
Dunkeld West
Transfer secretaries
Computershare Investor Services Limited
18th Floor, 11 Diagonal Street
Johannesburg
2001
Directors
B E Steinhoff* (Chairman), M J Jooste (Managing Director), D E
Ackerman+, C E Daun+*, K J Grov□+, D Konar+, F J Nel, N W Steinhoff*, D
M van der Merwe
*German +Non-executive
Auditors
Deloitte & Touche
Company secretary
S J Grobler
website: www.steinhoffinternational.com
Date: 09/09/2002 07:27:00 AM Produced by the JSE SENS Department

Steinhoff - Directors` Share Dealing

Release Date: 27/09/2002 16:43:14 Code(s): SHF

Steinhoff - Directors` Share Dealing
Share Code: SHF
ISIN: ZAE000016176

Company	:	Steinhoff International Holdings Limited ("SHF")
Name of Director	:	Claas Edmund Daun
Number of securities	:	12 756 774
Type of securities	:	Ordinary shares
Date of transaction	:	Friday, 27 September 2002
Nature of transaction and price	:	Mr Daun, through Daun & Cie AG ("Daun & Cie"), acquired a significant interest in a newly formed industrial group of private companies, including BCM Holdings (Proprietary) Limited and Metz Industrial Holdings (Proprietary) Limited, whose business comprises, inter alia, the manufacture of bedding and other components, with a view of increasing its exports from South Africa. Daun & Cie discharged a portion of the purchase price payable, by the transfer of the above number of shares to the various vendors and their nominees. The shares have been valued at a price of 800 cps, being the highest traded price per Steinhoff share on Monday, 2 September 2002,which was the first practicable date after the transaction has become unconditional. The agreements recording this transaction were subject to a number of suspensive conditions which included the approval of the Competition Commission. The conditions have now been fulfilled and settlement and delivery in terms of the relevant agreements is due to take place by no later than 30 September 2002.

Date: 27/09/2002 04:40:00 PM Produced by the JSE SENS Department

Steinhoff International Holdings Limited - Terms Of Capitalisation Award

Release Date: 10/10/2002 16:44:54 Code(s): SHF

Steinhoff International Holdings Limited - Terms of capitalisation award
Steinhoff International Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
Share code: SHF; ISIN : ZAE000016176
("Steinhoff" or "the Company")

TERMS of CAPITALISATION SHARE AWARD and ELECTION to RECEIVE a CASH DIVIDEND in lieu thereof

Shareholders are referred to the results announcement dated 9 September 2002 and are advised that the directors of Steinhoff have determined the terms of the capitalisation share award ("the share award") and the right of election to receive the final cash dividend in lieu thereof.

TERMS OF THE SHARE AWARD

Shareholders recorded in the register of Steinhoff at the close of business on Friday, 1 November 2002 ("the record date"), will be eligible for the share award. The last day to trade in order to be entitled to participate in the share award will be Friday, 25 October 2002.

Shareholders will receive capitalisation shares in the company unless they elect to receive the final cash dividend of 15 cents per share in respect of the year ended 30 June 2002.

The rounded number of capitalisation shares to which shareholders will become entitled will be determined by multiplying the number of ordinary shares held by the shareholder by a ratio. The ratio will be arrived at by multiplying 15 cents per share by a factor of 1,17647 and dividing the result with the lower of:

- the volume weighted average traded price per Steinhoff share on the JSE Securities Exchange South Africa ("the JSE") over the 3 (three) trading days up to and including Thursday, 17 October 2002; and
- 680 cents per share, being the closing market price of a Steinhoff share on Wednesday, 9 October 2002, as the last practicable trading day immediately prior to the finalisation and release of this announcement on SENS on Thursday, 10 October 2002 and in the press on Friday, 11 October 2002.

The rounded number of capitalisation shares to which a shareholder will be entitled will be calculated on the following basis:

Capitalisation share entitlement
= number of shares held at the record date x15 cents per share x 1,17647
Issue price

The factor of 1,17647 has been determined with a view to take into account any Capital Gains Tax ("CGT") that a shareholder who elects the capitalisation share award may incur on the shares that he/she/it will receive in terms of such award for no consideration. This factor effectively results in the capitalisation shares being issued at a discount of 15% to the applicable market price of a Steinhoff share, which percentage is equal to the effective CGT rate payable by corporate tax payers. More information on the effects on a shareholder of electing the share award in lieu of the cash dividend, will be contained in the documentation referred to below.

Fractions

Trading in the STRATE environment does not permit fractions and fractional

0,5. Shareholders who have not dematerialised their shares and who elect to receive a cash dividend should note that if same amounts to less than R5,00 per individual shareholder, that shareholder will not be paid a dividend and the aggregated amounts of such entitlements will be donated to the Nelson Mandela Children`s` Fund.

LISTING

Application will be made to the JSE for the maximum possible number of capitalisation shares to be issued in terms of the capitalisation award to be listed with effect from the commencement of business on Monday, 28 October 2002. An adjustment of the number of capitalisation shares listed will be made on Tuesday, 5 November 2002, in accordance with the actual elections made.

GENERAL

Documentation dealing with the share award and the procedure required for electing the cash dividend, will be posted to shareholders on Friday, 11 October 2002. In order to be valid, completed forms of election must be received by Steinhoff`s transfer secretaries by no later than 12:00 on Friday, 1 November 2002.

The results of the share award will be released on SENS on Monday, 4 November 2002 and published in the press on Tuesday, 5 November 2002.

Share certificates, where applicable, and/ or dividend cheques will be posted to certificated shareholders, at the risk of such shareholders on or about Monday, 4 November 2002. CSDP/Broker accounts will be updated/credited in respect of dematerialised shareholders, according to their election, on Monday, 4 November 2002.

Wynberg, Sandton

10 October 2002

SPONSOR

GENSEC BANK LIMITED

(Registration number 1996/004744/06)

Date: 10/10/2002 04:44:00 PM Produced by the JSE SENS Department

Steinhoff International Holdings Limited - Issue Price Of Capitalisation Share

Release Date: 17/10/2002 17:44:14 Code(s): SHF

STEINHOFF INTERNATIONAL HOLDINGS LIMITED - ISSUE PRICE OF CAPITALISATION SHARE AWARD

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
Share code: SHF; ISIN : ZAE000016176
("Steinhoff" or "the Company")

ISSUE PRICE OF CAPITALISATION SHARE AWARD

Shareholders are referred to the results announcement dated 9 September 2002 and the terms of the capitalisation share award announcement dated 11 October 2002 and are advised that the issue price of the capitalisation share award has now been determined.

The issue price, (which is the lower of the volume weighted average traded price of Steinhoff`s shares on the JSE Securities Exchange South Africa for the three trading days ending and including Thursday 17 October 2002, being 701.5221 cps, and 680 cps), is 680 cps.

Based on the issue price referred to above, for every one share held on the record date (1 November 2002) the number of shares to which a shareholder will be entitled is 0,02595 shares (and for every one hundred shares is 2,595 shares), subject to the rounding procedure contained in the circular issued 11 October 2002.

Shareholders will receive capitalisation shares in the company unless they elect by Friday, 1 November 2002 to receive the final cash dividend of 15 cents per share in respect of the year ended 30 June 2002.

Wynberg, Sandton
17 October 2002

SPONSOR
GENSEC BANK LIMITED
(Registration number 1996/004744/06)

Date: 17/10/2002 05:43:00 PM Produced by the JSE SENS Department

Steinhoff International Holdings Limited- Appointment Of Non-executive Directors

Release Date: 30/10/2002 17:33:07 Code(s): SHF

Steinhoff International Holdings Limited- APPOINTMENT OF NON-EXECUTIVE DIRECTORS
Steinhoff International Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
(Share code: SHF ISIN: ZAE 000016176)
("Steinhoff" or "the company")

APPOINTMENT OF NON-EXECUTIVE DIRECTORS

The directors of Steinhoff are pleased to announce the appointment with effect from 31 October 2002, of the following individuals as non-executive directors of the company:

DR FRANKLIN ABRAHAM SONN (63)
BA, HDipEd (hons), FIAC

Franklin is a former ambassador of South Africa to the United States of America (1995-1998) and rector and vice-chancellor of the Peninsula Technikon (1978-1994).

Currently, his board positions include Africa Group Corporation (Pty) Limited as executive chairman, Airports Company South Africa Limited, ABSA Group and Bank Limited, MacSteel Holdings (Pty) Ltd, Capespan Group Holdings Ltd, Sappi Limited and Western Province Rugby (Pty) Limited. He is chairman of Kwezi V3 Engineers, Multimed (Pty) Ltd and Johannesburg International Airport Southern Sun Inter-Continental Hotel.

Franklin has been awarded several honourary degrees and awards. He published A Decade of Struggle in 1998 and has keen interest in the promotion of education, business, cultural affairs, political matters, sport, community upliftment and international affairs. He is very involved with educational, business and cultural organisations and recently has been elected as President of Die Afrikaanse Handelsinstituut and chancellor of the University of the Free State. He acts as trustee for Read Educational Trust and for the Nelson Mandela Children`s Fund.

JOHANNES FREDERICUS MOUTON (56)
BComm (hons), CA(SA), AEP

Jannie is the founder and chairman of PSG Group Limited, chairman of Capitec Bank Holdings Limited and various other companies in the PSG Group.

Jannie started his career with Federale Volksbeleggings Limited as financial manager and after a period as financial director with Kanhym Limited, established Senekal Mouton & Kitshoff Inc, a stockbroking company and member of the JSE. He served as member of several JSE committees and was instrumental in various corporate transactions. He has 29 years of experience in financial management and investment banking.

Other board positions include AST Group Limited, Remgro Limited and m-Cubed Holdings Limited.

Adv JOHANNES NICOLAAS STEPHANUS DU PLESSIS (53)
BComm, LLB, SC

Johann has been a practicing senior counsel since 1989 and was admitted to the bar in 1974.

Johann practices as a trial advocate with extensive experience and exposure to a wide range of commercial matters, which include those relating to exchange

STEINHOFF

(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
(Share code: SHF ISIN: ZAE 000016176)
("Steinhoff" or "the company")

APPOINTMENT OF NON-EXECUTIVE DIRECTORS

The directors of Steinhoff are pleased to announce the appointment with effect from 31 October 2002, of the following individuals as non-executive directors of the company:

DR FRANKLIN ABRAHAM SONN (63)
BA, HDipEd (hons), FIAC
Franklin is a former ambassador of South Africa to the United States of America (1995-1998) and rector and vice-chancellor of the Peninsula Technikon (1978-1994).

Currently, his board positions include Africa Group Corporation (Pty) Limited as executive chairman, Airports Company South Africa Limited, ABSA Group and Bank Limited, MacSteel Holdings (Pty) Ltd, Capespan Group Holdings Ltd, Western Province Rugby, ABSA Bank Limited and Sappi Limited. He is chairman of Kwezi V3 Engineers, Multimed (Pty) Ltd and Johannesburg International airport Southern Sun Inter-Continental Hotel.

1998 and has keen interest in the promotion of education, business, cultural affairs, political matters, sport, community upliftment and international affairs. He is very involved with educational, business and cultural organisations and recently has been elected as President of Die Afrikaanse Handelsinstituut and chancellor of the University of the Free State. He acts as trustee for Read Educational Trust and for the Nelson Mandela Children's Fund.

JOHANNES M FREDERICUS MOUTON (56)
BCom (hons), CA(SA), AEP
Jannie is the founder and chairman of PSG Group Limited, chairman of Capitec Bank Holdings Limited and various other companies in the PSG Group.

Jannie started his career with Federale Volksbeleggings Limited as financial manager and after a period as financial director with Kanhym Limited, established Senekal Mouton & Kitshoff Inc, a stockbroking company and member of the JSE. He served as member of several JSE committees and was instrumental in various corporate transactions. He has
29 years of experience in financial management and investment banking.

Other positions include AST Group Limited, Remgro Limited and m-Cubed Holdings Limited.

Adv JOHANNES NICOLAAS STEPHANUS DU PLESSIS (53)

BCom, LLB, SC

Johann has been a practicing senior counsel since 1989 and was admitted to the bar in 1974.

Johann practices as a trial advocate with extensive experience and exposure to a wide range of commercial matters, which include those relating to exchange control, stock exchange rules and corporate law. He also acted as Judge of the High Court in both the Witwatersrand local and Cape provincial divisions.-

The appointments are in line with the recommendations of the King Report on Corporate Governance ("the King report") and will result in the majority of Steinhoff's directors to be non-executive. The existing board considers all three of the incoming directors as independent as described in the King report.

Steinhoff stands to gain substantially from the experience , complementary skills, and business acumen of the new appointmentees to its Board where they are expected to add substantial value in the company's various activities and strategies.

By order of the Board

SJ GROBLER

COMPANY SECRETARY

03 DEC 30 AM 7:21

Steinhoff - Results Of The Capitalisation Share Award

Release Date: 04/11/2002 17:07:03 Code(s): SHF

Steinhoff - Results Of The Capitalisation Share Award
(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
(Share code: SHF ISIN: ZAE 000016176)
("Steinhoff" or "the company")
RESULTS OF THE CAPITALISATION SHARE AWARD AND ELECTION TO RECEIVE A FINAL CASH DIVIDEND IN LIEU THEREOF
The offer to receive the capitalisation share award or the cash dividend in lieu thereof made to shareholders registered on Friday, 1 November 2002 closed at 12:00 on that date. Elections to receive the cash dividend of 15 cents per share were made in respect of 110 412 065 ordinary shares, totalling an aggregate cash dividend of R 16 561 809,75.
Accordingly, 20 776 933 new ordinary shares in the company (being 87,88% of the maximum number of capitalisation shares that were the subject of the capitalisation share award) will be issued. An amendment to the maximum number of capitalisation shares listed will be made on Tuesday, 5 November 2002.
Share certificates in respect of the capitalisation shares and cheques in respect of the dividend entitlements have been dispatched to certificated shareholders on Monday, 4 November 2002. The CSDP accounts of uncertificated Steinhoff shareholders have been updated or credited, as the case may be, on Monday, 4 November 2002.
Wynberg, Sandton
4 November 2002
Sponsor and Investment Bank
GENSEC
Date: 04/11/2002 05:05:00 PM Produced by the JSE SENS Department

Steinhoff International Holdings Limited - Director`s Share Dealings

Release Date: 06/12/2002 09:32:44 Code(s): SHF

Steinhoff International Holdings Limited - DIRECTOR`S SHARE DEALINGS

Company Code : SHF

ISIN Code : ZAE000016176

In compliance with the requirements of rule 3.72 of the JSE Listings Requirements, the following should be noted:

Name of company	:	Steinhoff International Holdings Limited
Name of director	:	Johannes Fredericus Mouton (Non-executive)
Date of transactions	:	5 December 2002
Number and class of securities		100 000 ordinary shares of 0,5 cent each
Nature of transactions	:	Open market purchases
Average price	:	735 cents per share
Extent of interest	:	Indirectly, through a company controlled by his immediate family

Date: 06/12/2002 09:32:36 AM Produced by the JSE SENS Department

03 DEC 30 AM 7:21

Steinhoff International Holdings Ltd - Unaudited Results For The Six Months

Release Date: 03/03/2003 16:04:07 Code(s): SHF

Steinhoff International Holdings Ltd - Unaudited results for the six months ended 31 December 2002

Steinhoff International Holdings Ltd
Registration number: 1998/003951/06
Share code: SHF ISIN code: ZAE 000016176

Sustainable growth achieved in challenging international markets

* Revenue up 35%
* Headline earnings up 33% to R487 million
* Headline EPS up 21%
* Strong operating cash flow
* Sound balance sheet structure

Consolidated income statement
for the six months ended 31 December 2002

	Notes	Unaudited six months ended 31/12/02 R`000	*Unaudited six months ended 31/12/01 R`000	% change	Audited year ended 30/06/02 R`000
Revenue		5 299 962	3 912 203	35	8 207 936
Operating income before depreciation		609 799	459 285	33	1 040 014
Depreciation		(111 813)	(70 060)		(163 563)
Operating income after depreciation		497 986	389 225	28	876 451
Exceptional	1	(15 307)	-		(107 174)

items					
Earnings before goodwill, interest and taxation		482 679	389 225	24	769 277
Goodwill amortised		(28 506)	-		(36 549)
Earnings before interest and taxation		454 173	389 225	17	732 728
Net finance charges		(19 492)	(18 137)		(79 299)
Earnings before taxation		434 681	371 088	17	653 429
Taxation		(31 484)	(25 365)	24	(52 609)
Earnings after taxation		403 197	345 723	17	600 820
Share of associated companies` retained income		44 515	21 704	105	55 964
Attributable to outside shareholders		(8 281)	856		1 809
Income attributable to shareholders		439 431	368 283	19	658 593
Number of shares in issue (`000)		951 800	864 845	10	906 616
Weighted average number of shares in issue (`000)		929 537	855 528	9	864 754
Attributable income (R`000)		439 431	368 283	19	658 593
Headline earnings (R`000)	2	487 536	367 267	33	785 021

Earnings per share (cents)	47	43	9	76
Headline earnings per share before restatement (cents)	52	45		98
Changes in accounting policies to comply with new accounting standards and circular 7/2002	-	(2)		(7)
Headline earnings per share (cents)	52	43	21	91
Dividend per share (cents)	-	-		15
Note 1: Exceptional items (R`000)				
Closure costs	(15 307)	-		(83 171)
Impairment of assets	-	-		(24 003)
	(15 307)	-		(107 174)
Note 2: Headline earnings calculation				
Income attributable to shareholders	439 431	368 283		658 593
Adjustment for:				
- (Profit)/Loss on disposal of fixed assets	4 292	(1 016)		(17 295)
- Exceptional items	15 307	-		107 174

- Goodwill written off	28 506	-		36 549
Headline earnings for the period	487 536	367 267	33	785 021
Changes in accounting policies to comply with new accounting standards and circular 7/2002	(4 292)	17 630		62 195
Headline earnings before restatement	483 244	384 897		847 216

*The figures for the six months ended 31/12/2001 have been restated to comply with Accounting Statement AC 135 as well as circular 7/2002.

Abridged consolidated cash flow statement
for the six months ended 31 December 2002

	Unaudited six months ended 31/12/02 R`000	Unaudited six months ended 31/12/01 R`000	Audited year ended 30/06/02 R`000
Operating profit before working capital changes	586 048	458 269	932 557
Net changes in working capital	(344 858)	(159 832)	22 454
Cash generated from operations	241 190	298 437	955 011
Net finance costs	(19 492)	(18 137)	(79 299)
Dividends paid	(16 562)	(26 694)	(26 694)
Dividends received	17 230	7 506	7 506
Taxation	(22 091)	(60 457)	(59 457)
Net cash inflow from operating activities	200 275	200 655	797 067
Net cash outflow from investing activities	(515 501)	(1 134 016)	(1 380 076)
Net cash inflow from financing	421 403	32 153	308 145

activities			
Net increase/(decrease) in cash and cash equivalents	106 177	(901 208)	(274 864)
Effects of exchange rate changes on cash and cash equivalents	(121 449)	142 732	(308 989)
Cash and cash equivalents - beginning of period	405 052	988 905	988 905
Cash and cash equivalents - end of period	389 780	230 429	405 052

Abridged consolidated balance sheet
at 31 December 2002

	Unaudited 31/12/02 R`000	*Unaudited 31/12/01 R`000	Audited 30/06/02 R`000
ASSETS			
Non-current assets			
Property, plant and equipment and intangible assets	2 830 639	2 786 699	2 729 956
Investments and loans	1 240 035	808 089	1 246 109
Deferred tax asset	23 515	-	5 727
4 094 189	3 594 788	3 981 792	
Current assets			
Accounts receivable	2 824 401	2 480 458	2 563 859
Inventories	1 124 779	1 127 763	1 109 204
Cash and cash equivalents	389 780	230 429	405 052
4 338 960	3 838 650	4 078 115	
Total assets	8 433 149	7 433 438	8 059 907
EQUITY AND LIABILITIES			
Capital and reserves			

Ordinary shareholders` equity	4 693 236	3 796 269	4 382 901
Outside shareholders` interest	26 592	9 182	28 073
4 719 828	3 805 451	4 410 974	
Non-current liabilities			
Deferred taxation	12 576	4 531	7 223
Long-term liabilities	655 914	1 054 260	746 811
Long-term licence fee liability	216 381	287 250	237 873
	884 871	1 346 041	991 907
Current liabilities			
Net interest bearing	936 560	444 800	622 083
Accounts payable and provisions	1 891 890	1 837 146	2 034 943
	2 828 450	2 281 946	2 657 026
Total equity and liabilities	8 433 149	7 433 438	8 059 907
Net asset value per share (cents)	493	439	483
Gearing ratio (net) (%)	33	33	24

*The figures for the six months ended 31/12/2001 have been restated to comply with Accounting Statement AC 135.

Statement of changes in equity
for the six months ended 31 December 2002

	Share capital and premium R`000	Non-distributable reserves R`000	Distributable reserves R`000	Total R`000
Balance at beginning of period	2 155 425	577 445	1 650 031	4 382 901
Earnings attributable			439 431	439 431

to shareholders				
Decrease in foreign currency translation reserve		(246 423)		(246 423)
Dividends paid			(16 562)	(16 562)
Issue of shares	133 889			133 889
Share of associate companies` retained earnings transferred to non-distributable reserves		18 542	(18 542)	
Balance at end of period	2 289 314	349 564	2 054 358	4 693 236

Note

The accounting policies and methods of compilation for the financial statements for the six months ended 31 December 2002 are in all material respects consistent with those applied in previous periods, except for the provision of depreciation on owner-occupied buildings (AC 135) and post-retirement medical aid benefits (AC 116), which were accounted for the first time in the year ended 30 June 2002, and are in accordance with South African Statements of Generally Accepted Accounting Practice. The comparative results for the six months ended 31 December 2001 have been restated to recognise these changes, which has had the effect of reducing headline earnings for that period by R16,6 million with a prior year adjustment at 30 June 2001 of R114,7 million, which has been adjusted to the opening balance of retained income.

Review of results

Performance

The Board takes pleasure in reporting that the Group`s headline earnings for the six months ended 31 December 2002 grew to R487 million (2001: R367 million) on increased revenues of R5 300 million (2001: R3 912 million) in a challenging and competitive global market.

The results demonstrate the sustainability of the Group`s business model and core strategies through expanded geographical spread and diversification.

Through outsourcing of non-core product ranges, the partial vertical integration of the European supply chain, the strengthening of existing and the creation of new business relationships and the manufacture and sourcing of product in low cost regions and sales into developed economies, the performance of the Group

has been sustained. The Group`s ability to generate real earnings growth in its wide geographical areas of operation, without relying on a consistent depreciation in its reporting currency is encouraging.

The average operating margin of the Group was maintained at 10% for the period and is expected to continue at this level for the remainder of the current financial year. Steinhoff Africa achieved an operating margin of 9,0% (2001: 9,0%) while the rest of the Group generated a margin of 11% in rand terms.

Net finance charges were contained, notwithstanding the growth reported for the period as a result of continued sound working capital management and comparatively lower interest rates in Europe.

The relatively low effective tax rate is due mainly to the favourable tax dispensations in certain jurisdictions in central Europe, as well as the partial utilisation of assessed losses brought forward through profitable trading. The effective tax rate is not anticipated to change materially in the foreseeable future.

The Board is also pleased with the contribution of the Group`s associated investments, P G Bison Holdings and Unitrans, which more than doubled for the period under review.

The results of Relyon (UK) and Steinhoff Pacific (Australia) are now included for the full six month period compared to only three months for the comparative period.

Headline earnings per share increased by 21% to 52 cents (2001: 43 cents) on a weighted average number of 929,537 million (2001: 855,528 million) shares in issue.

Segmental analysis

The Group`s main activities as an integrated global lifestyle supplier is focused on manufacturing and wholesale & distribution.

six months ended 31 December 2002

R`000	Revenue	%	Earnings before exceptional items, goodwill, interest and taxation*	%	Net assets	%
Manufacturing	3 706 175	70	363 483	67	3 383 846	72
Wholesale & distribution	1 593 787	30	179 018	33	1 309 382	28
Total	5 299 962	100	542 501	100	4 693 228	100

* Earnings before exceptional items, goodwill, interest and taxation includes share of associate income of R44 515 000.

six months ended 31 December 2001

Earnings
before

R`000	Revenue	%	exceptional items, goodwill, interest and taxation**	%	Net assets	%
Manufacturing	2 871 616	73	252 396	61	2 699 661	71
Wholesale & distribution	1 040 587	27	158 533	39	1 096 608	29
Total	3 912 203	100	410 929	100	3 796 269	100

**Earnings before exceptional items, goodwill, interest and taxation includes share of associate income of R21 704 000.

Geographical analysis

The Group`s operations are located in southern Africa, the European community, eastern Europe and Australia.

six months ended 31 December 2002

R`000	Revenue	%	Earnings before exceptional items, goodwill, interest and taxation	%	Net assets	%
Southern Africa	1 475 906	28	131 884	24	1 316 350	28
European Community	2 344 960	44	251 924	47	2 592 375	55
Eastern Europe	1 223 449	23	152 931	28	706 149	15
Australia and New Zealand	255 647	5	5 762	1	78 354	2
Total	5 299 962	100	542 501	100	4 693 228	100

six months ended 31 December 2001

R`000	Revenue	%	Earnings before exceptional items, goodwill, interest and taxation	%	Net assets	%
Southern Africa	1 275 842	33	110 364	27	1 259 815	33
European Community	1 690 828	43	207 151	51	1 785 926	47
Eastern	820 080	21	88 174	21	678 983	18

Europe						
Australia and New Zealand	125 453	3	5 240	1	71 545	2
Total	3 912 203	100	410 929	100	3 796 269	100

The average exchange rate used to translate foreign currency income and expenditure into South African rand was R9,85: Euro1 (2001: R8,33: Euro1). R479 million (2001: R414 million) of Africa`s revenue represents exports to the USA and the European community, amounting to approximately 32% (2001: 32%) of its activities. It is the intention of the Group to continue to increase these exports into the future. The Group`s revenue exposure to the local South African furniture market amounted to 19% (2001: 20%).

FUNDING AND GEARING

The Group redeemed Euro30 million of short-term debt outstanding on 30 June 2002 from the proceeds of a six-year redeemable bond, having a fixed six-monthly coupon rate of 3,625% per annum. In addition, Steinhoff Europe intends to access a Euro syndicated term loan facility, which, if implemented and together with the bond, should improve the Group`s financial risk profile. Further, the Group`s European operations are gaining greater visibility in the international markets.

The company strengthened its equity through the issue of 20,8 million shares to shareholders electing to receive the capitalisation shares in lieu of the cash dividend of 15 cents per share. The company also placed 20 million shares in the off-shore market in December 2002. The proceeds are to be used to fund capital expenditure and future business opportunities in the European division. This placing is in line with the Group`s stated objective of increasing its non-resident shareholder base.

The company maintained its gearing ratio at 31 December 2002 at 33% (2001: 33%) and had an annualised net debt : EBITDA ratio of 1,27 times (2001: 1,37 times).

CORPORATE ACTIVITY

The Group did not make any material acquisitions during the period under review, but continues to integrate recent acquisitions and joint ventures.

RELATED PARTY TRANSACTIONS

During the period the company and its subsidiaries in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions were subject to terms that are no less favourable than those arranged with third parties.

CORPORATE GOVERNANCE

The Group complies in all material respects with the Code of Corporate Practice and Conduct published in the King Report on Corporate Governance.

TRIPLE BOTTOM LINE

The Group`s commitment to support of HIV/AIDS interventions, sound labour relations, skills training and development and creating an environment where all of its more than 30 000 employees worldwide can develop to their fullest potential, continues as planned.

Compliance with environmental regulations remains a priority.

Black Economic Empowerment of enterprises within our South African communities

is an integral part of the group`s strategy.

DIVIDEND

It is the Group`s stated policy to declare dividends once a year, after its financial year-end at 30 June.

PROSPECTS

The Group`s operations in Europe and Australia are expected to gain market share through their competitive advantages, strategic alliances and recent expansions. The drive towards higher margin branded products continues. Management is examining areas that will enhance efficiencies in raw material supply from inter group sources, centralised distribution and logistics.

Steinhoff Africa will continue to grow its exports from South Africa. We will make further investments in raw material production facilities to ensure long-term sources of supply, particularly in sawmilling and the privatisation of state-owned timber resources.

Management is confident that, given the existing trading conditions, the Group will achieve real growth in earnings for the year.

By order of the Board

SJ GROBLER, Company secretary

3 March 2003

Corporate information

Registration number: 1998/003951/06

Share code: SHF ISIN code: ZAE 000016176

Registered office

28 Sixth Street, Wynberg, Sandton, 2090

(PO Box 1955, Bramley, 2018)

Tel +27 (11) 445 3000, Fax +27 (11) 445 3099

Transfer secretaries

Computershare Investor Services Limited

(Registration number 1987/003382/06)

Ground Floor, 70 Marshall Street, Johannesburg, 2001

(PO Box 7184, Johannesburg, 2000)

Company secretary

SJ Grobler

28 Sixth Street, Wynberg, Sandton, 2090 (PO Box 1955, Bramley, 2018)

Sponsor

Gensec Bank Limited, 3A Summit Road, Dunkeld West, Johannesburg, 2196

(PO Box 411420, Craighall, 2024)

Directors: BE Steinhoff* (Chairman), MJ Jooste (Managing Director), DE Ackerman+,

CE Daun+*, JNS du Plessis+, KJ Grov□+, D Konar+, JF Mouton+, FJ Nel, FA Sonn+,

NW Steinhoff*, DM van der Merwe

*German +Non-executive

www.steinhoffinternational.com

Edblo

Softex

Slumberland

Sealy

Ther-a-pedic
Dreamland
Sealy Posturepedic
Beech Furn
Bakker & Steyger
Cablefloor
Pat Cornick
High Point
Victoria Lewis
Wonder Wood
@work
33 South
PG Bison
Milano
Lounge Furniture
Alpine Lounge
Megacor Group
Grafton Everest
Gommagomma
Roadway Logistics
Greaves & Thomas
Unitrans
House of York
Doorwise Bruply Doors (Pty) Ltd
Jatex
Moxwood
Peach & Hatton
Steincraft
Unita
Botswana Foam Supplies
Loungeweave
Namib Foam
Vitafoam
Mattex
Braecroft
Prime Pine Products
Malenge
Pritex
Woodline
XVG
Relyon
Kanizsa
Steinhoff UK Furniture
Norma
Po-Co
Designwerk
Danubia

SKS
1913
Mandante
GeFem
Steinhoff Pacific
Bruno Steinhoff
Ego Form
Die Klose Kollektion
Depol
KPM
Wim
Conforta
Mago
Dormira
Dieter Knoll Collection
Schon Brunn
Freedom
Visita
Italine
Linea Italia
Quattro Mobili
Steinpol Collection i
Lazboy
Habufa
Trend Design
Marshall Furniture
Steinhoff Sofa
Nexus
Steinhoff Benelux B.V.
Hachmer
Date: 03/03/2003 04:04:00 PM Produced by the JSE SENS Department

Steinhoff
International Holdings Ltd

- Revenue up 35%
- Headline earnings up 33% to R487 million
- Headline EPS up 21%
- Strong operating cash flow
- Sound balance sheet structure

Unaudited results
for the six months ended
31 December 2002



Sustainable growth achieved in challenging

Consolidated income statement

for the six months ended 31 December 2002

	Notes	Unaudited six months ended 31/12/02 R'000	*Unaudited six months ended 31/12/01 R'000	% change	Audited year ended 30/06/02 R'000
Revenue		**5 299 962**	3 912 203	35	8 207 936
Operating income before depreciation		**609 799**	459 285	33	1 040 014
Depreciation		**(111 813)**	(70 060)		(163 563)
Operating income after depreciation		**497 986**	389 225	28	876 451
Exceptional items	1	**(15 307)**	–		(107 174)
Earnings before goodwill, interest and taxation		**482 679**	389 225	24	769 277
Goodwill amortised		**(28 506)**	–		(36 549)
Earnings before interest and taxation		**454 173**	389 225	17	732 728
Net finance charges		**(19 492)**	(18 137)		(79 299)
Earnings before taxation		**434 681**	371 088	17	653 429
Taxation		**(31 484)**	(25 365)	24	(52 609)
Earnings after taxation		**403 197**	345 723	17	600 820
Share of associated companies' retained income		**44 515**	21 704	105	55 964
Attributable to outside shareholders		**(8 281)**	856		1 809
Income attributable to shareholders		**439 431**	368 283	19	658 593
Number of shares in issue ('000)		**951 800**	864 845	10	906 616
Weighted average number of shares in issue ('000)		**929 537**	855 528	9	864 754
Attributable income (R'000)		**439 431**	368 283	19	658 593
Headline earnings (R'000)	2	**487 536**	367 267	33	785 021
Earnings per share (cents)		**47**	43	9	76
Headline earnings per share before restatement (cents)		**52**	45		98
Changes in accounting policies to comply with new accounting standards and circular 7/2002		**–**	(2)		(7)
Headline earnings per share (cents)		**52**	43	21	91
Dividend per share (cents)		**–**	–		15
Note 1: Exceptional items (R'000)					
Closure costs		**(15 307)**	–		(83 171)
Impairment of assets		**–**	–		(24 003)
		(15 307)	–		(107 174)
Note 2: Headline earnings calculation					
Income attributable to shareholders		**439 431**	368 283		658 593
Adjustment for:					
– (Profit)/Loss on disposal of fixed assets		**4 292**	(1 016)		(17 295)
– Exceptional items		**15 307**	–		107 174
– Goodwill written off		**28 506**	–		36 549
Headline earnings for the period		**487 536**	367 267	33	785 021
Changes in accounting policies to comply with new accounting standards and circular 7/2002		**(4 292)**	17 630		62 195
Headline earnings before restatement		**483 244**	384 897		847 216

** The figures for the six months ended 31/12/2001 have been restated to comply with Accounting Statement AC 135 as well as circular 7/2002.*

Abridged consolidated balance sheet

at 31 December 2002

	Unaudited 31/12/02 R'000	*Unaudited 31/12/01 R'000	Audited 30/06/02 R'000
ASSETS			
Non-current assets			
Property, plant and equipment and intangible assets	**2 830 639**	2 786 699	2 729 956
Investments and loans	**1 240 035**	808 089	1 246 109
Deferred tax asset	**23 515**	–	5 727
	4 094 189	3 594 788	3 981 792
Current assets			
Accounts receivable	**2 824 401**	2 480 458	2 563 859
Inventories	**1 124 779**	1 127 763	1 109 204
Cash and cash equivalents	**389 780**	230 429	405 052
	4 338 960	3 838 650	4 078 115
Total assets	**8 433 149**	7 433 438	8 059 907
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary shareholders' equity	**4 693 236**	3 796 269	4 382 901
Outside shareholders' interest	**26 592**	9 182	28 073
	4 719 828	3 805 451	4 410 974
Non-current liabilities			
Deferred taxation	**12 576**	4 531	7 223
Long-term liabilities	**655 914**	1 054 260	746 811
Long-term licence fee liability	**216 381**	287 250	237 873
	884 871	1 346 041	991 907
Current liabilities			
Net interest bearing	**936 560**	444 800	622 083
Accounts payable and provisions	**1 891 890**	1 837 146	2 034 943
	2 828 450	2 281 946	2 657 026
Total equity and liabilities	**8 433 149**	7 433 438	8 059 907
Net asset value per share (cents)	**493**	439	483
Gearing ratio (net) (%)	**33**	33	24

** The figures for the six months ended 31/12/2001 have been restated to comply with Accounting Statement AC 135.*

Abridged consolidated cash flow statement

for the six months ended 31 December 2002

	Unaudited six months ended 31/12/02 R'000	Unaudited six months ended 31/12/01 R'000	Audited year ended 30/06/02 R'000
Operating profit before working capital changes	**586 048**	458 269	932 557
Net changes in working capital	**(344 858)**	(159 832)	22 454
Cash generated from operations	**241 190**	298 437	955 011
Net finance costs	**(19 492)**	(18 137)	(79 299)
Dividends paid	**(16 562)**	(26 694)	(26 694)
Dividends received	**17 230**	7 506	7 506
Taxation	**(22 091)**	(60 457)	(59 457)
Net cash inflow from operating activities	**200 275**	200 655	797 067
Net cash outflow from investing activities	**(515 501)**	(1 134 016)	(1 380 076)
Net cash inflow from financing activities	**421 403**	32 153	308 145
Net increase/(decrease) in cash and cash equivalents	**106 177**	(901 208)	(274 864)
Effects of exchange rate changes on cash and cash equivalents	**(121 449)**	142 732	(308 989)
Cash and cash equivalents – beginning of period	**405 052**	988 905	988 905
Cash and cash equivalents – end of period	**389 780**	230 429	405 052

Statement of changes in equity

for the six months ended 31 December 2002

	Share capital and premium R'000	Non-distributable reserves R'000	Distributable reserves R'000	Total R'000
Balance at beginning of period	2 155 425	577 445	1 650 031	4 382 901
Earnings attributable to shareholders			439 431	439 431
Decrease in foreign currency translation reserve		(246 423)		(246 423)
Dividends paid			(16 562)	(16 562)
Issue of shares	133 889			133 889
Share of associate companies' retained earnings transferred to non-distributable reserves		18 542	(18 542)	
Balance at end of period	2 289 314	349 564	2 054 358	4 693 236

Note

The accounting policies and methods of compilation for the financial statements for the six months ended 31 December 2002 are in all material respects consistent with those applied in previous periods, except for the provision of depreciation on owner-occupied buildings (AC 135) and post-retirement medical aid benefits (AC 116), which were accounted for the first time in the year ended 30 June 2002, and are in accordance with South African Statements of Generally Accepted Accounting Practice. The comparative results for the six months ended 31 December 2001 have been restated to recognise these changes, which has had the effect of reducing headline earnings for that period by R16,6 million with a prior year adjustment at 30 June 2001 of R114,7 million, which has been adjusted to the opening balance of retained income.

Review of results

Performance

The Board takes pleasure in reporting that the Group's headline earnings for the six months ended 31 December 2002 grew to R487 million (2001: R367 million) on increased revenues of R5 300 million (2001: R3 912 million) in a challenging and competitive global market.

The results demonstrate the sustainability of the Group's business model and core strategies through expanded geographical spread and diversification. Through outsourcing of non-core product ranges, the partial vertical integration of the European supply chain, the strengthening of existing and the creation of new business relationships and the manufacture and sourcing of product in low cost regions and sales into developed economies, the performance of the Group has been sustained. The Group's ability to generate real earnings growth in its wide geographical areas of operation, without relying on a consistent depreciation in its reporting currency is encouraging.

The average operating margin of the Group was maintained at 10% for the period and is expected to continue at this level for the remainder of the current financial year. Steinhoff Africa achieved an operating margin of 9,0% (2001: 9,0%) while the rest of the Group generated a margin of 11% in rand terms.

Net finance charges were contained, notwithstanding the growth reported for the period as a result of continued sound working capital management and comparatively lower interest rates in Europe.

The relatively low effective tax rate is due mainly to the favourable tax dispensations in certain jurisdictions in central Europe, as well as the partial utilisation of assessed losses brought forward through profitable trading. The effective tax rate is not anticipated to change materially in the foreseeable future.

The Board is also pleased with the contribution of the Group's associated investments, P G Bison Holdings and Unitrans, which more than doubled for the period under review.

The results of Relyon (UK) and Steinhoff Pacific (Australia) are now included for the full six month period compared to only three months for the comparative period.

Headline earnings per share increased by 21% to 52 cents (2001: 43 cents) on a weighted average number of 929,537 million (2001: 855,528 million) shares in issue.

SEGMENTAL ANALYSIS

The Group's main activity as an integrated global lifestyle supplier is focused on manufacturing and wholesale & distribution.

six months ended 31 December 2002

R'000	Revenue	%	Earnings before exceptional items, goodwill, interest and taxation*	%	Net assets	%
Manufacturing	3 706 175	70	363 483	67	3 383 846	72
Wholesale & distribution	1 593 787	30	179 018	33	1 309 382	28
Total	5 299 962	100	542 501	100	4 693 228	100

** Earnings before exceptional items, goodwill, interest and taxation include share of associate income of R44 515 000.*

six months ended 31 December 2001

R'000	Revenue	%	Earnings before exceptional items, goodwill, interest and taxation**	%	Net assets	%
Manufacturing	2 871 616	73	252 396	61	2 699 661	71
Wholesale & distribution	1 040 587	27	158 533	39	1 096 608	29
Total	3 912 203	100	410 929	100	3 796 269	100

***Earnings before exceptional items, goodwill, interest and taxation include share of associate income of R21 704 000.*

GEOGRAPHICAL ANALYSIS

The Group's operations are located in southern Africa, the European community, eastern Europe and Australia.

six months ended 31 December 2002

R'000	**Revenue**	**%**	**Earnings before exceptional items, goodwill, interest and taxation**	**%**	**Net assets**	**%**
Southern Africa	**1 475 906**	**28**	**131 884**	**24**	**1 316 350**	**28**
European Community	**2 344 960**	**44**	**251 924**	**47**	**2 592 375**	**55**
Eastern Europe	**1 223 449**	**23**	**152 931**	**28**	**706 149**	**15**
Australia and New Zealand	**255 647**	**5**	**5 762**	**1**	**78 354**	**2**
Total	**5 299 962**	**100**	**542 501**	**100**	**4 693 228**	**100**

six months ended 31 December 2001

R'000	Revenue	%	Earnings before exceptional items, goodwill, interest and taxation	%	Net assets	%
Southern Africa	1 275 842	33	110 364	27	1 259 815	33
European Community	1 690 828	43	207 151	51	1 785 926	47
Eastern Europe	820 080	21	88 174	21	678 983	18
Australia and New Zealand	125 453	3	5 240	1	71 545	2
Total	3 912 203	100	410 929	100	3 796 269	100

The average exchange rate used to translate foreign currency income and expenditure into South African rand was R9,85: €1 (2001: R8,33: €1). R479 million (2001: R414 million) of Africa's revenue represents exports to the USA and the European community, amounting to approximately 32% (2001: 32%) of its activities. It is the intention of the Group to continue to increase these exports into the future. The Group's revenue exposure to the local South African furniture market amounted to 19% (2001: 20%).

FUNDING AND GEARING

The Group redeemed €30 million of short-term debt outstanding on 30 June 2002 from the proceeds of a six-year redeemable bond, having a fixed six-monthly coupon rate of 3,625% per annum. In addition, Steinhoff Europe intends to access a Euro syndicated term loan facility, which, if implemented and together with the bond, should improve the Group's financial risk profile. Further, the Group's European operations are gaining greater visibility in the international markets.

The company strengthened its equity through the issue of 20,8 million shares to shareholders electing to receive the capitalisation shares in lieu of the cash dividend of 15 cents per share. The company also placed 20 million shares in the off-shore market in December 2002. The proceeds are to be used to fund capital expenditure and future business opportunities in the European division. This placing is in line with the Group's stated objective of increasing its non-resident shareholder base.

The company maintained its gearing ratio at 31 December 2002 at 33% (2001: 33%) and had an annualised net debt: EBITDA ratio of 1,27 times (2001: 1,37 times).

CORPORATE ACTIVITY

The Group did not make any material acquisitions during the period under review, but continues to integrate recent acquisitions and joint ventures.

RELATED PARTY TRANSACTIONS

During the period the company and its subsidiaries in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions were subject to terms that are no less favourable than those arranged with third parties.

CORPORATE GOVERNANCE

The Group complies in all material respects with the Code of Corporate Practice and Conduct published in the King Report on Corporate Governance.

TRIPLE BOTTOM LINE

The Group's commitment to and support of HIV/AIDS interventions, sound labour relations, skills training and development and creating an environment where all of its more than 30 000 employees worldwide can develop to their fullest potential, continues as planned.

Compliance with environmental regulations remains a priority.

Black Economic Empowerment of enterprises within our South African communities is an integral part of the group's strategy.

DIVIDEND

It is the Group's stated policy to declare dividends once a year, after its financial year-end at 30 June.

PROSPECTS

The Group's operations in Europe and Australia are expected to gain market share through their competitive advantages, strategic alliances and recent expansions.

The drive towards higher margin branded products continues. Management is examining areas that will enhance efficiencies in raw material supply from inter-group sources, centralised distribution and logistics.

Steinhoff Africa will continue to grow its exports from South Africa. We will make further investments in raw material production facilities to ensure long-term sources of supply, particularly in sawmilling and the privatisation of state-owned timber resources.

Management is confident that, given the existing trading conditions, the Group will achieve real growth in earnings for the year.

By order of the Board

SJ Grobler
Company secretary

3 March 2003

Corporate information

Registration number
1998/003951/06

Share code: SHF
ISIN code: ZAE 000016176

Registered office
28 Sixth Street, Wynberg, Sandton, 2090
(PO Box 1955, Bramley, 2018)
Tel +27 (11) 445 3000
Fax +27 (11) 445 3099

Transfer secretaries
Computershare Investor Services Limited
(Registration number 1987/003382/06)
Ground Floor, 70 Marshall Street, Johannesburg, 2001
(PO Box 7184, Johannesburg, 2000)

Company secretary
SJ Grobler
28 Sixth Street, Wynberg, Sandton, 2090
(PO Box 1955, Bramley, 2018)

Sponsor
Gensec Bank Limited
3A Summit Road, Dunkeld West, Johannesburg, 2196
(PO Box 411420, Craighall, 2024)

Directors
BE Steinhoff* (Chairman), MJ Jooste (Managing Director), DE Ackerman†, CE Daun†*, JNS du Plessis†, KJ Grové†, D Konar†, JF Mouton†, FJ Nel, FA Sonn†, NW Steinhoff*, DM van der Merwe

**German †Non-executive*

Your Bed For Life Softex Slumberland THER-A-PEDIC Sealy DREAMLAND Sealy Posturepedic

BAKKER & STEYGER BeechFurn COLLECTION Pat Cornick HIGH POINT Victoria & Lewis

@WORK PG BISON Milano Lounge Alpine Lounge

grafton everest Megacor Group Roadway Logistics UNITRANS

JATEX DOORWISE HOUSE OF YORK PeachHatton INTERNATIONAL STEINCRAFT Unitra

XIG LOUNGEWEAVE MATTEX vitafoam NAMIB FOAM BOTSWANA FOAM SUPPLIES

PRIME PINE PRODUCTS NEXUS MALENGE AECROFT WOODLINE

Relyon Steinhoff UK Furniture norma |designwerk|

KANIZSA TREND KFT SKS andante bőrbútorok GeFeM GOLENIOW BRUNO STEINHOFF

1913 Neunzehndreizehn Die Klose Kollektion WIMM DORMIRA DEPOL CONFORTA

Dieter Knoll Collection KPM Mago Schönbrunn VISITA danubia ITALINE

LINEA ITALIA TREND Design Steinpol Collection i LAZBOY EGO FORM

MARSHALL FURNITURE FREEDOM Manufacturing Steinhoff Sofa STEINHOFF PACIFIC HABUFA meubelen

Valenti hr hachmer antiques & colonial QUATTRO MOBILI Steinhoff Benelux B.V. GREAVES & THOMAS



Steinhoff
International Holdings Ltd

www.steinhoffinternational.com

Steinhoff - Directors Share Dealings

Release Date: 09/04/2003 10:21:09 Code(s): SHF

Steinhoff - Directors Share Dealings
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
(Share code: SHF ISIN: ZAE 000016176)
("Steinhoff" or "the company")
DIRECTOR"S SHARE DEALINGS
In compliance with the requirements of rule 3.72 of the JSE Listings Requirements, the following should be noted:

Name of company	:	Steinhoff International Holdings Limited
Company Code	:	SHF
ISIN Code	:	ZAE000016176
Name of director	:	Johannes Fredericus Mouton (Non-executive)
Date of transactions	:	08 April 2003
Number and class of securities	:	100 000 ordinary shares of 0,5 cent each
Nature of transactions	:	Open market purchases
Average price	:	545 cents per share
Extent of interest	:	Indirectly, through a company controlled by his immediate family

This Announcement Is Published For Information Purposes Only

Release Date: 24/04/2003 14:13:02 Code(s): SHF

This announcement is published for information purposes only
Steinhoff International Holdings Ltd - Results Of Syndicated Loan Offering
Steinhoff International Holdings Ltd
(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
("Steinhoff")
(Share code: SHF ISIN: ZAE 000016176)
RESULTS OF SYNDICATED LOAN OFFERING

Further to the interim results announcement dated 3 March 2003, the directors are pleased to announce that the Syndicated Loan Programme ("SLP")referred to therein, for Steinhoff Europe AG Austria ("S.E."), a wholly owned group company, has been successfully concluded. The Mandated Lead Arrangers were Citibank International plc (Citigroup) and Commerzbank AG. Commerzbank International SA will act as facility agent. An amount of Euro 125 million, with a "greenshoe" option, was on offer in the form of a credit facility comprising a term loan facility and a revolving credit facility, in both instances with a term of three years and carrying a favourable interest rate.

Twelve additional banks joined the syndicate and the SLP closed significantly oversubscribed. Steinhoff and S.E. resolved to increase the SLP to Euro 175 million. The excess commitments above Euro 125 million have been allocated as a Euro 50 million increase in the revolving credit facility. The proceeds of the SLP will be utilised mainly to consolidate existing bilateral banking facilities of S.E. and its subsidiaries and the unutilised portion, as and when required, for general corporate purposes. The Loan Agreement was signed on 15 April 2003 in Frankfurt, Germany.

24 April 2003
Johannesburg
Mandated lead arrangers in Europe
Citigroup
Schroder Salomon Smith Barney & Citibank
Commerzbank
Securities
Sponsor in South Africa
Gensec Bank Limited

Steinhoff - Directors Share Dealings

Release Date: 03/06/2003 09:06:37 Code(s): SHF

```
Steinhoff - Director"s Share Dealings
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
(Share code:  SHF ISIN: ZAE 000016176)
("Steinhoff" or "the company")
DIRECTOR"S SHARE DEALINGS
In compliance with the requirements of rule 3.72 of the JSE Listings
Requirements, the following should be noted:
Name of director          :    Johannes  Fredericus Mouton (Non-executive)
Date of transactions      :    30 May 2003
Number and class
of securities             :    14 500 ordinary shares of 0,5 cent each
Nature of transactions    :    Open market purchases
Average price             :    640 cents per share
Extent of interest        :    Indirectly, through a company controlled by his
                               immediate family
Date: 03/06/2003 09:06:39 AM Produced by the JSE SENS Department
```

Steinhoff International Holdings Limited - Directors Share Dealings

Release Date: 03/06/2003 13:00:32 Code(s): SHF

STEINHOFF INTERNATIONAL HOLDINGS LIMITED - DIRECTOR"S SHARE DEALINGS
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
Company Code : SHF
ISIN Code : ZAE000016176
DIRECTOR"S SHARE DEALINGS
In compliance with the requirements of rule 3.72 of the JSE Listings Requirements, the following should be noted:

Name of company	:	Steinhoff International Holdings Limited
Name of director	:	Johannes Fredericus Mouton (Non-executive)
Date of transactions	:	2 June 2003
Number and class of securities	:	40 000 ordinary shares of 0,5 cent each
Nature of transactions	:	Open market purchases
Price	:	Ranging from 677 to 680 cents per share
Extent of interest	:	Indirectly, through a company controlled by his immediate family

Date: 03/06/2003 01:00:34 PM Produced by the JSE SENS Department

Steinhoff International Holdings Limited - Directors Share Dealings

Release Date: 04/06/2003 13:25:01 Code(s): SHF

```
Steinhoff International Holdings Limited - Director"s Share Dealings
Steinhoff International Holdings Limited
Company Code  :  SHF
ISIN Code     :  ZAE000016176
DIRECTOR"S SHARE DEALINGS
In compliance with the requirements of rule 3.72 of the JSE Listings
Requirements, the following should be noted:
Name of director              :    Johannes  Fredericus Mouton (Non-executive)
Date of transactions          :    3 June 2003
Number and class of securities:    45 500 ordinary shares of 0,5 cent each
Nature of transactions        :    Open market purchases
Price                         :    700 cents per share
Extent of interest            :    Indirectly, through a company controlled by
                                   his immediate family
Date: 04/06/2003 01:25:03 PM Produced by the JSE SENS Department
```

Steinhoff International Holdings Limited - Dealing In Securities By A Director

Release Date: 08/07/2003 08:56:26 Code(s): SHF

```
NHOFF INTERNATIONAL HOLDINGS LIMITED - DEALING IN SECURITIES BY A DIRECTOR
nhoff International Holdings Limited
orporated in the Republic of South Africa)
istration number 1998/003951/06)
e code: SHF    ISIN Code: ZAE000016176
ompliance with the requirements of rules 3.72 to 3.75 of the JSE Securities
ange South Africa Listings Requirements, the following should be noted:
 of director                 :  Johannes Fredericus Mouton (Non-executive)
 of transactions             :  3 July 2003
er and class of securities   :  200 000 ordinary shares of 0,5 cent each
re of transactions           :  Open market purchases
hase price                   :  660 cents per share
nt of interest               :  Indirectly, through a company controlled by
                             :  his immediate family
ly 2003
sor
ec Bank Limited
orate Finance Advisory
: 08/07/2003 08:56:27 AM Produced by the JSE SENS Department
```

Steinhoff International Holdings Ltd - Audited Results For The Year Ended 30

Release Date: 09/09/2003 07:27:19 Code(s): SHF

```
nhoff International Holdings Ltd - Audited results for the year ended 30
                                June 2003
nhoff International Holdings Limited
orporated in the Republic of South Africa)
istration number 1998/003951/06)
e code: SHF    ISIN Code: ZAE000016176
ted results
the year ended 30 June 2003
strength and strategies
ver sustainable growth
venue up by 21% to R9,95 billion
2: R8,2 billion)
adline earnings per share up 15% to 105 cents (2002: 91 cents)
 gearing ratio down from 24% to 15%
ntinued strong cash generation from operations
oposed dividend per share up 20% to 18 cents (2002: 15 cents)
dged consolidated income statement for the year ended 30 June 2003
```

	Note	Audited year ended 30/06/03 R"000	Audited* year ended 30/06/02 R"000	% increase
nue		9 948 595	8 207 936	21
ating income re depreciation		1 300 913	1 040 014	25
eciation		(191 858)	(163 563)	
ating income depreciation		1 109 055	876 451	27
otional items	1	(79 389)	(107 174)	

rnings before odwill, interest d taxation		1 029 666	769 277	34
odwill amortised		(31 429)	(36 549)	
rnings before terest and xation		998 237	732 728	36
t finance charges		(121 181)	(79 299)	
rnings before xation		877 056	653 429	34
xation		(97 950)	(52 609)	
rnings after xation		779 106	600 820	30
are of associate come		91 056	55 964	
tributable to tside shareholders		2 881	1 809	
come attributable shareholders		873 043	658 593	33
mber of shares in sue ("000)		946 055	906 616	4
ighted average mber of shares in sue ("000)		939 970	864 754	9
tributable income '000)		873 043	658 593	33
adline earnings '000)	2	984 865	785 021	25
rnings per share ents)		93	76	22
adline earnings r share (cents)		105	91	15
previously stated			93	
anges to comply th circular 7/2002			(2)	
luted earnings per are (cents)		90	74	22
luted headline rnings per share ents)		101	88	15
oposed dividend r share (cents)		18	15	20
te 1: Exceptional ems (R"000)				
Profit on disposal business		12 000		
Loss on disposal		(9 793)		

```
usiness
pairment of             (5 954)
ngible assets
osure costs             (37 362)    (83 171)
pairment of             (38 280)    (24 003)
erty, plant and
pment
389)    (107 174)
 2: Headline
ings calculation
me attributable         873 043     658 593
hareholders
stment for:
ceptional items         79 389      107 174
odwill                  31 429      36 549
tisation
ss/(Profit) on          4 977       (17 295)
osal of
erty, plant and
pment
ss on disposal          107
roperty, plant
equipment
uded in share of
ciate income
odwill                  4 590
tisation
uded in share of
ciate income
gative goodwill         (8 670)
uded in share of
ciate income
line earnings           984 865     785 021
the year
adline earnings for the year ended 30/06/2002 have been restated to comply
 circular 7/2002.
dged consolidated balance sheet at 30 June 2003
                               Audited      Audited
                               30/06/03     30/06/02
)       R"000
TS
current assets
erty, plant and equipment and  2 529 182    2 731 424
ngible assets
stments and loans              1 180 365    1 246 109
rred tax assets                33 750       5 727
                               3 743 297    3 983 260
```

```
rent assets
ounts receivable and short       2 850 635    2 563 859
m loans
entories                         893 754      1 109 204
h and cash equivalents           1 462 943    405 052
                                 5 207 332    4 078 115
al assets                        8 950 629    8 061 375
ITY AND LIABILITIES
ital and reserves                4 942 186    4 384 369
side shareholders" interest      14 782       28 073
-current liabilities
erred tax liabilities            44 360       7 223
g term liabilities               1 437 591    746 811
g term licence fee liability     209 188      237 873
                                 1 691 139    991 907
rent liabilities
 interest bearing                624 916      622 083
ounts payable and provisions     1 677 606    2 034 943
                                 2 302 522    2 657 026
al equity and liabilities        8 950 629    8 061 375
 asset value per share (cents)   522          484
ring ratio (net)                 15%          24%
sing exchange rate - Rand :      8,61         10,25
o
idged group cash flow statement for the year ended 30 June 2003
                                 Audited     Audited
                                 year        year
                                 ended       ended
06/03    30/06/02
                                 R"000       R"000
rating profit before working     1 253 339   932 557
ital changes
 changes in working capital      (355 074)   22 454
n generated from operations      898 265     955 011
 finance costs                   (121 181)   (79 299)
idends paid                      (16 763)    (26 694)
idends received                  17 230      7 506
ation                            (85 728)    (59 457)
 cash inflow from operating      691 823     797 067
ivities
 cash outflow from investing     (812 189)   (1 380 076)
ivities
 cash inflow from financing      993 633     753 506
ivities
 increase in cash and cash       873 267     170 497
ivalents
ects of exchange rate changes    147 790     (308 989)
```

sh and cash equivalents		
and cash equivalents - ning of period	979 169	1 117 661
and cash equivalents - end riod	2 000 226	979 169
and cash equivalents can be ciled to the balance sheet llows:		
h and cash equivalents above	2 000 226	979 169
rafts included in cing activities	537 283	574 117
and cash equivalents per ce sheet	1 462 943	405 052

ment of changes in equity for the year ended 30 June 2003

	Share capital premium	Non-distributable reserves	Distributable reserves	Total
	R"000	R"000	R"000	R"000
ce at 30 2001 as ously stated	1 681 887	139 918	1 074 001	2 895 806
e in nting policy			1 468	1 468
ce at 30 2001 ted	1 681 887	139 918	1 075 469	2 897 274
ngs butable to holders			658 593	658 593
ends paid			(26 694)	(26 694)
of shares	473 538			473 538
ase in gn currency lation ve		381 658		381 658
of iate nies" ned earnings ferred to istributable ves		55 964	(55 964)	
fer to ibutable ves		(95)	95	

lance at 30 ne 2002	2 155 425	577 445	1 651 499	4 384 369
rnings tributable to areholders			873 043	873 043
vidends paid			(16 955)	(16 955)
sue of shares	98 178			98 178
crease in reign currency anslation serve		(378 696)		(378 696)
quisition of e remainder of ares an associate mpany		(1 248)		(1 248)
are of sociate mpanies" tained earnings ansferred to n-distributable serves		66 320	(66 320)	
serves released income		(12 033)	(4 472)	(16 505)
lance at 30 ne 2003	2 253 603	251 788	2 436 795	4 942 186

mmentary

nancial overview

e Board is pleased to report a 21% growth in revenue to R9,95 billion (2002: ,2 billion). Headline earnings for the year under review increased by 25% to 85 million (2002: R785 million).

e Group achieved real growth in revenue notwithstanding the continued allenging trading conditions globally. Operating margin improved further to ,1% (2002: 11,4%). The improved margin was achieved mainly as a result of the lative strength of the Euro against the USD and Polish Zloty, a more effective d higher throughput of products and improved sourcing of third party products.

t finance charges increased to R121,1 million (2002: R79,3 million) mainly as result of the utilisation of low interest rate funding in Europe to finance e Group"s offshore capital expenditure. Interest cover amounts to 9,1 times 002: 11,1 times) and the net interest bearing debt to equity ratio reduced to % (2002: 24%), well within the Group"s self-imposed borrowing limitation of %.

xation expense increased to R97,9 million (2002: R52,6 million) and is in line th expectations. The average tax rate increased to 11,2% (2002: 8,1%) and it anticipated that the average tax rate will range between 12% to 15% for the reseeable future.

adline earnings per share increased 15% to 105 cents (2002: 91 cents) while sic earnings per share increased 22% to 93 cents (2002: 76 cents). The ghted average number of shares increased by 9% during the year to 939,97 llion (2002: 864,75 million).

areholders" funds increased to R4 942 million (2002: R4 384 million) and urn on average shareholders" funds was stable at 21% (2002: 22%) during the ar. The net asset value per share further improved by 7,9%, from 484 cps to cps, despite an increase in the number of issued shares to 946,1 million 02: 906,6 million).

e Group"s cash flow from operations continues to be strong and amounted to 98 million (2002: R955 million), further benefiting from sound working capital agement. Cash generation is after a net increase in working capital of R355 llion (2002: reduction of R22,5 million) caused mainly by accelerated payments suppliers to benefit from more favourable settlement terms. The increase in rt-term cash and cash equivalents should be viewed against the seasonal ure of the business, with June being the low ebb of the business cycle in ope, immediately preceding the summer holidays.

MENTAL ANALYSIS

e Group"s main activity as an integrated global lifestyle supplier is focused manufacturing and wholesale & distribution.

r ended 30 June 2003

00	Revenue	%	Earnings before eptional items, goodwill, interest and taxation
ufacturing	7 260 028	73	845 847
lesale & tribution	2 688 567	27	358 149
al	9 948 595	100	1 203 996

00	%	Net assets	%
ufacturing	70	3 517 335	71
lesale & tribution	30	1 424 851	29
al	100	4 942 186	100

r ended 30 June 2002

00	Revenue	%	Earnings ore exceptional items, goodwill, erest and taxation
ufacturing	6 154 814	75	636 666
lesale &			

stribution	2 053 122	25	280 263
al	8 207 936	100	916 929
00	%	Net assets	%
ufacturing	69	3 288 639	75
lesale & stribution	31	1 095 730	25
al	100	4 384 369	100

graphical analysis
e Group"s operations are located in Southern Africa, the European Community,
tern Europe, Australia and New Zealand.
r ended 30 June 2003

ore erest and 00	Revenue	%	Earnings exceptional items, goodwill, taxation
thern ica	2 668 211	27	236 272
opean munity	4 397 708	44	569 319
tern ope	2 381 148	24	378 596
tralia	501 528	5	19 809
al	9 948 595	100	1 203 996
00	%	Net assets	%
thern ica	20	1 289 668	26
opean munity	47	2 689 541	55
tern ope	31	901 295	18
tralia	2	61 682	1
al	100	4 942 186	100

r ended 30 June 2002

nings dwill, 00	Revenue	%	before exceptional items, interest and taxation
thern ica	2 502 161	30	226 230
opean munity	3 589 038	44	413 391

stern rope	1 820 556	22	267 273
stralia	296 181	4	10 035
tal	8 207 936	100	916 929
)00	%	Net assets	%
uthern rica	25	1 227 305	28
ropean mmunity	45	2 417 465	55
stern rope	29	657 435	15
stralia	1	82 164	2
tal	100	4 384 369	100

e average exchange rate used to translate foreign currency income and penditure into South African rand was R9,415: 1 Euro (2002: R9,00 : 1 Euro).
52 million (2002: R936 million) of Southern Africa"s revenue of R2 668,2 llion (2002: R2 502,2 million) represents exports to the USA and the European mmunity, amounting to approximately 36% (2002: 37%) of its activities. It is e stated intention of the Group to continue to grow exports, notwithstanding e stronger Rand; it has the production capacity available to achieve economies scale and grow critical mass. The Group"s revenue exposure to the local South rican furniture market amounted to 17% (2002: 19%).
cluding exports from South Africa, the Group generated 83% (2002: 81%) of its tal revenues in foreign currencies during the year.

nding

ring December 2002, Steinhoff International issued a 6-year redeemable bond of ro 37,5 million at a discount, yielding an amount of Euro 30 million, which oceeds were advanced to Steinhoff Europe to expand its capital base. The bond, gether with the proceeds of an off-shore placement of 20 million shares for sh in December 2002, was concluded preparatory to the syndicated loan. As nounced in April 2003, Steinhoff Europe successfully concluded a syndicated rm loan and revolving credit facility of Euro 175 million with a number of ropean banks. These funding initiatives enable Steinhoff Europe to be nancially self-sufficient with regard to its funding requirements, largely dependent from its South African holding company.

rporate Activity

e Group did not conclude any material acquisitions during the year under view. It continues to evaluate and pursue quality opportunities from time to me which will augment the Group"s core strengths and competencies and pabilities.

rporate Governance

e Group complies in all material respects with the JSE Securities Exchange uth Africa ("JSE") Listing Requirements and the Code of Corporate Practice and nduct published in the King Report on Corporate Governance.

sting anniversary

einhoff celebrates its fifth anniversary as a listed company on the JSE on 23 ptember 2003. Despite tough and challenging conditions in both the trading

ıvironment and world financial markets in general Steinhoff has grown its ırket capitalisation from R2,6 billion at listing to the current R7 billion. ıese pleasing results confirm the substance of the group, its management and :s sustainable growth potential. The compound growth in headline earnings over ıe four years since listing, amount to 45,6%. Headline earnings per share has :own by a compound rate of 33,4% over the same period.

:iple Bottom Line

ıe Group"s commitment to and support of HIV/AIDS interventions, sound labour elations, skills training and development and creating an environment where all f its employees worldwide can develop to their fullest potential, continues as .anned.

ompliance with environmental regulations remains a priority. The Group"s roduction processes and raw materials used are constantly evaluated to ensure cceptable standards.

.ack Economic Empowerment (BEE) of enterprises within our Southern African ommunities is an integral part of the group"s growth strategy. This strategy omplies with the general practice of BEE, and is intended to introduce unique eatures to achieve real empowerment specific to our industry. The Group is ontinuously pursuing BEE opportunities in its Southern African operations.

:ospects

ıe European and Australian operations are continuing to gain further market ıare through leveraging their core strengths and competencies. The expanded ınufacturing base in Poland, Hungary and Ukraine augurs well for increased :ports into the European Union, particularly the United Kingdom, France and the enelux countries.

ıe growing contribution of higher margin branded products to the sales-mix is :pected to continue. The establishment of the new logistics centre in Germany : also expected to enhance centralised distribution and logistics efficiencies.

:einhoff Africa continues to grow its exports from South Africa, benefiting :om economies of scale and better utilisation of production capacity, despite a :rengthening Rand environment. The Group will make further investments in raw ıterial production facilities to ensure long-term sources of supply, ırticularly in sawmilling and timber resources.

ıe Australian operations continue to benefit from sales growth and better fficiencies.

ıe South African operations are benefiting from the improvement in macro- :onomic fundamentals which have a distinct favourable effect on consumer oending patterns in relation to durable goods.

ınagement expect to achieve growth in headline earnings from the continuing oerations for the year ahead.

:counting Policies

ıe accounting policies and methods of computation for the financial statements or the year ended 30 June 2003 are in all material respects consistent with ıose applied in prior years, except for AC 133 - Financial Instruments - ecognition and Measurement and AC 137 - Agriculture which were adopted during ıe current year, and are in accordance with South African Statements of enerally Accepted Accounting Practice. In terms of the transitional

rangements of AC 133, figures in respect of previous years are not restated.
e impact of the application of AC 133 and AC 137 has not been material on the
oup"s results.
dit Report
e results have been audited by Deloitte & Touche. Their unqualified audit
inion is available for inspection at the company"s registered office.
behalf of the Board of Directors

E Steinhoff	M J Jooste
airman	Chief executive officer
September 2003	8 September 2003

claration of capitalisation share award with dividend election option
e board has resolved to award capitalisation shares to shareholders recorded
the register at the close of business on Friday, 7 November 2003 ("the share
ard"). Shareholders will, however, be entitled to decline the share award or
y part thereof and instead elect to receive a cash dividend of 18 cents (2002:
cents) per share.
e last day to trade Steinhoff shares on the JSE to ensure that a purchaser
pears as a shareholder on the record date (7 November 2003) will be Friday, 31
tober 2003. Shares will commence trading ex dividend from the commencement of
ading on Monday, 3 November 2003. Payment and issue date will be on Monday, 10
vember 2003.
are certificates may not be dematerialised or rematerialised from Monday, 3
vember 2003 to Friday, 7 November 2003, both days inclusive.
e terms of the share award will be announced on Friday, 17 October 2003, and
cumentation relating thereto will be posted by Friday, 17 October 2003.
ections in respect of the cash dividend will close on Friday, 7 November 2003.
materialised shareholders will have their CSDP or broker accounts
edited/updated on Monday, 10 November 2003. Cheques/electronic transfers
here elected) and/or share certificates will be posted to shareholders
/about Monday, 10 November 2003. Shareholders are furthermore advised to
ovide and/or verify their banking details to the relevant CSDP, Broker or the
ansfer Secretaries to ensure safe transfer of any funds.
nual Report
e Annual Report will be mailed to shareholders in due course. The annual
neral meeting is scheduled to take place on Monday, 1 December 2003, at the
gistered office of the Company.
order of the board
J Grobler
mpany Secretary
September 2003
uno Steinhoff, Executive Chairman commented:
hese results bear testimony to Steinhoff"s ability to achieve sustainable
owth from our stated strategies and strengths amidst a volatile global trading
vironment".
MINISTRATION
gistration number: 1998/003951/06
E share code: SHF ISIN code: ZAE 000016176

istered office
Sixth Street, Wynberg, Sandton, 2090, Republic of South Africa
+27 (11) 445 3000, Fax +27 (11) 445 3099
nsfer secretaries: Computershare Limited
Marshall Street, Johannesburg, 2001
pany secretary
Grobler
itors
pitte & Touche
estor Relations
lege Hill (Proprietary) Limited
nsor
sec Bank Limited
ectors:
Steinhoff* (Chairman), M J Jooste (Chief Executive Officer), D E Ackerman+,
Daun+*,
S du Plessis+, K J Grove+, D Konar+, J F Mouton+, F J Nel, F A Sonn+, N W
inhoff*,
van der Merwe, *German +Non-executive
.steinhoffinternational.com
e: 09/09/2003 07:27:33 AM Produced by the JSE SENS Department

Steinhoff - Proposed International Equity Offering

Release Date: 03/10/2003 12:30:01 Code(s): SHF

Steinhoff - Proposed International Equity Offering
Steinhoff International Holdings Ltd
(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
JSE code: SHF ISIN code: ZAE000016176
("Steinhoff" or "the Company")

Proposed International Equity Offering

Shareholders of Steinhoff are advised that Steinhoff intends to conduct a series of meetings with international investors in the major international financial centres to explore the possibility of issuing new shares to such investors. Should market conditions and investor interest prove to be appropriate, Steinhoff intends to proceed with an International Offering of new ordinary shares (the "International Offering").

The size of the International Offering could be up to 15% of the Company"s issued share capital. The International Offering is expected to be implemented by way of an issue of shares for cash in accordance with the terms of the general authority granted at the annual general meeting of the Company held on 29 November 2002. Pricing is expected to take place in early November 2003. The new ordinary shares will be listed on the JSE Securities Exchange South Africa.

The purpose of the International Offering is to facilitate the continued growth and development of the Company. It is expected that the proceeds of the International Offering will be used for further strategic acquisitions and investments, capital expenditure and general corporate purposes, including repayment of certain debt. Further, it is anticipated that the International Offering will serve to diversify Steinhoff"s shareholder base and improve the liquidity of Steinhoff"s shares. Steinhoff"s intention is to use the proceeds of the International Offering only outside of South Africa. Accordingly, the International Offering will be targeted at only institutional investors outside of South Africa.

In terms of the International Offering, subscriptions will only be accepted for amounts of R100,000 or more from single addressees acting as principals. Accordingly, in terms of section 144(b) of the South African Companies Act 61 of 1973, the International Offering will not constitute an offer of securities for sale to the public.

Steinhoff intends to announce further details of the International Offering after all required regulatory approvals have been obtained and all relevant procedural requirements have been complied with.

Citigroup has been appointed as Global Coordinator and Sole Bookrunner of the International Offering by Steinhoff. Deutsche Bank will act as Co-Lead Manager to the International Offering.

This announcement is not for publication, release or distribution in or into the United States, Canada, Australia or Japan.

This announcement is not an offer for sale of securities in the United States, Canada, Australia or Japan, nor shall it constitute an offer to sell, or the solicitation of an offer to buy, and there shall not be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Securities may not be offered or sold in the United

This announcement does not in any manner constitute an offer to subscribe for or otherwise acquire securities in the Company.
Stabilisation/FSA.
Wynberg, Sandton
3 October 2003
Global Coordinator,
Sole Bookrunner
and Transactional Sponsor
Citigroup
Co-Lead Manager
Deutsche Bank
Legal Advisor
Hofmeyr Herbstein & Gihwala Inc
Reporting Accountants
and Auditors
Deloitte & Touche
Date: 03/10/2003 12:30:04 PM Produced by the JSE SENS Department

Steinhoff Uk Acquires Sprung Slumber

Release Date: 09/10/2003 14:24:01 Code(s): SHF

STEINHOFF UK ACQUIRES SPRUNG SLUMBER
Steinhoff International Holdings Limited
("Steinhoff")
JSE Share code: SHF
ISIN: ZAE000016176

Steinhoff UK Holdings Limited ("Steinhoff UK") a subsidiary of Steinhoff International Holdings Limited ("Steinhoff") announced on Friday, 3 October 2003, the acquisition of the business and assets of Sprung Slumber Limited, one of the bed manufacturing operations of Airsprung Furniture Group PLC. The purchase consideration amounts to approximately GBP5.4 million and will be payable in cash.

Sprung Slumber is a long established bed manufacturing company which has annual sales of GBP11 million and a strong profit record over many years. The estimated sustainable earnings before interest and tax of the acquired assets amount to GBP1 million per annum.

The product range of Sprung Slumber comprises mainly matresses and divans but also includes metal bed frames. The market coverage of Sprung Slumber is complementary to Relyon and will bring new major customers to Steinhoff UK.

Markus Jooste, Steinhoff CEO commented: "With the addition of Sprung Slumber, Steinhoff UK now offers greater choice to a wider range of customers in line with our strategy to expand market coverage through complementary products and to participate in the consolidation trend that is prevalent in the European markets in which we operate."

From a raw materials perspective, Sprung Slumber offers an excellent opportunity to expand intra-group foam and fibre sales from Pritex (a division of Steinhoff UK) as well as opening up new possibilities for Steinhoff"s raw material producing subsidiaries in Southern Africa.

Commenting on the acquisition Ian Topping, MD Steinhoff UK said: "Sprung Slumber will be operated as a separate business to fulfil its considerable, stand-alone growth potential. We welcome our 175 new colleagues to Steinhoff and look forward to working with them to build an even more successful company."

ends

8 Oct 2003

Enquiries

Steinhoff International Holdings Ltd	011 445 3000
Markus Jooste, CEO	
Piet Ferreira, Director Corporate Advisory Services	
Steinhoff UK Holdings Ltd	0944 1823 66 8218
Ian Topping MD	
College Hill	011 447 3030
Johannes van Niekerk	082 921 9110
Angela Parr	083 578 3885

Background note

Steinhoff International Holdings Limited manufactures, warehouses and distributes a wide range of household goods, including upholstered furniture, case goods, bedding as well as raw materials used primarily in the manufacturing of household goods. The Group"s facilities are situated throughout Europe, Australia and Southern Africa. It is listed on the JSE, South Africa and as of 7 October 2003 had a market capitalisation of ZAR 6.4 billion. The Group employs

September 2001. The three former Relyon businesses, being Relyon (UK bed manufacturing), Norma (Dutch bed manufacturing) and Pritex (UK foam and fibre conversion), were combined with Steinhoff"s existing UK sales and distribution business situated at Tewkesbury. Following this acquisition it will own eight factories in the UK and The Netherlands and one distribution centre in the UK. Visit www.steinhoffinternational.com for more information.
Date: 09/10/2003 02:24:05 PM Produced by the JSE SENS Department

Steinhoff International Holdings Limited - Terms Of Capitalisation Share Award

Release Date: 17/10/2003 07:16:04 Code(s): SHF

EINHOFF INTERNATIONAL HOLDINGS LIMITED - TERMS OF CAPITALISATION SHARE AWARD
EINHOFF INTERNATIONAL HOLDINGS LIMITED
ncorporated in the Republic of South Africa)
egistration Number 1998/003951/06)
are code: SHF; ISIN : ZAE000016176
Steinhoff" or "the Company")
RMS OF CAPITALISATION SHARE AWARD AND ELECTION TO RECEIVE A CASH DIVIDEND IN
EU THEREOF
areholders are referred to the results announcement dated 9 September 2003 and
e advised that the directors of Steinhoff have determined the terms of the
pitalisation share award ("the share award") and the right of election to
ceive the final cash dividend in lieu thereof.
RMS OF THE SHARE AWARD
areholders recorded in the register of Steinhoff at the close of business on
iday, 7 November 2003 ("the record date"), will be eligible for the share
ard and/or the cash dividend. The last day to trade in order to be entitled
participate in the share award will be Friday, 31 October 2003.
areholders will receive capitalisation shares in the company unless they elect
receive the final cash dividend of 18 cents per share in respect of the
nancial year ended 30 June 2003.
e rounded number of capitalisation shares to which shareholders will become
titled will be determined by multiplying the number of ordinary shares held by
e shareholder by a ratio. The ratio will be arrived at by multiplying 18
nts per share by a factor of 1,17647 and dividing the result with by lower of:
e volume weighted average traded price per Steinhoff share on the JSE
curities Exchange South Africa ("the JSE") over the 3 (three) trading days up
and including Thursday, 23 October 2003; and
0 cents per share, being the closing market price of a Steinhoff share on
dnesday, 15 October 2003, being the last practicable trading day immediately

ior to the finalisation and release of this announcement on SENS on Thursday, October and in the press on Friday, 17 October 2003.

e rounded number of capitalisation shares to which a shareholder will be titled will be calculated on the following basis:

pitalisation share entitlement

number of shares held at the record date x 18 cents per share x 1,17647

sue price

ie factor of 1,17647 has been determined with a view to take into account any ipital Gains Tax ("CGT") that a shareholder who elects the share award may icur on the shares that he/she/it will receive in terms of such award for no onsideration. This factor effectively results in the capitalisation shares eing issued at a discount of 15% to the applicable market price of a Steinhoff iare, which percentage is equal to the effective CGT rate payable by corporate ax payers. More information on the effects on a shareholder of electing the iare award in lieu of the cash dividend, will be contained in the documentation eferred to below.

ractions

rading in the STRATE environment does not permit fractions and fractional ntitlements. Accordingly, where a shareholder"s entitlement to new ordinary hares calculated in accordance with the above formula gives rise to a fraction f a new ordinary share, such fraction of a new ordinary share will be rounded p to the nearest whole number where the fraction is greater than or equal to ,5 and rounded down to the nearest whole number where the fraction is less than ,5. Shareholders who have not dematerialised their shares and who elect to eceive a cash dividend should note that if same amounts to less than R5,00 per ndividual shareholder, that shareholder will not be paid a dividend and the ggregated amounts of such entitlements will be donated to the Nelson Mandela hildren"s" Fund.

ISTING OF CAPITALISATION SHARES

pplication will be made to the JSE for the maximum possible number of apitalisation shares to be issued in terms of the capitalisation award to be isted with effect from the commencement of business on Monday, 3 November 2003. n adjustment of the number of capitalisation shares listed will be made on uesday, 11 November 2003, in accordance with the actual elections made.

ENERAL

ocumentation dealing with the share award and the procedure required for lecting the cash dividend, will be posted to shareholders on Friday, 17 October 003. In order to be valid, completed forms of election must be received by teinhoff"s transfer secretaries by no later than 12:00 on Friday, 7 November 003.

he results of the share award will be published on SENS on Monday, 10 November 003 and in the press on Tuesday, 11 November 2003.

hare certificates, where applicable, and/or dividend cheques will be posted to ertificated shareholders, at the risk of such shareholders on or about Monday, 0 November 2003. CSDP/Broker accounts will be updated/credited in respect of ematerialised shareholders according to their election on Monday, 10 November 003.

berg, Sandton
October 2003
NSOR
· CAPITAL LIMITED
.corporated in the Republic of South Africa
(istration number 2003/017632/06)
:e: 17/10/2003 07:16:07 AM Produced by the JSE SENS Department

Steinhoff - Announcement Regarding Directors Share Dealings

Release Date: 21/10/2003 09:32:01 Code(s): SHF

Steinhoff - Announcement Regarding Directors" Share Dealings
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
("Steinhoff")
(Share code: SHF ISIN: ZAE000016176)

ANNOUNCEMENT REGARDING DIRECTORS" SHARE DEALINGS
In compliance with rule 3.63 to 3.74 of the JSE Listing Requirements, the following information should be noted:

Name of director	Date of transaction	Quantity	Price (cents)	Class	Nature of transaction	Nature of interest
D E ACKERMAN	17/10/2003	20 000	Nominal value (0,5)	Ordinary shares	Subscription	Direct, beneficial
M J JOOSTE	17/10/2003	20 000	Nominal value (0,5)	Ordinary shares	Subscription	Direct, beneficial
D KONAR	17/10/2003	20 000	Nominal	Ordinary	Subscription	Direct,
value	shares		beneficial (0,5)			
F J NEL	17/10/2003	20 000	Nominal value	Ordinary shares	Subscription	Direct, beneficial
(0,5)						
D M VAN DER MERWE	17/10/2003	28 500	Nominal value (0,5)	Ordinary shares	Subscription	Direct, beneficial

Date of transaction : Friday, 17 October 2003
Nature of transaction : The named directors took delivery of ordinary shares at nominal value (0,5 cents per share) in terms of investment arrangements entered into prior to listing in 1998 as administered by the Steinhoff International Share Incentive Trust and which arrangements were designed to encourage greater investment in Steinhoff at the time of its listing by such directors and executives at full value. These shares (constituting 0,011% of Steinhoff"s issued share capital) form part of a tranche which had matured on 23 September 2003

21 October 2003
Date: 21/10/2003 09:32:03 AM Produced by the JSE SENS Department

Steinhoff - Directors And Company Secretarys Share Dealings

Release Date: 23/10/2003 08:30:01 Code(s): SHF

Steinhoff - Director"s And Company Secretary"s Share Dealings
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
("Steinhoff")
(Share code: SHF ISIN: ZAE000016176)
In compliance with rule 3.63 to 3.74 of the JSE Listing Requirements, the following information is disclosed:

Name of director	J N S DU PLESSIS (non-executive)
Date of transaction	17/10/2003
Quantity	20 000
Price (cents)	695
Class	Ordinary shares
Nature of transaction	Purchase
Nature of interest	Indirect, non-beneficial
Name of director	S J GROBLER (company secretary)
Date of transaction	21/10/2003
Quantity	22 080
Price (cents)	Nominal value (0,5)
Class	Ordinary shares
Nature of transaction	Subscription in terms of Share Incentive Trust*
Nature of interest	Indirect, non-beneficial

*Delivery taken of shares pursuant to rights in terms of the share incentive scheme, which formed part of a tranche of 20% which had matured.
Date: 23/10/2003 08:30:02 AM Produced by the JSE SENS Department

Steinhoff - Amended Announcement Regarding Company Secretarys Share Dealings

Release Date: 23/10/2003 11:34:44 Code(s): SHF

STEINHOFF - AMENDED ANNOUNCEMENT REGARDING COMPANY SECRETARY"S SHARE DEALINGS
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
("Steinhoff")
(Share code: SHF ISIN: ZAE000016176)
AMENDED ANNOUNCEMENT REGARDING COMPANY SECRETARY"S SHARE DEALINGS

Name of director	Date of transaction	Quantity	Price (cents)	Class	Nature of transaction	Nature of interest
S J GROBLER (company secretary)	21/10/2003	22 080	540	Ordinary shares	Purchase in terms of Share Incentive Scheme*	Indirect, non-beneficial

*Delivery taken of shares pursuant to rights in terms of the share incentive scheme, which formed part of a tranche of 20% which had matured.
Date: 23/10/2003 11:34:45 AM Produced by the JSE SENS Department

03 DEC 30 AM 7:21

Steinhoff International Holdings Limited - Capitalisation Share Award : Issue

Release Date: 24/10/2003 07:01:03 Code(s): SHF

```
INHOFF INTERNATIONAL HOLDINGS LIMITED - CAPITALISATION SHARE AWARD  :  ISSUE
CE AND RATIO OF ENTITLEMENT
INHOFF INTERNATIONAL HOLDINGS LIMITED
corporated in the Republic of South Africa)
egistration Number 1998/003951/06)
are code:  SHF;        ISIN : ZAE000016176
Steinhoff" or "the Company")
ITALISATION SHARE AWARD  :  ISSUE PRICE AND RATIO OF ENTITLEMENT
areholders are referred to the results announcement dated 9 September 2003 and
e terms of the capitalisation share award announcement dated 17 October 2003
d are advised that the issue price of the capitalisation share award has now
en determined.
e issue price (which is the lower of the volume weighted average traded price
 Steinhoff"s shares on the JSE Securities Exchange South Africa for the three
ading days ending and including Thursday 23 October 2003, being 672 cps, and
) cps) is 672 cps.
sed on the issue price referred to above the ratio of entitlement to
pitalisation shares will be 3,15126 shares for every 100 shares held on the
cord date (7 November 2003).
areholders will receive capitalisation shares in the company unless they elect
 Friday, 7 November 2003 to receive the final cash dividend of 18 cents per
are in respect of the financial year ended 30 June 2003.
e salient dates applicable to the capitalisation share award as announced on
 October 2003 remain unchanged.
nberg, Sandton
 October 2003
onsor
G CAPITAL LIMITED
egistration number 2002/017362/06)
```

ate: 24/10/2003 07:01:05 AM Produced by the JSE SENS Department

OFFERING MEMORANDUM **CONFIDENTIAL**

Steinhoff
International Holdings Ltd

126,341,627 Shares

Steinhoff International Holdings Limited

(incorporated with limited liability in the Republic of South Africa)

Ordinary Shares

€0.84365 per Share

(based on a price of R6.68 per share and a rand to euro exchange rate of R7.9180 = €1.00)

We are offering 126,341,627 newly issued ordinary shares, nominal value R0.005 each, in an international offering to institutional investors outside the Republic of South Africa. We have also granted the managers an option to subscribe for up to 18,951,244 additional shares at the offering price less selling, underwriting and management commissions. The option is exercisable for 30 days from the closing date to cover over-allotments, if any.

Our shares are listed on the JSE Securities Exchange South Africa under the symbol "SHF." On 3 November 2003, the closing price of our shares on the JSE was R6.80 per share.

Investing in our shares involves risks. See "Risk Factors" beginning on page 10.

The shares have not been and will not be registered under the US Securities Act of 1933, as amended. In the United States, the international offering is being made only to qualified institutional buyers in accordance with Rule 144A under the Securities Act. Prospective purchasers that are qualified institutional buyers are hereby notified that the sellers of the shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. Outside the United States the international offering is being made to institutional investors in accordance with Regulation S under the Securities Act.

We expect that the shares will be ready for delivery through the book-entry facilities of the South African computerised clearing system, STRATE, on or about 11 November 2003.

Global Coordinator and Sole Bookrunner

Citigroup

Co-Lead Manager

Deutsche Bank Securities

Co-Manager

Commerzbank

3 November 2003

This offering memorandum is confidential. You are authorised to use this offering memorandum solely for the purpose of considering the purchase of our shares. We have furnished the information in this offering memorandum. You acknowledge and agree that the managers make no representation or warranty, express or implied, as to the accuracy or completeness of such information, and nothing contained in this offering memorandum is, or shall be relied upon as, a promise or representation by the managers. You may not reproduce or distribute this offering memorandum, in whole or in part, and you may not disclose any of the contents of this offering memorandum or use any information herein for any purpose other than considering an investment in the shares. You agree to the foregoing by accepting delivery of this offering memorandum.

No person is authorised to give information or to make any representation in connection with the offering of the shares other than as contained in this offering memorandum. If any such information is given or made, it must not be relied upon as having been authorised by us or any of the managers or any of their affiliates or advisers or selling agents. Neither the delivery of this offering memorandum nor any sale made hereunder shall under any circumstances imply that there has been no change in our affairs or that the information set forth in this offering memorandum is correct as of any date subsequent to the date of the offering memorandum.

Notwithstanding anything in this offering memorandum to the contrary, each prospective investor (and each employee, representative or other agent of the prospective investor) may disclose to any and all persons, without limitation of any kind, the US tax treatment and US tax structure of any offering and all materials of any kind (including opinions or other tax analyses) that are provided to the prospective investor relating to such US tax treatment and US tax structure, other than any information for which nondisclosure is reasonably necessary in order to comply with applicable securities laws.

None of us or the managers is making any representation to any offeree or purchaser of our shares regarding the legality of an investment in our shares by such offeree or purchaser. No person may offer the shares for sale or subscription to any person or corporation or other entity resident, domiciled or registered in South Africa, and the shares may not be acquired by a resident of South Africa.

Prior to making any decision as to whether to purchase our shares, you should read this offering memorandum. In making an investment decision, prospective investors must rely upon their own examination of our company and the terms of this offering memorandum, including the risks involved.

The distribution of this offering memorandum and the international offering and sale of the shares in certain jurisdictions may be restricted by law. We and the managers require persons into whose possession this offering memorandum comes to inform themselves about and to observe, any such restrictions. This offering memorandum does not constitute an offer of, or an invitation to purchase, any of the shares in any jurisdiction in which such offer or sale would be unlawful. No one has taken any action that would permit a public offering to be made in any jurisdiction.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED STATES

Our shares offered hereby have not been and will not be registered under the US Securities Act of 1933, as amended, or with any securities regulatory authority of any state or other jurisdiction in the United States and may not be offered, sold, pledged or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this offering memorandum is truthful or complete. Any representation to the contrary is a criminal offence in the United States.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ANNOTATED ("RSA") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT ANY EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE OF NEW HAMPSHIRE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM

Our shares offered hereby may not be offered or sold to any person in the United Kingdom, other than to persons whose ordinary activities involve them acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses, or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses, or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom.

NOTICE TO PROSPECTIVE INVESTORS IN THE NETHERLANDS

In The Netherlands, our shares described in this offering memorandum may not, are not and will not be offered, distributed, sold, transferred or delivered, directly or indirectly, to any person other than to individuals or legal entities who or which trade in securities in the conduct of their profession or trade within the meaning of Section 2 of the exemption regulation pursuant to The Netherlands Securities Market Supervision Act 1995 ("*Vrijstellingsregeling Wet toezichteffectenverkeer 1995*"), which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises that, as an ancillary activity, regularly invest in securities.

NOTICE TO RESIDENTS OF SOUTH AFRICA AND THE COMMON MONETARY AREA

The shares are not being offered or sold in the Common Monetary Area (comprising the Republic of South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia).

In connection with the international offering, Citigroup Global Markets Limited may effect transactions that stabilise or maintain the market price of our shares at levels above those that might otherwise prevail in the open market. Such transactions may be effected on the JSE and shall be carried out in accordance with applicable rules and regulations. Such stabilising, if commenced, may be discontinued at any time and may under no circumstances continue beyond the 30th calendar day after the listing date.

AVAILABLE INFORMATION

We have agreed to file an application pursuant to Rule 12g3-2(b) under the US Securities Exchange Act of 1934, as amended, for an exemption from the reporting requirements of Section 12(g) of the Exchange Act. Pursuant to the terms of such exemption, we will furnish to the United States Securities and Exchange Commission certain information in accordance with Rule 12g3-2(b). If at any time we are neither subject to Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) we will furnish, upon written request, to holders of our shares, any owner of any beneficial interest in our shares or any prospective purchaser designated by such a holder or such an owner, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act of 1933, as amended.

MARKET AND INDUSTRY INFORMATION

We obtained market data and certain industry forecasts used in this offering memorandum from internal surveys, reports and studies, where appropriate, as well as market research, publicly available information and industry publications. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys, estimates and market research, while believed to be reliable, have not been independently verified, and we do not make any representation as to the accuracy of such information.

JURISDICTION AND SERVICE OF PROCESS IN THE UNITED STATES AND ENFORCEMENT OF FOREIGN JUDGMENTS IN SOUTH AFRICA

We are a company organised under the laws of South Africa. None of our directors or executive officers are residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, or to enforce against any of us in the US courts, judgments obtained in US courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state or territory within the United States. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

- the court which pronounced the judgment had jurisdiction to entertain the case according to the principles recognised by South African law with reference to the jurisdiction of foreign courts;
- the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);
- the judgment has not lapsed;
- the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that the documents initiating the United States proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal;
- the judgment was not obtained by fraudulent means;
- the judgment does not involve the enforcement of a penal or revenue law of the foreign state; and
- the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Businesses Act 99 of 1978, as amended, of South Africa.

It is the policy of South African courts to limit compensation awards to the loss or damage actually sustained by the person to whom such compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system, such awards are not necessarily contrary to public policy. Whether a judgment is contrary to public policy will depend on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over a foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. It is doubtful whether an original action based on United States federal securities laws can be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the rules of the High Court of South Africa require that documents executed outside of South Africa be authenticated for the purpose of use in South Africa.

TABLE OF CONTENTS

	Page
Presentation of Financial and Other Information	v
Forward-looking Statements	vi
Summary	1
Risk Factors	10
Use of Proceeds	19
Dividends and Dividend Policy	20
Exchange Rates and Exchange Control Limitations Affecting Us	22
Capitalisation	25
Selected Financial Information	26
Management's Discussion and Analysis of Financial Condition and Results of Operations	30
The Steinhoff Group	50
Our Business	52
Our Management	71
Principal Subsidiaries and Associated Companies	75
Principal Shareholders	76
Description of Our Shares	79
Market Information	84
South African Exchange Control Limitations Affecting Holders of Shares	87
Taxation	88
Plan of Distribution	93
Transfer Restrictions	96
Listing and General Information	97
Legal Matters	98
Independent Accountants	99
Index to Financial Statements	F-1
Annex A — Summary of Significant Differences Between SA GAAP and IAS and Between SA GAAP and US GAAP	A-1

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We are a South African company listed on the JSE Securities Exchange South Africa (the "JSE"). Accordingly, our audited consolidated financial statements are presented in South African rand and our annual audited and semi-annual unaudited consolidated financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice ("SA GAAP"), as prescribed by law. SA GAAP differs in certain significant respects from International Accounting Standards ("IAS") and generally accepted accounting principles in the United States ("US GAAP"). See "Summary of Significant Differences Between SA GAAP and IAS and Between SA GAAP and US GAAP."

This offering memorandum includes our audited consolidated financial statements as at and for the financial years ended 30 June 2001, 2002 and 2003, which are prepared in accordance with SA GAAP. The audited consolidated financial statements included in this offering memorandum for the financial years ended 30 June 2001 and 2002 have been restated to reflect certain changes in SA GAAP and certain changes to the basis of our financial disclosure. Accordingly, our audited consolidated financial statements for the financial years ended 30 June 2001 and 2002 and the notes thereto contained in this offering memorandum differ from our previously published, publicly available audited consolidated financial statements and the notes thereto in respect of those years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent Accounting Pronouncements and Other Accounting Developments" and the audited consolidated financial statements and the notes thereto contained in this offering memorandum for a description of these changes.

In this document, we refer to EBIT, EBITDA, Adjusted EBIT, Adjusted EBITDA and headline earnings. EBIT is defined as net income after taxation adjusted for interest and taxes. EBITDA is defined as net income after taxation adjusted for interest, taxes, depreciation and amortisation. Adjusted EBIT is defined as EBIT adjusted for certain income and expense items which relate to events that we believe are of a capital nature and not in the ordinary course of our business, including discontinued operations, gain on disposal of trademarks, impairment write-offs, profit and loss on sale of businesses and profit and loss on disposal of property, plant and equipment. Adjusted EBITDA is defined as EBITDA adjusted for certain income and expense items which relate to certain events that we believe are of a capital nature and not in the ordinary course of our business, and headline earnings is defined as earnings attributable to ordinary shareholders adjusted for discontinued operations, gain on disposal of trademarks, goodwill and other impairment write-offs, profit and loss on sale of businesses, profit and loss on disposal of property, plant and equipment, goodwill and negative goodwill amortisation included in associate company income and profit and loss on disposal of property, plant and equipment included in associate company income. We report our headline earnings in accordance with the JSE Listings Requirements and calculate this financial measure pursuant to Circular 7/2002 issued by the South African Institute of Chartered Accountants.

None of EBIT, EBITDA, Adjusted EBIT, Adjusted EBITDA or headline earnings is a measurement of financial performance under SA GAAP, IAS or US GAAP, and none of these financial measures should be considered as an alternative to (a) operating income or net income (as determined in accordance with generally accepted accounting principles), or as a measure of our operating performance, (b) cash flows from operating activities, investing activities or financing activities (as determined in accordance with generally accepted accounting principles) as a measure of our ability to meet our cash needs or (c) any other measures of financial performance under generally accepted accounting principles. These financial measures may not be indicative of our historical operating results, and not meant to be predictive of our potential future results. These financial measures have been disclosed in this offering memorandum to permit a more complete and comprehensive analysis of our operating performance relative to other South African companies. Because all South African companies may not calculate these financial measures identically, our presentation of these financial measures may not be comparable to similarly titled financial measures of other companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures."

All references to "South African rand," "rand," "R" and "cents" are to the lawful currency of South Africa. All references to "euro" and "€" are to the lawful currency of the member states of the European Union ("EU"), which adopted a single currency. All references to "$," "US dollar," "US$" and "dollars" are to United States dollars. All references to "Polish zloty," "zloty" and "ZL" are to the lawful currency of Poland. All references to "Australian dollars," "Aus dollars" and "Aus$" are

to the lawful currency of Australia. All references to "Hungarian forint" and "forint" are to the lawful currency of Hungary. All references to "Ukrainian hryvnia" or "hryvnia" are to the lawful currency of Ukraine. All references to "£," "sterling" and "pounds sterling" are to the lawful currency of the United Kingdom.

In this offering memorandum, where included, the translations of rand amounts into euro have been made at the rate of R9.42 = €1.00 for the financial year ended 30 June 2003 (2002: R9.00 = €1.00 and 2001: R6.75 = €1.00) in respect of income statement items (average exchange rate for the period) and at the rate of R8.61 = €1.00 for the financial year ended 30 June 2003 (2002: R10.25 = €1.00 and 2001: R6.85 = €1.00) in respect of balance sheet items (exchange rate at balance sheet date). These are the rates used for the purposes of translating the audited consolidated financial statements of our European operations into rand for the purposes of our audited consolidated financial statements. For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Exchange Rate Fluctuations."

For historical information regarding rates of exchange between the rand and the euro, the rand and the US dollar, and the zloty and the euro, see "Exchange Rates and Exchange Control Limitations Affecting Us."

As a result of rounding adjustments, the figures or percentages in a column may not add up to the total for that column.

FORWARD-LOOKING STATEMENTS

This offering memorandum includes "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the US Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts in this offering memorandum, including, without limitation, those regarding our financial position, business strategy, plans and objectives of management for future operations, including development plans and objectives relating to our products, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements of our results, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. The important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our ability to enter into long-term contracts for reliable supplies of raw materials, the general global economic climate, particularly in Southern Africa and Europe, the performance of the JSE and other international financial markets, and our success in responding to changes within the highly competitive markets in which we operate. Additional factors that could cause our actual results, performance or achievements to differ materially include, but are not limited to, those discussed under "Risk Factors" and "Our Business." These forward-looking statements speak only as of the date of this offering memorandum. We and the managers, or any of their affiliates, expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein, to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based other than as required by law or regulation.

Forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "estimates," "projects," "expects," "may," "is expected to," "will," "will continue," "should," "would be," "seeks," "anticipates" or similar expressions or the negative thereof, or other variations thereof or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions.

SUMMARY

This summary contains basic information about us. It does not contain all the information that may be important to you. You should read the entire offering memorandum, including the financial information and related notes, before making an investment decision. In particular, you should consider carefully the factors set forth under the heading "Risk Factors." Unless otherwise stated in this offering memorandum, or unless the context otherwise requires, references herein to "Steinhoff," "we," "our," "us" and "the group" are to Steinhoff International Holdings Limited and our consolidated subsidiaries and joint ventures taken as a whole.

Our Business

We are an integrated global manufacturer and distributor of quality furniture and related household goods. Our business model is based upon a strategy of establishing factories in emerging economies with significant cost advantages, introducing a skilled core management team and supplying furniture products into developed economies. We have 86 manufacturing facilities, directly or through joint ventures, in Poland, Hungary, Ukraine, Southern Africa, Germany, the United Kingdom, Australia, New Zealand and India. The bulk of our manufacturing is carried out in the low-cost regions of Southern Africa and Central and Eastern Europe, while we earn the majority of our income from sales in European markets such as Germany and the United Kingdom. We also earn US dollars from sales in the United States.

We manufacture, warehouse and distribute upholstered furniture, case goods (free-standing furniture made of timber or coated particleboard), doors, bedding (including mattresses, base sets and headboards) and related timber products. We also source and distribute complementary household goods from third party manufacturers. Our products include both branded and non-branded household goods and furniture which we sell at a range of price points to mass merchandisers, discount retailers and specialty stores in Europe, Southern Africa, Australia, New Zealand and the United States. In Southern Africa we have diversified into the production of raw materials and other components used in our manufacturing processes, such as timber, textiles, foam and, through our associate, PG Bison Holdings (Pty) Limited ("PG Bison"), particleboard, to ensure a high degree of self-sufficiency and to benefit from the synergies we believe accompany vertical integration. In the financial year ended 30 June 2003, we had revenues of R9,948.6 million and earnings before tax of R877.1 million.

Competitive Strengths

We believe we have the following competitive strengths that define our business model and provide us with a competitive advantage:

Competitive cost advantage from the location of our manufacturing facilities and the sourcing of our products in low-cost countries and the distribution of our products into developed countries

The majority of our manufacturing facilities are located in the low-cost countries of South Africa, Poland, Hungary and Ukraine, while the majority of our sales are made into Western Europe, the United States and Australia. We also distribute and market certain products manufactured by third parties as part of our wholesale & distribution business. We source these products in low-cost countries including Indonesia, China, Vietnam, Turkey, Romania, Russia, Brazil and Argentina. In the financial year ended 30 June 2003, approximately 83% of our total reported revenue in rand terms was earned in currencies other than South African rand (principally euro, pounds, US dollars and Aus dollars), while approximately 70% of our cost of sales were incurred in low-cost emerging economies with traditionally soft currencies such as South African rand, Polish zloty, Hungarian forint and Ukrainian hryvnia. The location of our manufacturing facilities and our ability to source products from third party suppliers in low-cost countries enables us to have a cost base which is substantially lower than many of our competitors, allowing us to compete more effectively against competitors whose operations are based in, or whose products are sourced from, higher-cost countries.

Diverse product range, including successful brands and products

We manufacture and distribute a diverse range of furniture and related household goods. Our range of products includes upholstered furniture, bunkbeds, case goods, doors, bedding, office furniture, do-it-yourself ("DIY") household products, garden furniture, foam products and, through our associated

company, PG Bison, particleboard, medium density fibreboard, decorative laminates and solid surfaces. We produce both branded and non-branded products at a wide range of price points, appealing to a broad customer base. This enables us to increase our market penetration and to limit dependence on any particular segment of the furniture and household goods market. We have also formed alliances with manufacturers of complementary household goods in order to broaden our product range, enhance our flexibility and supply a more comprehensive service to retailers while we focus on our core product range. Our product range includes a number of well-known and successful brands which attract customer loyalty, thereby helping to maintain margins.

Market leadership in chosen markets

We are the leading manufacturer and distributor of furniture and related household goods in Southern Africa, and one of the leaders in Europe and Australia. For example, we are the largest manufacturer in the Southern African furniture market, and we produce many of the major brands at price points ranging from the upper to the lower ends of the market. Additionally, our manufacturing facility in Durban, South Africa is the largest upholstered furniture factory in Southern Africa in terms of production volume. We believe that our leadership position in our chosen markets provides us with the competitive advantage of increased purchasing power, since we believe that our suppliers are more willing to provide competitive prices and terms to a well established, higher volume purchaser such as our company.

Strategic relationships with selected retail partners

We have close working relationships with selected retailers and wholesalers in most of our markets including some of the major retailers in Western Europe, Southern Africa and Australia. We target retailers with a leading presence in their local market and offer them exclusivity in certain product lines in return for agreed minimum order volumes. We normally commence the manufacturing or sourcing process only after receiving an order. This assists in our production planning and working capital management, which we believe contributes to enhanced margins. In return, our retail partners benefit from dealing with an established supplier who has a diverse and quality product range and the ability to deliver the required volumes to multiple locations within their required timeframes.

Integrated supply chain allowing significant control over raw materials, production and distribution

Our strategy is to be a vertically integrated manufacturer with respect to resources required for our production processes. In Southern Africa, we are largely self-sufficient with respect to the major raw materials critical to our manufacturing operations. As a result, we have significant control over our manufacturing processes in Southern Africa and increased security over the future supply and quality of raw materials. This enables us to better manage the costs of manufacturing our finished goods. We believe our control over raw materials in Southern Africa can be used as a base to supply low-cost manufacturing components to our operations in Europe and Australia. We also have a well-established and coordinated distribution network, allowing us to centrally plan and manage our distribution and logistical needs. This control over our distribution network enables us to have greater control over our stock levels and provides more efficient service to customers through reduced delivery times. Our warehousing & distribution network provides the added benefit of enabling us to satisfy increasing demand from our retail clients for a supplier who can offer comprehensive warehousing and distribution capabilities which allows them to reduce their inventory by using "just-in-time" inventory management strategies.

Experienced and proven management

We have five executive directors on our board who have extensive experience in the industry in which we operate, with significant expertise in the manufacturing and distribution of furniture and related household products, the sourcing of furniture and raw materials and the managing of manufacturing facilities in emerging markets. In addition, they have a significant understanding of the retail markets in the developed economies into which we distribute our products. The executive directors are supported by an extensive group of experienced, decentralised, operational management in every region in which the group operates.

Geographically diverse business model which reduces the impact of foreign exchange rate volatility

Our business model is based on the strategy of locating production facilities in low-cost countries and distributing finished products into developed countries. Currently, our revenues outside of Southern Africa are earned principally in euro, sterling, US dollars and Australian dollars, our operating costs and expenses are incurred principally in rand, złoty and forint, and our financial results are reported in rand. This geographic diversity of production and sales tends to act as a natural hedge against any specific exchange rate movements.

Strategy

Our strategic objective is to strengthen our position as one of the leading manufacturers and distributors of quality furniture and related household goods in Europe, Australia and Southern Africa. To achieve this strategic objective we intend to:

- increase our market share of furniture and household products sold in Western Europe;
- continue to invest in the low operating cost environment in Central and Eastern Europe;
- expand our South African export business;
- increase our wholesale & distribution business to expand our product offering;
- increase the intragroup supply of raw materials and components;
- maintain our leading market position in Southern Africa and increase our share of the Australian market; and
- continue to improve our productivity and operating efficiencies to reduce cost of sales.

The Offering

The Company	Steinhoff International Holdings Limited, together with its subsidiaries, joint ventures and associates.
The International Offering	126,341,627 shares are being offered by us for subscription, excluding the over-allotment option described below. Shares are being offered for subscription in the United States only to qualified institutional buyers ("QIBs") in accordance with Rule 144A under the Securities Act ("Rule 144A") and outside the United States to institutional investors in accordance with Regulation S under the Securities Act ("Regulation S"). Each subscriber, acting as principal, will be required to subscribe for shares in euro, in an aggregate equivalent value of at least R100,000. No shares will be offered in the Common Monetary Area. Accordingly, under the terms of Section 144(b) of the South African Companies Act 1973, as amended (the "SA Companies Act"), this international offering will not constitute an offer of securities for sale to the public.
Closing Date	The shares are expected to be issued on or about 11 November 2003 (the "closing date").
Over-allotment Option	In connection with the international offering, we have granted Citigroup and the other managers an option exercisable until 30 days after the closing date to subscribe for up to 18,951,244 additional shares on the same terms and conditions as the shares that are subject to this international offering, solely to cover over-allotments, if any.
Shares Outstanding after the International Offering	As at 30 June 2003, we had an authorised share capital of R7,500,000 (comprising 1,500,000,000 shares of R0.005 each) and an issued and fully paid share capital and premium of R2,253,603,000 (comprising 946,054,793 shares, which figure excludes 5,991,292 shares held in treasury) at that date. As at the date hereof we have 958,453,170 shares outstanding, and after the international offering we will have 1,084,794,797 shares (1,103,746,041 shares if the over-allotment option is exercised in full) outstanding (assuming the international offering was completed on the date hereof).
Offer Price	The offer price is €0.84365 per share (based on a price of R6.68 per share and a rand to euro exchange rate of R7.9180 = €1.00). On 3 November 2003, the closing price of our shares on the JSE was R6.80.
Payment Currency Restrictions	To comply with South African Reserve Bank requirements, payments for the shares may only be made in euro and investors may not convert rand into euro to make such payments.
Voting Rights and Ownership Limitations	Matters coming before shareholders for a vote are generally determined by a show of hands (with each shareholder present in person or represented by proxy entitled to one vote), unless the chairman determines to take a poll of shareholders or such poll is demanded by shareholders in accordance with our articles of association and the SA Companies Act. See "Description of Our Shares" for an explanation of shareholder polls. In votes determined by poll, each shareholder who is present in person or represented by proxy at such meeting is entitled to that proportion of the total votes which the aggregate amount of the nominal value of the shares held by that shareholder bears to the aggregate amount of the nominal value of all the shares issued by us. Under South African law, there are no

	limitations on the number of our shares that may be held by any one or more persons provided that a public company must have at least seven members.
Use of Proceeds	The purpose of the international offering is to facilitate the continued growth and development of the company. We intend to use the net proceeds we receive from this international offering for strategic acquisitions and investments, capital expenditure and general corporate purposes, including repayment of debt. However, we have not yet allocated any of the proceeds of this international offering to any specific acquisition, investment or debt repayment.
Risk Factors	You should also see "Risk Factors" and other information in this offering memorandum for a discussion of factors you should carefully consider before deciding to invest in our shares.
Dividends	Holders of our ordinary shares on record as of 7 November 2003 will be entitled to receive dividends in respect of our ordinary shares for the year ending 30 June 2003 and future periods; however, purchasers of shares in this international offering will only be entitled to receive dividends, if any, in respect of such shares for the year ending 30 June 2004 and thereafter, and will not be eligible to receive dividends for the financial year ended 30 June 2003, which are expected to be paid in November 2003. Cash dividends, if any, on shares will be payable in rand. See "Dividends and Dividend Policy," "Description of Our Shares" and "Taxation."
JSE Symbol for Our Issued Shares	"SHF"
ISIN	ZAE 000016176
Disclosure of Beneficial Interests in Our Shares	If our shares are held by a person who is not the beneficial owner of the shares, such nominee is obliged by the terms of the SA Companies Act to disclose to us, on a quarterly basis, the identity of each person on whose behalf the nominee holds such outstanding shares. In addition, we may require a shareholder to confirm or deny whether he is a nominee, and if so, the identity of the person on whose behalf the shares are held. We may also require such disclosure from a person who we reasonably believe holds a beneficial interest in our shares.
Listing and Market for the Shares	Our issued shares are listed and traded on the JSE and an application will be made to have the shares which are the subject of this international offering listed and traded on the JSE.
Settlement Procedures	Delivery of shares will be made in book-entry form through the facilities of the South African computerised clearing system, STRATE, by way of credit to an account of each investor with a depositary institution in South Africa that is a participant in the central securities depository. Consequently, investors wishing to subscribe for shares in this international offering will be required to open an account with a central securities depository participant ("CSDP") in South Africa prior to receiving the shares, if the investor has not done so previously.
Lock-up	We have agreed, subject to certain exceptions, that for a period of 180 days from the date of this offering memorandum, we will not, without the prior written consent of Citigroup, offer, sell, issue, contract to sell or otherwise dispose of or hedge any of our ordinary shares or any securities convertible into, or exchangeable for, our ordinary shares. In addition, our executive chairman, Bruno Steinhoff, has agreed that for a period of 180 days from the closing date of this international offering, neither he nor any of his agents, nominees or affiliates, will

	offer, sell, contract to sell or otherwise dispose of any ordinary shares. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. See "Plan of Distribution" for a more detailed description of the terms and conditions of these lock-up agreements.
South African Capital Gains Tax	Non-resident investors may be subject to South African capital gains tax upon the disposition of their shares. See "Taxation — South African Taxation — Basic Principles."
Directors and Related Interests	As at 26 September 2003, our directors, as a class, directly and indirectly owned 15.9% of our issued shares outstanding at that date. As at 30 June 2003, our directors had rights under our share incentive scheme to acquire a further 3,842,300 shares representing 0.4% of our issued shares as at that date. See "Risk Factors."

Summary Financial Information

The following summary of financial and operating data as at and for the financial years ended 30 June 2001, 2002 and 2003 has been extracted from, and should be read in conjunction with, our audited consolidated financial statements and the notes thereto included in this offering memorandum.

The audited consolidated financial statements as at and for the financial years ended 30 June 2001 and 2002 included in this offering memorandum have been restated to reflect certain changes in SA GAAP and certain changes to the basis of our financial disclosure. Accordingly, our audited consolidated financial statements for the financial years ended 30 June 2001 and 2002 and the notes thereto contained in this offering memorandum differ from our previously published, publicly available audited consolidated financial statements and the notes thereto in respect of those years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent Accounting Pronouncements and Other Accounting Developments" and the audited consolidated financial statements and the notes thereto contained in this offering memorandum for a description of these changes.

The audited consolidated financial statements included herein have been prepared in accordance with SA GAAP, which differs in certain significant respects from IAS and from US GAAP. For a description of significant differences between SA GAAP and IAS and between SA GAAP and US GAAP, see "Summary of Significant Differences Between SA GAAP and IAS and Between SA GAAP and US GAAP."

	Year Ended 30 June		
	2001	2002	2003
	(in thousands of rand, except per share information)		
Summary Income Statement Data:			
Revenue	R5,773,532	R8,207,936	R9,948,595
Gross profit	2,094,917	3,061,039	3,861,935
Operating income	643,332	732,728	998,237
Net financial expense(1)	(46,648)	(79,299)	(121,181)
Income before taxation	596,684	653,429	877,056
Net income after taxation	569,554	600,820	779,106
Earnings attributable to ordinary shareholders	609,484	658,593	873,043
Basic earnings per share(2) (cents)	74	76	93
Headline earnings(3)	528,584	785,021	984,865
Headline earnings per share(2)(3) (cents)	64	91	105

Notes:

(1) Calculated by adjusting "finance cost" for "income from investments," each as contained on the income statement within our audited consolidated financial statements included elsewhere in this offering memorandum.

(2) Calculated using the weighted average number of shares in issue during the relevant financial year of 822,129,343 shares in 2001, 864,753,723 shares in 2002 and 939,969,336 shares in 2003.

(3) "Headline earnings" is earnings attributable to ordinary shareholders adjusted for discontinued operations, gain on disposal of trademarks, goodwill and other impairment write-offs, profit and loss on sale of businesses, profit and loss on disposal of property, plant and equipment, goodwill and negative goodwill amortisation included in associate company income and profit and loss on disposal of property, plant and equipment included in associate company income. See note 5.3 to the audited consolidated financial statements included in this offering memorandum for a calculation of headline earnings. We report our headline earnings in accordance with the JSE Listings Requirements and calculate this financial measure pursuant to Circular 7/2002 issued by the South African Institute of Chartered Accountants. We believe headline earnings is an important financial measure to provide to investors because it is commonly used by financial analysts in the South African market to evaluate our operating performance and the operating performance of our competitors. Accordingly, headline earnings has been disclosed in this offering memorandum to permit a more complete and comprehensive analysis of our operating performance relative to other South African companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures."

	As at 30 June		
	2001	2002	2003
	(in thousands of rand)		
Summary Balance Sheet Data:			
Cash and cash equivalents	R1,117,661	R 979,169	R2,000,226
Net working capital[(1)]	1,181,521	1,758,176	1,786,442
Total assets	5,719,588	8,636,901	9,492,526
Short-term debt[(2)]	791,160	1,279,945	1,230,724
Long-term debt[(3)]	713,973	984,684	1,646,779
Ordinary shareholders' equity	2,897,274	4,384,369	4,942,186

Note:

(1) Net working capital includes inventories, accounts receivable, value added tax ("VAT") receivable, accounts payable and VAT payable.

(2) Short-term debt includes "short-term liabilities" and "bank overdrafts," each as contained on the balance sheet within our audited consolidated financial statements included elsewhere in this offering memorandum.

(3) Long-term debt is referred to as "long-term liabilities" on the balance sheet within our audited consolidated financial statements included elsewhere in this offering memorandum.

	As at and for the Year Ended 30 June		
	2001	2002	2003
	(in thousands of rand, except percentages)		
Other Selected Data:			
EBIT[(1)]	R 643,332	R 732,728	R 998,237
Adjusted EBIT[(2)(3)]	553,807	820,731	1,082,603
Adjusted EBIT margin[(3)(4)]	9.6%	10.0%	10.9%
EBITDA[(5)]	784,107	932,840	1,221,524
Adjusted EBITDA[(3)(6)]	694,582	1,020,843	1,305,890
Adjusted EBITDA margin[(3)(7)]	12.0%	12.4%	13.1%
Net cash inflow from operating activities	632,328	797,067	691,823
Net cash outflow from investing activities	(347,395)	(1,380,076)	(812,189)
Net cash inflow from financing activities	227,185	753,506	993,633

Notes:

(1) EBIT is defined as net income after taxation adjusted for interest and taxes.

(2) Adjusted EBIT is defined as EBIT adjusted for certain income and expense items which relate to events that we believe are of a capital nature and not in the ordinary course of our business, including discontinued operations, gain on disposal of trademarks, impairment write-offs, profit and loss on sale of businesses and profit and loss on disposal of property, plant and equipment.

(3) None of EBIT, EBITDA, Adjusted EBIT or Adjusted EBITDA is a measurement of financial performance under SA GAAP, IAS or US GAAP, and none of these financial measures should be considered as an alternative to (a) operating income or net income (as determined in accordance with generally accepted accounting principles), or as a measure of our operating performance, (b) cash flows from operating activities, investing activities or financing activities (as determined in accordance with generally accepted accounting principles) as a measure of our ability to meet our cash needs or (c) any other measures of financial performance under generally accepted accounting principles. EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA may not be indicative of our historical operating results, and these financial measures are not meant to be predictive of our potential future results. We believe that each of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA is an important financial measure to provide to investors because each is commonly used by financial analysts in the South African market to evaluate our operating performance and the operating performance of our competitors. Accordingly, EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA have been disclosed in this offering memorandum to permit a more complete and comprehensive analysis of our operating performance relative to other South African companies by excluding the items that relate to events that we believe are of a capital nature and not in the ordinary course of our business and that may fluctuate widely from year to year. Because all South African companies may not calculate EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA identically, our presentation of these financial measures may not be comparable to similarly titled financial measures of other companies. For a reconciliation of the components of each of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA to net income, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures."

(4) Adjusted EBIT divided by total revenue.

(5) EBITDA is defined as net income after taxation adjusted for interest, taxes, depreciation and amortisation.

(6) Adjusted EBITDA is defined as EBITDA adjusted for certain income and expense items which relate to certain events that we believe are of a capital nature and not in the ordinary course of our business, including discontinued operations, gain on disposal of trademarks, impairment write-offs, profit and loss on sale of businesses and profit and loss on disposal of property, plant and equipment.

(7) Adjusted EBITDA divided by total revenue.

RISK FACTORS

An investment in our shares is subject to a number of risks. In addition to other information contained in this offering memorandum, prospective investors should carefully consider the risks described below before investing in our shares. If any of the events described below actually occur, our business, financial condition or results of operations could be materially adversely affected and, accordingly, the value and trading price of our shares may decline, resulting in a loss of all or part of any investment in our shares. Furthermore, the risks and uncertainties described may not be the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations.

Risks Relating to Our Business

Because most of our operating costs and expenses are incurred in South African rand, Polish zloty, Hungarian forint and Ukrainian hryvnia, while our revenues derived from outside Southern Africa are principally in euro, sterling, US dollars and Australian dollars, our operating results could be materially affected by an appreciation in the value of the rand, zloty, forint or hryvnia

Our business model is based on the strategy of locating production facilities in emerging low-cost economies and supplying finished products into developed economies. Currently, our revenues outside of Southern Africa are earned principally in euro, sterling, US dollars and Australian dollars; our operating costs and expenses are incurred principally in rand, zloty, forint and hryvnia and our financial results are reported in rand. Because the currencies in which we incur most of our costs and report our results have tended to depreciate against the euro, sterling and dollar in recent years, we have not entered into a large number of formal hedging transactions in respect of our exports, relying instead on this depreciation trend as a natural hedge against possible currency exchange losses. However, recent volatility in the rand, zloty and forint (including, principally, appreciation of the rand against the euro, sterling and US dollar over the past year) has made our costs and results less predictable than when exchange rates are more stable. Any significant and sustained appreciation of the rand, zloty, forint or hryvnia against the currencies in which we receive revenues outside of Southern Africa would increase our reported production costs and adversely affect the margins that we make on exported products, thereby reducing our net revenue as reported in rand in our financial results. In addition, Poland and Hungary, where we currently have significant production facilities, are scheduled to join the EU in May 2004. This could lead to the strengthening of the zloty and the forint and eventually the replacement of these currencies with the euro. See "Exchange Rates and Exchange Control Limitations Affecting Us" for information on the historical rates of exchange between the rand and the US dollar, the rand and the euro, and the zloty and the euro.

Demand for furniture and household goods is cyclical and may fall in the future

Historically, the furniture and household goods industry has been cyclical, generally fluctuating with economic cycles and conditions. Demand is sensitive to general economic conditions, including housing activity, interest rate levels, current economic growth, credit availability and other factors that affect consumer spending habits. Due to the discretionary nature of most furniture and household goods purchases and the fact that they often represent a significant expenditure to the average consumer, such purchases may be deferred during times of economic uncertainty. These general economic factors affect not only the ultimate consumer, but also impact mass and specialty retailers, who are our primary customers. Recently, global economic conditions have been volatile, due in part to terrorist activity, on-going geo-political concerns and substantial declines in global stock markets and stock indices. As a result, consumer confidence has waned. For example, the overall size of the German furniture retail market, where we derive the majority of our revenues, has declined over 15.0% in the calendar year ended 31 December 2001 and approximately 11.0% in the calendar year ended 31 December 2002. Recessions or prolonged economic downturns in the markets in which we operate could thus have a material adverse effect on our business, financial condition or results of operations.

Our directors have interests in a significant portion of our shares

As at 26 September 2003, our directors, as a class, owned, directly or indirectly, 15.9% of our issued shares. If the international offering was completed at that date, this ownership interest would reduce to 14.0% (13.8% if the over-allotment option is exercised in full). These parties, were they to act in concert, would have a significant influence on all matters requiring shareholder approval, including

delaying, preventing or deterring a change in control of the group and blocking or approving special resolutions. Such actions could deprive shareholders of an opportunity to receive a premium for their shares and might adversely affect the market price of the shares.

We depend on our senior management and key employees

Our strategic development and growth depends in part on the continued contributions of a relatively small number of our senior executive officers and key employees. The loss of the services of certain of these senior executive officers and key employees could have a material adverse effect on our business, results of operations or financial condition, and on our ability to develop and grow our business. We do not currently hold any "key man" insurance to compensate for the loss of any of our executives. In addition, as our business develops and expands, we believe that our future success will depend on our ability to manage, attract and retain skilled and qualified personnel. Competition for skilled employees in the furniture industry is intense and we cannot be certain that we will be successful in managing, attracting and retaining the personnel we require to successfully conduct our operations.

If we fail to manage our growth and integrate our acquisitions effectively, our business and financial results could be adversely affected

In recent years we have grown both organically and through a number of strategic acquisitions and joint venture arrangements which have contributed significantly to the growth of our business and operations. Our ability to continue to grow our business in new markets will depend in part on our success in identifying and making appropriate acquisitions and joint venture arrangements in the future. Our future operating results will depend upon our ability to manage and integrate the operations of past, as well as any future, acquisitions.

Although we believe that we have been successful in managing our recent growth, there can be no assurance that our management structures, systems, procedures or controls will be adequate or sufficiently developed to support the continued expansion of our operations, or that senior management will be able to allocate the time and resources necessary to effectively manage our expansion. If we are unable to manage our growth efficiently and effectively, this could have a material adverse effect on our business, results of operations or financial condition.

The industry in which we operate is characterised by opportunities that arise and may need to be evaluated quickly and, if mutually satisfactory terms can be rapidly agreed, concluded within short periods of time. However, while we expect to continue to evaluate potential transactions, no assurances can be given that we will be able, at any time, to identify and conclude transactions on acceptable terms or even at all.

Our results of operations currently benefit from tax dispensations we receive in Poland and Hungary, which will expire or be reduced in the future

The profitability of our operations in Poland and Hungary depend in part on tax dispensations that we currently receive in those countries. These tax dispensations include income tax exemption periods with remaining terms averaging six years and, in some cases, reduced rates in subsequent periods. These dispensations have had a materially beneficial effect on our net earnings. For the financial year ended 30 June 2003, these tax dispensations contributed to an overall group-wide effective tax rate of approximately 11.2% of earnings before tax. As these current tax benefits expire, our overall effective rate of tax is likely to increase and have an adverse effect on our net earnings. Furthermore, no assurances can be given that relevant tax jurisdictions or governments in those jurisdictions where we currently benefit from tax incentives will not in the future seek to remove, reduce or renegotiate the terms of these incentives. When Poland and Hungary become members of the European Union, these countries will no longer be able to grant new incentives or extend existing incentives beyond their existing expiry dates.

We will require additional capital expenditure to expand and develop

The development and expansion of our business and operations is likely to continue to involve significant capital expenditure. While it is intended that certain of our capital expenditures will be financed through the net proceeds of this international offering, our capital expenditure plans are likely to require further financial resources, which may be met from our own resources, further issues of shares, borrowings or a combination thereof. We cannot assure you that financing will be available to us when and in the amounts we may require, on terms acceptable to us, or even at all. In addition, our ability to borrow and spend funds is limited by South African exchange control

regulations. See "Exchange Rates and Exchange Control Limitations Affecting Us." If we do not have sufficient financial resources or funding available to us when required to fund our capital expenditure, the growth and development of our business may be limited, which could have a material adverse effect on our business, results of operations and financial condition.

The markets in which we operate are highly competitive

The furniture and household goods market in Europe is fragmented and highly competitive and consists of a large number of manufacturers which produce products similar to ours, none of which dominate the market. Competition is generally based on product quality, timing of delivery, product design, product availability, brand name recognition, price and customer service.

In certain of our overseas markets, particularly Germany, the United Kingdom and Australia, we compete with a number of companies, some of which are larger than us and may have greater financial and other resources than we do. The South African furniture and household goods retail market, on the other hand, is more concentrated, with less than six major competitors in each different segment in which we operate.

While we believe that we have a number of competitive advantages in the markets in which we operate, no assurances can be given that we will be able to maintain our competitive position in all or any of these markets.

Our operations depend on our ability to source reliable supplies of raw materials of appropriate quality

Because our business model depends in part on the reliable sourcing of low-cost raw materials, we seek to attain greater control over our supply of raw materials. The principal raw materials we purchase from third parties for use in our operations are leather, fabrics, timber, particleboard, foam and springs. These raw materials are available from a number of suppliers. We cannot assure you that the cost of these raw materials will not increase in the future or that we will continue to have access to the necessary raw materials, such as South African timber, at reasonable prices. We do not have any long-term contracts for the purchase of our raw materials from third parties, other than our timber supply arrangements in South Africa and Russia.

In addition, some of our customers require that we source all of our timber used in our products from forests that are FSC (Forestry Stewardship Council) certified. In November 2001, the government of South Africa announced its scheme to privatise large portions of FSC-certified forests. We currently obtain the major portion of our domestic timber needs through parties currently operating, or who are in the process of obtaining, concessions in FSC-certified South African forests. If a substantial portion of these FSC-certified forests are sold to parties who fail to keep such certification, or who decide to export such FSC-certified timber, prices for this timber could increase significantly and we could lose all or part of our FSC-certified timber sources, thereby adversely affecting our results of operations.

The prices of some of the raw materials we purchase from third parties, such as leather and timber, are denominated in or influenced by the US dollar. Accordingly, appreciation of the US dollar against the rand or the euro will increase our costs for goods we produce using these materials, which could adversely affect our results of operations.

A substantial portion of our sales in Southern Africa are derived from a limited number of customers

For the financial year ended 30 June 2003, our furniture sales in Southern Africa, which are the largest component of our sales in Southern Africa, amounted to R1,706.7 million (2002: R1,566.4 million) of which approximately 76% was represented by sales to six customers. We have no long-term written contracts with these customers for the purchase of products, but instead sell our products under short-term purchase orders, consistent with general industry practice. The loss of any significant customer, whether through business failure or otherwise, or a substantial reduction in purchases by any such customer in Southern Africa could have a material adverse effect on our business and results of operations if we were unable to replace such customer or purchases.

We are subject to various government regulations in the markets in which we operate

Our operations are subject to various laws and regulations in the jurisdictions in which we operate, relating to such matters as health and safety, employment and environmental issues. Historically, compliance with these laws and regulations has not resulted in material costs or expenditure, or had any material adverse effect on our operations. However, if we fail to comply with any such laws or regulations, we could be subject to liability such as mandatory shut downs, damages, criminal

prosecutions and injunctive action, which could have an adverse effect on our financial condition or results of operations. Future changes in such laws and regulations could also have an adverse effect on our business, financial condition or results of operations.

In addition, we may be regarded by the South African anti-trust authorities as having a large market share in the South African furniture market and our South African operations are subject to certain anti-competition legislation and regulatory oversight. Certain expansions of our operations in South Africa through acquisitions may require regulatory approval. While to date all of our South African acquisitions have been approved by regulatory authorities, it is possible that in the future we may not receive approval to make additional acquisitions or that such approval may be subject to various conditions, which could affect our ability to expand our operations in that market.

In addition to refusing to grant approval for certain potential acquisitions, the anti-trust authorities may take other actions that could prevent further growth of our market share in South Africa in other ways. For example, in connection with the recent merger between JD Group Limited and Profurn Limited, the South African Competition Tribunal attempted to limit, for three years, the percentage of goods that the newly merged entity could legally source from Steinhoff. While this ruling was recently set aside by the Competition Appeal Court, it illustrates the way in which our continued growth in South Africa may be affected by the anti-trust authorities in the future.

Our failure to anticipate or respond to changes in consumer tastes and fashion trends in a timely manner could result in a decrease in sales and earnings

Furniture and household goods are subject to fashion trends and geographic consumer tastes. Consumer tastes and fashion trends can change rapidly. If we are unable to anticipate or respond to changes in consumer tastes and fashion trends in a timely manner, our products may become less attractive and our sales may decline.

Risks Relating to Political and Economic Developments

Political or economic instability in South Africa or regionally may have an adverse effect on our operations and profits

We are incorporated and own significant operations in South Africa, with approximately 27% of our total revenues (including exports) derived from our Southern African operations for the financial year ended 30 June 2003. As a result, political and economic risks relating to South Africa could affect an investment in our shares.

Large parts of the South African population do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered by the majority of citizens under previous governments may require us to implement certain costly procedures in order to be compliant and this could have an adverse impact on our operations and profits. In recent years, South Africa has experienced high levels of crime and unemployment. These problems have impeded fixed inward investment into South Africa and have prompted the emigration of skilled workers. If these conditions continue, our South African operations may have difficulties attracting and retaining qualified skilled employees, as well as securing raw materials.

Recently, the South African economy has been growing at a relatively slow rate. For the years 2000, 2001 and 2002, gross domestic product ("GDP") growth was 3.5%, 2.8% and 3.0%, respectively; inflation rates were 5.4%, 5.7% and 9.2%, respectively; and unemployment rates were 25.8%, 30.0% and 30.5%, respectively. While the recent appreciation of the rand has resulted in a reduction in the bank prime lending rate in South Africa, we still face a high cost of capital should we need to borrow funds in South Africa.

In the late 1980s and early 1990s, inflation in South Africa reached record highs. In recent years, the inflation rate has decreased from those levels. A return to significant inflation in South Africa, without a concurrent devaluation of the rand, could significantly increase our operating costs and have a material adverse effect on our operating results and financial condition.

There has been regional political and economic instability in the countries surrounding South Africa. In the past, South Africa has experienced political and civil unrest and any new or similar political, civil, or economic instability in South Africa could have a negative impact on our ability to manage and operate our South African operations.

Political and economic risks throughout Central and Eastern Europe may adversely affect our operations

Our operations in Poland, Hungary and Ukraine may be adversely affected by political and economic risks related to Central and Eastern Europe. As countries in Central and Eastern Europe continue transitioning to a market economy through increased development and structural reform, rapid fluctuations in consumer prices, interest rates and GDP may continue to occur, making local economies generally weaker and more volatile than the economies of more developed countries. Recently, the economies of Poland and Hungary have both seen sharp declines in GDP growth. GDP growth in Poland decreased from 4.0% in 2000 to 1.0% in 2001 before increasing slightly to 1.2% in 2002. In Hungary, GDP growth decreased from 5.2% in 2000 to 3.8% in 2001 and 3.3% in 2002.

In addition, our growth in Europe depends in large part on our ability to maintain a low-cost base by manufacturing in countries with low manufacturing costs. Poland and Hungary recently signed the Treaty of Accession to join the EU, and are expected to become full members in May 2004. This could have a material adverse effect on our operating results and financial condition to the extent EU membership results in increasing costs in these countries, or a strengthening of the local currencies over time or the ultimate replacement of the zloty or the forint with the euro. Furthermore, it is unclear what effect accession to the EU would have on the stability of our work forces in those countries.

Our operations and financial condition may be adversely affected by labour disputes or changes in labour laws in the various jurisdictions in which we operate

We have large numbers of employees in South Africa and Poland. South African labour laws have recently changed in ways that may adversely affect our operations. In particular, laws enacted since 1995 provide for mandatory compensation in the event of termination of employment for operational reasons and impose large monetary penalties for non-compliance with administrative and reporting requirements in respect of employment equity compliance, which could result in significant costs to us. As of 30 June 2003, approximately 52% of our employees in South Africa belonged to unions. Labour laws may continue to change in South Africa in future years in a manner which could adversely affect our business. Accordingly, we are at risk of having our production in South Africa disrupted for indefinite periods due to health and safety issues, strikes called by unions and other labour disputes. In addition to strikes, we may also experience work stoppages based on national trade union protest actions called to promote or defend socio-economic interests of workers, or so-called "stay away" days, which may be called regardless of the state of our relations with our workforce. Significant labour disruptions at any of our operations could have a material adverse effect on our business, operating results and financial condition.

There is a general lack of organised labour activities in the rural areas of Poland where we operate, but we cannot predict whether or how long this will continue

In certain rural areas of Poland where we operate, there is little organised labour activity and membership in labour unions is low. However, as Poland moves toward joining the EU, which is scheduled to occur in May 2004, Polish labour unions may become more prevalent in these areas. While we strive to maintain a good relationship with our workforce in all the regions in which we operate, an increase in organised labour activity in the rural areas of Poland where we operate may affect our profitability there, to the extent such increase in organised labour activity leads to work stoppages or demands for increased levels of compensation.

AIDS poses risks to us in terms of lost productivity and increased costs in our operations in Southern Africa

The incidence of AIDS in Southern Africa, which is forecast to increase over the next decade, poses risks to us in terms of potentially reduced productivity, our ability to recruit skilled employees and increased related costs. In addition, the increased incidence of AIDS may lead to a decrease in consumer spending within the local population which could adversely affect the demand for our products in Southern Africa. The potential impact of AIDS on our operations and financial condition will be determined by a variety of factors, including the incidence of HIV infection among our employees, the progressive impact of HIV on infected employees' health, and the medical and other costs associated with the disease, most of which are beyond our control. It is estimated that approximately 21% of our South African workforce is infected with HIV/AIDS. Although we believe this is below the overall infection rate in South Africa, significant increases in the incidence of AIDS in Southern Africa or among our workforce could adversely impact our operations and financial condition.

Our financial flexibility, including our ability to utilise the proceeds of this international offering outside South Africa, could be materially constrained by South African exchange control regulations

South Africa's exchange control regulations restrict the export of capital from the Common Monetary Area. Transactions between South African residents (including companies) and non-residents of the Common Monetary Area are subject to exchange controls enforced by the South African Reserve Bank (the "SARB"). As a result, our ability to raise and deploy capital outside the Common Monetary Area is restricted. In general, South African companies are not permitted to export capital from South Africa or to hold foreign currency without the approval of the SARB and are required to repatriate to South Africa profits of their foreign operations. In addition, South African companies are restricted from providing financial assistance, such as loans and guarantees, to non-South African subsidiaries without SARB approval.

We currently have SARB approval to retain profits of our non-South African subsidiaries and joint ventures outside South Africa, but if we were to lose this permission, South African exchange control restrictions could hinder our normal corporate functioning, particularly our ability to fund acquisitions, capital expenditures and operations outside South Africa. See "Exchange Rates and Exchange Control Limitations Affecting Us."

An acquisition by a non-South African purchaser of shares in, or assets of, a South African company that is subject to exchange control regulations, may not be granted regulatory approval

In some circumstances, potential acquisitions of shares in, or assets of, South African companies by non-South African resident purchasers are subject to review by the SARB pursuant to South African exchange control regulations. The SARB may therefore refuse to approve share for share exchanges in connection with a proposed acquisition of us in the future. As a result, our management may be limited in its ability to consider strategic options and our shareholders may not be able to realise the premium over the current trading price of our shares which they might otherwise receive upon such an acquisition. See "Exchange Rates and Exchange Control Limitations Affecting Us."

Risks Related to the International Offering

The price of our shares may be volatile

The market price of our shares may be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include, but are not limited to, the following:

- actual or anticipated fluctuations in our operating results;
- the economic condition of the countries in which we operate;
- political instability or military conflict in the countries in which we operate or elsewhere;
- potential or actual sale of large blocks of our shares into the market;
- the entrance of new competitors and their relative positions in the market;
- changes in financial estimates by securities analysts; and
- the general state of the securities markets.

In addition, stock markets, in general, have experienced significant volatility since the 11 September 2001 terrorist attacks. Further terrorist attacks, retaliatory actions or an escalation of hostilities could result in further significant volatility. These market fluctuations may adversely affect the market price of our shares regardless of our actual performance.

South African accounting and comparative disclosure standards differ in certain significant respects from US standards

The accounting standards applicable to South African companies differ in certain significant respects from those applicable to similar US companies. See "Summary of Significant Differences Between SA GAAP and IAS and Between SA GAAP and US GAAP." Issuers of securities in South Africa are subject to relatively less stringent standards of regulation than in the United States with respect to, among other things, insider trading rules, restrictions on market manipulation, shareholder proxy requirements and timely disclosure of information. In addition, the rights of minority shareholders and the obligations of directors and majority shareholders may not be as extensive as those in the United States. Finally, the reporting standards applicable to South African issuers differ from those applicable to US issuers in important respects and less information may be publicly available to investors in securities issued by South African corporations than to investors in securities issued by US corporations.

Pre-emptive rights may not be available to US holders of our shares

US holders of our shares may not be able to receive (or trade) or exercise pre-emptive rights for new shares unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We do not plan to become a registrant under the US securities laws. If US holders of our shares are not able to receive (or trade) or exercise pre-emptive rights granted in respect of their shares in any pre-emptive offering by us, then they may not receive the economic benefit of such rights. In addition, their proportional ownership interests in our company will be diluted.

Investors in the United States may have difficulty bringing actions and enforcing judgments against us, our directors and our executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof

We are incorporated in South Africa. All of our directors and executive officers (and certain experts named herein) reside outside of the United States. Substantially all of our assets and the assets of these persons are located outside the United States. As a result, it may not be possible for investors to enforce against us or these persons a judgment obtained in a United States court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

- the court which pronounced the judgment had jurisdiction to entertain the case according to the principles recognised by South African law with reference to the jurisdiction of foreign courts;
- the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);
- the judgment has not lapsed;
- the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natúral justice which require that the documents initiating the United States proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal;
- the judgment was not obtained by fraudulent means;
- the judgment does not involve the enforcement of a penal or revenue law; and
- the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Businesses Act 99 of 1978, as amended, of South Africa.

It is the policy of South African courts to limit compensation awards to the loss or damage actually sustained by the person to whom such compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system, that does not mean that such awards are necessarily contrary to public policy. Whether a judgment is contrary to public policy will depend on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over a foreign court.

South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. An original action based on United States federal securities laws cannot be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated before they can be used in South Africa.

Investors face liquidity risk in the market for our shares

The principal trading market for our shares is the JSE. Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major markets.

As at 26 September 2003, our directors, as a class, owned, directly or indirectly, 15.9% of our issued shares. If the international offering was completed at that date, this ownership interest would reduce to 14.0% (13.8% if the over-allotment option is exercised in full). This may reduce the liquidity of our shares, and the ability of a holder to sell a substantial number of our shares on the JSE in a timely manner, especially in a large block trade, may be restricted by this limited liquidity.

We cannot assure you that we will pay cash dividends or make other similar payments in the future

Since our listing on the JSE in September 1998, we have awarded capitalisation issues subject to shareholders' options to receive a stated cash dividend instead. Our policy is that dividends per share in respect of any year should not exceed 25.0% of earnings attributable to shareholders for the year to which the dividend relates. Any decision as to whether to award capitalisation issues or to pay cash dividends will depend upon a variety of factors, including our cash flow, capital expenditure plans and other cash requirements existing at the time, and other considerations. Under South African law, we may only make dividends or similar payments to shareholders if we meet the solvency and liquidity tests set out in the SA Companies Act. Under the terms of our articles of association, dividends may only be paid out of profits (including retained earnings and distributable reserves). Capitalisation issues do not incur secondary tax on companies. However, secondary tax on companies may be imposed on us at a rate of 12.5% of the amount of net cash dividends payable from time to time. No assurances can be given that cash dividends or other similar payments for the amounts thereof will be paid in the future.

South African residents may be subject to capital gains tax on the disposal of shares issued by way of capitalisation awards on the basis of a deemed zero acquisition cost. Accordingly, to the extent shares issued pursuant to capitalisation awards are not issued at a discount to market price sufficient to compensate for the excess tax liability over that payable on a cash dividend, these awards may become less attractive to our South African shareholders than cash dividends in the future. This may result in the increase of cash dividends required to be made by us.

Our non-South African shareholders face additional investment risk from currency exchange rate fluctuations

Payment for the shares will be required to be made in euro. Cash dividends or distributions with respect to our shares have historically been paid in rand. The euro or other currency equivalent of the value of an investment in our shares and of any dividends or distributions with respect to our shares will be adversely affected by potential future depreciation in the value of the rand against the euro or other currencies. We cannot assure you that there will not be any changes in South African exchange control regulations, such that dividends will no longer be freely transferable outside South Africa to shareholders who are not residents of the Common Monetary Area. See "Exchange Rates and Exchange Control Limitations Affecting Holders of Shares Us."

Our shares are subject to dilution upon the exercise of our outstanding options

As at the date of this offering memorandum, we have an aggregate of 1,500,000,000 shares authorised to be issued and an aggregate of 958,453,170 shares issued and outstanding. Also at the date of this offering memorandum, rights have been allocated to our directors, senior managers and employees in respect of a further 24,078,719 shares, and they may in addition be granted rights in respect of a further 65,359,513 shares authorised for issue under our share incentive scheme which in the aggregate will not exceed 10.0% of our share capital in issue from time to time. See "Listing and General Information." The equity interests of holders of our shares will be diluted to the extent that shares are issued pursuant to these rights and any additional rights are allocated under our share incentive scheme or under a similar arrangement.

The issue or sale of a substantial number of our shares in the future could affect the market price of our shares and our ability to raise capital

We have an authorised share capital of R7,500,000 comprising 1,500,000,000 shares of R0.005 each. If the international offering was completed on the date hereof, there would be 1,084,794,797 shares outstanding (1,103,746,041 if the over-allotment option is exercised in full). Accordingly, 415,205,203 shares would remain authorised to be issued by our directors subject to shareholder approval in certain circumstances and, in addition, authorisation has been granted for the issue of rights to shares to our directors and senior managers in an amount not exceeding 10% of our share capital in issue from time to time. We have agreed, amongst other things, not to issue any further shares for a period of 180 days after the date of this offering memorandum (subject to certain exceptions) without the consent of Citigroup Global Markets Limited. In addition, our executive chairman, Bruno

Steinhoff, has agreed that for a period of 180 days from the closing date of this international offering, neither he nor any of his agents, nominees or affiliates, will offer, sell, contract to sell or otherwise dispose of any ordinary shares without the consent of Citigroup Global Markets Limited. After the expiry of this 180-day period we will be free to issue further shares. The issue of a substantial number of our shares in the future or a sale of a substantial number of shares by our shareholders, or the perception that such issues or sales could occur, could adversely affect the prevailing market price of our shares, and could also affect our ability to raise capital through a public or other offering of equity or equity related securities.

USE OF PROCEEDS

The net proceeds to us from the sale of our shares are estimated to be €100.2 million after deducting underwriting discounts and commissions and the estimated offering expenses; or €115.5 million assuming the exercise in full of the over-allotment option. The purpose of this international offering is to facilitate the continued growth and development of the company. We intend to use the net proceeds for strategic acquisitions and investments, capital expenditure and general corporate purposes, including repayment of debt. However, we have not yet allocated any of the proceeds of this international offering to any specific acquisition, investment or debt repayment.

DIVIDENDS AND DIVIDEND POLICY

Under the terms of our articles of association, dividends may only be paid out of distributable profits (including retained earnings and distributable reserves). Secondary tax on companies will be incurred by us at a rate of 12.5% of the amount of net cash dividends payable from time to time less the amount of dividends received from subsidiaries, associated companies and other share investments in respect of which secondary tax on companies has already been incurred.

Effective 1 October 1995, the South African withholding tax on dividends payable to non-resident shareholders was eliminated. As a result, under current legislation, payment of dividends by us to non-residents of South Africa will be made without any withholding or deduction tax at source on account of South African taxes. See "Taxation — South African Taxation."

Our policy is that dividends declared in respect of any financial year should not exceed 25.0% of earnings attributable to shareholders for the financial year to which the dividend relates. Any decision as to whether to award capitalisation issues or to make cash dividends will depend upon a variety of factors, including our cash flows, capital expenditure plans and other cash requirements existing at the time, and other considerations.

In relation to dividends, our normal practice is to announce capitalisation share awards together with the right of election to receive a specified final cash dividend in lieu thereof. Shareholders receive capitalisation shares unless they elect to receive the specified cash dividend per share before a specified date. The number of capitalisation shares to which shareholders are entitled is the ratio that the specified cash dividend per share bears to the issue price of the capitalisation shares, such issue price normally being a volume weighted average trading price of our shares on the JSE for a specified trading day period, less an appropriate discount to compensate for capital gains tax. The number of capitalisation shares to be issued to a shareholder will therefore be determined as being the number of shares held by that shareholder at the relevant record date, multiplied by the specified cash dividend per share, divided by the issue price of the capitalisation shares.

Secondary tax on companies is levied at a rate of 12.5% of the net dividends declared by a company during any dividend cycle. See "Taxation — South African Taxation." However, capitalisation shares distributed instead of cash dividends do not attract secondary tax on companies.

Capitalisation share awards enable us to enlarge our capital base and also conserve cash resources for our continued growth and development, while giving our shareholders who require a cash dividend the opportunity to elect to receive cash.

However, as a result of the introduction of capital gains tax legislation in South Africa in October 2001, South African residents may be subject to capital gains tax on the disposal of shares issued by way of capitalisation awards on the basis of a deemed zero acquisition cost. Accordingly, to the extent they are not sufficiently discounted to compensate for the excess tax liability over that payable on a cash dividend, capitalisation awards may become less attractive to our South African shareholders than cash dividends in the future. This may result in the increase of cash dividend payments and related secondary tax payments required to be made by us.

The following table sets forth the cash dividends announced, cash dividends paid, capitalisation shares issued and other information for the periods indicated:

	Total Dividend Announced per Share	Total Cash Dividends Paid in Thousands of Rand[(1)]	Total Capitalisation Shares Issued[(1)]	Percentage of Total Dividends Announced to Total Earnings Attributable to Shareholders
For the Year Ended 30 June:				
2000	9 cents	R 2,883	8,738,806	16.7
2001	12 cents	26,694	9,673,123	16.3
2002	15 cents	16,955	20,776,933	20.6
2003	18 cents	—[(2)]	—[(2)]	19.5

Notes:

(1) Although capitalisation shares issued and cash dividends paid are listed in the table above under the financial year in respect of which the dividend was announced, capitalisation shares issued and cash dividend payments are provided for in our audited consolidated financial statements in the next financial year.

(2) For the financial year ended 30 June 2003, it is expected that capitalisation shares will be issued and cash dividends will be paid on 10 November 2003 at the election of shareholders registered at the close of business on 7 November 2003.

Our directors declared a capitalisation share award to shareholders registered at the close of business on 7 November 2003. Shareholders have the right to elect to receive a final cash dividend of 18 cents per share, in lieu of the capitalisation share award. It is expected that shareholders receiving the share award will be issued new shares on 10 November 2003. Subscribers for shares in the international offering will not be entitled to this dividend. In view of the potentially negative impact of the introduction of capital gains tax on a shareholder receiving capitalisation shares as compared with a shareholder electing to receive a cash dividend, the number of shares to be issued to a shareholder was determined by applying a ratio that the product of 18 cents multiplied by 1.17647 bears to the issue price of the capitalisation shares issued.

This factor of 1.17647 was determined so as to compensate a shareholder who receives capitalisation shares for capital gains tax at the effective rate of 15%, being the capital gains tax rate payable by corporate holders, on the issue price of the shares used to determine the number of capitalisation shares issued. This will result in capitalisation shares being issued at a discount of 15% to the price of the shares used to determine the number of capitalisation shares issued. On the basis of a capital gains tax charge at the effective rate of 15% of the issue price and valuing the capitalisation shares at the issue price, this effectively will result in the net position of a shareholder who receives capitalisation shares being the same as a shareholder who elects to receive the cash dividend. We expect to issue in respect of the financial year ended 30 June 2003, 3.15126 capitalisation shares for every 100 shares held by our shareholders.

We have not paid, and do not intend to pay, interim dividends.

EXCHANGE RATES AND EXCHANGE CONTROL LIMITATIONS AFFECTING US

Exchange Rates

Rand per US Dollar

The following table sets forth, for the periods indicated, the average, high, low and period end noon buying rates in New York City for cable transfers in rand as certified for customs purposes by the Federal Reserve Bank of New York expressed in rand per US dollar:

	Average(1)	High	Low	Period End
Year Ended 30 June:				
1999	6.06	6.64	5.49	6.04
2000	6.36	7.18	5.98	6.79
2001	7.62	8.16	6.79	8.05
2002	10.17	13.60	8.01	10.39
2003	9.04	10.90	7.18	7.51
2004 (through 31 October 2003)	7.30	7.80	6.85	6.90

Note:

(1) The average of the daily reference exchange rates on the last day of each full month during the relevant period.

The following table sets forth, for each of the six months prior to the date of this offering memorandum, the high, low and period end noon buying rates in New York City for cable transfers in rand as certified for customs purposes by the Federal Reserve Bank of New York expressed in rand per US Dollar:

	High	Low	Period End
Month Ended:			
30 April 2003	8.05	7.18	7.29
31 May 2003	8.24	7.23	8.04
30 June 2003	8.17	7.50	7.51
31 July 2003	7.80	7.36	7.38
31 August 2003	7.51	7.25	7.39
30 September 2003	7.55	6.96	6.96
31 October 2003	7.21	6.85	6.90

The noon buying rate for rand on 31 October 2003 was R6.90 per US$1.00. Fluctuations in the exchange rate between the rand and the US dollar will affect the US dollar equivalent of the price of our shares on the JSE.

Rand per Euro

The following table sets forth, for the periods indicated, the average high, low and period end daily reference exchange rate in rand as published by the European Central Bank expressed in rand per euro:

	Average(1)	High	Low	Period End
Year Ended 30 June:				
1999(2)	6.79	7.39	6.14	6.24
2000	6.56	6.74	6.08	6.46
2001	6.80	7.46	6.11	6.84
2002	9.04	12.12	6.80	10.30
2003	9.43	10.67	7.85	8.54
2004 (through 31 October 2003)	8.30	8.73	7.87	8.03

Notes:

(1) The average of the daily reference exchange rates on the last day of each full month during the relevant period.

(2) Exchange rates provided for a period prior to the introduction of the euro on 1 January 1999 are given for the European Currency Unit (the "ECU") which was established as the monetary unit of the European Monetary System. The ECU was defined as a basket currency comprising fixed amounts of the following component currencies: Belgian franc, UK pound sterling, Danish krone, Dutch guilder, French franc, German mark, Greek drachma, Irish punt, Italian lire, Luxembourg franc, Portuguese escudo and Spanish peseta. *The component currencies of the ECU differ from those which subsequently converted to the euro.*

The following table sets forth, for each of the six months prior to the date of this offering memorandum, the high, low and period end daily reference exchange rate in rand as published by the European Central Bank expressed in rand per euro:

	High	Low	Period End
Month Ended:			
30 April 2003	8.62	7.85	8.01
31 May 2003	9.70	8.22	9.55
30 June 2003	9.51	8.54	8.54
31 July 2003	8.73	8.42	8.43
31 August 2003	8.47	7.93	8.00
30 September 2003	8.44	7.87	8.14
31 October 2003	8.39	8.01	8.03

The daily reference exchange rate for rand on 31 October 2003 was R8.03 per €1.00.

Zloty per Euro

The following table sets forth, for the periods indicated, the average high, low and period end daily reference exchange rate in zloty as published by the European Central Bank expressed in zloty per euro:

	Average(1)	High	Low	Period End
Year Ended 30 June:				
1999(2)	4.12	4.37	3.79	4.05
2000	3.96	4.52	3.88	4.17
2001	3.79	4.12	3.34	3.37
2002	3.69	4.06	3.38	4.06
2003	4.15	4.48	3.92	4.48
2004 (through 31 October 2003)	4.47	4.70	4.34	4.70

Notes:

(1) The average of the daily reference exchange rates on the last day of each full month during the relevant period.

(2) Exchange rates provided for a period prior to the introduction of the euro on 1 January 1999 are given for the European Currency Unit (the "ECU") which was established as the monetary unit of the European Monetary System. The ECU was defined as a basket currency comprising fixed amounts of the following component currencies: Belgian franc, UK pound sterling, Danish krone, Dutch guilder, French franc, German mark, Greek drachma, Irish punt, Italian lire, Luxembourg franc, Portuguese escudo and Spanish peseta. The component currencies of the ECU differ from those which subsequently converted to the euro.

The following table sets forth, for each of the six months prior to the date of this offering memorandum, the high, low and period end daily reference exchange rate in zloty as published by the European Central Bank expressed in zloty per euro:

	High	Low	Period End
Month Ended:			
30 April 2003	4.43	4.24	4.27
31 May 2003	4.41	4.24	4.41
30 June 2003	4.48	4.39	4.48
31 July 2003	4.49	4.37	4.37
31 August 2003	4.40	4.34	4.36
30 September 2003	4.62	4.35	4.62
31 October 2003	4.70	4.51	4.70

The daily reference exchange rate for zloty on 31 October 2003 was zloty 4.70 per €1.00.

Exchange Control Limitations That Affect Us

South African law provides for exchange control regulations which restrict the export of capital from the Common Monetary Area. The exchange control regulations, which are administered by the SARB, are applied throughout the Common Monetary Area and regulate transactions involving South African residents, including companies. The basic purpose of exchange controls is to mitigate the decline of foreign capital reserves in South Africa and the devaluation of the rand against other

currencies, in particular the US dollar. We anticipate that South African exchange controls will continue to operate for the foreseeable future. The South African government has, however, committed itself to gradually relaxing exchange controls and significant relaxation has occurred in recent years. It is the stated objective of the authorities to achieve equality of treatment between residents and non-residents in relation to inflows and outflows of capital. The gradual approach towards the abolition of exchange controls adopted by the South African government is designed to allow the economy to adjust more smoothly to the removal of controls that have been in place for a considerable period of time.

SARB approval is required for both us and our South African subsidiaries to receive loans from, and repay loans to, non-residents of the Common Monetary Area. Repayment of principal and interest on such loans will usually be approved where the payment is limited to the amount borrowed at a market rate of interest.

Funds raised outside of the Common Monetary Area by our non-South African resident subsidiaries (whether through debt or equity) are not restricted under South African exchange control regulations and can be used for overseas investment, subject to conditions imposed by the SARB in connection with establishing such subsidiaries. We and our South African subsidiaries would, however, require SARB approval in order to provide guarantees for the obligations of any of our subsidiaries with regard to funds obtained from non-residents of the Common Monetary Area. Debt raised outside the Common Monetary Area by our non-South African subsidiaries must be repaid or serviced by those foreign subsidiaries. In the absence of SARB approval, income earned in South Africa by us and our South African subsidiaries cannot be used to repay or service such foreign debts. Also, in the absence of SARB approval, income earned by one of our subsidiaries resident in the Common Monetary Area cannot be used to finance the operations of another foreign subsidiary.

Under the exchange control regulations, we and our South African subsidiaries can invest overseas only if the investment meets certain tests including one of "national interest," as determined by the SARB. Transfers of funds for the purchase of shares in existing offshore entities or for the purchase of foreign fixed assets are not generally permitted. However, consideration will be given to funds transferred from South Africa for foreign investment as long as the total cost of an investment does not exceed R2.0 billion for each new and approved investment in Africa including the Southern African Development Community and R1.0 billion in respect of investments elsewhere in the world. In the absence of SARB approval, any amount in excess of the above limit must be financed overseas. We may also request SARB permission to utilise our total cash holdings to finance up to 10.0% of the overall cost of any new investment if the overall cost exceeds the above limits.

The SARB also requires South African companies to provide annual accounts of their foreign subsidiaries and to repatriate all, or if approved by the SARB, a portion of their foreign subsidiaries' profits. We currently have SARB approval to retain the profits of our non-South African subsidiaries and joint ventures outside South Africa.

A listing by a South African company on any stock exchange other than the JSE, in connection with raising capital, requires permission from the SARB. Any such listing which would result in a South African company being re-domiciled also needs approval from the Minister of Finance.

Under South African exchange control regulations, we must obtain approval from the SARB regarding any capital raising which involves a currency other than the rand, such as this international offering. In connection with its approval of this international offering, the SARB has imposed certain conditions which relate, *inter alia*, to our use of the proceeds of this international offering such that we may be required to seek further SARB approval prior to applying any such funds to a specific use. Any limitations imposed by the SARB on our use of proceeds of this international offering or any other such capital raising could adversely affect our financial and strategic flexibility. See "Risk Factors — Risks Relating to Political and Economic Developments — Our financial flexibility, including our ability to utilise the proceeds of this international offering outside South Africa, could be materially constrained by South African exchange control regulations."

To comply with SARB requirements, investors are hereby requested to inform the company of any resales or disposals of shares, acquired in this international offering, to South African residents.

CAPITALISATION

The following table sets out our consolidated short-term debt and long-term debt and shareholders' equity as at 30 June 2003, as derived from our audited consolidated financial statements, on an actual basis and as adjusted to reflect this international offering (assuming the over-allotment option is not exercised). This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Our Shares," and our audited consolidated financial statements included elsewhere in this offering memorandum.

	As at 30 June 2003	
	Actual	As adjusted
	(in thousands of rand)	
Debt		
Total short-term debt[1]	R1,230,724	R1,230,724
Total long-term debt[2]	1,646,779	1,646,779
Total debt[3]	2,877,503	2,877,503
Shareholders' Equity		
Share capital	4,730[4]	5,362
Share premium	2,248,873	3,092,203
Non-distributable reserves[5]	251,788	251,788
Distributable reserves[6]	2,436,795	2,436,795
Total shareholders' equity	4,942,186	5,786,148
Total capitalisation[7][8][9]	R7,819,689	R8,663,651

Notes:

(1) Total short-term debt includes "short-term liabilities" of R693.4 million and "bank overdrafts" of R537.3 million, each as contained on the balance sheet within our audited consolidated financial statements included elsewhere in this offering memorandum.

(2) Total long-term debt is referred to as "long-term liabilities" on the balance sheet within our audited consolidated financial statements included elsewhere in this offering memorandum.

(3) Total debt includes short-term and long-term interest free licence fee liabilities of R277.7 million as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Indebtedness and Other Liabilities of the Group" and note 20 to our audited consolidated financial statements contained elsewhere in this offering memorandum.

(4) 946,054,793 ordinary shares, all fully paid.

(5) "Non-distributable reserves" is retained income of associate companies, investment reserve and foreign currency translation reserve.

(6) "Distributable reserves" is our retained income.

(7) We have certain commitments and contingent liabilities. As at 30 June 2003, we had committed capital expenditure of R178.3 million. We also had amounts outstanding under operating lease agreements, principally relating to our facilities in South Africa, totalling R795.1 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Cash Flow, Liquidity and Capital Resources."

(8) Save as disclosed above and excluding intragroup arrangements, neither we nor any of our subsidiaries had outstanding any loan capital, term loans or other borrowings or indebtedness in the nature of borrowings, material guarantees or material contingent liabilities as at 30 June 2003.

(9) Subsequent to 30 June 2003, we borrowed €45 million under the €75 million revolving credit facility described in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Cash Flow, Liquidity and Capital Resources — Indebtedness and Other Liabilities of the Group" and £5.4 million under a credit facility with the Royal Bank of Scotland (formerly National Westminster Bank plc). The proceeds of these borrowings were used for the purchase of Sprung Slumber as described in "Our Business — Steinhoff Europe — United Kingdom" and for general corporate purposes, including the repayment of certain other indebtedness of the group. Except for the net increase in short-term and long-term debt arising from these transactions, there has been no material change in our total debt, shareholders' equity or capitalisation since 30 June 2003.

SELECTED FINANCIAL INFORMATION

The following selected financial and operating data as at and for the financial years ended 30 June 2001, 2002 and 2003 has been extracted from, and should be read in conjunction with, our audited consolidated financial statements and the notes thereto included in this offering memorandum.

The audited consolidated financial statements for the financial years ended 30 June 2001 and 2002 included in this offering memorandum have been restated to reflect certain changes in SA GAAP and certain changes to the basis of our financial disclosure. Accordingly, our audited consolidated financial statements for the financial years ended 30 June 2001 and 2002 contained in this offering memorandum differ from our previously published, publicly available audited consolidated financial statements and the notes thereto in respect of those years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent Accounting Pronouncements and Other Accounting Developments" and the audited consolidated financial statements and the notes thereto contained in this offering memorandum for a description of these changes.

The audited consolidated financial statements included in this offering memorandum have been prepared in accordance with SA GAAP, which differs in certain significant respects from IAS and from US GAAP. For a description of significant differences between SA GAAP and IAS and between SA GAAP and US GAAP, see "Summary of Significant Differences Between SA GAAP and IAS and Between SA GAAP and US GAAP."

	Year Ended 30 June		
	2001	2002	2003
	(in thousands of rand, except per share information)		
Selected Income Statement Data:			
Revenue	R 5,773,532	R 8,207,936	R 9,948,595
Cost of sales	(3,678,615)	(5,146,897)	(6,086,660)
Gross profit	2,094,917	3,061,039	3,861,935
Sundry income[1]	201,980	248,264	176,867
Gain on disposal of trademarks	179,283	—	—
Distribution costs	(453,726)	(590,905)	(614,127)
Foreign exchange (losses) gains[1]	122,800	100,811	(177,195)
Operating expenses[2]	(1,420,007)	(1,942,758)	(2,136,218)
Goodwill amortisation and other impairment write-offs	(37,531)	(60,552)	(75,663)
Discontinued operations	(44,384)	(83,171)	(37,362)
Operating income	643,332	732,728	998,237
Net financial expense[3]	(46,648)	(79,299)	(121,181)
Income before taxation	596,684	653,429	877,056
Taxation	(27,130)	(52,609)	(97,950)
Net income after taxation	569,554	600,820	779,106
Share of associate companies' retained income	38,111	55,964	91,056
Loss attributable to outside shareholders	1,819	1,809	2,881
Earnings attributable to ordinary shareholders	R 609,484	R 658,593	R 873,043
Basic earnings per share[4] (cents)	74	76	93
Headline earnings[5]	528,584	785,021	984,865
Headline earnings per share[4][5] (cents)	64	91	105

Notes:

(1) "Sundry income" includes early settlement discounts and volume rebates we obtain from suppliers, reversal of provisions, bad debts recovered, sundry credit from customers and other miscellaneous items. In prior years, this line item included foreign exchange losses and gains. For the financial year ended 30 June 2003, we began presenting such foreign exchange losses and gains as a separate line item, "foreign exchange (losses) gains." For the purposes of comparison, we have restated our income statement for the financial years ended 30 June 2001 and 2002 accordingly.

(2) "Operating expenses" in this table includes "salaries and wages," which appears as a separate line item in our audited consolidated financial statements included elsewhere in this offering memorandum.

(3) Calculated by adjusting "finance cost" for "income from investments," each as contained on the income statement within our audited consolidated financial statements included elsewhere in this offering memorandum.

(4) Calculated using the weighted average number of shares in issue during the relevant financial year of 822,129,343 shares in 2001, 864,753,723 shares in 2002 and 939,969,336 shares in 2003.

(5) "Headline earnings" is earnings attributable to ordinary shareholders adjusted for discontinued operations, gain on disposal of trademarks, goodwill and other impairment write-offs, profit and loss on sale of businesses, profit and loss on disposal of property, plant and equipment, goodwill and negative goodwill amortisation included in associate company income and profit and loss on disposal of property, plant and equipment included in associate company income. See note 5.3 to the audited consolidated financial statements included in this offering memorandum for a calculation of headline earnings. We report our headline earnings in accordance with the JSE Listings Requirements and calculate this financial measure pursuant to Circular 7/2002 issued by the South African Institute of Chartered Accountants. We believe headline earnings is an important financial measure to provide to investors because it is commonly used by financial analysts in the South African market to evaluate our operating performance and the operating performance of our competitors. Accordingly, headline earnings has been disclosed in this offering memorandum to permit a more complete and comprehensive analysis of our operating performance relative to other South African companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures."

	As at 30 June		
	2001	2002	2003
	(in thousands of rand)		
Selected Balance Sheet Data:			
Cash and cash equivalents	R1,117,661	R 979,169	R2,000,226
Net working capital[(1)]	1,181,521	1,758,176	1,786,442
Total current assets	3,581,640	4,653,641	5,749,229
Total assets	5,719,588	8,636,901	9,492,526
Short-term debt[(2)]	791,160	1,279,945	1,230,724
Long-term debt[(3)]	713,973	984,684	1,646,779
Ordinary shareholders' equity	2,897,274	4,384,369	4,942,186

Note:

(1) Net working capital includes inventories, accounts receivable, VAT receivable, accounts payable and VAT payable.

(2) Short-term debt includes "short-term liabilities" and "bank overdrafts," each as contained on the balance sheet within our audited consolidated financial statements included elsewhere in this offering memorandum.

(3) Long-term debt is referred to as "long-term liabilities" on the balance sheet within our audited consolidated financial statements included elsewhere in this offering memorandum.

	As at and for the Year Ended 30 June		
	2001	2002	2003
	(in thousands of rand, except percentages)		
Other Selected Data:			
EBIT[(1)]	R 643,332	R 732,728	R 998,237
Adjusted EBIT[(2)(3)]	553,807	820,731	1,082,603
Adjusted EBIT margin[(3)(4)]	9.6%	10.0%	10.9%
EBITDA[(5)]	784,107	932,840	1,221,524
Adjusted EBITDA[(3)(6)]	694,582	1,020,843	1,305,890
Adjusted EBITDA margin[(3)(7)]	12.0%	12.4%	13.1%
Net cash inflow from operating activities	632,328	797,067	691,823
Net cash outflow from investing activities	(347,395)	(1,380,076)	(812,189)
Net cash inflow from financing activities	227,185	753,506	993,633

Notes:

(1) EBIT is defined as net income after taxation adjusted for interest and taxes.

(2) Adjusted EBIT is defined as EBIT adjusted for certain income and expense items which relate to events that we believe are of a capital nature and not in the ordinary course of our business, including discontinued operations, gain on disposal of trademarks, impairment write-offs, profit and loss on sale of businesses and profit and loss on disposal of property, plant and equipment.

(3) None of EBIT, EBITDA, Adjusted EBIT or Adjusted EBITDA is a measurement of financial performance under SA GAAP, IAS or US GAAP, and none of these financial measures should be considered as an alternative to (a) operating income or net income (as determined in accordance with generally accepted accounting principles), or as a measure of our operating performance, (b) cash flows from operating activities, investing activities or financing activities (as determined in accordance with generally accepted accounting principles) as a measure of our ability to meet our cash needs or (c) any other measures of financial performance under generally accepted accounting principles. EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA may not be indicative of our historical operating results, and these financial measures are not meant to be predictive of our potential future results. We believe that each of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA is an important financial measure to provide to investors because each is commonly used by financial analysts in the South African market to evaluate our operating performance and the operating performance of our competitors. Accordingly, EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA have been disclosed in this offering memorandum to permit a more complete and comprehensive analysis of our operating performance relative to other South African companies by excluding the items that relate to events that we believe are of a capital nature and not in the ordinary course of our business and that may fluctuate widely from year to year. Because all South African companies may not calculate EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA identically, our presentation of these financial measures may not be comparable to similarly titled financial measures of other companies. For a reconciliation of the components of each of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA to net income, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures."

(4) Adjusted EBIT divided by total revenue.

(5) EBITDA is defined as net income after taxation adjusted for interest, taxes, depreciation and amortisation.

(6) Adjusted EBITDA is defined as EBITDA adjusted for certain income and expense items which relate to certain events that we believe are of a capital nature and not in the ordinary course of our business, including discontinued operations, gain on disposal of trademarks, impairment write-offs, profit and loss on sale of businesses and profit and loss on disposal of property, plant and equipment.

(7) Adjusted EBITDA divided by total revenue.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations, liquidity and capital resources together with the rest of this document, including the sections entitled "Risk Factors" and "Selected Financial Information" and our audited consolidated financial statements and the notes thereto contained elsewhere in this offering memorandum. The audited consolidated financial statements included in this offering memorandum have been prepared in accordance with SA GAAP, which differs in certain significant respects from IAS and US GAAP. See "Summary of Significant Differences Between SA GAAP and IAS and Between SA GAAP and US GAAP."

The audited consolidated financial statements as at and for the financial years ended 30 June 2001 and 2002 included in this offering memorandum have been restated to reflect certain changes in SA GAAP and certain changes to the basis of our financial disclosure. Accordingly, our audited consolidated financial statements for the financial years ended 30 June 2001 and 2002 contained in this offering memorandum differ from our previously published, publicly available, audited consolidated financial statements in respect of those years. See "— Recent Accounting Pronouncements and Other Accounting Developments" and the audited consolidated financial statements and the notes thereto contained in this offering memorandum for a description of these changes.

Overview

We are an integrated global manufacturer and distributor of quality furniture and related household goods. We manufacture, warehouse and distribute upholstered furniture, case goods (free-standing furniture made of timber or coated particleboard), doors, bedding (including mattresses, base sets and headboards) and related timber products. We have 86 manufacturing facilities, directly or through joint ventures, in Poland, Hungary, Ukraine, Southern Africa, Germany, the United Kingdom, Australia, New Zealand and India. Our business consists of two main operating subsidiaries, Steinhoff Europe AG ("Steinhoff Europe") (which for our financial reporting purposes includes Australia and India) and Steinhoff Africa. In the financial year ended 30 June 2003, Steinhoff Europe accounted for approximately 73% of our total revenue, and Steinhoff Africa for approximately 27%.

Low-Cost Business Model

Our low-cost business model is based upon the strategy of locating production facilities in emerging economies with significant cost advantages and supplying finished products into developed economies. The majority of our manufacturing facilities are located in the low-cost countries of South Africa, Poland, Hungary and Ukraine. In line with this strategy, in the financial year ended 30 June 2001, we relocated the manufacturing operations of two of our higher-cost German factories to Poland. In the financial year ended 30 June 2003, we closed a further two German factories, the production capacity of which we expect to be taken up by our existing facilities in Poland. We have also begun to source timber, our most significant raw material, from Russia for our European operations.

The majority of our sales are made to customers in countries of Western Europe and the United States, Australia and New Zealand. Approximately 70% of our expenses worldwide are incurred in soft currencies, primarily South African rand, Polish zloty, Hungarian forint and Ukrainian hryvnia. In the financial year ended 30 June 2003, approximately 83% of our revenues were earned in currencies other than South African rand (principally euro, sterling, US dollars and Australian dollars) compared with approximately 81% in the financial year ended 30 June 2002 and 73% in the financial year ended 30 June 2001.

Exchange Rate Fluctuations

Because the products we produce in Southern Africa and Central and Eastern Europe and sell abroad generate hard currency income and our financial results are reported in rand, the historical appreciation of the hard currencies in which we earn revenues (principally the euro) against the rand has caused our earnings growth as reported in our financial statements to be stronger in previous years than if reported in a hard currency or if no appreciation of these currencies had occurred. While the rand has appreciated against these currencies over the past year, the negative effect of such appreciation on our earnings growth has been partly offset by currency fluctuations in the other currencies in which we operate, in particular the appreciation of the euro against the US dollar and depreciation of the zloty against the euro.

The effect of exchange rates on our reported results of operations can be significant. The exchange rates obtained when converting hard currency sales and cash receipts to rand, our reporting currency, are set by foreign exchange markets, over which we have no control. In addition, to the extent the rand depreciates relative to the euro, sterling or US dollar, such depreciation contributes to increased volumes of South African export sales as it makes our pricing more competitive. To the extent the rand appreciates against these currencies, our pricing becomes less competitive. However, Steinhoff Africa's customers in the United Kingdom, Europe and the United States are fully aware of the rand exchange rate and normally require that a portion of any increased rand realisations as a result of rand depreciation be offset by reduced sterling, euro or US dollar prices for our South African products. Conversely, we are sometimes able to negotiate for higher sterling, euro or US dollar prices for our South African products during periods of rand appreciation.

The consolidated financial statements of Steinhoff Europe, the holding company for our European operations (which for our financial reporting purposes include Australia and India), are reported in euro. For the purposes of our audited consolidated financial statements, the results of operations of Steinhoff Europe as recorded on our income statement are translated from euro into rand at the average exchange rate for the year, which is the average rate between the buying and selling rate on the first day of our financial year and thereafter on the last day of each month, covering in total a 13-month period average. However, items on our balance sheet are translated from euro into rand at the exchange rate prevailing on the balance sheet date. In respect of income statement items, an exchange rate of R9.42 = €1.00 was used for the financial year ended 30 June 2003, compared to R9.00 = €1.00 for the financial year ended 30 June 2002 and R6.75 = €1.00 for the financial year ended 30 June 2001. In respect of balance sheet items, an exchange rate of R8.61 = €1.00 was used for the financial year ended 30 June 2003, compared to R10.25 = €1.00 for the financial year ended 30 June 2002 and R6.85 = €1.00 for the financial year ended 30 June 2001.

Growth in Recent Years

Our operations have grown significantly, through both organic growth and acquisition, during the periods under review. We have also diversified our operations into the production of raw materials and the provision of logistics and distribution services in recent years. The growth and diversification of our operations (including the acquisitions described below) have had a significant impact on our financial condition and results of operations.

In January 1999, we acquired the remaining 65.4% interest of Megacor Holdings Limited ("Megacor"), an associated company in which we previously held a 34.6% interest, for consideration of 19.3 million new Steinhoff shares valued at R4.50 each, following which Megacor was delisted from the JSE. We recently changed the name of Megacor to Steinhoff Timber Group (Pty) Limited.

In June 1999, we acquired the business of a JSE-listed company formerly known as the Cornick Group Limited, for total consideration worth R177.3 million. The business of the Cornick Group Limited included the Pat Cornick company and the Afcol Group of companies, at that time the largest furniture manufacturing group in South Africa. We merged their operations with Steinhoff Africa.

On 30 June 2000, we acquired a 9.2% interest in Unitrans Limited ("Unitrans"), a distribution and logistics group, for a total consideration of R140.0 million. We have since increased our interest in Unitrans to 26.1% (as at 30 June 2003) through purchases of Unitrans shares in the open market from time to time. As at 30 June 2003, our total investment in Unitrans, valued on a cost basis, was R430.8 million.

With effect from 1 October 2001, we acquired the entire issued share capital of Relyon Group plc ("Relyon"), a major UK up-market bedding manufacturer, for cash consideration of £37.4 million. Relyon contributed R592.2 million (€65.8 million) to our revenues for the nine months that we owned it during the financial year ended 30 June 2002, and R711.8 million (€75.6 million) for the financial year ended 30 June 2003.

On 1 October 2001, we acquired the manufacturing operations of Freedom Group Limited ("Freedom Group") in Australia for total consideration worth Aus$14.7 million and merged them with our Australian operations into Steinhoff Pacific, a joint venture in which we hold 74.9% of the equity share capital and Freedom Group holds the remaining 25.1%. Steinhoff Pacific contributed R296.2 million to our revenues for the nine months that we owned it during the financial year ended 30 June 2002. In the financial year ended 30 June 2003, we combined the revenue contributed by Steinhoff

Pacific with the revenue of G & G Furniture Imports (Pty) Limited ("G & G"), a small furniture imports business we acquired for Aus$4.5 million on 1 July 2002. Taken together, Steinhoff Pacific and G & G contributed R501.5 million to our revenues for the financial year ended 30 June 2003.

In February 2002, we acquired a 34.9% stake in PG Bison, a particleboard manufacturing group, for R158.2 million.

With economic effect from 1 January 2003, we acquired a 74.0% interest in Puris Bad GmbH, a niche manufacturer of bathroom furniture in Germany, for €1.7 million.

During the course of the financial year ended 30 June 2003, we also increased our interests in the following associated companies, which resulted in these entities becoming subsidiaries: Ukraine Polster Design GmbH, Leder und Classic Polstermöbelfabrick GmbH, Kompania Kijanka-Steinhoff GmbH and @ Work Holdings (Pty) Limited.

In October 2003, we acquired the bedding manufacturer, Sprung Slumber, from Airsprung Furniture Group PLC for £5.4 million, thereby further expanding our presence in the United Kingdom.

Taxation

Another feature of our low-cost business model is the benefit we receive from significant tax dispensations granted by the governments of Poland and Hungary. As a result of these dispensations, our effective group-wide taxation rates were 4.6%, 8.1% and 11.2% of earnings before tax, respectively, for the financial years ended 30 June 2001, 2002 and 2003.

In Poland, these tax benefits differ according to the region, type and amount of our investment and range from special tax allowances to certain of our factories being situated in tax free zones. The factories in tax free zones are generally exempt from paying tax for a period of ten years from the time production begins, and thereafter pay 50% of the normal rate of tax for a further ten years. The extent of the tax benefits received often relates to the numbers of jobs created by the investment as well as the monetary amounts invested in the facilities.

When Poland and Hungary become members of the European Union, which is expected to take place in May 2004, these countries will no longer be able to grant or extend similar dispensations in respect of our future investment activities there. However, we have no reason to believe that our existing tax dispensations will be affected by Poland and Hungary joining the European Union. See "Risk Factors – Risks Relating to Our Business – Our results of operations currently benefit from tax dispensations we receive in Poland and Hungary, which will expire or be reduced in the future."

Other factors contributing to our lower effective tax rate include the availability of tax losses in South Africa and Poland that we expect to carry forward over the next three years, group tax relief in the United Kingdom, lower statutory tax rates of certain of our subsidiaries and permanent differences between taxable and accounting profits.

Recent Accounting Pronouncements and Other Accounting Developments

In the financial year ended 30 June 2002, we adopted South African Statements of Generally Accepted Accounting Practice relating to employee benefits and investment properties, referred to as AC116 – *Employee Benefits* and AC135 – *Investment Property*. In the financial year ended 30 June 2003, we adopted AC 137 – *Agriculture* and AC133 – *Financial Instruments: recognition and measurement*. For the purposes of comparison, our financial statements for the financial years ended 30 June 2001 and 2002 contained in this offering memorandum have been restated as appropriate to reflect these changes.

AC116 – Employee Benefits

We provide certain post-retirement medical benefits by funding a portion of the medical aid contributions of certain retired members and record a future liability on our balance sheet for current employees. In prior years, these amounts were charged against income as incurred. As of 30 June 2002, the total liability, as determined by us following recent changes effected to the method of calculating our liability, in respect of this obligation is recorded on our balance sheet.

AC135 – Investment Property

With respect to investment property, owner occupied properties are no longer considered investment properties. Such properties are stated at cost and depreciated over their useful lives.

AC133 – Financial Instruments: Recognition and Measurement

AC133 has introduced a comprehensive framework for accounting for financial instruments. In accordance with the requirements of AC133, we now carry our financial instruments at fair value or amortised costs as appropriate. Derivative financial instruments are, consistent with prior years, carried on our balance sheet at fair value. While our adoption of AC133 has not had a material effect on our financial results to date, any future variation in the fair value of our financial instruments and derivative financial instruments will be reflected in our income statement.

AC137 – Agriculture

Under the terms of AC137, a biological asset must be measured on initial recognition and each balance sheet date at its fair value less estimated point-of-sale costs. The plantations owned by the group are considered biological assets under AC137 and are therefore now carried at fair value. In prior years the plantations were carried at cost.

Other Accounting Developments

In addition to the issuing of South African Statements of Generally Accepted Accounting Practice the South African Institute of Chartered Accountants issues circulars and guidelines addressing certain aspects relating to financial reporting.

In December 2002 Circular 7/2002 was issued addressing specific definitions and interpretations relating to the calculation of headline earnings per share. The group adopted this circular during the financial year ended 30 June 2003. The only impact this adoption had on the group is the minor restatement of the headline earnings per share calculated for 2002 and 2001. The effect is not considered to be material.

Non-GAAP Financial Measures

The United States Securities and Exchange Commission (the "SEC") recently issued disclosure-based rules, including certain prohibitive rules, regarding the use of non-GAAP financial measures, which are defined as a numerical measure of a company's historical or future financial performance, financial position or cash flows that:

- exclude amounts, or are subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP (in our case, SA GAAP); or
- include amounts, or are subject to adjustments that have the effect of including amounts, that are excluded in the most directly comparable measure calculated and presented in accordance with GAAP (in our case, SA GAAP).

Although these guidelines are not binding on us in respect of this international offering, we have elected to provide certain additional information regarding our use of non-GAAP financial measures as defined in the rules promulgated by the SEC. Our management believes that certain non-SA GAAP measures, including EBIT, EBITDA, Adjusted EBIT, Adjusted EBITDA and headline earnings, provide useful information to investors, when presented in conjunction with the comparable SA GAAP measures. The non-SA GAAP measures are not meant to replace or supersede the GAAP measures, but rather to supplement the information to present the readers of our financial statements with the same information that our management considers in assessing the results of operations and performance of our business.

EBIT and Adjusted EBIT

EBIT is defined as net income after taxation adjusted for interest and taxes. Adjusted EBIT is defined as EBIT adjusted for certain events that we believe are of a capital nature and not in the ordinary course of our business (as described below) and which we eliminate for the purpose of calculating headline earnings, in accordance with the JSE Listings Requirements. See " — Headline Earnings." Neither EBIT nor Adjusted EBIT is a measurement of financial performance under SA GAAP, IAS or US GAAP and should not be considered as an alternative to (a) operating income or net income (as determined in accordance with generally accepted accounting principles), or as a measure of our operating performance, (b) cash flows from operating activities, investing activities or financing activities (as determined in accordance with generally accepted accounting principles) as a measure of our ability to meet our cash needs or (c) any other measures of financial performance under generally accepted accounting principles. EBIT and Adjusted EBIT may not be indicative of our historical operating results, nor are they meant to be predictive of our potential future results. We believe that

EBIT and Adjusted EBIT are important financial measures to provide to investors because they are commonly used by financial analysts in the South African market to evaluate our operating performance and the operating performance of our competitors. Accordingly, EBIT and Adjusted EBIT have been disclosed in this offering memorandum to permit a more complete and comprehensive analysis of our operating performance relative to other South African companies. Because all South African companies may not calculate EBIT and Adjusted EBIT identically, our presentation of EBIT and Adjusted EBIT may not be comparable to similarly titled financial measures of other companies.

The following table presents a reconciliation of Adjusted EBIT to net income:

	Year Ended 30 June		
	2001	2002	2003
	(in thousands of rand)		
Net income after taxation	R 569,554	R600,820	R 779,106
Add back:			
Net financial expense(1)	46,648	79,299	121,181
Taxation	27,130	52,609	97,950
EBIT	643,332	732,728	998,237
Adjustments:			
Discontinued operations(2)	44,384	83,171	37,362
Gain on disposal of trademarks(3)	(179,283)	—	—
Impairment write-offs(4)	28,906	24,003	44,234
Profit on sale of businesses(5)	—	(1,876)	(2,207)
Profit and loss on disposal of property, plant and equipment(6)	16,468	(17,295)	4,977
Adjusted EBIT	R 553,807	R820,731	R1,082,603

Notes:

(1) Calculated by adjusting "finance cost" for "income from investments," each as contained on the income statement within our audited consolidated financial statements included elsewhere in this offering memorandum.

(2) Discontinued operations comprise principally employee related social benefits and other closure costs. In 2001, these costs relate to the closure of a manufacturing facility in Germany. In 2002, such costs relate to (i) the closure in South Africa of a lounge suite manufacturer, a distribution and logistics centre and a textile manufacturer and (ii) the closure in Germany of two lounge suite manufacturing facilities. In 2003, such costs relate to (i) the closure in South Africa of two pine furniture manufacturing facilities and a particleboard facility and (ii) the closure in Germany of two lounge suite manufacturing facilities and a warehouse. For further details of the costs associated with these closures, see note 34 to our audited consolidated financial statements contained elsewhere in this offering memorandum.

(3) The profit realised on the disposal of our South African trademarks, under the terms of a transaction giving rise to an interest free licence fee liability, which at 30 June 2003 amounted to R277.7 million. See "— Cash Flow, Liquidity and Capital Resources — Indebtedness and Other Liabilities of the Group" and note 20 to our audited consolidated financial statements contained elsewhere in this offering memorandum.

(4) For 2001, this amount relates to the write-off of the carrying value of certain goodwill and other assets. For 2002 and 2003, these amounts relate to the impairment of certain computer software owned by Steinhoff Europe as well as goodwill write-offs and the impairment of various other assets.

(5) Reflects the profits realised on the disposal of certain non-core businesses.

(6) In each year, relates to the disposal of property, plant and equipment of a non-material nature, for purchase considerations above or below the balance sheet carrying value of the assets concerned.

EBITDA and Adjusted EBITDA

EBITDA is defined as net income after taxation adjusted for interest, taxes, depreciation and amortisation. Adjusted EBITDA is defined as EBITDA adjusted for certain events that we believe are of a capital nature and not in the ordinary course of our business (as described below), and which we eliminate for the purpose of calculating headline earnings, in accordance with the JSE Listings Requirements. See "– Headline Earnings." Neither EBITDA nor Adjusted EBITDA is a measurement of financial performance under SA GAAP, IAS or US GAAP and should not be considered as an alternative to (a) operating income or net income (as determined in accordance with generally accepted accounting principles), or as a measure of our operating performance, (b) cash flows from

operating activities, investing activities or financing activities (as determined in accordance with generally accepted accounting principles) as a measure of our ability to meet our cash needs or (c) any other measures of financial performance under generally accepted accounting principles. EBITDA and Adjusted EBITDA may not be indicative of our historical operating results, nor are they meant to be predictive of our potential future results. We believe that EBITDA and Adjusted EBITDA are important financial measures to provide to investors because they are commonly used by financial analysts in the South African market to evaluate our operating performance and the operating performance of our competitors. Accordingly, EBITDA and Adjusted EBITDA have been disclosed in this offering memorandum to permit a more complete and comprehensive analysis of our operating performance relative to other South African companies. Because all South African companies may not calculate EBITDA and Adjusted EBITDA identically, our presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled financial measures of other companies.

The following table presents a reconciliation of Adjusted EBITDA to net income:

	Year Ended 30 June		
	2001	2002	2003
	(in thousands of rand)		
Net income after taxation	R569,554	R 600,820	R 779,106
Add back:			
Net financial expense[(1)]	46,648	79,299	121,181
Taxation	27,130	52,609	97,950
Depreciation	132,150	163,563	191,858
Goodwill amortisation	8,625	36,549	31,429
EBITDA	784,107	932,840	1,221,524
Adjustments:			
Discontinued operations[(2)]	44,384	83,171	37,362
Gain on disposal of trademarks[(3)]	(179,283)	—	—
Impairment write-offs[(4)]	28,906	24,003	44,234
Profit on sale of businesses[(5)]	—	(1,876)	(2,207)
Profit and loss on disposal of property, plant and equipment[(6)]	16,468	(17,295)	4,977
Adjusted EBITDA	R694,582	R1,020,843	R1,305,890

Notes:

(1) Calculated by adjusting "finance cost" for "income from investments," each as contained on the income statement within our audited consolidated financial statements included elsewhere in this offering memorandum.

(2) Discontinued operations comprise principally employee related social benefits and other closure costs. In 2001, these costs relate to the closure of a manufacturing facility in Germany. In 2002, such costs relate to (i) the closure in South Africa of a lounge suite manufacturer, a distribution and logistics centre and a textile manufacturer and (ii) the closure in Germany of two lounge suite manufacturing facilities. In 2003, such costs relate to (i) the closure in South Africa of two pine furniture manufacturing facilities and a particleboard facility and (ii) the closure in Germany of two lounge suite manufacturing facilities and a warehouse. For further details of the costs associated with these closures, see note 34 to our audited consolidated financial statements contained elsewhere in this offering memorandum.

(3) The profit realised on the disposal of our South African trademarks, under the terms of a transaction giving rise to an interest free licence fee liability, which at 30 June 2003 amounted to R277.7 million. See "— Cash Flow, Liquidity and Capital Resources — Indebtedness and Other Liabilities of the Group" and note 20 to our audited consolidated financial statements contained elsewhere in this offering memorandum.

(4) For 2001, this amount relates to the write-off of the carrying value of certain goodwill and other assets. For 2002 and 2003, these amounts relate to the impairment of certain computer software owned by Steinhoff Europe as well as goodwill write-offs and the impairment of various other assets.

(5) Reflects the profits realised on the disposal of certain non-core businesses.

(6) In each year, relates to the disposal of property, plant and equipment of a non-material nature, for purchase considerations above or below the balance sheet carrying value of the assets concerned.

Headline Earnings

Headline earnings is defined as earnings attributable to ordinary shareholders adjusted for discontinued operations, gain on disposal of trademarks, goodwill and other impairment write-offs, profit and loss on sale of businesses, profit and loss on disposal of property, plant and equipment, goodwill and negative goodwill amortisation included in associate company income and profit and loss on disposal of property, plant and equipment included in associate company income. See note 5.3 to the audited consolidated financial statements included in this offering memorandum for a calculation of headline earnings. We report our headline earnings in accordance with the JSE Listings Requirements and calculate this financial measure pursuant to Circular 7/2002 issued by the South African Institute of Chartered Accountants. We believe headline earnings is an important financial measure to provide to investors because it is commonly used by financial analysts in the South African market to evaluate our operating performance and the operating performance of our competitors. Accordingly, headline earnings has been disclosed in this offering memorandum to permit a more complete and comprehensive analysis of our operating performance relative to other South African companies.

Revenue

Overview

Our revenue is derived from the sale of our manufactured products to mass merchandisers and specialty stores and the sale of household goods and related finished products purchased from third party suppliers to retailers in Europe, Southern Africa, Australia and the United States. We generally commence the manufacturing and/or sourcing process in respect of goods sold to our customers only once an order for such goods has been received. We also receive revenue from the sale of raw materials to the household goods industry, principally in South Africa, and income generated from the provision of logistics services.

Revenue from the sales of our products is recognised when substantially all the risks and rewards of ownership have been transferred to the buyer and the amount of revenue and costs incurred in respect of the sale can be reliably measured. In practice, this means that we recognise revenue once the customer has signed a proof of effective delivery of the goods, acknowledging that it ordered the goods and that they were received in good condition and the customer accepts responsibility for them. Legally, our terms and conditions of sale specify that we retain ownership of all goods sold until we have received payment for them.

Sales returns are deducted from revenue. Sales returns, allowances and other credits are recognised on the basis of actual and anticipated claims from customers in respect of all products dispatched prior to period end.

In the financial year ended 30 June 2003, our total revenue was R9,948.6 million, approximately 83% of which was derived from sales in currencies other than South African rand (principally US dollars, euro, pounds sterling and Australian dollars) and approximately 17% of which was derived from sales from our Southern African operations to the local Southern African furniture retail market. This represented an increase in total revenue of approximately 21.2% over the previous financial year.

Revenue by Geographic Segment

We generate revenue from our operations in Southern Africa, Western Europe, Central and Eastern Europe and Australia. For reporting purposes, our operations in Western Europe are categorised as including Germany, Austria, Switzerland, the Benelux countries, Scandinavia, France and the United Kingdom.

The following table shows our revenues for each geographic location of our operations for the financial years ended 30 June 2001, 2002 and 2003:

	Year Ended 30 June					
	2001		2002		2003	
	(in thousands of rand)	%	(in thousands of rand)	%	(in thousands of rand)	%
Southern Africa[1]	R2,254,691	39.1	R2,502,161	30.5	R2,668,211	26.8
Western Europe	2,029,069	35.1	3,589,038	43.7	4,397,709	44.2
Central and Eastern Europe	1,439,036	24.9	1,820,556	22.2	2,381,148	24.0
Australia	50,736	0.9	296,181	3.6	501,527	5.0
Total	R5,773,532	100.0	R8,207,936	100.0	R9,948,595	100.0

Note:

(1) This item includes (i) revenues from products manufactured in Southern Africa (including the Republic of South Africa, Namibia and Botswana) and sold in Southern Africa and (ii) revenues from products manufactured in Southern Africa and sold for export in the amounts of R706.0 million, R935.8 million and R961.5 million for the financial years ended 30 June 2001, 2002 and 2003, respectively.

Revenue by Business Segment

Our operations consist of manufacturing and wholesale & distribution. Wholesale & distribution revenues relate to sales of finished products sourced from third party manufacturers. The following table sets out our revenue by business segment for the financial years ended 30 June 2001, 2002 and 2003:

	Year Ended 30 June					
	2001		2002		2003	
	(in thousands of rand)	%	(in thousands of rand)	%	(in thousands of rand)	%
Manufacturing	R4,087,206	70.8	R6,154,814	75.0	R7,260,028	72.9
Wholesale & distribution........	1,686,326	29.2	2,053,122	25.0	2,688,567	27.1
Total	R5,773,532	100.0	R8,207,936	100.0	R9,948,595	100.0

Cost of Sales

The most significant component of our cost of sales is the cost relating to raw materials, which include primarily timber, fabric, leather, particleboard, springs and other components, and foam, and is accounted for on a first in, first out, or "FIFO" basis. Other main components of our cost of sales are costs of production, labour and attributable production overheads and depreciation relating to our manufacturing operations (including buildings). As a result of our use of the FIFO method of accounting for raw material costs, any increases in the purchase prices (or appreciation of the currency in which they are denominated) may be reflected on a delayed basis in our cost of sales.

Cost of sales generally includes rental costs on all our leased facilities, except in respect of the majority of our leased Southern African properties, the costs of which we include in operating expenses. Cost of sales also includes the cost of finished goods we purchase from third parties and resell as part of our "wholesale & distribution" operations, as well as other product related expenses such as design, sample and merchandising costs.

Operating Expenses

Operating expenses include sales expenses, including commissions and other payments to salespeople, as well as variable selling costs such as settlement and volume discounts that we pay to our customers. Operating expenses include depreciation of office and computer equipment and furniture and information technology equipment and computer costs and certain personnel costs such as training, medical and social benefits. Operating expenses also include rental payments for the majority of our Southern African properties, regardless of whether they are engaged in the production of our products and services. They also include general, management, administration and other costs

necessary to support all aspects of our business. For the purposes of this discussion, we include salaries and wages within operating expenses as well, although this amount is presented separately in the audited financial statements contained elsewhere herein. Operating expenses do not include the costs of warehousing and distributing our products once they have been produced. Distribution costs represent warehousing and logistics costs and are distinguished as a separate line item in our income statement. Distribution costs generally constitute approximately 7.0% of our total revenue.

Results of Operations

The following table sets forth our results of operations for the financial years ended 30 June 2001, 2002 and 2003, expressed as a percentage of revenues:

	Year Ended 30 June		
	2001	2002	2003
		%	
Cost of sales	63.7	62.7	61.2
Gross profit	36.3	37.3	38.8
Sundry income	3.5	3.0	1.8
Distribution costs	7.9	7.2	6.2
Operating expenses	13.5	13.6	13.4
Taxation	0.5	0.6	1.0
Net income after tax	9.9	7.3	7.8

Financial Year Ended 30 June 2003 Compared to Financial Year Ended 30 June 2002

Revenue. Our total revenue increased by 21.2% from R8,207.9 million for the financial year ended 30 June 2002 to R9,948.6 million for the financial year ended 30 June 2003.

This increase resulted from strong growth in sales volume in both our European and Southern African operations. Our revenue was also affected by exchange rate fluctuations, which had varying effects on our results of operations, as described below.

Revenue from our European operations (which for our reporting purposes includes Australia and India) increased 27.6% from R5,705.8 million for the financial year ended 30 June 2002 to R7,280.4 million for the financial year ended 30 June 2003. In euro terms, revenues grew 22.0% from €633.9 million to €773.2 million. This growth was primarily a result of the consolidation of the results of Steinhoff Pacific and Relyon for the full year as compared with nine months for the previous financial year, as well as increased sales volumes in Germany, Austria, Switzerland, the Benelux countries, Scandinavia, Poland and Australia.

In Germany, the fragmented nature of the retail furniture market has allowed our retail partners to achieve market share gains through increased consolidation. We are able to benefit from these market share gains, as they translate into increased volumes of sales. In Austria, Switzerland, the Benelux countries and Scandinavia, our continued marketing of our products and expansion of our production capabilities in Europe has led to a continued increase in sales volumes in these countries. In Poland, we have increased the volume of sales made into the local Polish market by beginning to focus on establishing new customer relationships with local furniture retailers, rather than focusing exclusively on our production capabilities as we have in the past.

The volume of sales of our products manufactured in Poland (but sold to customers outside of Poland) increased in part due to growth in the European mail order market and in part due to the depreciation of the Polish zloty against the euro, making the products manufactured in Poland more cost competitive. However, the positive effect of the depreciation of the zloty was partially offset by the negative effect of this depreciation on the recognition of export revenues in euro for the purpose of Steinhoff Europe's financial reporting.

In Australia, in addition to the effect of the full year consolidation of Steinhoff Pacific, we also benefited from an increase in revenues earned by Steinhoff Pacific. This increase was primarily caused by increased sales to our strategic partner, Freedom Group. See "Our Business — Steinhoff Africa — Australia and India."

Revenue from our Southern African operations increased 6.6% from R2,502.2 million for the financial year ended 30 June 2002 to R2,668.2 million for the financial year ended 30 June 2003. This increase was principally due to revenues from our sales in Southern Africa, which grew 9.0% from

R1,566.4 million to R1,706.7 million as a result of increased prices and sales volume. The increase in prices and sales volume reflects an improvement in the economic environment in South Africa as a whole, and the South African furniture industry in particular. The furniture industry has benefited from consolidation and reorganisation in the retail market leaving a number of Steinhoff's customers in an improved financial condition with increased market share.

Our export sales in Southern Africa increased 2.7% from R935.8 million to R961.5 million as a result of a growth in sales volume which we were able to achieve through a continued high level of customer demand and increased production capacity. The effect of this growth in sales volume was largely offset by the appreciation of the rand against the euro, sterling and US dollar, as revenues earned in these currencies are converted to rand for purposes of remittance to South Africa.

Cost of Sales. Cost of sales increased 18.3% from R5,146.9 million in the financial year ended 30 June 2002 to R6,086.7 million in the financial year ended 30 June 2003 but declined as a percentage of revenue from 62.7% to 61.2% over the period. The overall increase in our cost of sales was related to our increased sales volume over the period. We were able to achieve a reduction in cost of sales as a percentage of revenue by pursuing a strategy of increased efficiencies through consolidation of production capabilities and improved working capital management. As part of this strategy, we closed two factories and a warehouse in Germany, and three factories in South Africa (one of which was converted into an expanded door manufacturer) over the last financial year, which closures have reduced labour costs, manufacturing overheads and other associated expenses. We also reduced our inventory and accelerated the settlement of payments with our suppliers, which measures contributed to a reduction in cost of sales.

Sundry Income. Sundry income decreased 28.8% from R248.3 million in the financial year ended 30 June 2002 to R176.9 million in the financial year ended 30 June 2003. The decrease was primarily caused by a decrease in reversals of provisions and a decrease in profits on the sale of fixed assets, which decreases were partially offset by an increase in bad debts recovered. The decrease in profits on the sale of fixed assets was caused by a decrease in closure activity, as our operations have become increasingly efficient, and we have found it necessary to dispose of fewer fixed assets. The increase in bad debts recovered reflects our increased efforts to recover overdue accounts and ensure timely payments by our customers going forward.

Distribution Costs. Distribution costs increased 3.9% from R590.9 million in the financial year ended 30 June 2002 to R614.1 million in the financial year ended 30 June 2003. The increase related to increased sales volumes of our products. The relatively low increase in distribution costs is attributable to our increased reliance on third party suppliers, and the continued streamlining of our own distribution network. See "Our Business — Strategy — Continue to improve our operating efficiencies to reduce cost of sales."

Operating Expenses. Our operating expenses, which for the purposes of this discussion includes salaries and wages, increased 10.0% from R1,942.8 million (23.7% of revenue) in the financial year ended 30 June 2002 to R2,136.2 million (21.5% of revenue) in the financial year ended 30 June 2003. This increase was in line with increases in our production volumes and sales, and the reduction in operating expenses as a percentage of revenue is in line with our efforts to increase operating efficiencies, as described in "— Cost of Sales" above. In particular, our increased operating efficiencies have allowed us to reduce salaries and wages by 3.6%, from R829.0 million for the financial year ended 30 June 2002 to R798.9 million for the financial year ended 30 June 2003, while still increasing our production capacity and revenues.

Discontinued Operations. In the financial year ended 30 June 2003, costs of discontinued operations amounted to R37.4 million compared to R83.2 million in the previous financial year. These costs (principally employee-related social benefits and other closure costs) relate to the closure of two German production facilities, one German warehouse facility and three furniture manufacturers in South Africa, one of which was converted into a door manufacturing facility. The purpose of these closures was to improve our operating efficiencies and achieve economies of scale. The decrease in these costs reflects a reduction in the number of facilities we closed in the last financial year as compared to the financial year ended 30 June 2002. See "— Financial Year Ended 30 June 2002 compared to Financial Year Ended 30 June 2001 — Discontinued Operations."

Net Financial Expense. Our net financial expense principally comprises interest charges in respect of our borrowings net of interest income received on investments. Net financial expense increased 52.8% from R79.3 million in the financial year ended 30 June 2002 to R121.2 million for the financial year ended 30 June 2003. This increase primarily reflects an increase in our offshore foreign currency

borrowings. See "— Cash flow, Liquidity and Capital Resources — Cash Flows — Cash flows from Financing Activities" and "— Cash Flow, Liquidity and Capital Resources — Indebtedness and Other Liabilities of the group." We increased borrowings in order to make accelerated payments to our suppliers in return for more favourable trading terms. We also borrowed funds in connection with the establishment of an expanded mail-order plant in Poland and the acquisition of a central distribution centre in Germany. In addition to the increase in foreign borrowings, the average conversion rate of the rand to the euro increased year on year, which had the effect of increasing our cost of borrowings in rand terms.

Taxation. Our tax expenses increased 86.3%, from R52.6 million in the financial year ended 30 June 2002 to R98.0 million in the financial year ended 30 June 2003. This increase was due primarily to higher taxable income in our operations in Western Europe as a result of an increase in profits. The continuing relatively low effective tax charge (11.2% in 2003) is due mainly to our favourable tax dispensations related to our operations in Central and Eastern Europe as well as to the availability of certain tax losses and group tax relief, where applicable, in the United Kingdom, South Africa and Hungary which are expected to continue in the foreseeable future. See "— Taxation" above.

Share of Associated Companies' Retained Income. Our share of associated companies' retained income increased 62.7% from R56.0 million in the financial year ended 30 June 2002 to R91.1 million in the financial year ended 30 June 2003. This increase primarily reflects the inclusion for the full financial year of the earnings of Unitrans and PG Bison based on our current level of investment. The earnings for Unitrans were included in the 2002 year based on a lower average investment during the year and PG Bison was only included based on a portion of the year from the date of the investment. These companies also had higher earnings this year as compared to the previous financial year.

Financial Year Ended 30 June 2002 Compared to Financial Year Ended 30 June 2001

Revenue. Our total revenue increased 42.2% from R5,773.5 million for the financial year ended 30 June 2001 to R8,207.9 million for the financial year ended 30 June 2002.

This increase resulted from strong growth in sales volume in both our European and Southern African operations and from the depreciation of the rand against the euro, which positively affected the rates at which we converted revenues from our European operations into rand.

Revenue from our European operations for the financial year ended 30 June 2002 was R5,705.8 million, increasing 62.2% from R3,518.8 million in the previous financial year. In euro terms, revenues grew 21.6% from €521.5 million to €633.9 million over the period. The real growth was principally a result of our acquisition of Relyon and the establishment of Steinhoff Pacific with effect from 1 October 2001 and their nine-month contribution to our revenues through additional sales, as well as increased sales volumes in Germany, Austria and Switzerland.

In Germany, the fragmented nature of the furniture market allowed our retail partners to begin to achieve market share gains through increased consolidation. We were able to benefit from these market share gains, as they translated into increased volumes of sales. In Austria and Switzerland, our sales volumes began to increase as a result of our marketing, including the purchase of certain trademarks which are popular in those countries. In Poland, our sales volumes remained flat, as we concentrated our efforts on expanding our production facilities for the export market, rather than focusing on building relationships with Polish retailers in the local market. In Australia, our sales volume increased as a result of the establishment of Steinhoff Pacific, and the contribution of its revenues for the last nine months of the financial year ended 30 June 2002.

In the financial year ended 30 June 2002, the revenues from our Southern African operations increased by 11.0%, from R2,254.7 million in the financial year ended 30 June 2001 to R2,502.2 million. The growth was principally as a result of our export sales, which increased from R706.0 million to R935.8 million, coupled with growth in our Southern African sales volume. The increase in our export revenues was the result of increased sales volume, due in part to the depreciation of the rand against the hard currencies of the countries into which our exports are sold, making our products more competitive, and to the effect of this depreciation on the recognition of our export revenues in rand for the purposes of remittance to South Africa.

Cost of Sales. Cost of sales increased 39.9% from R3,678.6 million for the financial year ended 30 June 2001 to R5,146.9 million for the financial year ended 30 June 2002, but declined as a percentage of revenue from 63.7% to 62.7%. The overall increase in cost of sales was related to our

increase in sales volumes over the period. Our sales margins also increased during this period, principally as a result of the increase in sales of higher-margin branded products in Western Europe and to our improved utilisation of our existing capacity.

Sundry Income. Sundry income increased 23.0% from R202.0 million in the financial year ended 30 June 2001 to R248.3 million in the financial year ended 30 June 2002. The increase was primarily caused by increases in profits on the sale of fixed assets, bad debts recovered and volume rebates from suppliers. The increase in profits on the sale of fixed assets was caused by an increase in closure activity, as we began to streamline our operations in an effort to make them more efficient. The increase in bad debts recovered reflects our increased efforts to recover overdue accounts and ensure timely payments by our customers going forward. We were able to increase the amount of volume rebates from suppliers commensurate with higher purchase volumes.

Distribution Costs. Distribution costs increased 30.2% from R453.7 million for the financial year ended 30 June 2001 to R590.9 million for the financial year ended 30 June 2002 reflecting increased sales volumes of our products. This increase was in line with the increase in sales volumes over the period.

Operating Expenses. Operating expenses, which for the purposes of this discussion includes salaries and wages, increased 36.8% from R1,420.0 million (24.6% of revenue) in the financial year ended 30 June 2001 to R1,942.8 million (23.7% of revenue) in the financial year ended 30 June 2002. This increase was in line with increases in our production volumes and sales, and also due in part to acquisition-related costs. In addition, in the financial year ended 30 June 2002 we incurred expenses of R34.3 million in respect of licence fee payments for the use of certain trademarks in South Africa that we sold in the financial year ended 30 June 2001, and R41.5 million in lease payments for certain of our Southern African properties pursuant to an operating lease agreement we concluded in the financial year ended 30 June 2000.

Discontinued Operations. Costs of discontinued operations nearly doubled from R44.4 million for the financial year ended 30 June 2001 to R83.2 million for the financial year ended 30 June 2002. This reflects costs (principally employee-related social benefits and other closure costs) relating to the closure of two of our German production facilities, and relocation of their production activities to our Central and Eastern European facilities, as well as to the closures of three facilities in Southern Africa.

Net Financial Expense. Net financial expense increased 70.2% from R46.6 million for the financial year ended 30 June 2001 to R79.3 million for the financial year ended 30 June 2002, mainly as a result of the increase in the volume of our offshore foreign currency borrowings and, to a lesser extent, the impact of the weakening rand. The amount of funds borrowed increased in the financial year ended 30 June 2002 in connection with the financing of our acquisitions of Relyon in the United Kingdom and of the establishment of Steinhoff Pacific in Australia and our increased investment in Unitrans.

Taxation. Our tax expenses increased 94.0% from R27.1 million for the financial year ended 30 June 2001 to R52.6 million in the financial year ended 30 June 2002. This increase was due primarily to higher taxable income in our operations in Western Europe as a result of our higher sales volumes and profitability.

Share of Associated Companies' Retained Income. Our share of associated companies' retained income increased 47.0% from R38.1 million for the financial year ended 30 June 2001 to R56.0 million for the financial year ended 30 June 2002. This increase reflects the increase in our interest in Unitrans, coupled with a growth in Unitrans' earnings, and the acquisition of our 34.9% interest in PG Bison during the financial year ended 30 June 2002.

Cash Flow, Liquidity and Capital Resources

Our primary sources of funds are a combination of cash flows from operating activities, short and long-term borrowings and, from time to time, shares issued for cash. We try to match the type of funding used for particular investments with the expected life of the investment, using short-term borrowings for working capital, longer-term borrowings for longer-term capital expenditures, and the proceeds of equity issues to fund equity investments.

Our principal uses of funds have been to fund our working capital and other day-to-day requirements, acquisitions and capital expenditures to improve our manufacturing facilities and

from our operating activities, a portion of the proceeds of this international offering, share issues and borrowings under available credit facilities, which may be short-term or long-term depending on the nature of the acquisition and the capital expenditure.

Cash Flows

The table below sets out the principal components of our cash flows for the financial years ended 30 June 2001, 2002 and 2003:

	Year Ended 30 June		
	2001	2002	2003
	(in thousands of rand)		
Net cash inflow from operating activities	R 632,328	R 797,067	R 691,823
Net cash outflow from investing activities	(347,395)	(1,380,076)	(812,189)
Net cash inflow from financing activities	227,185	753,506	993,633
Net increase in cash and cash equivalents	512,118	170,497	873,267
Cash and cash equivalents at beginning of year	633,224	1,117,661	979,169
Effects of exchange rate changes on cash and cash equivalents	(27,681)	(308,989)	147,790
Cash and cash equivalents at year-end	R1,117,661	R 979,169	R2,000,226

Cash Flows from Operating Activities. Cash flows from operating activities increased 26.0% from R632.3 million in the financial year ended 30 June 2001 to R797.1 million in the financial year ended 30 June 2002. The principal component in this year on year increase was the increase in cash generated from operations, which increased by 30.1% to R955.0 million in the financial year ended 30 June 2002, from R733.9 million in the previous financial year, in line with growth in profits and improved working capital management.

Cash flows from operating activities decreased 13.2% from R797.1 million in the financial year ended 30 June 2002 to R691.8 million in the financial year ended 30 June 2003 primarily as a result of a decrease in cash generated from operations and an increase in interest paid over the period. The decrease in cash generated from operations was primarily caused by a decrease in working capital including, in particular, a reduction in accounts payable. In furtherance of our strategy to increase operating efficiency, we have reduced bank overdrafts, reduced our inventory and accelerated payments to our suppliers to achieve more favourable trading terms. The increase in interest paid over the period relates to our increased foreign borrowings in connection with (i) the accelerated payments to suppliers referred to above and (ii) capital expenditure in connection with the establishment of new facilities in Poland and Germany. Interest paid also increased in rand terms due to an increase in the average conversion rate of the rand to the euro over the period.

Cash Flows from Investing Activities. Net cash outflow from investing activities increased significantly from R347.4 million in the financial year ended 30 June 2001 to R1,380.1 million in the financial year ended 30 June 2002. This increase was principally due to the costs associated with our acquisition of Relyon, the increase in our investment in Unitrans and our investment in PG Bison, the acquisition of our interest in Steinhoff Pacific's operations and capital expenditure on property, plant and equipment.

Net cash outflow from investing activities decreased 41.1% from R1,380.1 million for the financial year ended 30 June 2002 to R812.2 million for the financial year ended 30 June 2003 primarily as a result of a decrease in acquisition activity over the period, which was partially offset by an increase in short-term loans to third party suppliers and an increased shareholding in certain associated companies.

Cash Flows from Financing Activities. Net cash inflow from financing activities increased significantly from R227.2 million in the financial year ended 30 June 2001 to R753.5 million in the financial year ended 30 June 2002. The increase in cash from financing was due to an increase in proceeds from issues of our shares in the financial year ended 30 June 2002, partly offset by a reduction in short-term liabilities as compared with the financial year ended 30 June 2001.

Net cash inflow from financing activities increased 31.9% from R753.5 million for the financial year ended 30 June 2002 to R993.6 million for the financial year ended 30 June 2003 primarily as a result of a significant increase in long-term liabilities, which was partially offset by a decrease in bank

overdrafts and the repurchase by us of 5,991,292 of our own shares in the open market. The increase in long-term liabilities reflects our issuance of a €37.5 million bond with a yield to maturity of 6.94%, the issuance of 20 million shares for R6.53 per share and the establishment of a syndicated loan facility by Steinhoff Europe, under which R861.0 million and R86.1 million was drawn down at 30 June 2003 in respect of the term loan and revolving credit elements of such facility respectively. See "— Indebtedness and Other Liabilities of the Group."

Cash and Cash Equivalents. As a result of the above, our cash and cash equivalents increased by R873.3 million in the financial year ended 30 June 2003 as compared to R170.5 million in the financial year ended 30 June 2002 and R512.1 million in the financial year ended 30 June 2001. Our cash and cash equivalents (after the effect of exchange rates) amounted to R2,000.2 million as at 30 June 2003, as compared with R979.2 million as at 30 June 2002 and R1,117.7 million as at 30 June 2001.

Capital Expenditure

Our capital expenditure largely relates to the construction of new manufacturing facilities and expenditure on the purchase or improvement of land, buildings, plant and equipment. Ongoing maintenance of plant and equipment that does not improve or increase the capacity or life cycle of plants and equipment is treated as an operating expense rather than as capital expenditure. During the period under review, we incurred capital expenditure primarily on the ongoing maintenance and improvement of our existing facilities and production capacity, as well as expansion of production capacity, rather than on special projects.

In the financial year ended 30 June 2003, our capital expenditure was R585.0 million and principally comprised expenditure in relation to a new saw-mill and related assets in South Africa (R35.6 million), the conversion of a furniture manufacturing facility into a door manufacturing facility in South Africa (R32.3 million), and the acquisition of a distribution centre in Germany (€23.4 million).

In the financial year ended 30 June 2002, our capital expenditure amounted to R406.0 million, and principally comprised expenditure in relation to plant and machinery (R160.4 million), office and computer equipment (R155.6 million) and land and buildings (R71.7 million).

In the financial year ended 30 June 2001, our capital expenditure amounted to R223.3 million, including expenditure on plant and machinery (R79.2 million), office and computer equipment (R77.9 million) and land and buildings (R38.6 million).

As at 30 June 2003 we had R115.0 million of capital expenditure authorised and contracted for, principally in relation to the maintenance and improvement of existing manufacturing facilities, including the continued upgrade of our plants and equipment, in line with our drive to increase efficiencies. We also had R63.3 million of authorised capital expenditure not yet contracted for, but primarily related to the construction of a new saw-mill in South Africa. Our general policy with respect to capital expenditure is to automatically pre-approve all capital expenditure geared to compensate for the effects of depreciation. All other capital expenditure must be approved by our board of directors on the basis of detailed feasibility studies.

Working Capital

We believe, taking into account available bank facilities and operating cash flow, that we have sufficient working capital for our requirements for at least the next 12 months from the date of publication of this offering memorandum. Our principal sources of funds are expected to be cash flow generated from operating activities, cash on hand, amounts available under our credit facilities and the proceeds of this international offering. We believe that, taking into account each of the six year redeemable bond, syndicated term loan and revolving credit facility described in "— Indebtedness and Other Liabilities of the Group," Steinhoff Europe is now financially self sufficient with regard to its current funding requirements.

Indebtedness and Other Liabilities of the Group

On 20 December 2002 we issued a €37,500,000 3.625% redeemable bond due 1 February 2009 at a discount of 16.31% of its par value, yielding an amount of €31.4 million. The proceeds, after expenses, were used to refinance a short-term loan of €30.0 million entered into in May 2002 and advanced to Steinhoff Europe to expand its capital base.

On 15 April 2003, Steinhoff Europe entered into a €100 million three-year syndicated term loan and a €75 million revolving credit facility arranged by managers Citigroup and Commerzbank, at an interest rate equal to EURIBOR plus 160 basis points. As at 30 June 2003, Steinhoff Europe had R861.0 million and R86.1 million outstanding under the syndicated term loan and revolving credit facility respectively.

Our credit facilities contain various restrictions and financial covenants relating to such matters as debt to equity ratio, interest cover and EBITDA cover. We believe we are in compliance with all such restrictions and covenants.

It is our intention to continue improving the structure of, and the terms and conditions attaching to, our borrowings. We are continuously exploring and evaluating alternative financing opportunities open to our Southern African operations. These may include, for example, the issuance of medium or long-term bonds or commercial paper, which may contribute to an enhanced capital structure and lower after-tax cost of funding.

The following table sets out details of our credit facilities by currency of borrowing as at 30 June 2003:

	Facility Amount		Utilisation	
	Long-term(1)	Short-term(1)	Long-term(1)	Short-term(1)
	(in thousands)		(in thousands)	
Rand	—	R815,745	—	R535,000
Euro	€226,527	€73,701	€151,522	€65,516
Sterling	£16,400	£5,000	£10,580	£4,209
Australian dollar	—	Aus$1,391	—	Aus$1,391

Notes:

(1) Short-term represents borrowings due within one year of 30 June 2003 and long-term represents borrowings due after one year from that date.

(2) The majority of our borrowings carry interest at variable market rates other than our 6-year redeemable bond, which carries a 6.94% yield to maturity.

The following table sets out details of our contractual obligations by maturity as at 30 June 2003:

	Payments Due by Period			
	Total	Less than 1 Year	1-5 Years	After 5 Years
	(in thousands of rand)			
Contractual Obligations:				
Long-term debt	R1,488,631	R 51,179	R1,122,726	R314,726
Capital lease obligations	200	61	139	—
Operating leases	795,120	129,068	418,337	247,715
Total	R2,283,951	R180,308	R1,541,202	R562,441

In addition to the contractual obligations set out above, we pay licence fees for the use of certain of our South African trademarks in the amount of the higher of R34,262,375 and 3.0% of the revenues from the sale of products bearing such trademarks, payable semi-annually in arrear with the final payment due on 15 July 2008.

Share Repurchases

From time to time, we may repurchase our shares in the market in instances where we believe our shares are undervalued. Over the course of the financial year ended 30 June 2003, we repurchased 5,991,292 shares in the open market which we reclassified as treasury shares and netted off against our issued share capital.

Disclosure about Market Risk

Both our audit committee and our risk committee, which meet quarterly, are involved in our financial risk management. Our audit committee monitors external and internal audits, accounting policies and related issues, while our risk committee is responsible for evaluating commercial risks to our business and approving recommended risk strategies. The risk committee also monitors compliance with these strategies and reports to the board. Members of senior management meet on a regular basis to analyse currency and interest rate exposures and to re-evaluate treasury management strategies against revised economic forecasts.

The principal categories of financial market risk we face are changes in foreign exchange rates, fluctuations in commodity prices, and, to a lesser extent, interest rate movements.

Foreign Exchange Risk

We operate in many different countries and transact our business in a variety of currencies. Generally, our production costs are incurred in soft currencies which have tended to depreciate against the hard currencies we receive as income from the sale of our goods. We believe this business strategy has to date sufficiently reduced our risk of exposure to fluctuations in any single currency so that we have not generally entered into formal hedging arrangements to protect us against currency fluctuations.

To date this strategy has been successful for us, as the soft currencies in which we incur costs have continued to depreciate against the hard currencies over time. However, over the past year the rand has appreciated against the dollar, pound and euro. We are exposed to the overall risk that if this trend continues, our exposure to currency exchange rate risk will increase and we will be forced to re-examine our risk management strategies.

Our risk management strategy with respect to currency exposure in our borrowings is generally to borrow funds in the same currency that we expect to spend such funds. For example, we borrow in rand to fund rand-denominated assets and working capital needs, and similarly in euro, dollar, sterling, zloty and forint, as appropriate. We use income we receive in each currency to repay borrowings denominated in that currency to minimise our exposure to exchange rate differences.

Some of our raw material costs are incurred in hard currencies (such as leather and Russian timber, which we purchase in US dollars) and incorporated into finished products sold in other hard currencies (most commonly in euro). Some of our third party manufactured products are purchased in US dollars as well. In such cases we enter into formal hedging arrangements to protect ourselves against fluctuations in the value of the currency in which we have incurred costs. For example, we may enter into forward foreign currency contracts typically covering periods of less than one year.

As at 30 June 2003, our net forward foreign currency contracts to sell (buy) foreign currency and the net result of fair valuing these contracts were as follows:

	Net Contracts to Sell/(Buy) Foreign Currency	Net Result of Fair Valuing Contracts
	(in thousands)	(in thousands of rand)
US dollar	$106,802	R148,853
Euro	€(3,928)	(2,445)
Sterling	£282	(8)
Yen	¥(7,617)	(25)

These forward foreign currency contracts were fair-valued as at 30 June 2003. The fair values are based on market values of equivalent instruments on this date.

We are also subject to South African exchange control regulations, and we report our earnings in rand. Therefore, in addition to the currency exchange rate risks described above in respect of our operating activities, we are exposed to the risk that the rand will appreciate relative to the hard currencies in which we receive our Southern African export revenues, as it has done over the past year. To the extent that the rand appreciates, we receive fewer rand in exchange for our Southern African export sales and our export pricing margins may also be reduced, which negatively affects

our results of operations. Our financial results in rand also appear weaker as a result of such appreciation because the hard currency income from our European operations would be translated into rand at a less favourable rate than in prior periods.

Notwithstanding the direct effect foreign exchange rates may have on our results of operations, Steinhoff Africa's customers in the United Kingdom, Europe and the United States are fully aware of the rand exchange rate fluctuations and often times require that a portion of any increased rand realisations as a result of rand depreciation be offset by reduced sterling, euro or US dollar prices for our Southern African products. Conversely, we are sometimes able to negotiate for higher sterling or US dollar prices for our Southern African products during periods of rand appreciation.

Commodity Price Risk

We purchase a variety of commodities for use in our manufacturing processes, the most significant of which are timber, leather, fabric and foam. The price of timber, which we source from South Africa and Russia has recently increased substantially. The price of leather, which we purchase internationally in US dollars, has fluctuated in the recent past due to disease and epidemics, but has recently further declined due to low level of demand from the United States. We obtain fabric from a variety of suppliers in both soft and hard currencies, and prices have tended to decline over time. Foam, which we purchase from a variety of sources in hard currencies, is manufactured from petrochemical components and its pricing therefore fluctuates in line with world prices for these components.

Our primary strategy with respect to commodity price risk has been to negotiate supply agreements and establish strategic relationships with suppliers to ensure reliable and cost-effective sources of these materials at prices we believe are competitive. We generally do not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for these materials. We believe that to date, the impact of fluctuations in the prices of these commodities on our business has not been material enough to warrant entry into such transactions. In addition, to the extent prices of our raw materials fluctuate, we try to pass on these costs to customers through higher prices for our finished goods.

Interest Rate Risk

As indicated above, our strategy with respect to our borrowings is generally to borrow funds in the same currency that we expect to spend such funds, and to try to match the term and nature of the borrowing with the term and nature of the expenditure. We generally borrow in local currency at local interest rates to fund our assets and working capital needs in the relevant geographic region of operation. As a result, we have a mix of short- and long-term borrowings in a variety of currencies at both fixed and floating rates of interest. As at 30 June 2003, the majority of our borrowings were at floating rates of interest.

We do not currently undertake any specific action to cover our exposure to interest rate risk, as we believe that the varied nature of our borrowings provides sufficient diversification to minimise our exposure to any country- or currency-specific interest rate risk. However, as with all of our risks, we review this strategy periodically and we may in the future choose to enter into formal interest rate risk management to the extent we feel it appropriate to do so.

Accounting Policies

In preparing our audited consolidated financial statements, we are required to select suitable accounting policies and to make judgments and estimates that are reasonable and prudent. We have some flexibility in selecting accounting policies and therefore a degree of judgment and estimation underlies the financial reporting process. Different accounting treatments could be applied to essentially the same data and a company could theoretically report several materially different results of operations and financial positions, each of which could comply with the overriding requirement to fairly present the state of affairs and financial position of the group.

The accounting policies discussed below are considered by management to be critical to an understanding of our audited consolidated financial statements because their application requires significant judgment and reliance on estimations of matters that are inherently uncertain. Actual results may differ from these estimates under different assumptions or conditions.

Depreciation

All of our depreciation expenses relating to our manufacturing operations (including buildings) are included in our cost of sales as production overhead costs. Depreciation on our office furniture, equipment and information technology and computer software is treated as an operating expense. Prior to the financial year ended 30 June 2002, we were not required under SA GAAP to provide for depreciation on owner-occupied buildings. The effect of this change in accounting policy has been reflected in the restated accounts in respect of the 2001 financial year included in this offering memorandum.

Goodwill Arising on Acquisitions

Goodwill arising on acquisitions is amortised in equal annual instalments over the estimated useful economic life of the goodwill, which takes into account the nature of the business acquired and other competitive considerations for a period generally not exceeding 20 years. Goodwill arising from the acquisition of an associated company is not recognised separately on the face of the balance sheet but is included within the carrying amount of the associate company. Goodwill arising from the acquisition of subsidiaries and jointly controlled entities is presented separately in the balance sheet.

Amortisation of goodwill accounted for charges of R8.6 million, R36.5 million and R31.4 million in the financial years ended 30 June 2001, 2002 and 2003, respectively. Goodwill arising on the acquisition of Relyon is being amortised over 20 years.

Impairment of Assets

The carrying amounts of assets stated in the balance sheet, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated as the higher of the net selling price and its value in use. An impairment loss is recognised in the income statement whenever the carrying amount exceeds the recoverable amount.

In assessing value in use, the expected future cash flows are discounted to their present value that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

A previously recognised impairment loss is only reversed if there has been a change in the estimates used to determine the recoverable amount; however, not to an amount higher than the carrying amount that would have been determined (net of depreciation and amortisation) had no impairment loss been recognised in previous years.

An impairment loss in respect of goodwill is not reversed unless the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in the recoverable amount relates clearly to the reversal of the effect of that event.

Provisions

Provisions are recognised when the group has a present obligation as a result of a past event and it is probable that it will result in an outflow of economic benefits that can be reasonably estimated.

Financial Instruments

Financial assets and financial liabilities are recognised on the group's balance sheet when the group has become a party to contractual provisions of the instrument. Subsequent to initial recognition these instruments are measured as set out below.

Financial Assets. The group's principal financial assets are investments and loans, accounts receivable, short-term loans and bank and cash balances.

Investments and Loans. After initial recognition investments are measured at their fair values, adjusted for any deduction for transaction costs that may be incurred on sale or other disposal. The following categories of investments are measured at amortised cost using the effective interest rate method if they have a fixed maturity, or at cost if there is no fixed maturity:

- loans and receivables originated by the group and not held for trading;
- held to maturity investments; and
- an investment in a financial asset that does not have a quoted market price in an active market and whose fair value cannot be reliably measured.

Investments in securities are recognised on a trade-date basis and are initially measured at cost. At subsequent reporting dates, debt securities that the group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investments other than held-to-maturity debt securities are classified as available-for-sale investments and trading investments and are measured at subsequent reporting dates at fair value.

Where securities are held for trading purposes, unrealised gains and losses are included in net profit or loss for the period.

For available-for-sale investments, unrealised gains and losses are dealt with in equity, until the security is disposed of or is determined to be impaired, at which time the net profit or loss is included in the net profit or loss for the period.

Accounts Receivable. Trade and other receivables originated by the group are stated at their cost less a provision for impairment. An estimate of doubtful debts is made based on a review of all outstanding amounts at balance sheet date. Bad debts are written-off during the period in which they are identified. Due to the short-term nature of the group's receivables, amortised cost approximates its fair value.

Bank and Cash Balances. Cash on hand is measured at its face value. Deposits held on call and investments in money market instruments are reclassified loans originated by the group and carried at amortised cost. Due to the short-term nature of these, the amortised cost approximates its fair value.

Financial Liabilities. The group's principal financial liabilities are interest bearing debt, accounts payable and bank borrowings.

Interest Bearing Debt. Interest bearing debt, including finance lease obligations, is recognised at amortised cost, namely original debt less principal payments and amortisations.

Bank Overdraft. Bank borrowings, consisting of interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance costs, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Accounts Payable. Trade and other payables are stated at cost. Due to the short-term nature of the group's trade and other payables, the cost approximates its fair value.

Equity Instruments. Equity instruments are recorded as the proceeds received, net of direct issue costs.

Derivative Financial Instruments. Derivative financial instruments are initially recorded at cost and are re-measured to fair value at subsequent reporting dates. Changes in the fair value of derivative financial instruments are recognised in the income statement as they arise.

De-recognition. Financial assets (or a portion thereof) are de-recognised when the group realises the rights to the benefits specified in the contract, the rights expire or the group surrenders or otherwise loses control of the contractual rights that comprise the financial asset. On de-recognition, the difference between the carrying amount of the financial asset and proceeds receivable and any prior adjustment to reflect fair value that had been reported in equity are included in the income statement.

Financial liabilities (or a portion thereof) are de-recognised when the obligation specified in the contract is discharged, cancelled or expires. On de-recognition, the difference between the carrying amount of the financial liability, including related unamortised costs, and the amount paid for it are included in the income statement.

Fair Value Methods and Assumptions. The fair value of financial instruments traded in an organised financial market are measured at the applicable quoted prices, adjusted for any transaction costs necessary to realise the assets or settle the liabilities.

The fair value of financial instruments not traded in an organised financial market, is determined using a variety of methods and assumptions that are based on market conditions and risk existing at balance sheet date, including independent appraisals and discounted cash flow methods. The fair value determined is adjusted for any transaction costs necessary to realise the assets or settle the liabilities.

The carrying amounts of financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values due to the short-term trading cycle of these items.

Foreign Currency Treatment

Foreign Entities

Items of revenue and expense are translated into rand at the average exchange rate of that currency to the rand over that period.

Assets and liabilities of foreign entities are translated into rand at financial year-end exchange rates. Exchange differences arising on assets and liabilities, if any, are posted to the shareholders' equity line (non-distributable reserves) with no income statement effect.

Transactions in Foreign Currencies

Transactions in currencies other than our reporting currency are initially recorded at the rates of exchange in effect on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are converted at the rates in effect on the balance sheet date. Profits and losses arising on foreign exchange currencies are reflected in our income statement.

Foreign Currency Management

In order to hedge our exposure to foreign exchange risks, we may enter into foreign currency forward contracts. Unrealised gains and losses arising on fair valuing foreign currency forward contracts for our identified exposures are charged to our income and the resulting foreign exchange asset or liability is recognised in our balance sheet.

THE STEINHOFF GROUP

History

We trace our origins back to 1964, when Bruno Steinhoff, a sales agent for one of the largest German furniture manufacturers, founded Bruno Steinhoff Möbelvertretungen und -vertrieb. The primary activity of this business was to source and distribute furniture from Eastern Europe into Western Europe.

In 1989, after the fall of Communism in Europe, the focus of the business expanded from sourcing and trading to manufacturing and distributing. At this time, Bruno Steinhoff's business established manufacturing operations in Poland, followed by Hungary and Ukraine, and organised trading businesses in The Netherlands, Italy, France and Austria, which, in addition to the German operations, distributed goods manufactured in Central and Eastern Europe into Western Europe.

Bruno Steinhoff and his family made their first investment in South Africa in 1997 by acquiring from Daun & Cie a 35% interest in South African furniture manufacturer Gommagomma Holdings (Pty) Limited ("Gommagomma"), a South African holding company with interests in several furniture manufacturing companies. Daun & Cie and Gommagomma management retained a 65% interest in Gommagomma. In 1998, Gommagomma changed its name to Steinhoff Africa Holdings (Pty) Limited and later that year acquired a 34.6% stake in Megacor, a South African company specialising in the production and sale of flat-pack pine furniture products, doors and timber household products. We recently changed the name of Megacor to Steinhoff Timber Group (Pty) Limited.

In 1998, Steinhoff International Holdings Limited was formed pursuant to a merger agreement entered into by Daun & Cie, Bruno Steinhoff and his family and Gommagomma management. In exchange for the issue of our shares, Steinhoff International Holdings Limited acquired all of the interests of Daun & Cie, the management of Steinhoff Africa and Bruno Steinhoff and his family in Steinhoff Africa Holdings (Pty) Limited ("Steinhoff Africa") and the management of Steinhoff Africa. Bruno Steinhoff and his family also contributed their European operations.

In September 1998, we made a public offering of 130.0 million shares and listed our shares on the JSE. We then extended our operations in Europe by expanding our distribution network into the United Kingdom, investing in factories and distribution warehouses in Poland and making a number of strategic acquisitions. In addition, we have continued to expand our Southern African operations.

In January 1999, we acquired the remaining shares of Steinhoff Timber Group (Pty) Limited (formerly Megacor) in consideration for new Steinhoff shares, following which, Megacor was delisted from the JSE.

In June 1999, we acquired the business of a JSE-listed company formerly known as Cornick Group Limited, which included the Pat Cornick Company and the Afcol Group of companies, at that time the largest furniture manufacturing group in South Africa. We merged their operations with Steinhoff Africa.

In June 2000, we acquired a 9.2% interest in Unitrans, a JSE-listed diversified distribution and logistics group providing services ranging from freight distribution and passenger transport, warehousing, distribution and logistics services, express delivery and courier services to vehicle retailing, leasing, fleet management, financing and insurance. We subsequently increased our investment in Unitrans and now hold a 26.1% interest.

In September 2001, we entered into a joint venture with the US company La-Z-Boy Inc., to manufacture and distribute La-Z-Boy brand motion furniture within Europe (excluding the United Kingdom, Spain and Italy) through a newly formed European entity, La-Z-Boy Europe BV, in which we and La-Z-Boy each hold a 50% interest. We began manufacturing La-Z-Boy products under this arrangement in one of our German factories in January 2002 and the La-Z-Boy products we produce are made available to selected retailers in several European countries on an exclusive basis.

With effect from 1 October 2001, we acquired Relyon, a major UK up-market bedding brand manufacturer. Relyon is the sole supplier of well-known Relyon bedding in the United Kingdom, and also designs and manufactures Norma products, one of the leading brands of bedding products in The Netherlands. Pritex, a division of Relyon in the United Kingdom, is a foam converting facility supplying the furniture, automotive and aviation industries. The acquisition of Relyon adds a new dimension to Steinhoff Europe's manufacturing activities in terms of geographic reach and diversification.

With effect from 1 October 2001, we acquired the manufacturing operations of Australian retailer Freedom Group and combined them with our own Australian operations to create Steinhoff Pacific. We have a 74.9% ownership interest in Steinhoff Pacific and Freedom Group has the remaining 25.1%. Steinhoff Pacific's operations encompass Freedom Group's manufacturing facilities in Sydney and Auckland, our sofa manufacturing facilities in Adelaide, and Marshall Furniture, one of the largest case goods manufacturers in Australia, which we acquired prior to the formation of the venture.

In February 2002, we acquired a 34.9% stake in the South African industrial and manufacturing group PG Bison. PG Bison is the leading producer of particleboard, medium density fibreboard, decorative laminates and solid surfaces in Southern Africa. These materials constitute one of our largest raw material costs for the products we manufacture in Southern Africa.

With economic effect from 1 January 2003, we acquired a 74% interest in Puris Bad GmbH, a niche manufacturer of bathroom furniture in Germany.

In October 2003, we acquired the bedding manufacturer, Sprung Slumber, from Airsprung Furniture Group PLC, thereby further expanding our presence in the United Kingdom.

OUR BUSINESS

We are an integrated global manufacturer and distributor of quality furniture and related household goods. Our business model is based upon a strategy of establishing factories in emerging economies with significant cost advantages, introducing a skilled core management team and supplying furniture products into developed economies. We have 86 manufacturing facilities, directly or through joint ventures, in Poland, Hungary, Ukraine, Southern Africa, Germany, the United Kingdom, Australia, New Zealand and India. The bulk of our manufacturing is carried out in the low-cost regions of Southern Africa and Central and Eastern Europe, while we earn the majority of our income from sales in European markets such as Germany and the United Kingdom. We also earn US dollars from sales in the United States.

We manufacture, warehouse and distribute upholstered furniture, case goods (free-standing furniture made of timber or coated particleboard), doors, bedding (including mattresses, base sets and headboards) and related timber products. We also source and distribute complementary household goods from third party manufacturers. Our products include both branded and non-branded household goods and furniture which we sell at a range of price points to mass merchandisers, discount retailers and specialty stores in Europe, Southern Africa, Australia, New Zealand and the United States. In Southern Africa we have diversified into the production of raw materials and other components used in our manufacturing processes, such as timber, textiles, foam and, through our associate, PG Bison, particleboard, to ensure a high degree of self-sufficiency and to benefit from the synergies we believe accompany vertical integration. In the financial year ended 30 June 2003, we had revenues of R9,948.6 million and earnings before tax of R877.1 million, while in the financial year ended 30 June 2002, we had revenues of R8,207.9 million and earnings before tax of R653.4 million.

Our business consists of two main operating subsidiaries, Steinhoff Europe and Steinhoff Africa. In the financial year ended 30 June 2003, Steinhoff Europe's revenue accounted for approximately 73% of our total revenue and Steinhoff Africa for approximately 27%, while in the financial year ended 30 June 2002, Steinhoff Europe accounted for approximately 70% and Steinhoff Africa for approximately 30%.

Competitive Strengths

We believe we have the following competitive strengths that define our business model and provide us with a competitive advantage:

Competitive cost advantage from the location of our manufacturing facilities and the sourcing of our products in low-cost countries and the distribution of our products into developed countries

The majority of our manufacturing facilities are located in the low-cost countries of South Africa, Poland, Hungary and Ukraine, while the majority of our sales are made into Western Europe, the United States and Australia. We also distribute and market certain products manufactured by third parties as part of our wholesale & distribution business. We source these products in low-cost countries including Indonesia, China, Vietnam, Turkey, Romania, Russia, Brazil and Argentina. In the financial year ended 30 June 2003, approximately 83% of our total reported revenue in rand terms was earned in currencies other than South African rand (principally euro, pounds, US dollars and Aus dollars), while approximately 70% of our cost of sales were incurred in low-cost emerging economies with traditionally soft currencies such as South African rand, Polish zloty, Hungarian forint and Ukrainian hryvnia.

We estimate that our labour costs in Southern Africa, Poland, Hungary and Ukraine average approximately 12%, 25%, 30% and 5%, respectively, of those currently payable in our German operations, our primary European market, with similar or better levels of productivity. In addition, other costs of production, including real estate, utilities and fuel are significantly lower in these areas. We also benefit from favourable tax dispensations in a number of Eastern European countries, particularly Poland and Hungary. These tax incentives have contributed to our low effective group-wide tax rate in the financial years ended 30 June 2002 and 2003 of 8.1% and 11.2%, respectively, of earnings before tax. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Taxation."

The location of our manufacturing facilities and our ability to source products from third party suppliers in low-cost countries enables us to have a cost base which is substantially lower than many of our competitors, allowing us to compete more effectively against competitors whose operations are

based in, or whose products are sourced from, higher-cost countries. The location of most of our Central and Eastern European operations are in proximity to the borders of European Union countries, allowing for cost-effective export to European Union-based customers.

Diverse product range, including successful brands and products

We manufacture and distribute a diverse range of furniture and related household goods. Our range of products includes upholstered furniture, bunkbeds, case goods, doors, bedding, office furniture, DIY household products, garden furniture, foam products and, through our associated company, PG Bison, particleboard, medium density fibreboard, decorative laminates and solid surfaces. We produce both branded and non-branded products at a wide range of price points, appealing to a broad customer base. This enables us to increase our market penetration and to limit dependence on any particular segment of the furniture and household goods market. We have also formed alliances with manufacturers of complementary household goods in order to broaden our product range, enhance our flexibility and supply a more comprehensive service to retailers while we focus on our core product range. Our product range includes a number of well-known and successful brands which attract customer loyalty, thereby helping to maintain margins.

Market leadership in chosen markets

We are the leading manufacturer and distributor of furniture and related household goods in Southern Africa, and one of the leaders in Europe and Australia. For example, we are the largest manufacturer in the Southern African furniture market, and we produce many of the major brands at price points ranging from the upper to the lower ends of the market. Additionally, our manufacturing facility in Durban, South Africa is the largest upholstered furniture factory in Southern Africa in terms of production volume. We believe that our leadership position in our chosen markets provides us with the competitive advantage of increased purchasing power, since we believe that our suppliers are more willing to provide competitive prices and terms to a well established, higher volume purchaser such as our company.

Strategic relationships with selected retail partners

We have close working relationships with selected retailers and wholesalers in most of our markets including some of the major retailers in Western Europe, Southern Africa and Australia. We target retailers with a leading presence in their local market and offer them exclusivity in certain product lines in return for agreed minimum order volumes. We normally commence the manufacturing or sourcing process only after receiving an order. This assists in our production planning and working capital management, which we believe contributes to enhanced margins. In return, our retail partners benefit from dealing with an established supplier who has a diverse and quality product range and the ability to deliver the required volumes to multiple locations within their required timeframes.

In addition, we believe the recent introduction by the European Union of two-year warranties on retail goods sold in the European Union will allow us to enhance and further develop our relationship with these retailers, as we believe they will tend to source goods from manufacturers like us with strong financial standing, a well-established presence and infrastructure in local markets, and a reputation for quality which can provide retailers with greater comfort in respect of their warranty obligations to end consumers.

Integrated supply chain allowing significant control over raw materials, production and distribution

Our strategy is to be a vertically integrated manufacturer with respect to resources required for our production processes. In Southern Africa, we are largely self-sufficient with respect to the major raw materials critical to our manufacturing operations. These raw materials and components, which include timber processed in our saw-mills, foam and mattress units, springs and textiles, are either made by our group companies or purchased through long-term supply agreements, as in the case of timber. As a result, we have significant control over our manufacturing processes in Southern Africa and increased security over the future supply and quality of raw materials. This enables us to better manage the costs of manufacturing our finished goods. We believe our control over raw materials in Southern Africa can be used as a base to supply low-cost manufacturing components to our operations in Europe and Australia.

We also have a well-established and coordinated distribution network, allowing us to centrally plan and manage our distribution and logistical needs. All of our warehousing and distribution needs in Southern Africa are served by Roadway Logistics, a joint venture company we own in partnership with Unitrans, a leading South African distribution and logistics provider, in which we also own a

strategic stake. Through its freight division, Unitrans has a significant presence in the rest of sub-Saharan Africa. In Europe, we own and operate centralised warehouse distribution centres strategically located throughout the continent, allowing us to centrally plan and manage our distribution and logistical needs. An example is the central distribution facility which was established in 2003 at Leinefelde in Germany which we believe will streamline and allow us to coordinate the delivery of our manufactured products from Central and Eastern Europe to Germany, while enabling us to simultaneously coordinate the delivery of raw materials from Germany back to our manufacturers in Central and Eastern Europe.

This control over our distribution network enables us to have greater control over our stock levels and provides more efficient service to customers through reduced delivery times. It also allows us to limit excess handling and therefore the potential for damage and returns. Our warehousing & distribution network provides the added benefit of enabling us to satisfy increasing demand from our retail clients for a supplier who can offer comprehensive warehousing and distribution capabilities which allows them to reduce their inventory by using "just-in-time" inventory management strategies.

Experienced and proven management

We have five executive directors on our board who have extensive experience in the industry in which we operate, with significant expertise in the manufacturing and distribution of furniture and related household products, the sourcing of furniture and raw materials and the managing of manufacturing facilities in emerging markets. In addition, they have a significant understanding of the retail markets in the developed economies into which we distribute our products.

The executive directors are supported by an extensive group of experienced, decentralised, operational management in every region in which the group operates. At Steinhoff Africa, Steinhoff Europe and Steinhoff Pacific, for example, the majority of our key operational managers have been employed in the furniture industry for over ten years.

Geographically diverse business model which reduces the impact of foreign exchange rate volatility

Our business model is based on the strategy of locating production facilities in low-cost countries and distributing finished products into developed countries. Currently, our revenues outside of Southern Africa are earned principally in euro, sterling, US dollars and Australian dollars, our operating costs and expenses are incurred principally in rand, zloty and forint, and our financial results are reported in rand. This geographic diversity of production and sales tends to act as a natural hedge against any specific exchange rate movements.

Strategy

Our strategic objective is to strengthen our position as one of the leading manufacturers and distributors of quality furniture and related household goods in Europe, Australia and Southern Africa. To achieve this strategic objective we intend to:

Increase our market share of furniture and household products sold in Western Europe

Although we have established ourselves as a leading manufacturer and distributor of furniture and household goods in Western Europe, the markets in this region remain fragmented with no single supplier having greater than a 5% market share. We intend to increase our Western European market share by continuing to develop and, where appropriate, acquire premium brands which appeal to our retail customers and assist us in maintaining and increasing our margins. In 2001, we established a joint venture with La-Z-Boy Inc. for the design, manufacture, marketing and distribution of motion furniture in several European countries under the widely-known La-Z-Boy brand. It is our intention to enter into similar arrangements in respect of our other product categories as appropriate opportunities arise. We also intend to expand our product range by continuing to develop and acquire new products. For example, we recently acquired Puris Bad, a German-based manufacturer of bathroom furniture. Furthermore, we intend to increase the number of finished products which we source from third party suppliers to complement our manufactured furniture product offering. In order to capitalise on the fast-growing mail order market, we recently increased our production capacity to service the German and UK mail order retailers by expanding a mail order plant in Rzepin, Poland, which is dedicated to producing solely for the German and UK mail order markets. We also intend to expand our range of bedding products by capitalising on our manufacturing and distribution presence in the region, as well as our existing relationships with some of the leading bedding retailers. Finally, we plan to increase exports from Eastern Europe to the United Kingdom, France, the Benelux countries and Scandinavia as well as enter additional markets in Western Europe that we do not yet service.

We believe these initiatives will allow us both to increase the range of products we offer and provide a complete "lifestyle offering."

Continue to invest in the low operating cost environment in Central and Eastern Europe

We intend to capitalise on our position as a low-cost manufacturer and distributor of quality furniture and related household goods in Central and Eastern Europe by continuing to locate our production facilities in these regions, where we continue to benefit from low labour, distribution, energy and real estate costs.

We intend to improve the productivity and efficiency of existing facilities and we will continue to target new low-cost manufacturing locations in Central and Eastern Europe as well as continue to seek out further cost saving arrangements in current and additional Central and Eastern European countries as opportunities arise and political and economic conditions allow. We will also seek to receive tax dispensations and other incentives in connection with new Central and Eastern European investments which would further contribute to our profitability in this region. We also intend to further broaden our manufacturing base in Central and Eastern Europe in general.

Expand our South African export business

In the financial year ended 30 June 2003, we exported R961.5 million of goods from our South African facilities, compared to R935.8 million in the previous financial year. This increase in sales was achieved in an environment in which the rand was particularly strong against the currencies of the countries to which we exported. We also managed to maintain margins through the implementation of various strategies. In line with our core strategy of selling goods produced in low-cost countries into more developed countries, we intend to increase the number of South African products we export to both existing and new markets in Western Europe and elsewhere. We believe we can leverage off our experience with, and presence in, Western Europe markets and utilise our established marketing and distribution networks, as well as our knowledge of country-specific standards and quality expectations, in order to achieve this. We also intend to continue building relationships in the United Kingdom and the United States in order to further penetrate the large DIY market, especially in the door and household timber products markets.

In addition, the South African timber used for our export products comes entirely from FSC-certified forests, which we believe provides us with a competitive advantage as many purchasers and potential purchasers of our products are members of preferred buyers' groups which have committed themselves to buying and selling only FSC-certified timber products.

Increase our wholesale & distribution business to expand our product offering

We intend to increase our "wholesale & distribution" business whereby we supply products manufactured by third parties to our retail customers. This type of arrangement generally provides higher margins and allows us to broaden our product base without the associated risk of building up inventory which we may be unable to sell. In addition, sourcing finished products from third party suppliers allows us to avoid the capital expenditure involved in establishing our own manufacturing facilities where we do not feel it would be cost effective to do so. It is our objective in the medium-term to increase the percentage of revenues earned from the sourcing of products from third party suppliers from 37% of the revenue earned by Steinhoff Europe in the financial year ended 30 June 2003 to approximately 50% over the next three years. In furtherance of this objective, we have begun to advance short-term loans which provide working capital to third party suppliers on an "insured" basis. This enables us to receive more favourable terms when sourcing products from these suppliers, thereby improving our margins, as well as provides us with a certain level of control over the products produced and security of supply.

In order to mitigate foreign exchange volatility associated with purchases in multiple currency environments, we are continually broadening our third party sourcing locations. Current sourcing locations include, amongst others, Indonesia, China, Vietnam, Turkey, Romania, Russia, Brazil and Argentina.

Increase the intragroup supply of raw materials and components

We currently supply the majority of the timber, textiles, foam and, through our associate, PG Bison, particleboard, used in our Southern African operations. In order to extend similar benefits of vertical integration to our European and Australian operations, we intend to increase the intragroup supply of raw materials and components from our Southern African operations, and to a lesser extent our

Indian operation, to our European and Australian facilities. We believe that this will allow us to improve operating efficiency and achieve even lower operating costs, which will lead to improved margins.

Maintain our leading market position in Southern Africa and increase our share of the Australian market

We believe that our leading position in Southern Africa will provide us with a strong base for growth of our Southern African exports into Western Europe, the United States and Australia. In order to maintain our leading market position in the Southern African market, we intend to continue to invest in the design and manufacture of new lines of furniture products utilising the group's technical and design expertise as well as to build and strengthen our strategic relationships with major retailers. We will continue to involve our retail customers in the development of new products, in order to facilitate their acceptance of those products.

We intend to increase our share of the Australian market through the expansion of Steinhoff Pacific's manufacturing and distribution activities in the region. We will seek to increase the supply of Steinhoff Pacific furniture sold to Freedom Group over the next several years, and to expand our product range in respect of sofas, lounge suites, metal and timber and case goods. We also intend to investigate opportunities to expand into bedding, motion furniture and leather products. See "— Steinhoff Africa — Australia and India."

Continue to improve our productivity and operating efficiencies to reduce cost of sales

We continuously seek new ways to reduce our cost of sales by increasing the efficiency of our operations. We recently established a central distribution facility in Leinefelde, Germany, which will streamline and coordinate the delivery of our manufactured products from Central and Eastern Europe to Germany, while enabling us to simultaneously coordinate the delivery of raw materials from Germany back to our manufacturing plants in Central and Eastern Europe.

During the financial year ended 30 June 2003, we discontinued two production facilities in Germany with the expectation that their production capacity will be taken up by our facilities in Poland. Similarly, in Southern Africa, we discontinued two furniture factories, the production capacity of one of which has been integrated with an existing Southern African factory, while the resources of the second facility have been converted and utilised to expand our door-making capability in Southern Africa.

A move towards "just-in-time" inventory management, aided by new skills introduced from South Africa's automotive industry, is also helping to improve our operating efficiencies in our Southern African factories.

We have also successfully introduced company level medical clinics at a number of our operations, in addition to the medical benefits offered to our employees and their families in Southern Africa. These clinics have not only improved productivity through having reduced our absenteeism figures significantly, but also act as a conduit for our health management programmes, which address such issues as HIV and AIDS.

Going forward, some of our cost cutting strategies include relocating our saw-mill facilities from Poland to Russia, finding a source supplier in Russia as a partner (to reduce the distribution costs of timber) and on an ongoing basis to endeavour to eliminate duplications of functions and processes at our various factories.

Our Business

The following table sets forth the management structure of our operations:


STEINHOFF INTERNATIONAL HOLDINGS LIMITED
Steinhoff Europe AG
Steinhoff Africa
United Kingdom, The Netherlands, Belgium, France, Germany, Austria, Switzerland, Poland, Hungary, Ukraine
Furniture
Exports
Logistics
Raw Materials
Timber and Saw-milling
Australia and India

The table below sets forth our average daily production volume of the following finished goods in the financial year ended 30 June 2003:

	Year Ended 30 June 2003
	Average daily production volume
Production:	
Upholstered furniture units	6,395
Case goods units	6,500
Doors	13,000
Chairs	4,528
Mattress units	5,790

Steinhoff Europe

Overview

We believe we are one of the leaders of mass-produced, middle- to upper-market furniture (excluding bedding) in the highly fragmented European market. Our European activities consist of a network of trading, manufacturing and distribution operations. The trading companies and distribution centres are located throughout Europe, while the manufacturing operations are located primarily in Poland, Hungary, Ukraine, Germany, the United Kingdom and The Netherlands.

We sell the products manufactured in our European facilities primarily to Western European retailers, and also sell small volumes of products within Central and Eastern Europe. We distribute them either directly from our factories or via our centralised distribution centres strategically located throughout Europe.

In Europe as elsewhere, our strategy is to source and produce goods in lower-cost emerging economies and sell our products into developed economies. We are therefore developing and expanding our production capabilities in Central and Eastern Europe, particularly Poland, and are seeking to expand our manufacturing operations further into Eastern Europe to benefit from the low-cost production opportunities in this region.

Currently, the majority of products we manufacture and sell in Europe are not consumer branded although some carry trade brands recognised by retailers. In the financial year ended 30 June 2003, we estimate that approximately 26% of our European sales were derived from sales of higher margin trade-branded products. We intend to increase the production and sale of trade-branded products in Western Europe. As part of our strategy to increase sales of branded products, we have over the past three years acquired brands including Klose, a well-known German case goods brand, as well as mid-

to up-market upholstered furniture and case goods brands Egoform and Dieter-Knoll. We also entered into an agreement with La-Z-Boy, a leading furniture brand, to manufacture and distribute motion furniture in Europe. We also focus on internal product design, marketing and brand positioning with a view to increasing sales of branded products. In addition, we are seeking opportunities to expand our activities in the bedding market outside of the United Kingdom and The Netherlands. We believe our acquisitions of brands, strategic agreements with major brand owners and our internal efforts will enable us to expand the range of products we offer to customers at higher price points, thereby improving our profit margins.

We also conduct wholesaling activities, sourcing finished goods from third-party suppliers to complement certain of our product offerings or in instances where, for strategic reasons, we prefer not to produce such goods ourselves. We believe that the use of specialised third-party suppliers adds flexibility to our production process and is an efficient means of avoiding the capital expenditure involved in establishing our own manufacturing facilities where we do not feel it is cost-effective or strategic for us to do so, for example in respect of products we believe are shorter-term fashion trends. Our strong cash flow and financial position also allow us to negotiate favourable trading terms with third party suppliers. We also provide short-term working capital loans to certain of these suppliers in order to secure more favourable trading terms. It is our objective in the medium-term to achieve a more even split in our revenues between our products and the manufactured products we source from third party suppliers.

Where we source finished goods through independent suppliers, we generally custom-order such goods, providing suppliers with the design and specification for the relevant products. We generally exercise an adequate level of control over product quality at each production facility where third party sourced goods are produced for us.

In Europe, we operate centralised distribution centres at various locations, an example of which is the facility in Leinefelde, Germany from which products manufactured in Central and Eastern Europe may be distributed in Germany and raw material deliveries may be coordinated for distribution back to our facilities throughout Central and Eastern Europe. Although we own some vehicles, we currently outsource the bulk of our distribution needs to other primary service providers.

Our European operations are further divided into regional business units, with the focus of each unit tailored to its relevant local market. The table below illustrates this regional breakdown:


STEINHOFF EUROPE
Germany
Austria
Switzerland
Scandinavia
Poland
Hungary
Ukraine
The Netherlands
France
Belgium
United Kingdom
Upholstery and
Case goods
Wholesaling
4 factories
4 distribution
centres
Upholstery
Case goods
15 factories
Upholstery
Case goods
Wholesaling
Distribution
4 factories
3 distribution
centres
Bedding
Wholesaling
1 factory
2 distribution
centres
Upholstery
Retail
6 factories
1 distribution
centre

Germany, Austria, Switzerland and Scandinavia

We are one of the leading suppliers and distributors of furniture in Germany, Austria and Switzerland. Approximately 28% of our revenues (in rand terms) in the financial year ended 30 June 2003 was derived from sales in these countries. Our primary customers in the region are large mail order companies, discount mass market retailers and members of independent buying groups. Products we currently sell in this region principally include case goods and upholstered furniture.

Germany has the largest furniture market in Europe, estimated by *Market Direkt* to be approximately €32.0 billion at retail level for the 2002 calendar year, and has the highest spending per capita on furniture of any country in the world. The German market is highly fragmented with no manufacturer having more than a 5% market share, and we believe our market share to be between 3% and 5% at the manufacturing level. Our existing retail partners in Germany are benefiting from the associated consolidation trend which often prevails in such a fragmented market. We are able to benefit from their market share gains. Although we estimate that the overall furniture retail market in Germany decreased by over 15% during the 2001 calendar year and by 11% during the 2002 calendar year, our sales in Germany, Austria, Switzerland and Scandinavia increased by 15% in euro terms during the financial year ended 30 June 2002 and 19% during the financial year ended 30 June 2003.

We sell furniture in Germany through our various trading companies. One of these companies specialises in case goods sourced from third parties and the others concentrate on sales of our own products sourced principally from Poland. We distribute products to this region either directly from our Central and Eastern European factories or via our central distribution centres in Germany, including our fully automated distribution & warehousing facility in Westerstede (with a capacity of 63,200 square metres) and the recently established distribution centre in Leinefelde. The majority of our sales in Germany, Austria, Switzerland and Scandinavia consist of sales of products produced in our Polish factories.

Due to the high costs of production in Germany, in the financial year ended 30 June 2002, we closed two German factories, relocating their production operations to our facilities in Central and Eastern Europe. In the financial year ended 30 June 2003 we closed two further German factories whose production capacity we expect to be absorbed by our factories in Central and Eastern Europe. We currently have four production facilities in Germany, one of which operates mainly as an assembly plant.

In addition, we recently acquired Puris Bad, a manufacturer of bathroom furniture in Germany, in line with our strategy of expanding our product base.

Central and Eastern Europe

Our Central and Eastern European operations consist of our own manufacturing facilities in Poland, Hungary and Ukraine. We also source goods from independent suppliers in this region.

Poland. We own 15 factories in Poland which manufacture a variety of case goods and upholstered furniture, primarily for export to Germany, Austria, Switzerland, Scandinavia and the United Kingdom. The majority of Steinhoff Europe's revenue is generated from products produced in Poland. In Poland, in addition to lower costs, we benefit from favourable tax dispensations relating to our production activities, the terms and durations of which vary according to the particular region and investment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Taxation" for a more detailed description of these and other tax benefits we receive in connection with our production activities.

Our seven case goods facilities in Poland produce a wide range of bedroom furniture, wall units, wardrobes and laminated wood products for export into Germany, Austria and Switzerland, in both flat-pack and fully assembled form, which we sell at both mass market and up-market price points. Three factories are dedicated to the production of products sold under our Klose brand.

Of our eight upholstered furniture plants in Poland, two currently produce upholstered furniture for German mail order customers and one is focused on the UK market which we have identified as a significant growth opportunity for our Polish and Hungarian operations. The remaining facilities produce goods for Germany, Austria, Switzerland, Scandinavia and the local Polish market.

Hungary. We operate two manufacturing facilities in Hungary. One is a mid- to up-market leather upholstered furniture producer that sells approximately 30% of its products within Hungary and exports the remaining 70% to Germany, Austria, Switzerland, the Benelux countries and the United Kingdom. Our other Hungarian facility is a chair factory specialising in leather dining room chairs, all of which are exported and sold in Germany, Austria and Switzerland. Products are distributed and sold into the local market through our retail operations, Quattro Mobili and Andante. We have undertaken our own retail operations in Hungary due to the absence of existing independent retail distribution channels for our products there.

Ukraine. We have two production facilities in Ukraine which started production in 2001. These facilities produce upholstered furniture predominantly for the local Ukrainian market as well as for export to Russia. However, the facilities also produce components for our Hungarian leather

upholstered furniture plant. As our Ukrainian operations develop, we intend to export more of their products into Western Europe. Production costs in Ukraine are the lowest among our European operations and we are seeking to expand our manufacturing operations in Ukraine to further benefit from these cost savings. To help achieve this goal, we recently increased our interest in an associated Ukrainian company, thereby making it a subsidiary.

Russia. We have been sourcing high-quality timber from Russia since the early 1990s and currently source a small portion of our European timber requirements there. We are currently investigating the possibility of relocating our timber operations currently situated at Pionki in Eastern Poland to Russia in line with our drive to improve efficiency and reduce transportation costs.

The Netherlands, Belgium and France

The Netherlands and Belgium. In The Netherlands, we have held a 50% interest in Van den Bosch Beheer BV, a joint venture with the Van Den Bosch family since 1991. Van den Bosch Beheer sells a wide range of household goods to retailers in The Netherlands, Belgium, Luxembourg and Germany. The joint venture does not conduct manufacturing operations.

Through Van den Bosch Beheer we sell, among other brands, Habufa brand products, comprising a range of rattan, antique reproduction and upholstered furniture. These products are sourced from a wide range of producers globally, including our own group companies in Central and Eastern Europe and Southern Africa as well as independent third party suppliers.

Our acquisition of UK bedding producer Relyon in October 2001 included Norma, a leading up-market bedding manufacturer in The Netherlands. We have also commenced construction of a new distribution centre in Holland in order to efficiently accommodate planned increased activities there.

France. Although we currently have an insignificant presence in France, we view the French furniture market as an opportunity for growth, and we seek in the medium-term to expand into this market. We recently concluded informal supply arrangements with a leading French retailer for the supply of products manufactured at our facilities in Poland where the retailer has recently established a purchasing office.

United Kingdom

In October 2001, we acquired Relyon, a major UK up-market bedding brand manufacturer. Relyon has four UK manufacturing facilities which produce Relyon-brand bedding and non-branded bedding. Relyon's manufacturing facility in The Netherlands designs and manufactures bedding products under the Norma brand, one of the leading brands of bedding products in The Netherlands.

The acquisition of Relyon added a new dimension to Steinhoff Europe's manufacturing activities in terms of geographic reach and diversification. We believe that Relyon's product ranges and markets are complementary to our existing product offerings and areas of operation.

Pritex, a division of Relyon in the United Kingdom, is a foam converting facility supplying the furniture, automotive, aviation and other industries.

We also operate a trading company in the United Kingdom, Steinhoff UK Furniture, which sells products we manufacture at our Polish and South African operations via a distribution centre in Tewkesbury.

Most recently, in October 2003, we acquired the bedding manufacturer, Sprung Slumber, from Airsprung Furniture Group PLC, for a cash consideration of £5.4 million. Sprung Slumber trades in the middle part of the UK bedding market and its products, which are complementary to Relyon's products, are sold under the Sprung Slumber and Enchanted House brands.

We expect to continue to seek opportunities to expand our presence in the UK bedding and furniture markets both through organic growth and by acquisition.

Steinhoff Africa

Overview

In Southern Africa, we manufacture and sell furniture for the Southern African market and for export. We are the major supplier to all of the large retail chains in Southern Africa, operating in all price segments of the furniture market. Our Southern African furniture operations encompass 23 factories: seven produce case goods and commercial furniture, six produce products for export within our export division, five produce upholstered furniture and five produce bedding. Some of these

factories manufacture products for sale in the local Southern African market, others produce primarily for export, and some produce a mix. In the financial year ended 30 June 2003, 36.0% of the revenues of Steinhoff Africa were derived from export sales.

We have vertically expanded into producing raw materials and components used in our production processes which are used for our own consumption in Africa and also sold for export. We have 13 raw materials and component factories in Southern Africa, which produce foam and textiles. In addition, our associate, PG Bison, which is a major supplier of particleboard to the Southern African market, has seven production facilities in South Africa. We intend to continue to make strategic investments in forestry and saw-milling as well as to seek opportunities to source leather in Southern Africa. As in Europe, our strategy is to efficiently utilise raw materials and low-cost production opportunities to manufacture products for export to developed markets, although in Southern Africa we also intend to continue to sell a substantial amount of our production into the local market. In addition, we own and manage forests and operate five saw-mills in Southern Africa, helping to ensure our supply of manufacturing resources. We are in the process of establishing a new technologically advanced saw-mill in George, Southern Cape, which will take up and expand the capacity of the current rented saw-mill operated at Groot Brakrivier. See "— Steinhoff Africa — Timber and Saw-milling — Forestry Activities."

In South Africa, we own 50% of a logistics company, Roadway Logistics, and have made a strategic investment in Unitrans, our partner in that venture. Steinhoff Africa's logistics division develops strategic logistics and distribution networks which we use to support the efficient and reliable distribution of our products in Southern Africa, with the goal of creating a single channel of distribution for household products in the region from the factory to the end consumer. Roadway Logistics and Unitrans serve our logistical needs as well as those of other customers.

We export interior doors and household timber-related products into the DIY markets and to mass market discount retailers in the United States and United Kingdom. We intend to grow the export activities of our Southern African businesses, as well as increase our share in the local market by maximising production in our diverse network of facilities, supported by our logistical infrastructure.

In February 2002, we acquired a 34.9% stake in PG Bison, a vertically integrated industrial group which manufactures particleboard, medium density fibreboard, decorative laminates and solid surfaces. It also produces both branded and unbranded products. PG Bison is the leading producer of particleboard and foil products in Southern Africa, and these materials constitute one of our largest raw materials costs for the products we manufacture in Africa. PG Bison also has a well-developed distribution network covering Southern Africa, as well as a network of DIY wholesale and retail businesses. The strategic reasons for this investment are similar to those for our investments in other raw materials. We believe there are potential synergies between our two groups which will, among other things, allow us to streamline our manufacturing processes by ensuring a reliable and efficient source of production resources, reducing distribution costs and allowing us to maximise the use of our timber waste materials, much of which PG Bison may purchase for use in its particleboard manufacturing operations.

We are aware that certain shareholders of PG Bison are considering a disposal of their shares which must first be offered to us in accordance with our pre-emptive rights. Upon the exercise of such pre-emptive rights to purchase any shares as provided for in a shareholders' agreement, this may result in us increasing our shareholding in PG Bison.

Our operations in Australia and India are managed within Steinhoff Africa, while their financial results are reported within Steinhoff Europe. See "— Steinhoff Africa — Australia and India."

Our Southern African operations are divided into the following business units:


STEINHOFF AFRICA
Australia: Case goods and Upholstery
India: Upholstery components
Southern Africa
Furniture
Exports
Raw Materials
Timber and Saw-milling
Logistics

Furniture

Our furniture business in Southern Africa has five primary divisions: upholstered furniture, bedding, non-solid case goods, solid case goods and commercial furniture. We are the largest manufacturer in the Southern African furniture market, and we produce many of the major brands at price points ranging from the upper to the lower ends of the market. We produce for both the local market and for export and intend to increase the proportion of our products sold for export in the medium to longer-term. As we currently have a large market share in Southern Africa, we intend to focus our growth primarily on the export market. To the extent we grow our export business, we expect the proportionate contribution of the upholstered furniture division to increase as we believe upholstered furniture offers the best opportunities for high margin export growth.

Upholstered furniture. Five of Steinhoff Africa's production facilities manufacture upholstered furniture, producing a wide variety of both static and motion lounge furniture in fabric and leather. In the financial year ended 30 June 2003, approximately 20% of our Southern African upholstered furniture production, as determined by revenue, was exported. Our Grafton Everest facility in Durban is the largest upholstered furniture factory in Southern Africa in terms of production volume. It exports a significant portion of its production to the United Kingdom and other overseas markets. Our Alpine brand furniture, manufactured at our Cape Town facility, is quality leather static and motion furniture of which a significant portion is exported to the United Kingdom.

Bedding. In the bedding division, we produce a wide range of base sets and mattresses under exclusive licences from Sealy, Slumberland, Ther-A-Pedic, King Koil and Dunlopillo and under our own Edblo brand. We also produce high volumes of low-cost base sets and mattresses under the Softex brand. Our raw materials companies supply many of the components used in our bedding manufacturing operations. We believe there is significant growth potential in the bedding market in Southern Africa and in the medium-term we are seeking to expand our bedding production operations to other countries in Southern Africa, including Mozambique and Angola.

We have three factories manufacturing bedding in Namibia and Botswana, which produce foam and inner spring mattresses for their respective local markets as well as for export to Angola.

Solid Case Goods. We produce solid timber case goods out of two factories in the Western and Southern Cape regions, including tables, chairs, dining suites and bedroom suites. In the financial year ended 30 June 2003, approximately 70% of these products were exported into the United Kingdom and the United States. The remaining production is sold at the upper end of the Southern African market. All of our exported furniture from these facilities is produced and sold in flat-pack form. We believe there is significant potential for growth in the flat-pack case goods export market, based on the demand in Europe and our relatively inexpensive cost of production and distribution.

Non-solid Case Goods. We also produce a wide variety of non-solid case goods made of particleboard covered with foil or veneer. We own the three largest foil case goods manufacturing facilities in South Africa in terms of production volume. These goods are sold into the local Southern African market or exported into other African countries and to Australia in flat-pack form. We purchase a large portion of our raw materials for this division from PG Bison.

Commercial Furniture. We are the largest commercial furniture manufacturer in Southern Africa. We operate a facility in Johannesburg which produces office furniture for the local market. We also export some of this production to Australia and the United Kingdom, and intend to increase this export production over time.

Exports

Our Southern African non-furniture export business is operated by our wholly-owned subsidiary, Steinhoff Timber Group (Pty) Limited (formerly Megacor). This subsidiary has two divisions, doors and household goods, and exports its products mainly into the United Kingdom and US markets. Since 1999, Megacor has focused on increasing sales and improving its marketing infrastructure in the United Kingdom and the United States.

In 2001, we established Steincraft, a chair factory in Durban, which produces solid timber chairs, garden furniture and patio furniture for the worldwide export market. Most of Steincraft's products are exported, primarily to the United Kingdom and the rest of Europe. Steincraft is our only facility which utilises the indigenous hardwoods grown in South Africa.

Doors. Doors are the fastest growing and highest volume product exported by the group. The export of doors makes up the largest component of our export business, constituting about a third of Steinhoff Africa's total export revenue in the financial year ended 30 June 2003. We have built a new and expanded door facility in Kwazulu-Natal and converted a furniture manufacturing factory in Mount Edgecombe, Durban into a door factory to meet the high demand for doors in the export market.

We currently have two door manufacturing operations which own six manufacturing plants. Moxwood, which operates five factories and produces quality solid pine wood doors and related products for the export market, and Doorwise, which currently has one dedicated factory producing hollow core doors for the local market and a limited number of fire doors (hollow core filled doors) which are exported primarily to the United States and also to the United Kingdom. Our Rotique saw-milling operation produces veneers and timber for our export doors as well as veneers and timber products for the local market.

Household Goods. Our House of York operation produces a wide variety of household products and shelving for both the local and export markets, including, for example, wooden kitchenware and bathware as well as storage units and fireplace surrounds. Its products are manufactured using smaller pieces of timber recovered from our own saw-milling operations and those of others, helping to maximise our recovery and usage of wood from our saw-mills. All of our household goods are sold under the House of York brand.

Raw Materials

Our raw materials division produces foam and textiles for use in our products and for sale to third parties locally and in Western Europe and Australia. It is comprised of Vitafoam, our textiles operations, and a non-voting interest in the preference shares of BCM Holdings, a wire, spring and bedding component operation. We also own a minority interest in Loungefoam, a producer of foam products for use in furniture and bedding. We believe that sourcing and producing our own raw materials allows us to secure a cost-effective and reliable source of inputs for our manufacturing operations and can also lead to synergies in intragroup sourcing.

Vitafoam. Vitafoam produces flexible polyurethane foam for use in the furniture, bedding and packaging industries as well as a range of consumable products, such as economy foam mattresses. It has nine production plants located in South Africa, Namibia and Botswana. Vitafoam sells its products into the Southern African market. Approximately half of its output is utilised by other group companies and the other half by third parties.

Textiles. We operate three textile businesses, Jatex, Loungeweave, and Mattex.

Jatex manufactures flat woven fabrics for upholstered furniture, curtain and napery applications at its Rosslyn factory, as well as printed stitchbond and spunbond fabrics used as mattress ticking.

Loungeweave produces woven jacquard and damask mattress ticking in its factory at Isithebe. Its operations also include a yarn-dyeing facility at Isithebe to support the weaving unit. Its production currently supplies our own factories in Southern Africa as well as other Southern African manufacturers.

Mattex is a Cape Town-based jacquard-weaving factory producing a wide range of damask mattress ticking, vertical blind fabrics, narrow woven tape and napery products. Mattex has recently invested in state-of-the-art modern equipment to supply quality jacquards into Europe, both to our own European operations and to third parties.

Timber and Saw-milling

We conduct three distinct types of activities through our timber and saw-milling operations. We own and manage forests, own and operate saw-mills and manufacture timber-related products for export as well as sale into the local market.

Forestry Activities. We currently own and manage 12,000 hectares of forest, the majority of which is located in the Southern Cape. We source the rest of our timber requirements locally from third parties. We intend to secure an increasing proportion of our timber through long-term supply arrangements or through our own production.

We are also active in discussions relating to the privatisation of forests in South Africa. We intend to invest further in forestry assets in the coming year to ensure the efficient management of the forests and a reliable supply of FSC-certified timber for use in our operations. FSC certification is the preferred certification for many of our export customers and potential customers, who are members of preferred buyers' groups committed to buying and selling only FSC-certified timber and timber products. Our South African timber used for our export products comes entirely from FSC-certified forests.

Saw-milling Activities and Manufacture of Timber-related Products. Our timber and saw-milling division sources and produces timber which we use for our products and also sell for export, and produces timber-related products, such as pallets, treated poles and cable drums, in order to improve the recovery of timber which is unsuitable for use in our furniture manufacturing operations.

We have five operating saw-mills, the most recent of which is a technologically advanced saw-mill, which we expect to commence operations towards the end of this current financial year.

Our saw-milling operations cut trees into the timber used in our manufacturing operations or sold to third parties. The higher quality, larger pieces of timber are provided to our furniture and door factories and the smaller pieces to our House of York operations to be used for household goods. Lower quality wood is used to make furniture frames and bedding bases. Portions of logs we cannot use in our manufacturing operations are made into other wood products such as transmission poles, the majority of which are exported, and pallets and cable drums sold in the local market.

Logistics

Our logistics division develops strategic logistics and distribution networks which we use to support the efficient and reliable distribution of our products in Southern Africa. We intend to create a single distribution channel for our own and other manufacturers' household products in the region, from the factory to the end consumer. We have invested in logistics primarily through acquiring strategic stakes in companies which conduct distribution activities and which serve our logistical needs as well as those of other customers. We believe our investments in logistics will enable us to source cost-effective, efficient and reliable distribution channels for our products.

Our logistics division is comprised of our interests in Roadway Logistics and Unitrans.

Roadway Logistics. Roadway Logistics is a 50-50 joint venture between Unitrans and us which deals with the distribution, forwarding and clearing of all goods in South Africa and provides similar services to other clients in South Africa.

Unitrans. We hold a 26.1% strategic interest in Unitrans, our partner in Roadway Logistics. Unitrans is a JSE-listed, diversified distribution and logistics group providing services ranging from freight distribution and passenger transport, warehousing, distribution and logistics services, express delivery and courier services to vehicle retailing, leasing, fleet management, financing and insurance. In order to minimise the risks involved in outsourcing the high quantity of logistics services we require in Southern Africa, we decided to acquire a significant shareholding in Unitrans along with board representation, giving us the ability to monitor and influence Unitrans' operations and strategy. Another large shareholder, Murray & Roberts Holdings Limited ("Murray & Roberts"), owns approximately 44% of Unitrans. We have entered into a shareholders' agreement with Murray & Roberts to ensure we have equal board representation and to preserve our shareholder rights. It has always been our intention to increase our shareholding in Unitrans to between 30% and 34.9%. In the event Murray & Roberts wishes to dispose of its Unitrans shares, we have pre-emptive rights to

match any third party offer for such shares. Should we decide to exercise our pre-emptive rights in these circumstances, or otherwise increase our shareholding in Unitrans to 35% or more of its issued share capital, we will be required by South African law to extend an offer on equal terms to the remaining shareholders of Unitrans.

As at and for the financial year ended 30 June 2003, Unitrans had a market capitalisation of R1.8 billion, and had revenue and earnings after tax of approximately R7.4 billion and R229.3 million, respectively. It has over 6,000 vehicles on the road and operates a small parcel time-sensitive logistics business in partnership with United Parcel Services ("UPS") of the United States. This business holds the exclusive UPS franchise for Southern Africa.

We chose Unitrans as our primary strategic partner for distribution in Southern Africa based on its strong reputation and management team and because we believe it has the capacity to handle our distribution needs in this region. We believe that Unitrans also has the ability to grow with our operations worldwide.

Australia and India

Australia. With effect from 1 October 2001, we formed a joint venture, Steinhoff Pacific, which acquired the manufacturing operations of Australian retailer Freedom Group and combined them with our own Australian operations. We own a 74.9% interest and Freedom Group owns a 25.1% interest in Steinhoff Pacific. We have concluded a comprehensive supply and strategic alliance agreement with Freedom Group, the second largest retailer of furniture and household goods in Australia. Under the terms of our shareholders' agreement with Freedom Group, annual profits of Steinhoff Pacific up to an amount equal to 20% of Steinhoff Europe's investment in the venture is allocated to us, with the excess profits shared on a 50-50 basis with Freedom Group. Steinhoff Pacific's operations include Freedom Group's manufacturing facilities in Sydney and Auckland, as well as Marshall Furniture, one of the largest case goods manufacturers in Australia, which we acquired prior to the formation of the venture, and our pre-existing sofa manufacturing facilities in Adelaide. Steinhoff Pacific's operations also include Nexus, a solid case goods manufacturer located in Victor Harbour.

We view our partnership with Freedom Group as an excellent growth opportunity for Steinhoff Pacific in the region and seek to expand the range of manufacturing and distribution activities we conduct in partnership with Freedom Group. We seek to increase substantially the supply of Steinhoff Pacific furniture sold to Freedom Group over the next several years, and to expand our product ranges in respect of sofas, lounge suites, metal and timber case goods. We also intend to investigate opportunities to expand into bedding, motion furniture and leather products.

As recently announced in Australia, Freedom Group is currently subject to a cautionary notice relating to a privatisation proposal initiated by three of its executive directors. Under the terms of this proposal, an investment vehicle controlled by the three executive directors would offer to Freedom Group shareholders the right to effectively dispose of their shares for cash consideration of Aus$2.10 per share. The investment vehicle has recently approached Steinhoff Europe for assistance in raising up to Aus$100 million, which will be required, in addition to bank funding of Aus$200 million to be raised by Freedom Group, for the purposes of the privatisation proposal and ongoing working capital requirements. Steinhoff Europe is considering participating in this proposal, but it is envisaged that its equity participation in the investment vehicle will be limited to 25% of its issued share capital. Any further investment will be in the form of a loan to the investment vehicle. Notwithstanding the relative composition of our possible investment as between equity and debt, it is our expectation that Steinhoff Europe's overall return in respect of the entire investment will comply, over the term of the investment, with our investment criteria applicable to equity investments of this nature.

India. In India, we are partners in a joint venture with Allam Tannery which manufactures cut and sewn upholstered furniture covers at competitive margins. We believe the availability of inexpensive raw materials and skilled labour makes this region attractive for this type of venture. The relatively small production from this venture is exported to our factories in Eastern Europe for use in our upholstered products sold into the German market. We also currently supply a small amount of cut and sewn covers into the Australian market. As part of this joint venture, we are also establishing an upholstered furniture plant in Calcutta which will produce upholstered furniture to be sold to the Indian market. The first production from this factory is expected in 2004.

Group Services

In order to achieve operating efficiencies and provide centralised management of activities, we provide certain services to our operating entities on a centralised basis from our South African headquarters. These group services are organised under Group Services International and include strategic development, treasury services, financial management, information technology, legal, human resources and technical support. Certain group services are also provided to our operating entities by Steinhoff Europe or Steinhoff Africa, as the case may be.

Strategic Development

Our strategic development is driven by our management at regional division level who develop proposals for possible joint ventures, mergers and acquisitions, special projects and potential growth areas and expansion of current divisions.

Treasury Services

Our treasury services department organises adequate funding to enable us to explore or realise strategic opportunities and developments. Based on feasibility reports and the decisions of our board of directors on a particular opportunity, we decide whether and what type of funding to procure. We also monitor compliance by each regional division with group policies in respect of currency hedging.

Financial Management

Our financial management department implements and oversees certain procedures that must be followed by each division when preparing financial reports and tax assessments, which include hiring independent outside advisers when necessary. Our financial management department also ensures that adequate risk control measures are in place for the group. This includes proper insurance coverage for director's liability, product liability, business interruption, credit default debts, and the group's assets.

Information Technology

Information technology decisions and day-to-day management within the group are handled at regional division levels and overseen centrally by Group Services IT management. Although implementation, roll-out, and subsequent maintenance and support are conducted at regional division level, Group Services IT management conducts regular on-site visits at regional levels and evaluates system performance and future development plans.

Given the disparate operational requirements and the variety in infrastructure between the different regions in which our divisions operate, we have made the decision not to implement a single platform or application solution throughout the group. We have instead implemented a worldwide standard whereby all of our divisions must comply with certain guidelines when implementing new software, hardware or other technologies.

Legal

We currently have one licensed legal counsel within Group Services International, two in Group Services Africa, and one in Group Services Europe. They are all actively involved in internal legal issues such as the drafting of contracts and agreements, and the oversight of the group's statutory and legal reporting requirements with local authorities. Legal matters which are country specific are outsourced to accredited practitioners.

Human Resources

Human resources is generally handled through regional Human Resources divisions. The group's head of Human Resources receives reports from each regional division, which in turn receives reports from each operating unit.

We currently have succession planning procedures in place for management and senior level employees. These contingency plans include, when required, outside recruitment, selection and assessment procedures and proper training for successor employees. In accordance with South African legislation, Human Resources also implements and oversees training programmes to ensure that historically disadvantaged people within the group receive specific training and development.

Technical Support

Group Services provides technical support in connection with factory layouts, plant and equipment procurement as well as rendering advice on production processes in order to enhance efficiencies.

Customers, Sales and Marketing

We market and distribute our products in a number of geographic regions and markets. Our major distribution and trading companies include, among others, Boma, Comet, Habufa, Italusso, Planet, SKS and WIM. Some of these trading companies serve as the marketing arm for our manufacturing companies and others are exclusive exporters, importers and distributors.

These distributors and trading companies operate in Austria, Belgium, France, Germany, Italy, Luxembourg, Poland and The Netherlands and distribute products sourced from a wide and diverse supplier base in Indonesia, Malaysia, China, India, Brazil, Romania, Czech Republic, Portugal, Poland, Vietnam, Argentina, Turkey, Russia and South Africa.

We promote our products and services in strategic markets. We use a variety of programmes to generate awareness and demand for our products. These programmes include industry relations, furniture fairs, trade shows, conferences, and advertising. Our structure encourages communication and cooperation between our operational and distribution activities, which enables us to respond quickly to customer demands.

Intellectual Property

We currently hold the rights to 29 registered intellectual property patents, 27 registered design patents, and more than 530 trademarks. In Southern Africa we hold the rights to, among others, the following trademarks: Beechfurn, Edblo, Gommagomma, Grafton Everest, Milano Lounge, Moxwood, Pat Cornick, Peach & Hatton, Sealy, Sofa-bed, Softex, Slumberworld, Ther-A-Pedic, Victoria Lewis, @ Work, and Wonderwood. In the United Kingdom, we hold the rights to Relyon Resernex, the Original Cotton Club, Pritem and Prigene. In Germany, Hungary and Australia, we hold the rights to, among others: Egoform, Dieter-Knoll and Trend Design, Prodesign and Quattro Mobili, and Marshall Furniture, respectively.

In the financial year ended 30 June 2001, we entered into an arrangement with Rand Merchant Bank, a division of FirstRand Bank Limited for the sale and associated lease-back of our trademarks in South Africa. We realised a capital gain of R179.3 million in connection with the sale.

In South Africa we also have rights to patents on certain furniture and bedding designs: "confi-coil," "pillow top," "plush quilt," "pocketed quill" and "air-space system." Since we sell the majority of our products to retailers, registered trademarks that we have in place often involve only brand recognition with the retailer and not the consumer.

Within Steinhoff Africa we have implemented a centralised retrieval system that stores up-to-date patent, trademark and other intellectual property information from all of our divisions within the group. Copies of all registration applications, descriptions of the class of registration, dates of original filing, and renewal dates are all stored in this system. We have outsourced the management of these files so that they can be updated weekly. Management of the system includes updating and monitoring new filings and ensuring the timely renewal of existing patents or trademarks. Reports are also produced in order to assist in deciding on whether or not to register trademarks or patents outside of the home regions where they are already registered. Decisions on whether to register trademarks and patents are decided on a regional division basis and take into account, among other things, cost factors and other industry trends.

We also have 63 registered web-site domain names although we currently have no plans to pursue further initiatives that involve electronic commerce.

Competitors

The furniture and household goods industry market in Europe is fragmented and highly competitive and includes a large number of manufacturers which produce products similar to ours, none of which dominate the market. Competition is generally based on product quality, timing of delivery, product design, product availability, brand name recognition, price and customer service. In Germany, the United Kingdom and Australia, we compete with a number of relatively large companies.

In Europe, while we are subject to European Union anti-monopoly regulation, as well as national anti-monopoly laws in those jurisdictions in which we operate, we do not expect that any expansion of our operations in European markets, whether by acquisition or otherwise, will give rise to problems in this respect, due to the size and the fragmented nature of the European markets.

The South African furniture and household goods market, on the other hand, is more concentrated with less than six major competitors in each different segment in which we operate. For information on South African anti-monopoly rules, see "— Regulatory Matters."

Employees

As at 30 June 2003 we and our subsidiaries had approximately 20,400 full-time employees and less than 1,000 part-time seasonal employees worldwide. The following table shows the number of our and our subsidiaries' full-time employees, excluding non-executive directors, in each region in which we operate as of the dates indicated:

	30 June 2001	30 June 2002	30 June 2003
Southern Africa	11,100	11,700	10,600
Central and Eastern Europe(1)	8,500	8,350	7,500
Western Europe(2)	1,330	2,000	1,750
Australia and India	310	500	550
Total	21,240	22,550	20,400

Notes:

(1) Central and Eastern Europe includes Hungary, Poland and Ukraine.

(2) Western Europe includes Belgium, Germany, The Netherlands, France and the United Kingdom.

We actively participate in industry-wide collective bargaining agreements that include full union participation for our employees in every region in which we operate. Where bargaining agreements do not exist, plant level agreements are in place accommodating consultations and negotiations as appropriate. Our industry collective bargaining agreements cover, among other things, retirement benefits, medical coverage and terms and conditions of employment.

Our philosophy has been to allow for active employee participation in decision-making processes as well as the involvement of employee representative organisations in discussion with management at plant unit levels. We fully recognise the principles entrenched in collective or plant level bargaining, which include enhancing the freedom to join unions and the right to minimum medical coverage and other employment benefits.

Approximately 53% of our labour force in Southern Africa is unionised, with the majority of our work force being members of either the NUFAWASA Union or CEPPWAWU Union. The South African legislature has enacted various labour laws that, among other things, enhance the rights of employees and guarantee workers access to labour unions. For example, these laws:

- confirm the right of employees to belong to trade unions and the right of labour unions to access the workplace;
- guarantee employees the right to strike, picket, and to participate in secondary strikes in certain prescribed circumstances;
- provide for mandatory compensation in the event of termination of employment for operational reasons;
- determine the maximum ordinary hours of work;
- determine the rate of pay for overtime;
- provide for the payment of unemployment benefits in certain prescribed circumstances;
- provide for the health and safety of persons working at our facilities in South Africa;
- provide compensation for disablement or death caused by occupational injuries and diseases caused by or sustained during employment;
- require large employers, such as ourselves, to implement employment equity policies to benefit historically disadvantaged groups; and
- provide for the financing of training programmes through a levy grant system and a national skills fund.

We have implemented policies to specifically focus on health and safety issues. In addition to our efforts to maintain high safety standards in our operating facilities, we have successfully introduced company level medical clinics at certain of our operations in addition to the medical benefits offered to our employees in South Africa. These clinics not only reduce our absenteeism figures, but also act as a conduit for our health management programmes, which address such issues as HIV and AIDS.

Although we apply employment equity standards equally throughout the group, we have also, in accordance with South African legislation, implemented specifically focused programmes in South Africa to enhance the development of previously disadvantaged employees, defined as designated employees in the South African Employment Equity Act, across all occupational levels and categories. Legislative requirements for the development of designated employees have led to the establishment of a programme known as the Steinhoff Corporate University. This training programme provides accredited management development programmes for designated employees and our objective is ultimately to extend similar programmes such as this to regions outside South Africa, particularly Central and Eastern Europe.

We believe that our relationship with our employees is satisfactory. We believe this is the result of, among other things, employee incentive programmes offering a diverse range of benefits across different operations, as well as improved workplace relationships and increased skills training. During the last three years, we have experienced sporadic work stoppages or strikes, including a week-long strike involving 350 employees.

Regulatory Matters

Our products are currently manufactured in Germany, Hungary, Poland, Southern Africa, the United Kingdom, The Netherlands, Ukraine, Australia and New Zealand and we operate distribution networks in Austria, Belgium, France, Germany, Italy, Luxembourg, Poland and The Netherlands.

Our products are subject to export restrictions administered in each of these production jurisdictions, as well as under a number of preferential trade relationships, both regional and bilateral, that South Africa participates in, such as the General Agreement on Tariffs and Trade and the World Trade Organisation.

It is possible that regulatory and other government requirements that affect us may change in ways in which we are unable to predict.

We are regarded by the South African anti-trust authorities as having a large market share in the South African furniture market and our South African operations are subject to certain anti-competition legislation and regulatory oversight. We may be required to obtain regulatory approvals to expand our business in South Africa through transactions involving the acquisition of, or merger with, businesses which fall within certain size categories in terms of turnover or total asset base. It is possible that such approval may not be given or may be given subject to conditions.

In addition to refusing to grant approval for certain potential acquisitions, the anti-trust authorities may take other actions that could prevent further growth of our market share in South Africa in other ways. For example, in connection with the recent merger between JD Group Limited and Profurn Limited, the South African Competition Tribunal attempted to limit, for three years, the percentage of goods that the newly merged entity could legally source from Steinhoff. While this ruling was recently set aside by the Competition Appeal Court, it illustrates the way in which our continued growth in South Africa may be affected by the anti-trust authorities in the future.

Legal Proceedings

Neither we nor any of our subsidiaries are or have been engaged in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a material effect on our financial position nor are any such proceedings pending or threatened against us or any of our subsidiaries.

From time to time, we may become involved in legal proceedings relating to claims arising out of our operations in the normal course of business including disputes with suppliers, third party service providers, personal injury and employment related matters, none of which we believe would singly have a material adverse effect on our business.

Related Party Transactions

Related party transactions occur between shareholders, subsidiaries, joint ventures and associate companies within the group. These transactions are concluded at arm's length in the normal course of business and include transactions as a result of the group-wide treasury management of foreign currency movements. All material intragroup transactions are eliminated on consolidation.

In August 2002, we sold certain spring component manufacturing assets to BCM Holdings in exchange for a non-voting interest in the preference shares of BCM Holdings. One of our non-executive directors, Claas Daun, was a shareholder in BCM Holdings at the time of the sale.

Although not a related party under South African law, one of our principal shareholders, Fihag Finanz-und Handels AG, during the financial years ended 31 December 2001, 2002 and 2003, acted as our agent and advisor in the management of our exchange rate exposures as disclosed in note 13 to our audited consolidated financial statements contained elsewhere in this offering memorandum. All transactions entered into between us and the principal shareholder were on normal market related terms and conditions, and were conducted at arm's length in the normal course of business.

OUR MANAGEMENT

Directors and Management

Our board of directors manages the business of the group. Our articles of association provide that the board must consist of no less than four directors at any time. Our board of directors currently consists of 12 directors, five of whom serve as executive directors and seven who serve as non-executive directors.

Our articles of association provide for the longest serving one-third of our directors to retire from office at every subsequent annual meeting of our shareholders. However, retiring directors may make themselves available for re-election. If the office of the retiring director is not filled during an election meeting, the retiring director will be deemed to be re-elected. Those directors who are required by our articles of association to retire prior to our 2003 annual general meeting have indicated that they are available for re-election.

Our directors have the power to nominate another person to act as an alternate director during their absence or inability to act, and the appointment remains effective unless cancelled or the director attends any subsequent meeting.

Board of Directors

The current composition of the board of directors is as follows:

Name	Date Initially Appointed	Date Current Term Expires
Bruno Steinhoff (executive chairman)	August 1998	November 2003
Markus Jooste (group managing director Steinhoff Europe and chief executive officer)	August 1998	November 2003
Fredrik Nel (group financial director)	August 1998	November 2004
Daniël van der Merwe (group managing director Steinhoff Africa)	December 1999	November 2005
Norbert Steinhoff (executive director)	August 1998	November 2003
Karel Grové (chief executive officer of Unitrans Limited)	September 2000	November 2004
Dirk Ackerman (independent non-executive director, chairman of human resources and remuneration committee)	August 1998	November 2003
Claas Daun (independent non-executive director)	August 1998	November 2004
Deenadayalen Konar (independent non-executive director, chairman of audit committee, risk committee)	August 1998	November 2004
Johannes Du Plessis (independent non-executive director)	October 2002	November 2005
Franklin Sonn (independent non-executive director)	October 2002	November 2005
Johannes Mouton (independent non-executive director)	October 2002	November 2005

The principal address of all of our executive and non-executive directors is 28 6th Street, Wynberg, Sandton 2090, Republic of South Africa.

Executive Directors

Bruno Ewald Steinhoff, age 65, is executive chairman of Steinhoff. In 1964, Bruno founded the group in Germany after studying industrial business. He has 39 years of experience in the furniture trade business and more than 30 years of manufacturing operations experience. He currently serves on the Regional Board of Commerzbank for Northern Germany.

Markus Johannes Jooste, age 42, is chief executive officer of Steinhoff. He is also group managing director of Steinhoff Europe, and acts as executive chairman of Steinhoff Africa. Markus joined Steinhoff 15 years ago and has as many years of executive management experience. He has also served as financial director of Steinhoff. He is a qualified South African chartered accountant and also sits on the boards of Freedom Group Limited, PG Bison Holdings (Pty) Limited, PG Bison Limited, The Racing Association, PSG Group Limited, and Unitrans Limited. Markus holds a bachelor's degree in accounting from the University of Stellenbosch and a certificate in accounting theory from the University of Cape Town.

Fredrik Johannes Nel, age 44, is financial director of Steinhoff. Frikkie joined Steinhoff Africa in 1989 and has also served as financial director of Steinhoff Africa and as company secretary for Steinhoff. Prior to joining us he worked with an accounting firm and has more than 14 years of financial management experience. He is a qualified South African chartered accountant and holds a bachelor's degree in accounting and a certificate in accounting theory from the University of South Africa.

Daniël Maree van der Merwe, age 45, is group managing director of Steinhoff Africa. Danie has been with us since 1998 and has also served as managing director of Group Services. Prior to joining Roadway Distribution Group in 1990, he practiced commercial and labour law for eight years. He has more than 12 years of combined managing and logistics business experience. Danie also sits on the boards of Megacor, PG Bison Holdings (Pty) Limited, PG Bison Limited and Unitrans Limited. He is admitted as an attorney to the High Court of South Africa and holds a bachelor's degree in business commerce and an LL.B from the University of Stellenbosch.

Norbert Walter Steinhoff, age 55, is an executive director of Steinhoff. He joined Bruno Steinhoff GmbH in 1975 and has more than 27 years of experience in the furniture manufacturing and distribution business. He has also served as director of corporate relations in Europe, and managing director of Steinhoff Germany and Poland. He holds a bachelor's degree in economics from the University of Mannheim.

Non-executive Directors

Karel Johan Grové, age 54, is chief executive officer of Unitrans Limited. Jo has been with us since 2000 and has more than 32 years of experience in the accounting and banking industry. Prior to joining us, he established and served as chief executive officer of MLS Bank Limited and Imperial Bank Limited. He has completed an Advanced Management Programme at Oxford University.

Dirk Emil Ackerman, age 68, is a director of various companies and chairman of our human resources and remuneration committees. He joined us in 1998 and has more than 32 years of management experience. Dirk studied at the Cape Town Graduate School of Business before joining Chubb Holdings Limited where he worked for 35 years and served as chairman and chief executive prior to joining us. He also sits on the boards of Armscor, Decca Contractors SA Limited and Helpmekaar High School.

Claas Edmund Daun, age 60, is a corporate investor and director of companies. He joined us in 1995 and has also served as a member of the board of Steinhoff Germany. He is a qualified German chartered accountant and also sits on the boards of Glodina Holdings Limited, Kolosus Holdings Limited, Stöhr GmbH, Feltex Limited, Kap Textile Holdings SA (Pty) Limited, Courthiel Holdings (Pty) Limited, BCM Holdings (Pty) Limited, Daun et Cle Ag and Mech. Baumwoll-Spinnerei & Weberel Bayreuth AG. Claas holds a bachelor's degree in business commerce from the University of Cologne.

Dr. Deenadayalen Konar, age 49, is a corporate consultant, director of companies, and chairman of our audit committee. Prior to joining us in 1998, Len served as executive director of internal audit portfolio and head of investments at the Independent Development Trust and was a professor and head of the department of accountancy at the University of Durban Westville. He is a qualified South African chartered accountant and holds a certificate in tax law from the University of South Africa. Len also sits on the boards of Illovo Sugar Limited, JD Group Limited, Kumba Resources Limited, Old Mutual Holdings (South Africa) Limited, Sappi Limited, Unitrans Limited, the Development Bank of South Africa and the South African Reserve Bank. He holds a bachelor's degree in commerce from the University of Durban Westville, a master's degree in accounting services from the University of Illinois and a doctorate degree in commerce from the University of South Africa.

Johannes Nicolaas Stephanus Du Plessis, age 54, is an independent non-executive director. He joined us in 2002 and has been a practising counsel for 29 years, and acts as senior counsel. Johan holds a bachelor of arts degree in law and an LL.B from the University of Stellenbosch.

Dr. Franklin Abraham Sonn, age 64, is an independent non-executive director and joined us in 2002. Prior to joining us he served as ambassador of the Republic of South Africa to the United States. Franklin currently also serves on the boards of Africa Group Corporation (Pty) Limited, Airports Co. South Africa Limited, ABSA Bank Limited, ABSA Group Limited, ABSA Personal Bank Limited, Capespan Group Holdings (Pty) Limited, Franschoek Country Club Estate Development Company (Pty) Limited, In Tyme Inc., Johannesburg International Airport, Piazza Park Southern Sun Intercontinental Hotel, Kwezi V3 Engineers, Macsteel Group Holdings (Pty) Limited, New Africa Capital Limited, Multimed (Pty) Limited, Pioneer Food Group (Pty) Limited, RGA Reinsurance Co. of South Africa, RGA South Africa Holdings (Pty) Limited, Sappi Limited, Western Province Rugby (Pty) Limited, WPK Landbou Beperk, WPK

Beleggings Beperk, WPK Genomineerdes (Edms) Bpk, and KWV (Pty) Limited. He holds a bachelor's degree in teaching from the University of the Western Cape and a degree in administration and commerce from the University of South Africa.

Johannes Fredericus Mouton, age 57, is an independent non-executive director and joined us in 2002. Prior to joining us, Jannie established Senekal Mouton and Kitshoff Inc., a stockbroking company and has 29 years of experience in financial management, stockbroking and investment banking. He currently sits on the boards of PSG Group Limited, PSG Capital Limited, Capitec Bank Limited, Capitec Bank Holdings Limited, PSG Konsult Limited, Channel Group Limited, Remgro Limited, m-Cubed Holdings Limited, PSG Channel Life Limited, Noble Capital Investments Limited, PSG Financial Services Limited and Velocity Holdings Limited. Jannie is a qualified South African chartered accountant and holds a bachelor's degree in economics and a certificate in accounting theory from the University of Stellenbosch.

Secretary

Stephanus Johannes Grobler, age 44, is group company secretary of Steinhoff and has been with us since 2000. Prior to joining us, Stehan acted as independent counsel to Steinhoff Africa for six years and practiced commercial law for more than 10 years. He is admitted as an attorney, conveyancer and notary public and holds a bachelor's degree in business commerce, degree in economics and an LL.B from the Rand Afrikaans University (RAU).

Committees of the Board of Directors

Executive Committee

The executive committee meets at least once a month and is held accountable for implementing the strategies and key policies determined by our board. It prioritises the allocation of capital and other resources and establishes best management and operating practices. The executive committee is comprised of Bruno Steinhoff, Markus Jooste, Frikkie Nel and Danie van der Merwe.

Group Risk Advisory Committee

The group risk advisory committee meets at least twice a year. It considers, reviews and advises upon and makes recommendations in relation to all risks relating to the business and affairs of the company. This committee prioritises and makes recommendations in relation to the contents of any risk reports to be presented to the board of directors. The group risk advisory committee is chaired by Len Konar and includes Dirk Ackerman, Johann du Plessis, Jannie Mouton and Franklin Sonn.

Audit and Risk Management Committee

The audit and risk management committee meets at least three times a year. It considers financial reporting issues and advises our board on, among other things, corporate governance practices, internal control policies and procedures, risk management and internal and external audit management. Our external independent auditors also attend the audit and risk management committee meetings. The audit and risk management committee is chaired by Len Konar and is also comprised of Markus Jooste, Jannie Mouton and Dirk Ackerman.

Human Resources and Remuneration Committee

The human resources and remuneration committee meets at least twice a year and is responsible for reviewing and approving the remuneration and employment terms of our executive directors and senior group executives. The human resources and remuneration committee is chaired by Dirk Ackerman and is also comprised of Len Konar, Johan du Plessis, Franklin Sonn and Markus Jooste.

Nominations Committee

The nominations committee meets from time to time to consider the composition of the board of directors. This committee nominates, and when necessary interviews candidates and makes recommendations to the board of directors. This committee is chaired by Len Konar and also comprises Markus Jooste and Franklin Sonn.

Compensation of Executive Directors and Non-executive Directors

During the financial year ended 30 June 2003, the aggregate compensation paid to our executive directors was approximately R14.3 million, including all salaries, bonuses, and all-inclusive benefits such as participation in medical schemes, pension funds or similar benefits. Aggregate compensation for our non-executive directors for the financial year ended 30 June 2003 was R0.67 million, including fees for board, audit and remuneration committee participation.

Our pay structure for all management employees consists of a fixed total cost salary, an annual incentive bonus scheme, and participation in our share scheme. For each region in which we operate, our packages are based on market-related research specific to each country. Based on our low natural attrition rate for management throughout the group during the financial year ended 30 June 2003, as well as organisation climate surveys, we believe that our compensation packages are competitive for each country in which we operate. The four non-executive directors on our human resources and remuneration committee ensure independence of this committee from management and help ensure that members of management are paid according to our remuneration policies and procedures.

Directors' Terms of Employment

Our directors and senior management are employed pursuant to employment contracts, which cover conditions of their employment. These conditions include, among other things, certain fiduciary duties, declarations of other business interests, confidentiality or non-disclosure of business information agreements, and, in some instances, restraint of trade agreements. These agreements provide for 30-day notice periods for termination.

Our executive directors are entitled to participate in our bonus incentive scheme, share scheme and retirement funds. Our directors are also provided with a travel and entertainment allowance to assist in carrying out their duties. Executive and non-executive directors are all provided with an induction manual explaining their fiduciary duties and obligations under our code of ethics and, according to the JSE Listings Requirements, and are given guidance on proper corporate governance and risk management.

Interests of Management and Certain Transactions

Interest in Share Capital

As at 26 September 2003, the members of our board of directors, including those who are also members of management, held direct and indirect interests in 151,052,451 shares comprising 15.9% of our total issued share capital at that date.

Interest in Transactions

None of our directors has any interest in any contract, arrangement or transaction entered into by us which is or was unusual in its nature or conditions or significant in relation to the business of the group and which was effected during the current or immediately preceding financial year, or was effected during an earlier financial year and remains in any respect outstanding or unperformed.

Loans

We have no loans outstanding to any of our directors or senior management nor have we provided guarantees for their benefit.

Share Scheme and Other Rights

As at 30 June 2003, the total number of outstanding shares in respect of which share rights and other options had been allocated to our directors was 3,842,300. This includes share rights allocated pursuant to our share scheme and other rights to subscribe for our shares.

These rights are exercisable until September 2008 at prices varying between R0.005 and R5.40 per share. See "Listing and General Information."

PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES

We are the holding company of our group. The following table contains a list of our principal subsidiaries and associated companies, being those which we consider to be likely to have a significant effect on our assets and liabilities, financial position and/or profits and losses.

Name	Registered Office	Activity	Proportion of Share Capital Held
Steinhoff Möbel Holding Alpha GmbH	Friedrichstrasse 10 1015 Wien, Austria	Holding Company	100%
Steinhoff Africa Holdings (Pty) Limited	28 6th Street, Wynberg Sandton 2090, South Africa	Holding Company	100%
Steinhoff Manufacturing (Pty) Limited	28 6th Street, Wynberg Sandton 2090, South Africa	Manufacturing Company	100%
Steinhoff Timber Group (Pty) Limited	28 6th Street, Wynberg Sandton 2090, South Africa	Holding Company	100%
Steinhoff Pacific (Pty) Limited	3rd Floor, London Court 13 London Circuit Canberra, Australia	Manufacturing and Holding Company	74.9%
Steinhoff Europe AG (Austria)	Rennweg 77 2345 Brunn am Gebirge, Austria	Holding Company	100%
Steinhoff Germany GmbH	Langebruggestrasse 5 26655 Westerstede, Germany	Holding Company	100%
Zweite Steinhoff Immobilien Verwaltungs GmbH	Langebruggestrasse 5 26655 Westerstede, Germany	Property Holding Company	100%
Pat Cornick International BV	Koningslaan 34 1075AD Amsterdam, Holland	Holding Company	100%
Van den Bosch Beheer BV	Metaalweg 10 5527AE Hapert Holland	Holding Company	50%
Steinhoff Europe AG (Switzerland)	Schnabelweg 60 8832 Wilen, Switzerland	Holding Company	100%
Steinhoff UK Beds Limited	Ashchurch Parkway Northway Lane Tewkesbury Gloucestershire, GL20 8GY, UK	Holding Company	100%
Unitrans Limited	Unitrans Limited 263 Oxford Road Illovo Johannesburg 2196	Holding Company	26.1%
PG Bison Holdings (Pty) Limited	1st Floor, Block B Gillooly's View Osborne Road Bedfordview Johannesburg 2000	Holding Company	34.9%

PRINCIPAL SHAREHOLDERS

As at 30 June 2003, our issued share capital was R4,730,274, comprising 946.1 million shares (which figure excludes 5,991,292 shares which were held in treasury) of R0.005 each, all fully paid. We are able to ascertain the beneficial ownership of our ordinary shares on a quarterly basis. Although beneficial ownership information as at the date of this offering memorandum is currently unavailable, to the best of our knowledge, there has been no material change in the beneficial ownership of our shares between 26 September 2003 and the date hereof, other than as described below.

In accordance with classification under the JSE Listings Requirements, our shareholders by class as at 26 September 2003 were comprised as follows:

	Number of Shares	Percentage of Issued Shares
Directors	151,052,451	15.9
Previous vendors[(1)]	156,214,231	16.4
Free float	644,779,403	67.7
Treasury shares	—	—
Total	952,046,085	100.0

Note:

(1) Vendors to us of certain business operations at the time of our listing on the JSE.

Based on our register of shareholders and notifications which have been made to us of beneficial ownership of our shares under Section 140A of the SA Companies Act, the following beneficially own, to our knowledge, directly or indirectly, more than 5.0% of our issued shares as at 26 September 2003:

Name	Number of Shares	Percentage of Issued Shares
Old Mutual Asset Management and funds administered by them	103,213,089	10.84
RMB Asset Management and funds administered by them[(1)]	153,595,367	16.13
Bruno Steinhoff Immobilien and Verwaltungs GmbH[(2)]	105,114,763	11.04
Fihag Finanz-und Handels AG[(3)]	91,530,062	9.61
Investec Asset Management and funds administered by them	72,486,657	7.61
Stanlib Limited	56,748,342	5.96
Total	582,688,280	61.19

Notes:

(1) According to certain information available to us, we believe RMB Asset Management and funds administered by them recently increased their shareholding to approximately 18% of our issued shares.

(2) Shares held by this entity are included within the 15.9% of our shares held by our directors as a class, disclosed in the table above and elsewhere herein. See "Risk Factors — Risks Relating to Our Business — Our directors have interests in a significant portion of our shares." In addition, our executive chairman, Bruno Steinhoff, has agreed that for a period of 180 days from the closing date of this international offering, neither he nor any of his agents, nominees or affiliates, will offer, sell, contract to sell or otherwise dispose of any ordinary shares without the consent of Citigroup Global Markets Limited.

(3) Shares held by this entity are included within the 16.4% of our shares held by the previous vendors as a class, disclosed in the table above.

Under South African law, a registered holder of our shares who is not the beneficial owner is required to disclose to us the identity of the beneficial owner and the number of shares held on behalf of the beneficial owner. See "Description of Our Shares."

So far as we are aware, there are no persons who, directly or indirectly, jointly or severally, exercise or could exercise control over us.

Changes in Share Capital

As at the date of this offering memorandum, our authorised share capital is R7,500,000 comprising 1,500,000,000 ordinary shares of R0.005 each.

The following is a summary of the changes in our issued share capital which have occurred since our listing on the JSE in September 1998:

Date	Details	Number of Shares
September 1998	Our issued share capital upon listing on the JSE	650,000,000
December 1998	Issued for non-cash consideration in connection with acquisition of business assets	3,000,000
January 1999	Issued for non-cash consideration in connection with acquisition of business assets	438,979
February 1999	Issued for non-cash consideration in connection with our acquisition of Megacor	19,323,021
April 1999	Issued for non-cash consideration in connection with acquisition of business assets	495,505
June 1999	10 for 100 rights offer at a price of R4.25 per share	67,325,750
June 1999	Issued for non-cash consideration in connection with the acquisition of the business of the Cornick Group	32,809,233
Issued shares as at 30 June 1999		773,392,488
November 1999	Capitalisation award[1]	9,844,993
May 2000	Issued for cash at a price of R5.80 per share	21,315,000
Issued shares as at 30 June 2000		804,552,481
August 2000	Issued for non-cash consideration in connection with acquisition of business assets	107,000
October 2000	Issued for cash at a price of R6.20 per share	9,424,400
November 2000	Capitalisation award[1]	8,738,806
March 2001	Issued for cash at a price of R6.32 per share	6,000,000
March 2001	Issued for cash at a price of R6.32 per share	500,000
Issued shares as at 30 June 2001		829,322,687
July 2001	Issued for cash at a price of R6.43 per share	14,497,000
September 2001	Issued for cash at par value in connection with the initial offer of the share incentive scheme	3,352,200
October 2001	Capitalisation award[1]	9,673,123
November 2001	Issued for cash at a price of R7.10 per share	8,000,000
March 2002	Issued pursuant to our share incentive scheme at a price of R4.60 per share	1,771,000
May 2002	Vendor placement in respect of acquisition of shareholding in PG Bison at a price of R8.00 per share	19,681,872
May 2002	Issued for cash at a price of R8.00 per share	20,318,128
Issued shares as at 30 June 2002		906,616,010
October 2002	Issued for non-cash consideration in connection with acquisition of business assets	58,350
October 2002	Issued pursuant to our share incentive scheme at a price of R4.00 per share	1,033,506
October 2002	Issued for cash at par value in connection with the initial offer of the share incentive scheme	3,315,200
November 2002	Capitalisation award[1]	20,776,933
December 2002	Issued for cash at R6.53 per share	20,000,000
April 2003	Issued for non-cash consideration in connection with acquisition of business assets	246,086
Issued shares as at 30 June 2003		952,046,085
Treasury shares		5,991,292[2]
Issued shares as at 30 June 2003, excluding treasury shares		946,054,793
July 2003	Sale of treasury shares at market value	5,991,292
October 2003	Issued for cash at par value in connection with the initial offer of the share incentive scheme	3,303,200
October 2003	Issued pursuant to our share incentive scheme at prices between R4.00 and R5.40 per share	3,103,885
Issued shares as at 3 November 2003		958,453,170

Notes:

(1) See "Dividends and Dividend Policy."

(2) During the financial year ended 30 June 2003, we repurchased 5,991,292 shares in the open market which were reclassified as treasury shares and netted-off against issued share capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Cash Flow, Liquidity and Capital Resources — Share Repurchases."

DESCRIPTION OF OUR SHARES

General

We are a public company with limited liability registered pursuant to the SA Companies Act. Companies are regulated generally by the SA Companies Act and specifically by their constitutional documents that consist of a memorandum of association and articles of association. We operate in conformity with our constitutional documents. Since our shares are listed on the JSE, we must also comply with the JSE Listings Requirements.

This section summarises the material provisions of the SA Companies Act, our memorandum of association (the "memorandum"), our articles of association (the "articles") and the JSE Listings Requirements.

This section is intended to be a general guide and summary only, and is qualified by reference to the SA Companies Act, the memorandum, the articles and the JSE Listings Requirements.

Object, Capacity and Powers

Our principal objective (as recorded in the memorandum) is to act as a holding company for a group of furniture manufacturing companies. Pursuant to the SA Companies Act, the capacity of any company includes unlimited objects ancillary to its main object. To attain its main object and its ancillary objects, a company has plenary powers, including certain common powers listed in Schedule 2 to the SA Companies Act. A company may, however, in its memorandum of association exclude any of these powers. Our memorandum does not contain any such exclusion of powers.

Pursuant to the SA Companies Act, certain powers of a company may only be exercised by its shareholders (as opposed to its directors). Examples include an alteration of the company's memorandum or articles of association and a resolution to dispose of the whole or substantially the whole of the undertaking or assets of the company. Save as aforesaid, the division of powers between the shareholders and directors of a company is regulated by the company's articles of association.

Our articles provide that our directors may exercise all their powers save to the extent to which any particular power has been reserved for the shareholders pursuant either to the SA Companies Act or to the articles themselves. In particular, the directors have unlimited borrowing powers.

In relation to the powers reserved for the shareholders of a company, the SA Companies Act provides that certain of those powers may only be exercised by the adoption of a special resolution. A special resolution is a resolution adopted by at least 75.0% of the votes cast at a general meeting at which a quorum of shareholders is present. A quorum for the adoption of a special resolution is made up of members who between them hold not less than one-quarter of the votes exercisable by all members at a general meeting of the company.

The SA Companies Act prohibits companies from entering into certain transactions. Included in these prohibited transactions is the giving of financial assistance by a company for the purpose of the acquisition or subscription of shares in the company or its holding company.

A company may pay commission to any person in return for their subscription for shares in the company. In addition, a company may pay commission to a person for procuring any such subscriptions. The company's articles of association must, however, authorise the payment of such commission and the commission may not exceed 10.0% of the subscription price of the applicable shares or any lesser rate fixed by the company's articles of association. Our articles authorise us to pay such commissions and limit the amount thereof to 10.0% of the issue price of the applicable shares.

The SA Companies Act provides that if a company agrees to pay commission in respect of any subscription for any of its shares it must disclose the amount of that commission in writing to the Registrar of Companies prior to payment thereof.

Share Capital

Our authorised share capital consists of R7,500,000 divided into 1,500,000,000 shares of R0.005 each. We have only one class of share capital.

Although our articles, by special resolution, permit us to create different classes of shares (including redeemable preference shares) no such different classes have been created and all of our shares are ordinary shares.

Pursuant to the SA Companies Act, the directors of a company do not have the power to allot or issue shares of the company without the prior approval of the company in a general meeting. Such approval may take the form of a general authority or a specific authority in respect of any particular allotment or issue of shares. A general authority lapses at the company's next annual general meeting (except if it is renewed at such meeting). At our annual general meeting held on 29 November 2002, our shareholders adopted a general authority placing our unissued shares under the control of our directors (and the directors may, accordingly, until the next annual general meeting, allot and issue shares in their discretion).

The issue of shares for cash must also comply with the JSE Listings Requirements. In terms of the JSE Listings Requirements, the general authority is *inter alia* limited to an issue of shares which in the aggregate does not exceed 15.0% of the company's issued share capital in any one financial year. A specific resolution of shareholders is required for an issue of shares in excess of this limit. The maximum discount at which securities may be issued is 10.0% of the weighted average traded price of the company's shares over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors of the company.

At our annual general meeting held on 29 November 2002, our shareholders approved an ordinary resolution authorising us to issue, in any financial year, an additional amount of shares as permitted by the JSE Listings Requirements, up to an amount equal to 15.0% of our existing issued ordinary share capital during any financial year.

The SA Companies Act compels a company to maintain a register of its members. Share certificates issued by a company (and signed by two of its directors or by one director and one officer duly authorised thereto by the directors) constitute *prima facie* evidence of the title of the applicable members to the applicable shares. Shares in respect of which share certificates have been issued may be transferred by means of a securities transfer form or a broker's transfer form.

Trading of shares on the JSE proceeds in dematerialised form. Trading in uncertificated securities is regulated by the SA Companies Act and by the Custody and Administration of Securities Act, 1992. Pursuant to these acts, each participant (a depository institution accepted by a central securities depository as a participant in terms of the Custody and Administration of Securities Act) is obliged to maintain a sub-register of the company's members whose shares are held in uncertificated form (and that sub-register forms part of the company's register of members). Uncertificated securities are transferred by means of entries effected by the applicable participant in the sub-register maintained by it.

Pursuant to both Section 140A of the SA Companies Act and our articles, we are not bound to recognise any trusts in respect of any of our shares, whether such trusts are express, implied or constructive. If the securities of any company are registered in the name of a person who is not the beneficial holder of those shares (such person a "nominee shareholder") the nominee shareholder is obliged, pursuant to the act, to disclose to the company, at the end of each quarter commencing on 30 June 1999, the identity of each person on whose behalf the nominee shareholder holds the applicable securities. In addition, any company may require any registered holder of its securities to confirm or deny, within 14 days of receipt of written notice, that he is a nominee shareholder (and if he is, to disclose the identity of the beneficial holder of the applicable securities). A company may also require such disclosure from a person whom it reasonably believes to hold a beneficial interest in its securities. Any failure by any person to comply with any of the aforesaid requirements is an offence.

If so authorised by its articles, a company may repurchase its shares. Any such repurchase must be authorised by the shareholders by means of a special resolution and the aforesaid authorisation may take the form of a general approval or a specific approval. A general approval lapses at the company's next annual general meeting. Our articles permit us to repurchase our issued shares. At our annual general meeting held on 29 November 2002, our shareholders adopted a special resolution which confers a general authority on our directors to repurchase shares. The authority is limited to the repurchase of a maximum of 20.0% of a class of our issued share capital in any financial year and repurchases may not be made at a price higher than 10.0% above the weighted average of the market value for the securities for the five business days immediately preceding any such repurchase (being the day on which the transaction is agreed).

The JSE Listings Requirements contain restrictions on the repurchase of shares by a listed company and those restrictions are more onerous than the restrictions contained in the SA Companies Act. The special resolution adopted by our shareholders at the annual general meeting of 29 November 2002 complies with the JSE Listings Requirements.

A contract concluded by a company to repurchase its own shares is enforceable against it. The SA Companies Act provides, however, that a company may not make payment for a share repurchase if there are reasonable grounds for believing either that the company would, after such payment, be unable to pay

its debts as and when they become due or that after such payment the consolidated liabilities of the company will exceed its consolidated assets fairly valued. If, by virtue of the aforesaid restrictions, a company is unable to pay for shares repurchased by it, the claims of the selling shareholders against the company are postponed until the company is lawfully able to make payment. On liquidation the claims of the selling shareholders rank subordinate to the company's other creditors.

The directors of a company who allow a company to make payment for a share repurchase contrary to the above provisions, are jointly and severally liable to restore the amount so paid to the company. The directors may, however, apply for relief to a court (the directors' relief provisions are discussed briefly under the item "– Directors").

The SA Companies Act also allows a company, if authorised by its articles to do so, to make payments to its shareholders either in cash or *in specie*. Section 90 of the SA Companies Act provides for solvency and liquidity tests to be satisfied before a payment may be made to shareholders in their capacity as such. Such a payment may not be made if there are reasonable grounds for believing either that after such payment the company will be unable to pay its debts as and when they become due for payment or that, after such payment, the consolidated liabilities of the company will exceed its consolidated assets fairly valued. If a payment is made to a shareholder contrary to the aforementioned restrictions, the shareholder is liable to the company for repayment of the amount received by him. Our articles permit us to make payments to our shareholders either in cash or *in specie*. In terms of our articles of association, dividends to shareholders may only be paid out of distributable profits or reserves (including retained earnings).

If so authorised by its articles, a company may increase its authorised share capital, consolidate and divide any shares issued by it, convert par value shares into no par value shares and vice versa and cancel unissued shares. Our articles permit us to do any of these things by special resolution.

Meetings and Voting

Pursuant to the SA Companies Act, each company is obliged to hold an annual general meeting not more than nine months after the end of each of its financial years, each such meeting to be held no more than 15 months after the date of the last preceding annual general meeting. In terms of our articles of association, an annual general meeting must be held within six months after the end of our financial year. Except if a special resolution will be proposed at a general meeting, general meetings must be convened on 14 clear calendar days' notice to shareholders. If a special resolution will be proposed at a general meeting, such meeting must be convened on 21 clear calendar days' notice and the notice convening the meeting must set out details of the special resolution which will be proposed, the reasons for such proposal and the effect of the special resolution, if adopted. With regard to general meetings at which a special resolution will be proposed, shorter notice periods are allowed, provided they are consented to by a majority of the members of a company having a right to vote at the meeting, and who hold a minimum of 95.0% of the total voting rights of all the members of the company.

The directors of a company must, pursuant to the SA Companies Act, call a general meeting if they are required to do so either by 100 members of the company or by members holding together at least 5.0% of the issued share capital of the company or members holding between them at least 5.0% of the votes exercisable at a general meeting of the company. Any director who is knowingly party to a failure to convene a general meeting in the aforementioned circumstances is guilty of an offence.

A shareholder described in the register of shareholders at a specified address who gives us an alternate address at which notices should be served, shall be entitled to receive notices at such alternate address.

Our articles permit members to appoint proxies to attend general meetings and a proxy form is prescribed. A proxy need not be a holder of our shares and may vote on a poll demanded as set out below.

Except if a special resolution will be proposed at a general meeting, the quorum for a general meeting of our members is three members personally present. If a quorum is not present within half an hour from the time appointed for the meeting, all meetings other than those for special resolutions will be dissolved. If a quorum for a meeting where a special resolution is to be proposed is not present, the chairman of the meeting must adjourn it to a date not earlier than seven days and not later than 21 days after the date of the meeting. If a meeting is so adjourned, details of the rescheduled meeting must be published in a newspaper circulating in the province in which our registered office is situated.

At a general meeting of any company, voting is determined on a show of hands (with each shareholder present in person or represented by proxy entitled to one vote) unless a poll is demanded either by at least five members having the right to vote at such meeting or by members who between them hold at least 10.0% of the total voting rights of all the members having the right to vote at the meeting. A company may impose

restrictions on the voting rights of certain classes of shares. In the absence of such restrictions, each member present in person has one vote on a vote by a show of hands and, on a vote by a poll, each shareholder or his proxy has one vote for each share held by him.

Dividends

Pursuant to our articles, our directors or members in general meeting may annually declare a dividend, provided that the members in general meeting may not declare a larger dividend than the dividend declared by the directors. The directors may from time to time pay interim dividends to the members and dividends may be paid only out of the distributable profits or reserves (including retained earnings) of the company.

No dividend bears interest against the company and a dividend unclaimed for a period of three years from its declaration may be declared forfeited to the company by the directors.

Dividends are paid to our shareholders registered as such as at a stated subsequent date at least 14 days after the date on which the dividend is declared. Our directors may (provided that there are enough unissued shares under their control) determine that a shareholder may elect to receive his dividend (or part thereof) either in the form of a cash payment or in the form of the issue of capitalisation shares to him. The directors have the discretion to determine that shareholders who are resident in a jurisdiction in which it may be unlawful to accept capitalisation shares shall not be entitled to exercise the aforementioned election (and dividends due to such persons must be paid in cash).

Directors

Pursuant to our articles, we must, at all times, have at least four directors. At each of our annual general meetings one-third of the directors then in office must retire and the directors who must retire in each year are those who have been in office for the longest period since their last election. Retiring directors are eligible for re-election. If any director has been appointed as the managing director or as one of our employees, his employment contract may provide that the aforementioned rotation provisions shall not apply to him.

The directors are, pursuant to the SA Companies Act, obliged to ensure that we maintain such accounting records as are necessary to represent fairly the state of our affairs and business. These accounting records must be maintained at our registered office (or such other place as our directors see fit) and are available for inspection by our directors at all times. Annual audited consolidated financial statements consisting of at least a balance sheet, an income statement, a cash/flow statement and a report by directors and auditors must be tabled at each annual general meeting.

Each of our directors may resign from office by notice in writing to the company and must vacate his office on reaching the age of 71 years. Directors may appoint alternates and the remuneration of directors is determined by our members from time to time in a general meeting.

In the conduct of the affairs of a company each director is obliged to exercise such a degree of care and skill as may be reasonably expected from a person with the knowledge and experience of the applicable director. In addition, directors owe certain fiduciary duties to a company and the content of such fiduciary duties may differ from the content of such fiduciary duties in other jurisdictions. In any proceedings against a director for negligence, default, breach of duty or breach of trust, a court may, if it is of the opinion that the director acted honestly and reasonably and that, having regard to all the circumstances of the case he ought fairly to be excused, relieve the director, either wholly or in part, from his liability on such terms as the court may think fit.

Pursuant to the SA Companies Act, a provision (whether contained in the articles of a company or in any other agreement) which purports to relieve a director of any liability which would otherwise attach to him by law arising out of any negligence, default, breach of duty or breach of trust on his part, is void. The SA Companies Act provides, however, that a company may indemnify a director against any liability incurred by him in defending any proceedings, whether civil or criminal, if judgment is given in his favour. Our articles contain such an indemnity in favour of our directors. We also indemnify the directors against losses and liabilities incurred by any director in execution of his office, including suretyships entered into on behalf of us.

Liquidation Rights

We may be wound up by special resolution of a general meeting of our shareholders.

If we are wound up, the liquidator may, with the sanction of a special resolution of our shareholders, divide amongst shareholders *in specie* or in kind the whole or any part of our assets and may for such purpose set such value as he deems fair on any asset.

On our winding-up, all issued shares will participate equally in all distributions of surplus assets remaining after payment of the costs of winding up, the claims of all creditors, and any amounts due to holders of shares (if any) ranking in priority to the shares.

Restrictions and Pre-emptive Rights

There are no legal prohibitions against non-residents holding or voting shares in companies registered in South Africa.

The SA Companies Act does not contain pre-emptive rights in favour of shareholders. However, our articles provide that unissued equity securities must, prior to their issue, be offered to the existing shareholders pro rata to their shareholding in us except if such securities are issued for the acquisition of assets by us. In addition, our articles provide that the shareholders may, in a general meeting, authorise us to issue new securities without observing the aforesaid rights of pre-emption.

The JSE Listings Requirements provide that if a company listed on the JSE intends to issue equity securities for cash it must first offer those securities by rights offer to its existing equity shareholders. The existing shareholders may, however, waive their aforesaid rights of pre-emption and such waiver may either be specific or general. In either case, the waiver must be approved by a 75.0% majority of the votes cast at a general meeting called to approve the resolution regarding the waiver of the pre-emptive rights.

At our annual general meeting held on 29 November 2002, a resolution was passed approving a general waiver of pre-emptive rights.

Non-South African Shareholders

There are no limitations in our articles on the right of non-South African shareholders to hold or exercise voting rights attaching to any of our shares. Notices to our shareholders may be served by delivery to any shareholder or by ordinary post sent to the shareholder's address as shown in the register of members.

MARKET INFORMATION

The principal trading market for our shares is the JSE, on which our shares trade under the symbol "SHF" and ISIN: ZAE 00001676.

JSE Trading History

The following table sets out the high and low closing prices of our shares in rand and the average daily trading volume of our shares on the JSE on a yearly basis for the last five financial years, as reported by Bloomberg L.P.:

	Closing Price		Average Daily Trading Volume
	High	Low	
	(rand per share)		(number of shares)
Year Ended 30 June:			
1999(1)	R5.00	R3.20	115,576
2000	6.75	3.90	773,175
2001	7.50	5.80	890,168
2002	9.13	6.20	1,359,142
2003	8.20	4.55	1,371,338
2004 (through 3 November 2003)	7.70	6.60	2,118,322

Note:

(1) Commencing 23 September 1998.

The following table sets out the high and low closing prices of our shares in rand and the average daily trading volume of our shares on the JSE on a quarterly basis for the periods indicated, as reported by Bloomberg L.P.:

	Closing Price		Average Daily Trading Volume
	High	Low	
	(rand per share)		(number of shares)
Quarter Ended:			
31 March 2001	R7.50	R6.10	1,033,087
30 June 2001	6.80	5.90	898,879
30 September 2001	7.50	6.20	1,336,227
31 December 2001	9.13	7.05	1,384,973
31 March 2002	9.00	7.40	1,001,386
30 June 2002	8.45	7.49	1,708,165
30 September 2002	8.20	6.80	1,686,111
31 December 2002	7.45	6.66	1,217,812
31 March 2003	7.00	4.55	1,225,965
30 June 2003	7.02	5.05	1,347,002
30 September 2003	7.70	6.60	2,156,980
31 December 2003 (through 3 November 2003)	7.00	6.60	2,013,625

The following table sets out the high and low closing prices of our shares in rand and the average daily trading volume of our shares on the JSE on a monthly basis for each of the last six months, as reported by Bloomberg L.P.:

	Closing Price		
	High	Low	Average Daily Trading Volume
	(rand per share)		(number of shares)
Month Ended:			
30 April 2003	R5.66	R5.05	816,418
31 May 2003	6.65	5.30	1,282,781
30 June 2003	7.02	6.45	1,918,490
31 July 2003	7.10	6.60	2,822,793
31 August 2003	7.70	7.00	1,989,894
30 September 2003	7.50	7.01	1,594,841
31 October 2003	7.00	6.60	1,969,401
30 November 2003 (through 3 November 2003)	6.80	6.80	3,030,769

The above tables have not been adjusted to reflect capitalisation share awards that we have made. See "Dividends and Dividend Policy."

On 3 November 2003, the closing price of our shares on the JSE was R6.80.

To the best of our knowledge, we are in compliance with the JSE Listings Requirements.

JSE Securities Exchange South Africa

The JSE was formed in 1887. The JSE provides facilities for the buying and selling of a wide range of securities, including equity securities and warrants in respect of securities, as well as Krugerrands.

The JSE is a self-regulatory organisation operating under the ultimate supervision of the Ministry of Finance of South Africa, through the Financial Services Board and its representative, the Registrar of Stock Exchanges. Following the introduction of the Stock Exchanges Control Amendment Act No. 54 of 1995 (the "Stock Exchange Act"), which provides the statutory framework for the deregulation of the JSE, the JSE's rules were amended with effect from 8 November 1995. These amendments removed the restrictions on corporate membership and allowed stockbrokers to form limited liability corporate entities. Members were, for the first time, also required to keep client funds in trust accounts separate from members' own funds. Further rules to complete the deregulation of the JSE, as envisaged by the Stock Exchange Act, were promulgated during 1996 to permit members of the JSE to trade either as agents or as principals in any transaction in equities and to allow members to negotiate freely brokerage commissions payable on agency transactions in equities. With effect from 1996, screen trading commenced on the JSE.

The market capitalisation of companies listed on the JSE was approximately R1.666 trillion as of 31 October 2003. The actual float available for public trading is significantly smaller than the aggregate market capitalisation because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies, and cross holdings between listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalisation) was 35.8% for the ten months ended 31 October 2003. Trading is concentrated in a small but growing number of companies. As of 31 October 2003, there were 431 companies listed on the JSE.

South Africa has been included in the Morgan Stanley Capital International Emerging Markets Free Index and the International Finance Corporation Investable Index since March and April 1995, respectively. South Africa has a significant representation in these emerging market indices.

The four main indices charting the performance of the JSE as a whole and of composite sectors are the FTSE/JSE Africa All Share Index, the FTSE/JSE Africa Financial Index, the FTSE/JSE Africa Industrial Index and the FTSE/JSE Africa Resources Index. As of 31 October 2003, the FTSE/JSE Africa All Share Index, the FTSE/JSE Africa Financial Index, the FTSE/JSE Africa Industrial Index and the FTSE/JSE Africa Resources Index comprised 100%, 22.86%, 31.56% and 45.58%, respectively, of the market capitalisation of the JSE.

Our shares are included in the FTSE/JSE Africa All Share Index and the FTSE/JSE Africa Industrial Index.

In November 1999, the JSE introduced a project by the name of Share Transactions Totally Electronic, or STRATE, which involves the dematerialisation of share certificates in a central securities depository and the introduction of contractual, rolling, electronic settlement in order to increase the speed, certainty and efficiency of settlement, so as to fall in line with international practice. We joined STRATE on 3 December 2001. Investors are given the option of either holding their securities in dematerialised form in the central securities depository through a central securities depository participant or retaining their share certificates. Shareholders who elect to retain their share certificates are not able to trade their shares on the JSE, although they may trade their shares off-market. Settlements of dematerialised shares traded electronically on the JSE are made five days after each trade (T+5). The JSE has stated that it intends eventually to move to a system whereby the five-day settlement period is reduced to three days (T+3) and possibly even to one day (T+1). STRATE levies a fee in respect of each trade on the JSE. This fee is levied at a rate of 0.0053% of the value of the transaction with a minimum of R10.60 (excluding value-added tax at 14.0%) for trades with a value up to R200,000.00 and a maximum of R53.00 (excluding value-added tax at 14.0%) for trades with a value over R1 million. In addition, an insider trading levy equal to 0.0007% of the trade value is levied in respect of each trade on the JSE.

SOUTH AFRICAN EXCHANGE CONTROL LIMITATIONS AFFECTING HOLDERS OF SHARES

The following is a summary of certain exchange controls in force in South Africa as of the date of this offering memorandum as they may affect holders of our shares who are non-residents of the Common Monetary Area. These controls are subject to change at any time without notice. It is not possible to predict whether existing exchange controls will be abolished, continued or amended by the South African government in the future. This summary is not a complete description of all possible South African exchange controls that may affect a holder of our shares who is a non-resident of the Common Monetary Area. You are urged to consult a professional adviser as to the exchange control implications of your particular investments.

Acquisitions of shares or assets of South African companies by non-South African purchasers solely for cash consideration are not generally subject to review by the SARB pursuant to South African exchange control regulations. An acquisition of shares or assets of a South African company by a non-South African purchaser may trigger the requirement for SARB review in other circumstances, such as if the consideration for the acquisition is shares in a non-South African company or if the acquisition is financed by a loan from a South African lender. Denial of SARB approval for an acquisition of shares or assets of a South African company may result in the transaction not being completed. Subject to this limitation, there are no restrictions on equity investments in South African companies and a foreign investor may invest freely in our shares.

There are no exchange control restrictions on the remittance in full of dividends to non-residents of the Common Monetary Area.

Under South African exchange control regulations, our shares are freely transferable outside of South Africa between persons who are not residents of the Common Monetary Area. Additionally, where ordinary shares are sold on the JSE on behalf of our shareholders who are not residents of the Common Monetary Area, the proceeds of such sales will be freely exchangeable into foreign currency and remittable to them. Any share certificates held by our non-resident shareholders will be endorsed with the words "non-resident." In the case of dematerialised shares held by a non-resident, the non-resident nature of the shareholding will be noted on the relevant sub-register.

South African exchange controls do not limit the rights of shareholders who are not residents of the Common Monetary Area to exercise voting or other shareholder rights. However, they may affect holders of our shares who are residents of the Common Monetary Area.

TAXATION

The following summary describes certain tax consequences of the purchase, ownership and disposition of our shares. It is not a complete description of all the possible tax consequences of such purchase, ownership or disposition. This summary is based on the laws as in force and as applied in practice on the date of this offering memorandum and is subject to changes to those laws and practices subsequent to the date of this offering memorandum. You should consult your own advisers as to the tax consequences of the purchase, ownership and disposition of our shares in light of your particular circumstances, including, in particular, the effect of any state, regional, local or other tax laws.

South African Taxation

General

Income tax, secondary tax on companies and capital gains tax are all levied pursuant to the South African Income Tax Act, 1962 (the "SA Income Tax Act"). Capital gains tax was introduced in South Africa with effect from 1 October 2001.

The discussion in this section is based on current law. Changes in legislation may alter the tax consequences discussed herein. In addition, this section is intended to serve as a general summary and does not purport to be complete and comprehensive. You are advised to obtain independent professional advice.

Basic Principles

South Africa levies a tax on income and a tax on capital gains. The SA Income Tax Act, in imposing income tax and capital gains tax, distinguishes between residents and non-residents. A corporation is a resident of South Africa for tax purposes if it is incorporated, established or formed in South Africa or if it has its place of effective management in South Africa.

A non-resident is subject to South African income tax on all receipts and accruals, not of a capital nature, derived from a South African source. A receipt or an accrual is derived from a South African source if the originating cause of such receipt or accrual is situated in South Africa, including disposals of shares in certain property-owning companies. Non-residents are subject to capital gains tax only in respect of capital gains realised by the disposal of immovable property held in South Africa (directly, or in certain cases via a property-owning company) or by the disposal of an asset of a permanent establishment of that non-resident through which a trade is carried on in South Africa.

A taxpayer holds an asset on capital account if he acquires that asset with the intention of holding it in order to produce income (i.e. if the taxpayer acquires the asset as part of his income-producing machinery). An asset is held on income account if the taxpayer acquires it with the intention of re-selling it at a profit. The disposal of a capital asset triggers capital gains tax and the disposal of an asset held on income account triggers income tax.

For South African income tax purposes a non-resident's gross income consists of all receipts and accruals derived by him from a South African source (provided that such receipts and accruals are not of a capital nature). Certain receipts or accruals are exempt from tax and the remainder of the non-resident's gross income, after deduction of the aforesaid exempt receipts and accruals, constitute his income. The taxpayer's taxable income is derived by deducting from his income such expenditure incurred, in the production of that income, as may be deducted pursuant to the SA Income Tax Act. A capital gain (in respect of any asset which is held on capital account) is equal to the difference between the amount which accrues to the taxpayer as a result of the disposal of such asset and the costs incurred by the taxpayer in acquiring or creating the asset (or the asset's value as at 1 October 2001 if the asset was acquired prior to that date). In the case of a corporation, 50.0% of any capital gain is included in the corporation's taxable income. With certain exceptions, corporate taxpayers are subject to tax at a rate of 30.0% of their taxable income (so that, in the case of a corporation, income tax is levied at a standard rate of 30.0% and capital gains tax at an effective standard rate of 15.0%).

Shares

If a non-resident acquires shares in a South African company and intends to sell those shares at a profit (for example if the non-resident is a share dealer and acquires the applicable shares in the course of his share dealing business) it is probable that the taxpayer will be held to have derived any profits which he realises on his share dealings from a South African source. That non-resident would then be subject to South African income tax on the aforesaid profits (except if such profits are shielded from South African tax by virtue of a double tax agreement).

If a non-resident acquires shares in a South African company as capital assets, profits realised on the sale of those shares will only be subject to South African capital gains tax if the shares are (i) classified as assets of a permanent establishment of that non-resident in South Africa, or (ii) of a company, 80.0% or more of the net assets of which constitute immovable property located in South Africa.

Dividends

The primary definition of a dividend, as contained in the SA Income Tax Act, is an amount distributed by any company to any of its shareholders. Certain specific types of distributions are then included within the concept of a dividend and certain other types of distributions are excluded. If a company repurchases any of its shares so much of the consideration given by it for those shares as exceeds the nominal value of the repurchased shares constitutes a dividend. On the other hand, a distribution which represents a reduction of the company's share premium account does not normally constitute a dividend (unless the premium has been created by capitalising reserves). Accordingly, if a company repurchases shares and debits the entire repurchase price to share capital and share premium, the repurchase consideration does not normally constitute a dividend.

The SA Income Tax Act defines a shareholder to mean any person who is the registered holder of a share or any person who, by virtue of any agreement, is entitled to be paid dividends by the company.

Dividends paid by a South African company are exempt from South African income tax, whether they accrue in favour of a resident or a non-resident. If a dividend is declared on one day for payment to shareholders registered on a date in future, dividends accrue on that future date to persons then registered as shareholders. Accordingly, and if prior to the last date for registration a person entitled to a dividend cedes such entitlement to another, the dividend will accrue to the cessionary (on the last date for registration) as a dividend (and will be tax-exempt).

To the extent to which any distribution made by a company to its shareholders does not constitute a dividend, the taxability of such distribution depends on whether the shareholder holds the applicable shares on capital account or on income account. If the shares are held on income account, the distribution amounts to an accrual, not of a capital nature, and is accordingly subject to income tax. If the shares are held on capital account the taxpayer's acquisition cost of the shares is, for the purpose of the imposition of capital gains tax, reduced by the amount of the distribution (so that if the shareholder later disposes of his share, his capital gain in respect of such disposal is effectively increased by the amount of the distribution).

Double Tax Agreement

The United Kingdom has concluded an agreement with South Africa for the avoidance of double taxation (such agreement the "UK DTA").

South Africa does not currently impose any form of taxation on dividends which accrue to non-residents. Were South Africa to introduce such a tax, the UK DTA provides that dividends paid by a resident of one contracting state to a resident of the other contracting state may be taxed in that other contracting state. The UK DTA further provides, however, that where a dividend is paid by a South African company, South African tax shall be eliminated, in the case of a dividend beneficially owned by a company which controls at least 10% of the voting power of the company paying the dividends. In terms of domestic UK tax law, the dividend receipt would be taxable in the UK but credit would be given for South African taxes suffered on the underlying profits out of which the dividend is distributed (including the Secondary Tax on Companies, payable by SA companies on dividend distributions at a rate of 12.5%).

South Africa has also concluded an agreement with the United States for the avoidance of double taxation (such agreement the "US DTA"). Although South Africa does not currently impose any form of taxation on dividends which accrue to non-residents, the US DTA provides that dividends paid by a resident of one contracting state to a resident of the other contracting state may be taxed in that other contracting state. The US DTA provides, however, that the aforesaid tax shall be limited, in the case of a shareholder which holds at least 10.0% of the voting stock in the company paying the dividends to 5.0% of the gross amount of the dividends and in any other case to 15.0% of the gross amount of the dividends.

The US DTA provides, in addition, that the profits of an enterprise of a contracting state shall be taxable only in that state except if the enterprise carries on business in the other contracting state through a permanent establishment situated therein. Share dealers, who are residents of the United States, could accordingly rely on the US DTA to escape South African tax on profits realised by them out of their dealings in our shares.

Stamp Duty

Stamp duty is payable by a company upon the issuance of shares at a rate of 0.25% of the higher of the issue price of the shares and their market value. This stamp duty will be paid by us in respect of our shares issued in the international offering.

On the transfer of shares subsequent to their issue, stamp duty is payable at a rate of 0.25% in respect of off-market transactions (transactions not concluded through a stock broker) and uncertificated securities tax, at a rate of 0.25%, is payable in respect of on-market transactions.

Instruments of transfer executed outside of South Africa are not subject to stamp duty.

Secondary Tax on Companies

Pursuant to the SA Income Tax Act, any company which declares dividends is subject to secondary tax on companies ("STC") levied at a rate of 12.5% of the net dividends declared by such company during any dividend cycle. Net dividends are the difference between dividends declared by the company and the dividends which accrue to the company during any particular dividend cycle. A dividend cycle is the period between dividend declarations made by the company. If in any dividend cycle the dividends which accrue to a company exceed the dividends declared by it, the company is entitled to carry such excess forward to its next dividend cycle.

If a company declares a dividend out of profits derived from sources within and outside South Africa, STC on the dividend is calculated on the amount which bears to the net amount of the dividend the same ratio as the sum of the net annual profits of the company derived from sources within South Africa bears to its total net annual profits from all sources.

United States Taxation

The following discussion is a summary of certain material US federal income tax consequences to you in respect of your acquisition, ownership and disposition of shares. This summary applies to you only if you are a beneficial owner of shares and you are:

- an individual citizen or resident of the United States for US federal income tax purposes,
- a corporation, or other entity treated as a corporation, created or organised under the laws of the United States or any State within the United States, or
- otherwise subject to US federal income tax on a net income basis in respect of the shares.

This summary only applies to you if you hold shares as capital assets. This summary is based upon:

- the current tax laws of the United States, including the Internal Revenue Code of 1986, as amended, and the US Treasury Regulations promulgated thereunder, and
- current US Internal Revenue Service (the "IRS") rulings, positions and practices and applicable US court decisions, and
- the income tax treaty between the United States and South Africa.

The following summary is of a general nature and does not address all US federal income tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to:

- investors that own (directly or indirectly) 10.0% or more of our voting stock,
- banks,
- insurance companies,
- investors liable for the alternative minimum tax,
- individual retirement accounts and other tax-deferred accounts,
- tax-exempt organisations,
- dealers in securities or currencies,
- traders in securities that elect to use a mark to market method of accounting for their securities holdings,
- investors that will hold shares as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes, or
- investors whose functional currency is not the US dollar.

This summary assumes that we are not, and will not be, a passive foreign investment company (a "PFIC") for US federal income tax purposes, which we believe to be the case. Our possible status as a PFIC must be determined annually and therefore may be subject to change. If we were to be a PFIC in any year, materially adverse US federal income tax consequences could result for you.

The summary of US federal income tax consequences set out below is for general information only. You should consult your own tax advisers as to the particular tax consequences to you of acquiring, owning and disposing of the shares, including the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

Taxation of Dividends

Distributions paid out of our current or accumulated earnings and profits (as determined for US federal income tax purposes) will generally be taxable to you as foreign source dividend income, and you will not be eligible for the dividends received deduction generally allowed to corporations. Distributions that exceed our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your basis in the shares and thereafter as capital gain.

Under recently enacted tax legislation, for taxable years beginning after 31 December 2002 and ending on or before 31 December 2008, dividends paid by us will be taxable to shareholders that are individuals at the special reduced rate normally applicable to capital gains, provided we qualify for the benefits of the income tax treaty between the United States and South Africa, which the company expects to be the case. You will be eligible for this reduced rate only if you are an individual, and have held the shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. Your holding period for these purposes is reduced by periods during which your risk of loss with respect to the shares is considered diminished by reason of the existence of options, contracts to sell and similar transactions.

Foreign Currency Dividends

For US federal income tax purposes, the amount of any dividend paid in rand will equal the US dollar value of the rand on the date they are received by you, based on the exchange rate in effect on that date, whether or not the rand are actually converted into US dollars at such date. If you convert distributions received in rand into US dollars on the day they are received, you generally will not be required to recognise the foreign currency gain or loss in respect of such distributions. Generally any gain or loss resulting from currency exchange rate fluctuations during the period from the date the dividend payment is includible in your income to the date you convert the payment into US dollars will be US source ordinary income or loss.

Effect of Certain South African Taxes

To the extent you incur South African stamp duty or uncertificated securities tax in connection with a transfer or withdrawal of shares as described under "— South African Taxation — Stamp Duty" above, such stamp duty or uncertificated securities tax will not be a creditable tax for US foreign tax credit purposes.

Taxation of Capital Gain

Upon a sale or other disposition of shares, you will generally recognise a capital gain or loss for US federal income tax purposes equal to the difference between the amount realised and your adjusted tax basis in the shares. This capital gain or loss will be a long-term capital gain or loss if your holding period in the shares exceeds one year. If you are an individual, the maximum long-term capital gains rate for taxable years that end on or after 6 May 2003 and begin no later than 31 December 2008 is 15.0%.

Any gain or loss will generally be US source.

Backup Withholding and Information Reporting

Payments of dividends to you and other proceeds you receive with respect to shares will be reported to you and to the IRS as may be required under applicable regulations. Backup withholding may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to report all interest and dividends required to be shown on your US federal income tax returns. Some holders (such as corporations) are not subject to backup withholding. You should consult your tax adviser as to your qualification for an exemption from backup withholding and the procedure for obtaining an exemption.

Reportable Transactions

Recently issued US Treasury regulations require a US taxpayer that participates in a "reportable transaction" to disclose this participation to the IRS. The scope and application of these rules is not entirely clear. In the event the acquisition, holding or disposition of our shares constitutes participation in a "reportable transaction" for purposes of these rules, you may be required to disclose your investment by filing Form 8886 with the IRS. In addition, we and our advisers may be required to maintain a list of our shareholders, and to furnish this list and certain other information to the IRS upon written request. You should consult your tax adviser regarding the application of these rules to the acquisition, holding or disposition of our shares.

PLAN OF DISTRIBUTION

Citigroup Global Markets Limited is acting as global coordinator and sole bookrunner of this offering and representative of the managers named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this offering memorandum, each manager named below has agreed to procure subscribers for, or failing which, to subscribe for itself, and we have agreed to issue the number of shares set forth opposite the manager's name.

	Number of shares
Managers:	
Citigroup Global Markets Limited	101,073,302
Deutsche Bank Securities Inc	18,951,244
Commerzbank Aktiengesellschaft	6,317,081
Total	126,341,627

The underwriting agreement provides that the obligations of the managers to procure subscribers for, or failing which, to subscribe for the shares themselves are subject to approval of legal matters by counsel and to other conditions. The managers must procure subscribers for all the shares if they procure subscribers for any of the shares. To the extent that the managers are unable to procure subscribers for the shares, they must subscribe in their own name for the remaining unsubscribed shares.

We estimate that our portion of the total expenses of this offering will be €2.12 million. In addition, we will pay to the managers an aggregate commission equal to €0.033746 per share. Therefore, the managers will receive in connection with this offering total commissions of €4.26 million.

The shares are proposed to be sold at the offering price set forth on the cover page of this offering memorandum within the United States to qualified institutional buyers (as defined in Rule 144A) in reliance on Rule 144A and outside the United States in reliance on Regulation S. The price at which the shares are offered may be changed at any time without notice.

The shares have not been and will not be registered under the Securities Act or any state securities laws and may not be offered or sold within the United States, except in transactions exempt from, or not subject to, the registration requirements of the Securities Act.

In addition, until 40 days after the commencement of this offering, an offer or sale of shares within the United States by a dealer that is not participating in this offering may violate the registration requirements of the Securities Act if that offer or sale is made otherwise than in accordance with Rule 144A.

We have granted to Citigroup Global Markets Limited and the other managers an option exercisable up to 30 days after the closing date to subscribe for up to 18,951,244 additional shares, at the offer price less the selling, underwriting and management commission of 4% of the offer price in respect of the shares so subscribed. Citigroup Global Markets Limited and the other managers may exercise the option solely for the purpose of covering over-allotments. To the extent the option is exercised, each manager must procure subscribers, or failing which, subscribe for that number of such additional shares in proportion to the number of shares set forth opposite that manager's name above.

We have agreed that, for a period of 180 days from the date of this offering memorandum, we will not, without the prior written consent of Citigroup Global Markets Limited, offer, sell, issue, contract to sell or otherwise dispose of or hedge any of our ordinary shares or any securities convertible into, or exchangeable for, our ordinary shares, except that we may issue shares or allocate share rights, options or entitlements during this period:

(i) to our directors and employees in accordance with our existing share incentive scheme and a proposed share incentive scheme which has been disclosed to Citigroup Global Markets Limited prior to the date of this offering memorandum, and which is subject to approval by a shareholders' vote;

(ii) in connection with any other options and rights to subscribe for our shares which were granted prior to the date of this offering memorandum and of which we have notified Citigroup Global Markets Limited; and

(iii) in connection with any acquisition of any business, assets or share capital to the vendor party to such acquisition as full or partial consideration for such acquisition, provided that such vendor agrees not to dispose of the shares for the remainder of the lock-up period.

In addition, our executive chairman, Bruno Steinhoff, has agreed that for a period of 180 days from the closing date of this international offering, neither he nor any of his agents, nominees or affiliates, will offer, sell, contract to sell or otherwise dispose of any ordinary shares.

Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

No action has been or will be taken in any jurisdiction that would permit a public offering of our shares, or the possession, circulation or distribution of this offering memorandum or any other material relating to us or our shares in any jurisdiction where action for that purpose is required. Each manager has agreed that it will not, directly or indirectly, offer or sell any of our shares or distribute or publish any offering material or advertisements in connection with our shares in or from any jurisdiction, except under circumstances that will result in compliance with all applicable laws and regulations.

Each manager has represented, warranted and agreed in the underwriting agreement that:

(i) it has not offered or sold and prior to the date six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

(iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving, the United Kingdom; and

(iv) the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

No person may offer the shares for sale or subscription to any person or corporation or other entity resident in the Common Monetary Area, and the shares may not be acquired by a resident of the Common Monetary Area. A single subscriber, acting as principal, will be required to subscribe for shares with an aggregate value of at least R100,000. Accordingly, in terms of Section 144(b) of the SA Companies Act, this will not constitute an offer of securities for sale to the public.

Our shares are listed on the JSE under the symbol "SHF."

In connection with the international offering, Citigroup Global Markets Limited, in accordance with the JSE Listings Requirements, may purchase and sell shares in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilising transactions. Over-allotment involves sales of shares in excess of the principal amount of shares to be subscribed by the managers in this offering, which creates a short position for the managers. Covering transactions involve purchases of the shares in the open market after the distribution has been completed in order to cover short positions. Stabilising transactions consist of certain bids or purchases of shares made for the purpose of preventing or retarding a decline in the market price of shares while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of our shares. They may also cause the price of our shares to be higher than the price that otherwise would exist in the open market in the absence of these transactions. Citigroup Global Markets Limited may conduct these transactions in the over-the-counter market or otherwise. If Citigroup Global Markets Limited commences any of these transactions, it may discontinue them at any time and, in the case of stabilisation, may under no circumstances continue beyond the 30th calendar day after the listing date.

According to Rule 15c6-1 under the Exchange Act, secondary market trades in the shares will generally be required to settle within three business days, unless the parties to that trade expressly agree otherwise. In South Africa, however, the settlement cycle for the shares is five business days following the trade date. Accordingly, if you wish to trade the shares on the day following pricing or the next succeeding business day, you will be required, by virtue of the fact that the shares will, on their initial distribution, settle five business days following the trade date, to specify an alternative settlement cycle at the time of the trade to prevent a failed settlement. If you wish to trade the shares on the day following pricing or the next succeeding business day, you should consult your own advisors.

We expect to deliver the shares through the book-entry facilities of the South African computerized clearing system, STRATE, following payment in euro in immediately available funds. Consequently, investors wishing to subscribe for shares in the offering will be required to open an account with a CSDP in South Africa prior to receiving the shares, if the investor has not done so previously. It is expected that the shares will be delivered on 11 November 2003.

The managers have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. In April 2003, Citigroup International plc, an affiliate of Citigroup Global Markets Limited, and Commerzbank Aktiengesellschaft acted as lead arrangers and original lenders and Commerzbank International SA, an affiliate of Commerzbank Aktiengesellschaft, acted as facility agent in relation to Steinhoff Europe AG's €100 million syndicated term loan and €75 million revolving credit facility. To the extent that the use of proceeds from this international offering are to be used to paydown a portion of this debt, it would benefit Citigroup and Commerzbank as lenders under the syndicated term loan and revolving credit facility. The managers may, from time to time, engage in other transactions with, and perform services for, us in the ordinary course of their business.

We have agreed to indemnify the managers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the managers may be required to make because of any of those liabilities.

TRANSFER RESTRICTIONS

Because of the following restrictions, you are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of shares.

Rule 144A

Each purchaser of shares offered in reliance on Rule 144A will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

1. The purchaser (i) is a QIB as defined in Rule 144A or a broker-dealer acting for the account of a QIB, (ii) is aware, and each beneficial owner of such shares has been advised, that the sale to it is being made in reliance on Rule 144A, (iii) is acquiring such shares for its own account or for the account of a QIB and (iv) is aware that the shares are "restricted securities" within the meaning of the Securities Act and may not be deposited into any unrestricted depositary facility, unless at the time of such deposit such shares are no longer restricted securities under the Securities Act;
2. The purchaser is aware that the shares have not been and will not be registered under the Securities Act and are being offered in the United States in reliance on Rule 144A in a transaction not involving any public offering in the United States within the meaning of the Securities Act;
3. The purchaser understands and agrees that such shares may not be offered, sold, pledged or otherwise transferred except (i) to a person whom the seller and any person acting on its behalf reasonably believe is a QIB purchasing for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A, (ii) outside the United States in accordance with Rule 903 or 904 of Regulation S, (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 (if available), (iv) pursuant to any other exemption from the registration requirements of the Securities Act, subject to the receipt by us of an opinion of counsel or such other evidence that we may reasonably require that such sale or transfer is in compliance with the Securities Act or (v) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state or territory of the United States or any other jurisdiction;
4. Any offer, sale, pledge or other transfer made other than in compliance with the above stated restrictions shall not be recognised by us in respect of the shares; and
5. It acknowledges that we, the managers, their affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

LISTING AND GENERAL INFORMATION

1. We were incorporated with limited liability in South Africa on 3 March 1998 as Vendible Properties (Pty) Limited and changed our name to Steinhoff International Holdings (Pty) Limited on 22 July 1998 after which we were converted to a public company, Steinhoff International Holdings Limited, on 13 August 1998. Our registration number is 1998/003951/06. Our registered and principal office is located at 28 6th Street, Wynberg, Sandton 2090, Republic of South Africa. We have duly approved the issue of the shares in this international offering. The issuance of this offering memorandum was authorised and approved by an authorised sub-committee of our board of directors on 15 October 2003. All consents, approvals, authorisations or other orders required under the prevailing laws of South Africa have been given or obtained for the offer and sale of the shares. The shares conform with the laws of South Africa.

2. Our principal establishments and summary details of them are as follows:

Establishment and Location	Principal Activity	Freehold/ Leasehold
28 6th Street, Wynberg, Sandton 2090, South Africa	Office Space	Leasehold
Langebruggestrasse 5 26655 Westerstede, Germany	Office Space	Leasehold
Ashchurch Parkway Northway Lane, Tewkesbury, Gloucestershire, GL20 8GY, UK	Office Space	Leasehold
29 Main Reef Road, Industria, South Africa	Manufacturing	Leasehold
90 Pentrich Road, Filan Park, Pietermaritzburg, South Africa	Office Space	Leasehold
2 Harvey Road, Kings Park, NSW, Australia	Factory Office Space	Leasehold
Boschstrasse 11219 Leinefelde, Germany	Warehouse	Freehold
ul. Fabrycna 13, PL-69-110, Rzepin, Poland	Factory	Leasehold
Nagykanizsa Szemere 4, Hungary	Factory	Leasehold
4830 Boxmeer, IR Waglerstraat 15, 5831 AZ Boxmeer, The Netherlands	Factory Office Space	Freehold
Unit M, Crown Industrial Estate, Taunton, Somerset	Factory Office Space	Freehold
Station Mills, Wellington, Somerset, TA21 8NN, UK	Factory Office Space	Freehold

3. Under clause 2 of our memorandum of association, the main objective of our business is to act as a holding company for a group of furniture manufacturing companies.

4. Our issued shares are listed on the JSE.

5. Except as disclosed in this offering memorandum, there has been no significant change in the financial or trading position of the group and no material adverse change in the financial position or prospects of the group since 30 June 2003, the date of our last audited consolidated financial statements.

6. We will irrevocably submit to the jurisdiction of the courts of England in connection with the underwriting agreement and will waive any objection to legal actions or proceedings in such courts whether on the ground of venue or on the ground that the proceedings have been brought in an inconvenient forum.

7. Deloitte & Touche of South Africa, has audited our annual audited consolidated financial statements without qualification for each of the financial years ended 30 June 2001, 2002 and 2003 and has given and has not withdrawn its written consent to the inclusion of its report in respect of our audited consolidated financial statements contained in this document in the form and context in which it appears in this offering memorandum.

8. We are not, nor have we been, involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of the group, nor are we aware that any such proceedings are pending or threatened.

9. We have a share incentive scheme established by a Trust Deed dated 9 December 1999, pursuant to which share rights may be allocated to our directors and senior management at the discretion of our board of directors based on recommendations of our human resources and remuneration committee. Our share incentive scheme provides that the aggregate number of shares in respect of which rights may be allocated at any time may not exceed 10.0% of our issued share capital. As at 30 June 2003, rights in respect of 30,485,804 shares were issued and an additional 64,718,804 shares were available for further allocation of rights pursuant to our share incentive scheme.

   The exercise price of shares allocated pursuant to our share incentive scheme is based on a 20.0% discount to the market price of our shares at the time the rights are allocated. Payment and delivery of shares so allocated is at the rate of 20.0% per year commencing three years following allocation of the share rights. There are various restrictions on disposals of shares for certain periods following their acquisition.

   At our next annual general meeting of shareholders, we expect to propose a new share incentive scheme under which a quorum of non-executive directors would be authorised to allocate rights to certain of our senior executives. Under the terms of this new scheme, the aggregate number of shares in respect of which rights may be allocated may not, in combination with the aggregate number of shares in respect of which rights have been allocated under the existing scheme, exceed 10.0% of our issued share capital.

   In addition, certain of our directors and senior managers entered into arrangements in respect of share rights administered under our share incentive scheme at the time of our listing on the JSE in 1998 entitling them to acquire our shares at their nominal value. As at the date of the offering memorandum there are 6,604,400 of our shares which may be acquired at their nominal value pursuant to such allocation until September 2005.

10. All of the shares of our subsidiary, Klose Pomorska Fabryki Mebli Sp.zo.o, have been pledged in favour of a consortium of banks led by Oldenburdische Landesbank, in connection with a term credit facility of €12.8 million under which €2.6 million is currently outstanding, and which facility will expire in September 2004. All of the shares of our subsidiary, Relyon Group Limited, have been pledged in favour of Royal Bank of Scotland (formerly National Westminster Bank plc) in connection with a £16.9 million credit facility under which £16.7 million is currently outstanding, and which facility will expire in June 2006. See Note 20 to our audited consolidated financial statements contained elsewhere in this offering memorandum.

LEGAL MATTERS

The validity of our shares and certain other legal matters will be passed upon by Hofmeyr Herbstein & Gihwala Inc., our South African counsel and by Werksmans Inc., South African counsel to the managers. Certain legal matters will be passed upon by Linklaters, our special US counsel and English legal advisers and by Clifford Chance LLP, US counsel and English legal advisers to the managers.

INDEPENDENT ACCOUNTANTS

Our consolidated financial statements for the financial years ended 30 June 2001, 2002 and 2003 included in this offering memorandum have been audited by Deloitte & Touche, independent auditors as stated in their audit report, also included in this offering memorandum.

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
REGISTRATION NUMBER: 1998/003951/06
GROUP ANNUAL FINANCIAL STATEMENTS
30 June 2003

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE
Report of the Independent Auditors	F-2
Directors' Report	F-3
Principal Accounting Policies	F-6
Income Statement	F-15
Balance Sheet	F-16
Statement of Changes in Equity	F-17
Cash Flow Statement	F-18
Segmental Information	F-19
Notes to the Annual Financial Statements	F-21

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
REGISTRATION NUMBER: 1998/003951/06
GROUP ANNUAL FINANCIAL STATEMENTS
30 June 2003

REPORT OF THE INDEPENDENT AUDITORS TO THE MEMBERS OF STEINHOFF INTERNATIONAL HOLDINGS LIMITED

Introduction

We have audited the group annual financial statements of Steinhoff International Holdings Limited, set out on pages F-3 to F-55 for the years ended 30 June 2003, 30 June 2002 and 30 June 2001. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the group at 30 June 2003, 30 June 2002 and 30 June 2001 and the results of its operations and cash flows for the years then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

8 September 2003

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
REGISTRATION NUMBER: 1998/003951/06
GROUP ANNUAL FINANCIAL STATEMENTS
30 June 2003

DIRECTORS' REPORT
for the year ended 30 June 2003

The directors have pleasure in presenting the annual financial statements of the group for the years ended 30 June 2001, 30 June 2002 and 30 June 2003.

NATURE OF BUSINESS

Steinhoff is a holding company invested predominantly in the household goods and related industries. Steinhoff is a globally integrated lifestyle supplier that manufactures, warehouses and distributes household goods and also provides financial and management services to group companies.

DIVIDENDS

The directors have resolved to award capitalisation shares to shareholders registered at the close of business on 7 November 2003, with shareholders having the right to elect to receive instead a final cash dividend of 18 cents (2002: 15 cents) (2001: 12 cents) per share.

SUBSIDIARY COMPANIES

	Issued share capital	Effective shareholding (%)
The company's principal subsidiaries are:		
Steinhoff Africa Holdings (Proprietary) Limited and its subsidiaries	R35,700	100
Steinhoff Möbel Holdings Alpha GmbH and its subsidiaries	€35,790	100

The attributable interest of the company in the aggregate net income after taxation of its subsidiaries for the years ended 30 June 2001, 30 June 2002 and 30 June 2003 is:

	2003 R'000	2002 R'000	2001 R'000
Aggregate amount of net income after taxation	798,043	567,753	569,484

INSURANCE RISK MANAGEMENT

The group has continued to use a risk management policy, which incorporates elements of self-insurance. This is backed by an active risk appraisal and review programme and the extent of external insurance cover is at all times sufficient to ensure that the level of risk retained by the group is not significant.

PROPERTY, PLANT AND EQUIPMENT

During the year the group invested R585 million (2002: R406 million) (2001: R223 million), in property, plant and equipment. This capital expenditure was funded by internally generated cash and bank credits.

Further information relating to the investment in property, plant and equipment of the company is presented in note 8 to the annual financial statements.

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
REGISTRATION NUMBER: 1998/003951/06
GROUP ANNUAL FINANCIAL STATEMENTS
30 June 2003

SHARE CAPITAL

The following shares were issued during the current year:

Date	Number of shares	Consideration
8 October 2002	58,350	Acquisition of assets
8 October 2002	1,033,506	Loan to Steinhoff Share Trust
8 October 2002	3,315,200	Cash
4 November 2002	20,776,933	Capitalised dividend
31 December 2002	20,000,000	Cash
2 April 2003	246,086	Acquisition of assets

During the year a wholly-owned subsidiary repurchased 5,991,292 shares in the open market which have been disclosed as treasury shares and netted off against issued share capital.

CONTRACTS

One of our directors declared his interest in a preference share investment we concluded during the year under review. No other contracts in which directors and officers of the company had an interest and that significantly affected the affairs or business of the company or any of its subsidiaries were entered into during the year.

POST-BALANCE SHEET EVENTS

The directors are not aware of any material post-balance sheet events.

DIRECTORATE

The directors in office at the financial year-end and date of this report, were as follows:

Executive	Non-Executive	Date appointed
Bruno Ewald Steinhoff (German)	Karel Johan Grove	
Markus Johannes Jooste	Dirk Emil Ackerman	
Fredrik Johannes Nel	Claus Edmund Daun (German)	
Daniel Maree van der Merwe	Dr Deenadayalen Konar	
Norbert Walter Steinhoff (German)	Dr Franklin Abraham Sonn	31 October 2002
	Johannes Fredericus Mouton	31 October 2002
	Johannes Nicolaas Stephanus du Plessis	31 October 2002

DIRECTORS' SHAREHOLDING

At 30 June 2003 the present directors of the company held direct and indirect interests in 150,852,451 (2002: 160,344,915) (2001: 164,124,057) or 15,8% (2002: 17,7%) (2001: 19,8%) of the company's issued ordinary shares.

CORPORATE GOVERNANCE

The group complies in all material respects with the JSE Securities Exchange South Africa ("JSE") Listings Requirements and the Code of Corporate Practice and Conduct published in the King Report on Corporate Governance.

SECRETARY

Mr S J Grobler acts as secretary to the company.

Business address:	Postal address:
28 6th Street	P O Box 1955
Wynberg	Bramley
2090	2018

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
REGISTRATION NUMBER: 1998/003951/06
GROUP ANNUAL FINANCIAL STATEMENTS
30 June 2003

APPROVAL OF THE ANNUAL FINANCIAL STATEMENTS

It is the directors' responsibility to ensure that the annual financial statements fairly present the state of affairs of the group. The external auditors are responsible for independently auditing and reporting on the financial statements.

The directors are also responsible for the systems of internal control. These are designed to provide reasonable, but not absolute, assurance as to the reliability of the financial statements, and to adequately safeguard, verify and maintain accountability of assets, and to prevent and detect material misstatement and loss. The systems are implemented and monitored by suitably trained personnel with an appropriate segregation of authority and duties. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The financial statements set out in this report have been prepared by management on the basis of appropriate accounting policies which have been consistently applied and which are supported by prudent judgements and estimates. The financial statements have been prepared in accordance with Statements of Generally Accepted Accounting Practice as applied in South Africa.

The directors have reasonable expectation, and the auditors concur, that the group has adequate resources to continue in operation for the foreseeable future, and the annual financial statements have therefore been prepared on a going concern basis.

The annual financial statements for the year ended 30 June 2003, which appear on pages F-3 to F-55 were approved by the board and signed on its behalf on 8 September 2003.

Bruno Ewald Steinhoff	**Markus Johannes Jooste**
Executive Chairman	*Chief Executive Officer*

Secretary Certification

I certify, in accordance with Section 268 G(d) of the South African Companies Act, 1973, as amended (the "SA Companies Act") that the company has lodged with the Registrar of Companies all such returns as are required for a public company in terms of the SA Companies Act and that all such returns are true, correct and up to date.

Stephanus Johannes Grobler
Company Secretary

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
REGISTRATION NUMBER: 1998/003951/06
GROUP ANNUAL FINANCIAL STATEMENTS
30 June 2003

PRINCIPAL ACCOUNTING POLICIES
for the year ending 30 June 2003

The group annual financial statements are prepared on the historical cost basis except for certain financial instruments and plantations which are carried at fair value and incorporate the following principal accounting policies which have been consistently applied in all material respects, except where otherwise stated.

Presentation of financial statements

These financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice and are presented in South African Rands.

The financial statements for the year cover the twelve-month period ended 30 June 2003.

Unless otherwise stated, all amounts in the annual financial statements are shown rounded off to the nearest R1,000.

Adoption of South African Statements of Generally Accepted Accounting Practice

During the current year, the group adopted the following South African Statements of Generally Accepted Accounting Practice for the first time:

- AC133: Financial instruments: recognition and measurement
- AC137: Agriculture

The impact of the adoption of AC137: Agriculture is reflected in note 33.

AC133 has introduced a comprehensive framework for accounting for financial instruments. The group's detailed accounting policies in respect of such instruments are set out below. The principal effects of the adoption of AC133 have been that all of the group's financial instruments are now carried at fair value or amortised cost as appropriate. Derivative financial instruments are, consistent with prior years, carried on balance sheet at fair value. The effects of the remeasurement of financial instruments to fair value or amortised cost have been recognised with effect from 1 July 2002. The effects of the group's adoption of this statement resulted in no adjustment to opening retained earnings as the effect is immaterial.

During the previous year, the group has adopted the following South African Statements of Generally Accepted Accounting Practice for the first time:

- AC116: Employee benefits
- AC135: Investment property

The impact of these changes in accounting policies is reflected in note 33.

Consolidation

The consolidated annual financial statements of Steinhoff International Holdings Limited incorporate the annual financial statements of the company and enterprises controlled by the company. Control is achieved where the company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

Where the group's interest in subsidiary undertakings is less than 100%, the share attributable to outside shareholders is reflected in minority interests.

On acquisition, the assets and liabilities of a subsidiary are measured at their fair value at the date of acquisition.

The operating results of subsidiaries acquired or disposed of during the reporting period are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Premiums arising on the acquisitions of subsidiaries and any excess of net assets of a subsidiary over the cost of acquisition are treated in terms of the group's accounting policy for goodwill.

Interests in associates

An associate is an enterprise over which the group is in a position to exercise significant influence, through participation in the financial and operating policy decisions of the investee.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. The carrying amount of such interests is reduced to recognise any decline, other than a temporary decline, in the value of individual investments.

Where a group enterprise transacts with an associate of the group, unrealised profits and losses are eliminated to the extent of the group's interest in the relevant associate, except where unrealised losses provide evidence of an impairment of the asset transferred.

Premiums arising on the acquisitions of interests in associates and any excess of net assets of an associate over the cost of acquisition are treated in terms of the group's accounting policy for goodwill.

Interests in joint ventures

A joint venture is defined as a contractual arrangement whereby two or more entities undertake an economic activity, which is subject to joint control. Joint control implies that neither of the contracting parties is in a position to unilaterally control the assets of the venture. Joint ventures are accounted for by means of the proportionate consolidation method whereby the attributable share of each of the assets, liabilities, income and expenses and cash flows of the jointly controlled entity is combined on a line-by-line basis with similar items in the group's annual financial statements. The consolidated cash flow statement includes the group's share of the cash flows of the jointly controlled entity. A proportionate share of intercompany items is eliminated.

Any difference between the cost of acquisition and the group's share of the net identifiable assets, fairly valued, is recognised and treated according to the group's accounting policy for goodwill.

Property, plant and equipment

Property, plant and equipment are stated at historical cost to the group, less accumulated depreciation.

The gross carrying amount of property, plant and equipment is initially measured using the historical cost basis of accounting. Subsequent expenditure relating to an item of property, plant and equipment is capitalised to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the item concerned, will flow to the enterprise. All other subsequent expenditures are recognised as expenses in the period in which they are incurred.

Depreciation is generally provided on the reducing balance basis at rates which will reduce the book values to estimated residual values over the expected useful lives of the assets. The method and rates used are determined by conditions in the relevant industry. Depreciation rates are:

Buildings	2%
Plant and machinery	10%
Motor vehicles	20%
Office equipment and furniture	10%
Computer equipment and software	25%

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

Land is not depreciated. Lease improvements on capitalised lease premises are written-off over the term of the lease.

The recorded value of depreciated assets is periodically compared to the anticipated recoverable amount if the asset were to be sold. Where an asset's recorded value has declined below the recoverable amount, and the decline is expected to be of a permanent nature, the decline is recognised as an expense.

Impairment of assets

The carrying amounts of assets stated in the balance sheet, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated as the higher of the net selling price and its value in use. An impairment loss is recognised in the income statement whenever the carrying amount exceeds the recoverable amount.

In assessing value in use, the expected future cash flows are discounted to their present value that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

A previously recognised impairment loss is only reversed if there has been a change in the estimates used to determine the recoverable amount; however, not to an amount higher than the carrying amount that would have been determined (net of depreciation and amortisation) had no impairment loss been recognised in previous years.

An impairment loss in respect of goodwill is not reversed unless the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in the recoverable amount relates clearly to the reversal of the effect of that event.

Patents and trademarks

The initial cost of acquiring a patent or trademark is capitalised and amortised on a straight-line basis over its estimated useful life, which ordinarily does not exceed 20 years. The cost of renewing patents and trademarks is charged to the income statement.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill is capitalised and amortised on a straight-line basis over its useful economic life, a period generally not exceeding 20 years.

Goodwill arising on the acquisition of an associate is not recognised separately on the face of the balance sheet but is included within the carrying amount of the associate.

Goodwill arising on the acquisition of subsidiaries and jointly controlled entities is presented separately in the balance sheet.

Negative goodwill represents the excess of the group's interest in the fair value of the identifiable assets and liabilities acquired over the cost of acquisition. Negative goodwill that relates to anticipated future losses or expenditure is recognised as income when these losses or expenditure are incurred. Negative goodwill that relates to identifiable non-monetary assets acquired is recognised as income on a straight-line basis over the useful economic life of the non-monetary assets, a period generally not exceeding 5 years.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of unamortised goodwill or negative goodwill is included in the determination of the profit or loss on disposal.

Leased assets

The group as lessor

Rental income from operating leases is recognised when the income is due. The group is not party to any finance leases as lessor.

The group as lessee

Assets held under finance leases are capitalised at their fair value at the date of acquisition. The corresponding liability to the lessor, net of finance charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Capitalised leased assets are depreciated using the reducing balance basis at rates which will reduce the book values to estimated residual values over the expected useful lives of these assets or, where shorter, the term of the relevant lease.

Rentals payable under operating leases are charged to income when the rental is due.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost of work-in-progress and finished goods comprises direct materials, direct labour costs and where appropriate, those manufacturing overheads that have been incurred in bringing the inventories to their present location and condition. Cost is determined on the first-in first-out basis. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Where necessary, provision is made for obsolete, slow moving and defective inventories.

Cash and cash equivalents

Cash and cash equivalents are defined as cash and bank and near-cash financial instruments. Bank overdrafts are only included where the group has a legal right of set-off due to cash management arrangements. Refer to policies on financial instruments below.

Treasury shares

Issued shares held on trust by a wholly-owned subsidiary undertaking, are for presentation purposes netted off against the group's share capital in the consolidated balance sheet and the premium attached to them is netted off against the share premium account.

Taxation

The charge for taxation is based on the results for the year as adjusted for items that are non-assessable or disallowed. It is calculated using the tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding basis used in the computation of taxable income.

Temporary differences arise from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of assessable tax profit. In general, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial

recognition of other assets and liabilities which affects neither the tax profit nor the accounting profit at the time of the transaction. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefits will be realised.

Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is charged or credited in the income statement except when it relates to items credited or charged directly in equity, in which case deferred tax is also dealt with in equity.

Foreign currencies

Transactions in currencies other than the reporting currency are initially recorded at the rates of exchange ruling on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates ruling on the balance sheet date. Profits and losses arising on foreign exchange currencies are dealt with in the income statement.

In order to manage its exposure to foreign exchange risks, the group enters into currency forward contracts. Unrealised gains and losses arising on fair valuing currency forward for identified exposures are charged to income and the resultant foreign exchange asset or liability recognised in the balance sheet.

All foreign subsidiaries of the company are classified as foreign entities. On consolidation, the assets and liabilities of these entities are translated at exchange rates ruling on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and are recognised as income or as expenses in the period in which the entity is disposed of.

Discontinued operations

A discontinued operation is a significant distinguishable component of the group's business that is abandoned or terminated pursuant to a single formal plan, and which represents a separate major line of business or geographical area of operations.

The profit or loss on sale or abandonment of a discontinued operation is determined from the formalised discontinuance date.

Revenue recognition

Sale of goods

Revenue from sale of goods is recognised when substantially all the risks and rewards of ownership have been transferred to the buyer and the enterprise does not retain continuing managerial control of the goods to a degree usually associated with ownership, when the amount of revenue and costs incurred or to be incurred in respect of the sale transactions can be measured reliably, and when the collectability of the consideration in respect of the sale is reasonably assured.

Interest

Interest revenue is recognised on a time-proportion basis by reference to the principal outstanding and at the interest rate applicable.

Rental income

Rental income is recognised when the right to receive rentals is assured.

Dividend income

Dividend income from investments is recognised when the right to receive payment has been established.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets (ie assets that necessarily take a substantial period of time to get ready for their intended use or sale) are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from borrowing costs capitalised.

All other borrowing costs are expensed in the period in which they are incurred.

Exceptional items

All items of income and expense arising in the ordinary course of business are taken into account in arriving at income before taxation. Where items of income and expense are of such size, nature or incidence that their disclosure is relevant to explain the performance of the group or company, they are separately disclosed and appropriate explanations are provided.

Retirement benefit costs

Payments to defined contribution plans are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution plans where the group's obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit plan.

For defined benefit plan updates, the cost of providing benefits is determined using the projected unit credit method, with actuarial updates being carried out at each balance sheet date and formal valuations performed every three years.

Actuarial gains and losses which exceed 10 percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets are amortised over the expected average remaining working lives of the participating employees. Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the amended benefits become vested.

The amount recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised actuarial gains and losses and unrecognised past service cost, and reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognised actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Current and future liabilities in respect of post-retirement medical benefits are recognised, as calculated by independent actuaries.

Dividend reinvestments

Ordinary shares issued as a capitalisation dividend award are capitalised by applying to a shareholder's shareholding, on the dividend payment date, the ratio that a cash dividend bears to the issue price of the shares to be issued.

Dividend cover

Dividend cover is the number of times the dividend declared is covered by basic earnings per share.

Research and development costs

Research costs are recognised as an expense in the period in which they are incurred.

Expenditure on development is charged to income in the year in which it is incurred except where a clearly defined project is undertaken and it is reasonably anticipated that development costs will be recovered through future commercial activity. Such development costs are capitalised as an intangible asset and amortised on a straight-line basis over the life of the project from the date of commencement of commercial operation.

Provisions

Provisions are recognised when the group has a present obligation as a result of a past event and it is probable that it will result in an outflow of economic benefits that can be reasonably estimated.

Financial instruments

Financial assets and financial liabilities are recognised on the group's balance sheet when the group has become a party to contractual provisions of the instrument. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets

The group's principal financial assets are investments and loans, accounts receivable, short-term loans and bank and cash balances:

Investments and loans and short-term loans

After initial recognition investments are measured at their fair values, adjusted for any deduction for transaction costs that may be incurred on sale or other disposal. The following categories of investments are measured at amortised cost using the effective interest rate method if they have a fixed maturity, or at cost if there is no fixed maturity:

- loans and receivables originated by the group and not held for trading;
- held to maturity investments; and
- an investment in a financial asset that does not have a quoted market price in an active market and whose fair value cannot be reliably measured.

Investments in securities are recognised on a trade-date basis and are initially measured at cost. At subsequent reporting dates, debt securities that the group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investments other than held-to-maturity debt securities are classified as available-for-sale investments and trading investments and are measured at subsequent reporting dates at fair value.

Where securities are held for trading purposes, unrealised gains and losses are included in net profit or loss for the period.

For available-for-sale investments, unrealised gains and losses are dealt with in equity, until the security is disposed of or is determined to be impaired, at which time the net profit or loss is included in the net profit or loss for the period.

Accounts receivable

Trade and other receivables originated by the group are stated at their cost less a provision for impairment. An estimate of doubtful debts is made based on a review of all outstanding amounts at balance sheet date. Bad debts are written-off during the period in which they are identified. Due to the short-term nature of the group's receivables, amortised cost approximates its fair value.

Bank and cash balances

Cash on hand is measured at its face value.

Deposits held on call, and investments in money market instruments are classified as loans originated by the group and carried at amortised cost. Due to the short-term nature of these, the amortised cost approximates its fair value.

Financial liabilities

The group's principal financial liabilities are interest-bearing debt, accounts payable and bank borrowings:

Interest-bearing debt

Interest-bearing debt, including finance lease obligations, is recognised at amortised cost, namely original debt less principal payments and amortisations. The accounting policy for finance lease obligations is dealt with under leases set out above.

Bank overdraft

Bank borrowings, consisting of interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance costs, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Accounts payable

Trade and other payables are stated at cost. Due to the short-term nature of the group's trade and other payables, the cost approximates its fair value.

Equity instruments

Equity instruments are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments

Derivative financial instruments are initially recorded at cost and are re-measured to fair value at subsequent reporting dates.

Changes in the fair value of derivative financial instruments are recognised in the income statement as they arise.

De-recognition

Financial assets (or a portion thereof) are de-recognised when the group realises the rights to the benefits specified in the contract, the rights expire or the group surrenders or otherwise loses control of the contractual rights that comprise the financial asset. On de-recognition, the difference between the carrying amount of the financial asset and proceeds receivable and any prior adjustment to reflect fair value that had been reported in equity are included in the income statement.

Financial liabilities (or a portion thereof) are de-recognised when the obligation specified in the contract is discharged, cancelled or expires. On de-recognition, the difference between the carrying amount of the financial liability, including related unamortised costs, and amount paid for it are included in the income statement.

Fair value methods and assumptions

The fair value of financial instruments traded in an organised financial market are measured at the applicable quoted prices, adjusted for any transaction costs necessary to realise the assets or settle the liabilities.

The fair value of financial instruments not traded in an organised financial market, is determined using a variety of methods and assumptions that are based on market conditions and risk existing at balance sheet date, including independent appraisals and discounted cash flow methods. The fair value determined is adjusted for any transaction costs necessary to realise the assets or settle the liabilities.

The carrying amounts of financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values due to the short-term trading cycle of these items.

Offset

Where a legally enforceable right of offset exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

Agriculture

The group's plantations are classified as biological assets. These assets are measured on initial recognition and at each balance sheet date at its fair value less estimated closure point-of-sale costs. Gains and losses arising from changes in the fair value of the plantations are recorded in net profit or loss for the period in which it arises. This is a change in accounting policy. Previously plantations were carried at cost.

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
REGISTRATION NUMBER: 1998/003951/06
GROUP ANNUAL FINANCIAL STATEMENTS
30 June 2003

INCOME STATEMENT

	Notes	2003	2002	2001
		for the year ended 30 June 2003		
			R'000	
Revenue		9,948,595	8,207,936	5,773,532
Cost of sales		6,086,660	5,146,897	3,678,615
Gross profit		3,861,935	3,061,039	2,094,917
Sundry income		176,867	248,264	201,980
Gain on disposal of trademarks		—	—	179,283
Distribution costs		614,127	590,905	453,726
Foreign exchange (losses) gains		(177,195)	100,811	122,800
Salaries and wages		798,914	828,962	640,383
Operating expenses		1,337,304	1,113,796	779,624
Goodwill amortisation and other impairment write-offs		75,663	60,552	37,531
Discontinued operations	34	37,362	83,171	44,384
Operating income	1	998,237	732,728	643,332
Finance costs	2	197,397	130,190	110,716
Income from investments	3	76,216	50,891	64,068
Income before taxation		877,056	653,429	596,684
Taxation	4	97,950	52,609	27,130
Net income after taxation		779,106	600,820	569,554
Share of associate companies' retained income		91,056	55,964	38,111
Loss attributable to outside shareholders		2,881	1,809	1,819
Earnings attributable to ordinary shareholders		873,043	658,593	609,484
Basic earnings per share (cents)	5	93	76	74
As previously stated		93	76	78
Change in accounting policy		—	—	(4)
Fully diluted earnings per share (cents)	5	90	74	71
As previously stated		90	74	77
Change in accounting policy		—	—	(6)
Headline earnings per share (cents)	5	105	91	64
As previously stated		105	93	67
Change in accounting policy and adoption of circular 7/2002		—	(2)	(3)
Fully diluted headline earnings per share (cents)	5	101	88	62
Dividend per share (cents)	6	18	15	12
Dividend cover (times)		5	5	6

Note: The current year change in accounting policy has no significant impact on the above earnings per share calculations.

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
REGISTRATION NUMBER: 1998/003951/06
GROUP ANNUAL FINANCIAL STATEMENTS
30 June 2003

BALANCE SHEET

	Notes	2003	2002	2001
		as at 30 June 2003		
			R'000	
ASSETS				
Non-current assets				
Intangible assets and goodwill	7	326,949	415,364	26,241
Property, plant and equipment	8	2,202,233	2,316,060	1,555,976
Interest in associate companies	9	794,118	760,486	343,204
Interest in joint venture companies	10	—	—	—
Investments and loans	11	386,247	485,623	202,986
Deferred taxation assets	12	33,750	5,727	9,541
		3,743,297	3,983,260	2,137,948
Current assets				
Foreign currency assets	13	150,989	88,494	202,328
Inventories	14	893,754	1,109,204	768,409
Accounts receivable	15	2,352,807	2,378,130	1,682,585
Short-term loans	16	370,066	—	40
Taxation receivable		10,879	36,972	6,335
VAT receivable		116,883	148,757	6,423
Funds on call and deposit		198,597	48	423
Bank balances and cash		1,655,254	892,036	915,097
		5,749,229	4,653,641	3,581,640
Total assets		9,492,526	8,636,901	5,719,588
EQUITY AND LIABILITIES				
Capital and reserves				
Share capital and premium	17	2,253,603	2,155,425	1,681,887
Reserves	18	2,688,583	2,228,944	1,215,387
Ordinary shareholders' equity		4,942,186	4,384,369	2,897,274
Outside shareholders' interest	19	14,782	28,073	10,037
Non-current liabilities				
Long-term liabilities	20	1,646,779	984,684	713,973
Deferred taxation liabilities	12	44,360	7,223	4,529
		1,691,139	991,907	718,502
Current liabilities				
Accounts payable	21	1,567,581	1,854,209	1,193,712
Foreign currency liabilities	13	4,614	1,409	187
Short-term liabilities	22	693,441	705,828	662,404
Taxation payable		31,887	73,283	26,532
VAT payable		9,421	23,706	82,184
Shareholders for dividend		192	—	—
Bank overdrafts		537,283	574,117	128,756
		2,844,419	3,232,552	2,093,775
Total equity and liabilities		9,492,526	8,636,901	5,719,588
Net asset value per share (cents)		522	484	349
As previously stated		—	483	363
Change in accounting policy		—	1	(14)

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
REGISTRATION NUMBER: 1998/003951/06
GROUP ANNUAL FINANCIAL STATEMENTS
30 June 2003

STATEMENT OF CHANGES IN EQUITY
for the year ended 30 June 2003

	Share capital and premium	Non-distributable reserves	Distributable reserves	Total
		R'000		
Balance at 30 June 2000 as previously stated	1,583,778	39,884	579,901	2,203,563
Change in accounting policy	—	(2,813)	(78,532)	(81,345)
Balance at 30 June 2000 restated	1,583,778	37,071	501,369	2,122,218
Earnings attributable to ordinary shareholders	—	—	609,484	609,484
As previously stated	—	—	644,183	644,183
Change in accounting policy	—	—	(34,699)	(34,699)
Dividends	—	—	(2,883)	(2,883)
Issue of share capital (note 17)	98,109	—	—	98,109
Foreign currency translation reserve	—	70,346	—	70,346
As previously stated	—	70,828	—	70,828
Change in accounting policy	—	(482)	—	(482)
Share of associate companies' retained earnings transferred to non-distributable reserves	—	32,501	(32,501)	—
Balance at 30 June 2001	1,681,887	139,918	1,075,469	2,897,274
Earnings attributable to ordinary shareholders	—	—	658,593	658,593
Dividends	—	—	(26,694)	(26,694)
Issue of share capital (note 17)	473,538	—	—	473,538
Increase in foreign currency translation reserve	—	381,658	—	381,658
Share of associate companies' retained earnings transferred to non-distributable reserves	—	55,964	(55,964)	—
Transfer to distributable reserves	—	(95)	95	—
Balance at 30 June 2002	2,155,425	577,445	1,651,499	4,384,369
Earnings attributable to ordinary shareholders	—	—	873,043	873,043
Dividends	—	—	(16,955)	(16,955)
Issue of share capital (note 17)	98,178	—	—	98,178
Decrease in foreign currency translation reserve	—	(378,696)	—	(378,696)
Acquisition of the remainder of shares of an associate company	—	(1,248)	—	(1,248)
Share of associate companies' retained earnings transferred to non-distributable reserves	—	66,320	(66,320)	—
Reserves released to income	—	(12,033)	(4,472)	(16,505)
Balance at 30 June 2003	2,253,603	251,788	2,436,795	4,942,186

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
REGISTRATION NUMBER: 1998/003951/06
GROUP ANNUAL FINANCIAL STATEMENTS
30 June 2003

CASH FLOW STATEMENT

	Notes	2003	2002	2001
		for the year ended 30 June 2003		
			R'000	
CASH FLOWS FROM OPERATING ACTIVITIES				
Cash generated from operations	26	898,265	955,011	733,923
Dividends received		17,230	7,506	5,610
Interest received		76,216	50,891	64,068
Interest paid		(197,397)	(130,190)	(110,716)
Dividends paid		(16,763)	(26,694)	(17,365)
Taxation paid	27	(85,728)	(59,457)	(43,192)
Net cash inflow from operating activities		691,823	797,067	632,328
CASH FLOWS FROM INVESTING ACTIVITIES				
Additions to property, plant and equipment		(585,237)	(406,129)	(223,297)
Proceeds from sale of property, plant and equipment		133,899	178,443	64,506
Proceeds on sale of trademarks		—	—	12,919
Net cash flow on acquisition of subsidiary companies	28	(17,822)	(595,116)	(41,134)
Net cash flow on disposal of subsidiary companies	29	(8,175)	(1,110)	—
Increase in investments and loans and short-term loans		(300,794)	(191,412)	(88,229)
Net increase in interest in joint venture		—	—	56,329
Net increase in interest in associate companies		(34,060)	(364,752)	(124,002)
Payment to outside shareholders		—	—	(4,487)
Net cash outflow from investing activities		(812,189)	(1,380,076)	(347,395)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds on issue of share capital	30	129,383	465,391	98,109
Treasury shares bought back		(37,674)	—	—
(Decrease)/increase in bank overdrafts		(36,834)	445,361	(49,827)
Net increase in long-term liabilities		820,948	45,549	450,683
Net increase/(decrease) in short-term liabilities		117,810	(202,795)	(271,780)
Net cash inflow from financing activities		993,633	753,506	227,185
NET INCREASE IN CASH AND CASH EQUIVALENTS		873,267	170,497	512,118
Cash and cash equivalents at beginning of year		979,169	1,117,661	633,224
Effects of exchange rate changes on cash and cash equivalents		147,790	(308,989)	(27,681)
CASH AND CASH EQUIVALENTS AT END OF YEAR	31	2,000,226	979,169	1,117,661
The R498 million proceeds received on the disposal of the majority of the trademarks of Steinhoff Africa is included in the cash flow as follows:				
Cash flows from operating activities:				
Capital gain		—	—	179,283
Cash flows from financing activities:				
Increase in long-term liabilities		—	—	287,250
Increase in short-term liabilities		—	—	31,218
		—	—	497,751

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
REGISTRATION NUMBER: 1998/003951/06
GROUP ANNUAL FINANCIAL STATEMENTS
30 June 2003

SEGMENTAL INFORMATION
for the year ended 30 June 2003

Business and Geographical Segments

The segment information set out below is based on the requirements of the South African Statement of Generally Accepted Accounting Practice AC115 — Segment Reporting.

Business segments

For management purposes, the group is currently organised into two operating divisions — Manufacturing and Wholesale & distribution. These divisions are the basis on which the group reports its primary segment information.

Principal activities are as follows:

Manufacturing — manufacturing of household goods

Wholesale & distribution — warehousing, wholesaling and distribution of household goods.

Segment information about these businesses is presented below.

Year ended 30 June 2003	Manufacturing	Wholesale & distribution	Total
		R'000	
Revenue	7,260,028	2,688,567	9,948,595
Income before interest, taxation, discontinued operations and impairment write-offs, including share of associate companies' income	845,847	358,149	1,203,996
Net assets	3,517,335	1,424,851	4,942,186

Year ended 30 June 2002	Manufacturing	Wholesale & distribution	Total
		R'000	
Revenue	6,154,814	2,053,122	8,207,936
Income before interest, taxation, discontinued operations and impairment write-offs, including share of associate companies' income	636,666	280,263	916,929
Net assets	3,288,639	1,095,730	4,384,369

Year ended 30 June 2001	Manufacturing	Wholesale & distribution	Total
		R'000	
Revenue	4,087,206	1,686,326	5,773,532
Profit before interest, taxation, gain on disposal of trademarks, discontinued operations and impairment write-offs, including share of associate companies' income	459,995	142,367	602,362
Net assets	2,318,670	578,604	2,897,274

Geographical segments

The group's operations are located in Southern Africa, Western Europe, Eastern Europe and Australia.

Year ended 30 June 2003	Southern Africa	Western Europe	Eastern Europe	Australia	Total
			R'000		
Revenue	2,668,211	4,397,709	2,381,148	501,527	9,948,595
Income before interest, taxation, discontinued operations and impairment write-offs, including share of associate companies' income	236,272	569,319	378,596	19,809	1,203,996
Net assets	1,289,669	2,689,540	901,295	61,682	4,942,186

Year ended 30 June 2002	Southern Africa	Western Europe	Eastern Europe	Australia	Total
			R'000		
Revenue	2,502,161	3,589,038	1,820,556	296,181	8,207,936
Income before interest, taxation, discontinued operations and impairment write-offs, including share of associate companies' income	226,230	413,391	267,273	10,035	916,929
Net assets	1,227,305	2,417,465	657,435	82,164	4,384,369

Year ended 30 June 2001	Southern Africa	Western Europe	Eastern Europe	Australia	Total
			R'000		
Revenue	2,254,691	2,029,069	1,439,036	50,736	5,773,532
Profit before interest, taxation, capital gain on disposal of trademarks, discontinued operations and impairment write-offs, including share of associate companies' income	177,710	282,131	139,388	3,133	602,362
Net assets	1,278,052	1,345,894	262,286	11,042	2,897,274

Profit before interest, taxation, capital gain on disposal of trademarks, discontinued operations and impairment write-offs including share of associate companies' income is reconciled to operating income as follows:

	2003	2002	2001
		R'000	
Profit before interest, taxation, capital gain on disposal of trademarks, discontinued operations and impairment write-offs including share of associate companies' income	1,203,996	916,929	602,362
(Loss)/profit on disposal of fixed assets	(4,977)	17,295	(16,468)
Profit on disposal of businesses	2,207	—	—
Headline adjustment to associate income	3,973	—	—
Less: Share of associate companies' income	(91,056)	(55,964)	(38,111)
Less: Loss attributable to outside shareholders	(2,881)	(1,809)	(1,819)
Less: Goodwill and other impairment write-offs	(75,663)	(60,552)	(37,531)
Less: Discontinued operations	(37,362)	(83,171)	(44,384)
Plus: Capital gain on disposal of trademarks	—	—	179,283
Operating income per income statement	998,237	732,728	643,332

Capital expenditure and depreciation per segment

Due to the structure and nature of activities of the group, capital expenditure and depreciation are managed on a group basis, which facilitates efficient and effective utilisation of group assets.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

1. OPERATING INCOME

	for the year ended 30 June 2003		
	2003	2002	2001
		R'000	
Operating income is stated after taking account of the following items			
1.1 Auditors' remuneration			
• Audit fees	21,900	12,091	8,271
• Other fees	3,467	6,685	3,886
• Expenses	91	58	19
• Underprovision in prior year	1,103	1,355	948
	26,561	20,189	13,124

1.2 Directors' emoluments

Executive directors — remuneration

	2003			
	Basic salaries	Bonuses	Company contributions and expense allowances	Total
		R'000		
B E Steinhoff	5,178	—	—	5,178
N W Steinhoff	1,930	—	94	2,024
M J Jooste	1,350	1,500	200	3,050
D M van der Merwe	909	1,500	172	2,581
F J Nel	372	1,000	78	1,450
	9,739	4,000	544	14,283

	2002			
	Basic salaries	Bonuses	Company contributions and expense allowances	Total
		R'000		
B E Steinhoff	4,599	—	—	4,599
N W Steinhoff	1,845	—	90	1,935
M J Jooste	717	—	73	790
D M van der Merwe	440	—	62	502
F J Nel	349	—	69	418
	7,950	—	294	8,244

Offer date:	Initial offer September 1998	Subsequent offers July 2000	Offers awarded in 2002 July 2001	Offers awarded in 2003	Total
Executive directors — share rights					
B E Steinhoff	—	289,600	43,200	—	332,800
N W Steinhoff	600,000	289,600	43,200	—	932,800
M J Jooste	60,000	289,600	43,200	—	392,800
D M van der Merwe	85,500	289,600	43,200	—	418,300
F J Nel	60,000	216,000	38,400	—	314,400
	805,500	1,374,400	211,200	—	2,391,100

All initial offers were at nominal value, all subsequent offers were at 540 cents per share and all offers awarded in 2002 were at 528 cents per share.

The deferred delivery date is three years from the above offer date maturing at 20% per annum.

	Fees as directors		
	2003	2002	2001
		R'000	
Non-executive directors — remuneration			
D E Ackerman	140	95	61
C E Daun*	80	—	—
D Konar	145	95	71
K J Grove*	80	45	—
F A Sonn	75	—	—
J F Mouton*	75	—	—
J N S du Plessis*	75	—	—
	670	235	132

* Paid to various companies as management fees

Offer date:	Initial offer September 1998	Subsequent offers July 2000	Offers awarded in 2002 July 2001	Offers awarded in 2003	Total
Non-executive directors — share rights					
D E Ackerman	60,000	289,600	43,200	—	392,800
C E Daun	—	289,600	43,200	—	332,800
D Konar	60,000	289,600	43,200	—	392,800
K J Grove	—	289,600	43,200	—	332,800
J F Mouton	—	—	—	—	—
F A Sonn	—	—	—	—	—
J N S du Plessis	—	—	—	—	—
	120,000	1,158,400	172,800	—	1,451,200

All initial offers were at nominal value, all subsequent offers were at 540 cents per share and all offers awarded in 2002 were at 528 cents per share.

The deferred delivery date is three years from the above offer date maturing at 20% per annum.

	2003	2002	2001
		R'000	
Paid by:			
• Company	670	235	132
• Subsidiary companies	14,283	8,244	4,171
	14,953	8,479	4,303

No breakdown per director of 2001 directors' emoluments is presented due to a management arrangement between the group and Stafric Investments and Management Services (Proprietary) Limited. This arrangement was terminated with effect of 28 February 2001 after which the management team was employed directly by the group.

	2003	2002	2001
1.3 Fees paid for services			
• Administrative	17,277	10,813	6,454
• Managerial	5,456	7,504	11,605
• Technical, consultancy and "know-how"	4,819	6,002	7,475
• Secretarial	1,039	986	465
	28,591	25,305	25,999
1.4 Net foreign exchange profit			
• Net gains/(losses) on foreign currency assets/ liabilities	183,636	(260,623)	31,820
• Foreign exchange (losses)/gains excluding effect of foreign currency asset/liability	(360,831)	361,434	90,980
	(177,195)	100,811	122,800
1.5 Depreciation			
• Buildings	49,264	43,599	33,329
• Plant and machinery	75,489	67,100	52,217
• Motor vehicles	11,400	10,563	8,316
• Capitalised leased assets	28	31	164
• Leasehold improvements	771	520	358
• Office and computer equipment, furniture and other assets	54,906	41,750	37,766
	191,858	163,563	132,150
1.6 Impairment			
• Property, plant and equipment	37,977	24,003	—
• Trademarks	5,954	—	—
• Goodwill	—	—	23,359
• Other	303	—	5,547
	44,234	24,003	28,906
1.7 Amortisation of goodwill	31,429	36,549	8,625

	2003	2002	2001
		R'000	
1.8 Operating lease charges			
• Property	64,573	86,592	30,149
• Plant, equipment, vehicles and other	42,963	22,603	14,013
	107,536	109,195	44,162
1.9 Decrease/(increase) in pension fund surplus asset	2,359	(18,888)	—
1.10 Settlement of post-retirement medical aid liability	—	1,673	2,940
1.11 Research and development costs	10,366	10,752	7,854
1.12 (Loss)/profit on disposal of property, plant and equipment			
• Land and buildings	58	(4,332)	(4,159)
• Plant and machinery	(2,877)	7,740	(3,421)
• Motor vehicles	(395)	11,158	(3,114)
• Leasehold improvements	(3)	(70)	24
• Leased premises	1,967	—	—
• Office and computer equipment, furniture and other assets	(3,727)	2,799	(5,798)
	(4,977)	17,295	(16,468)
1.13 Profit on disposal of businesses	2,207	1,876	—
1.14 Post-retirement benefit expenses:			
• Pension fund contributions (defined benefit plans)	4,672	2,640	2,732
• Provident fund contributions (defined contribution plans)	27,161	22,560	18,867
• Post-retirement medical aid contributions (made for retired employees)	—	244	2,626
	31,833	25,444	24,225

2. FINANCE COSTS

	2003	2002	2001
Interest paid			
• Loans	40,773	28,796	31,038
• Bank overdrafts	153,506	95,201	75,577
• Lease liabilities	38	342	3,842
• Other	3,080	5,851	259
	197,397	130,190	110,716

3. INCOME FROM INVESTMENTS

	2003	2002	2001
		R'000	
Dividends received: Unlisted investments	4,474	—	—
Interest received: Bank balances and loans receivable	64,271	49,015	64,068
Interest received: Associate companies	7,471	—	—
Profit on sale of investments	—	1,876	—
	76,216	50,891	64,068

4. TAXATION

4.1 Taxation charge

	2003	2002	2001
Current year:			
• South African normal taxation	3,710	4,369	5,857
• South African deferred taxation	(705)	39,201	(3,550)
• Foreign normal taxation	69,878	43,056	32,386
• Foreign deferred taxation	25,777	5,337	(9,311)
	98,660	91,963	25,382
Adjustment to prior year's taxation:			
• South African normal taxation	1,143	2,346	3,233
• South African deferred taxation	(1,902)	(42,243)	(1,845)
• Foreign normal taxation	—	(2,686)	—
	(759)	(42,583)	1,388
Secondary tax on companies:			
• Current year	49	3,032	360
• Prior year	—	197	—
	49	3,229	360
	97,950	52,609	27,130

4.2 Reconciliation of rate of taxation

The effective rate of taxation for the group is lower than the standard rate of taxation mainly as a result of the utilisation of tax losses in subsidiary companies, favourable tax dispensations granted to foreign subsidiaries, lower statutory tax rates of foreign subsidiaries and permanent differences between taxable and accounting profits.

4.3 Tax losses

	2003	2002	2001
The estimated tax losses available for set-off against future taxable income are as follows:	289,275	261,378	255,285

5. EARNINGS PER SHARE

5.1 Basic

Basic earnings per share of 93 cents (2002: 76 cents) (2001: 74 cents) are based on earnings attributable to shareholders of R873,043,000 (2002: R658,593,000) (2001: R609,484,000) and is calculated using the weighted average number of shares in issue during the year of 939,969,336 (2002: 864,753,723) (2001: 822,129,343).

5.2 Diluted

Fully diluted earnings per share of 90 cents (2002: 74 cents) (2001: 71 cents) are based on 970,455,140 (2002: 895,700,852) (2001: 855,129,210) shares, and calculated on the earnings attributable to shareholders, representing a dilution of 3% (2002: 3%) (2001: 4%) in earnings per share stated in 5.1 above. This calculation does not recognise any funds to be received from the exercise of allocated rights or any projected growth in attributable earnings arising from such additional funds, which could compensate for any dilution in earnings per share.

5.3 Headline

Headline earnings per share of 105 cents (2002: 91 cents) (2001: 64 cents) are based on the headline earnings of R984,865,000 (2002: R785,021,000), (2001: R528,584,000) and calculated using the weighted average number of shares in issue during the year of 939,969,336 (2002: 864,753,723) (2001: 822,129,343).

	2003	2002	2001
		R'000	
Headline earnings is reconciled to earnings attributable to shareholders as follows:			
Earnings attributable to ordinary shareholders	873,043	658,593	609,484
Adjusted for:			
• Capital gain on disposal of trademarks	—	—	(179,283)
• Discontinued operations of South African manufacturing plants	18,090	29,324	—
• Discontinued operations of German manufacturing plants	19,272	53,847	44,384
• Goodwill and other impairment write-offs	75,663	60,552	37,531
• Loss/(profit) on disposal of property, plant and equipment	4,977	(17,295)	16,468
• Profit on disposal of businesses	(12,000)	—	—
• Loss on disposal of businesses	9,793	—	—
• Goodwill amortisation included in associate company income	4,590	—	—
• Negative goodwill amortisation included in associate company income	(8,670)	—	—
• Loss on disposal of property, plant and equipment included in associate company income	107	—	—
Headline earnings	984,865	785,021	528,584

5.4 Diluted

Fully diluted headline earnings per share of 101 cents (2002: 88 cents) (2001: 62 cents) are based on 970,455,140 (2002: 895,700,852) (2001: 855,129,210) shares, and calculated on the headline earnings attributable to shareholders, representing a dilution of 4% (2002: 3%) (2001: 3%) in headline earnings per share stated in 5.3 above. This calculation does not recognise any funds to be received from the exercise of allocated rights or any projected growth in attributable earnings arising from such additional funds, which could compensate for any dilution in earnings per share.

6. DIVIDENDS PER SHARE

A capitalisation share award is awarded to shareholders registered at the close of business on 7 November 2003, with shareholders having the right to elect to receive instead a final cash dividend of 18 cents (2002: 15 cents) (2001: 12 cents) per share.

Shareholders receiving the capitalisation award will be issued new ordinary shares in the company. The number of shares to which shareholders are entitled will be determined by multiplying the number of ordinary shares held by the ratio. The ratio will be arrived at by multiplying 18 cents per share by a factor of 1,17647 and dividing by the issue price of the shares to be issued. The factor of 1,17647 has been determined with a view to take into account any Capital Gains Tax ("CGT") that a shareholder who elects the capitalisation share award may incur on the shares received in terms of such award for no consideration. This factor results in the capitalisation shares being issued at a discount of 15% to the applicable market price, which percentage is equal to the effective CGT rate payable by corporate taxpayers.

The new shares to be issued will be issued as fully paid shares of 0,5 cents each at an issue price to be determined, by way of capitalisation of part of the company's reserves, and will rank equal in all respects with the shares then in issue.

7. INTANGIBLE ASSETS AND GOODWILL

		2003	2002	2001
			R'000	
7.1	Goodwill			
	Cost:			
	At beginning of year	470,089	34,994	30,000
	Arising at acquisition of subsidiary	22,391	352,254	8,359
	Exchange differences	(92,596)	68,342	503
	Reclassified from property, plant and equipment	—	14,499	34,491
	Impairment write-off	—	—	(23,359)
	Disposal of contracts	—	—	(15,000)
	At end of year	399,884	470,089	34,994
	Amortisation:			
	At beginning of year	(54,725)	(8,753)	—
	Exchange differences	13,219	(9,423)	(128)
	Current year	(31,429)	(36,549)	(8,625)
	At end of year	(72,935)	(54,725)	(8,753)
	Total goodwill	326,949	415,364	26,241
7.2	Trademarks			
	Cost:			
	At beginning of year	3,000	3,000	3,000
	Acquired on acquisition of subsidiary	5,954	—	—
	At end of year	8,954	3,000	3,000
	Amortisation and impairment:			
	At beginning of year	(3,000)	(3,000)	(2,717)
	Current year	—	—	(283)
	Impairment	(5,954)	—	—
	At end of year	(8,954)	(3,000)	(3,000)
	Total trademarks	—	—	—
	Total intangible assets and goodwill	326,949	415,364	26,241

8. PROPERTY, PLANT AND EQUIPMENT

2003

Cost/Fair value	Opening balance	Additions	Disposals	Subsidiaries acquired (disposed)	Reclassi-fication	Fair value adjustment	Exchange differences	Impairment	Intergroup purchases (disposals)	Closing balance
					R'000					
Land and buildings	1,738,007	309,371	(50,813)	56,820	8,899	—	(372,178)	—	(10)	1,690,096
Plantations (fair value)	4,678	—	—	—	—	515	—	—	—	5,193
Plant and machinery	1,054,567	125,558	(44,411)	16,366	(21,415)	—	(146,398)	(5,670)	(11,774)	966,823
Motor vehicles	82,431	17,178	(24,435)	6,925	7,243	—	(10,792)	—	(12)	78,538
Capitalised lease assets	345	—	—	—	—	—	—	—	—	345
Leasehold improvements	13,906	2,966	(1,369)	1,765	(152)	—	(1)	(228)	(144)	16,743
Office and computer equipment, furniture and other assets	539,623	149,456	(108,356)	39,202	9,907	—	(96,797)	(23,788)	(195)	509,052
	3,433,557	604,529	(229,384)	121,078	4,482	515	(626,166)	(29,686)	(12,135)	3,266,790

Accumulated depreciation	Opening balance	Current year charge	Disposals	Subsidiaries (acquired) disposed	Reclassi-fication	Fair value adjustment	Exchange differences	Impairment	Intergroup (purchases) disposals	Closing balance
					R'000					
Land and buildings	(241,981)	(49,264)	2,674	(11,119)	(367)	—	59,843	—	10	(240,204)
Plant and machinery	(530,430)	(75,489)	33,216	(27,213)	13,794	—	98,175	1,234	11,774	(474,939)
Motor vehicles	(40,750)	(11,400)	15,955	(4,387)	(3,484)	—	6,612	—	12	(37,442)
Capitalised lease assets	(68)	(28)	—	—	—	—	—	—	—	(96)
Leasehold improvements	(2,757)	(771)	907	(1,509)	—	—	1	192	144	(3,793)
Office and computer equipment, furniture and other assets	(301,511)	(54,906)	37,756	(28,912)	(14,425)	—	63,437	(9,717)	195	(308,083)
	(1,117,497)	(191,858)	90,508	(73,140)	(4,482)	—	228,068	(8,291)	12,135	(1,064,557)

2002	Opening balance	Additions	Disposals	Subsidiaries acquired (disposed)	Reclassi-fication	Reclassified to goodwill	Exchange differences	Impairment	Intergroup purchases (disposals)	Closing balance
	R'000									
Cost/Fair value										
Land and buildings	1,098,879	71,715	(50,397)	138,663	25,266	(14,499)	468,421	—	(41)	1,738,007
Plantations (fair value)	4,678	—	—	—	—	—	—	—	—	4,678
Plant and machinery	734,265	160,350	(132,948)	177,003	8,754	—	113,997	—	(6,854)	1,054,567
Motor vehicles	77,040	13,375	(30,776)	4,178	3,530	—	15,381	—	(297)	82,431
Capitalised lease assets	1,324	—	—	(979)	—	—	—	—	—	345
Leasehold improvements	19,192	5,130	(8,164)	—	(3,943)	—	1,628	—	63	13,906
Office and computer equipment, furniture and other assets	283,195	179,562	(63,631)	92,549	(33,764)	—	105,382	(24,003)	333	539,623
	2,218,573	430,132	(285,916)	411,414	(157)	(14,499)	704,809	(24,003)	(6,796)	3,433,557

	Opening balance	Current year charge	Disposals	Subsidiaries acquired (disposed)	Reclassi-fication	Reclassified to goodwill	Exchange differences	Impairment	Intergroup (purchases) disposals	Closing balance
	R'000									
Accumulated depreciation										
Land and buildings	(146,242)	(43,599)	10,258	(18,288)	(1,152)	—	(42,960)	—	2	(241,981)
Plant and machinery	(325,649)	(67,100)	57,576	(128,520)	(3,787)	—	(69,442)	—	6,492	(530,430)
Motor vehicles	(35,276)	(10,563)	16,131	(2,811)	3,144	—	(11,650)	—	275	(40,750)
Capitalised lease assets	(660)	(31)	—	623	—	—	—	—	—	(68)
Leasehold improvements	(1,304)	(520)	14	—	(945)	—	(3)	—	1	(2,757)
Office and computer equipment, furniture and other assets	(153,466)	(41,750)	40,789	(81,876)	2,897	—	(68,131)	—	26	(301,511)
	(662,597)	(163,563)	124,768	(230,872)	157	—	(192,186)	—	6,796	(1,117,497)

2001	Opening balance	Additions and transfers	Disposals	Subsidiaries acquired (disposed)	Reclassification	Reclassified to goodwill and fair value adjustment	Exchange differences	Impairment	Intergroup purchases (disposals)	Closing balance
					R'000					
Cost/Fair value										
Land and buildings	931,618	38,603	(9,030)	—	32,121	—	105,569	—	(2)	1,098,879
Plantations (fair value)	3,210	—	—	—	—	1,468	—	—	—	4,678
Plant and machinery	654,738	79,224	(49,642)	7,787	22,691	—	51,878	—	(32,411)	734,265
Motor vehicles	110,965	17,209	(64,848)	20,546	1,612	—	(6,135)	—	(2,309)	77,040
Capitalised lease assets	7,610	—	(134)	—	(6,152)	—	—	—	—	1,324
Leasehold improvements	11,562	10,383	(289)	289	(2,540)	—	251	—	(464)	19,192
Office and computer equipment, furniture and other assets	284,490	77,878	(20,173)	2,435	(46,740)	(34,491)	23,322	—	(3,526)	283,195
	2,004,193	223,297	(144,116)	31,057	992	(33,023)	174,885	—	(38,712)	2,218,573

	Opening balance	Current year charge	Disposals	Subsidiaries acquired (disposed)	Reclassification	Reclassified to goodwill and fair value adjustment	Exchange differences	Impairment	Intergroup (purchases) disposals	Closing balance
					R'000					
Accumulated depreciation										
Land and buildings	(97,373)	(33,329)	2,719	—	(1,264)	—	(16,997)	—	2	(146,242)
Plant and machinery	(303,586)	(52,217)	26,812	—	(288)	—	(28,781)	—	32,411	(325,649)
Motor vehicles	(42,988)	(8,316)	19,847	(3,246)	(629)	—	(2,253)	—	2,309	(35,276)
Capitalised lease assets	(1,641)	(164)	91	—	1,054	—	—	—	—	(660)
Leasehold improvements	(2,404)	(358)	53	(24)	965	—	—	—	464	(1,304)
Office and computer equipment, furniture and other assets	(121,491)	(37,766)	13,620	(655)	(830)	—	(9,870)	—	3,526	(153,466)
	(569,483)	(132,150)	63,142	(3,925)	(992)	—	(57,901)	—	38,712	(662,597)

	2003	2002	2001
		R'000	
Net book value			
Land and buildings	1,449,892	1,496,026	952,637
Plantations	5,193	4,678	4,678
Plant and machinery	491,884	524,137	408,616
Motor vehicles	41,096	41,681	41,764
Capitalised lease assets	249	277	664
Leasehold improvements	12,950	11,149	17,888
Office and computer equipment, furniture and other assets	200,969	238,112	129,729
	2,202,233	2,316,060	1,555,976

Details of land and buildings are available at the registered office of the company.

Assets with a book value of R574,829,000 (2002: R581,190,000) (2001: R380,464,000) are encumbered as set out in note 20.

Property, plant and equipment, with the exception of motor vehicles and land, are insured at approximate cost of replacement. Motor vehicles are insured at market value.

Certain categories of assets were reclassified to bring the classification in line with the current year's disclosure.

9. INTEREST IN ASSOCIATE COMPANIES

	2003	2002	2001
Shares at cost less amounts written-off			
• Unitrans Limited	430,756	428,725	228,163
• PG Bison Holdings (Proprietary) Limited	134,140	134,140	—
• Loungefoam (Proprietary) Limited (*)	—	—	—
• Ukraine Polster Design GmbH, Leder und Classic Polstermöbelfabrick GmbH, Kompania Kijanka – Steinhoff GmbH and @ Work Holdings (Proprietary) Limited	—	3,557	2,377
	564,896	566,422	230,540
Attributable share of post-acquisition retained earnings			
• At beginning of year	99,472	48,122	15,603
• Exchange differences	(446)	2,892	18
• Associates converted to subsidiaries	(6,247)	—	—
• Current year share of income	91,056	55,964	38,111
• Dividends received	(17,230)	(7,506)	(5,610)
At end of year	166,605	99,472	48,122
Loans due by associate companies	62,617	94,592	64,542
	794,118	760,486	343,204

During the year the group acquired the remainder of the issued shares of Ukraine Polster Design GmbH, Leder und Classic Polstermöbelfabrick GmbH, Kompania Kijanka — Steinhoff GmbH and @ Work Holdings (Proprietary) Limited, which resulted in these entities becoming subsidiaries.

* Amounts less than R1,000

	Percentage Holding			Carrying value		
	2003	2002	2001	2003	2002	2001
		%			R'000	
Listed:						
• Unitrans Limited	26.1	26.0	14.4	538,287	513,227	274,601
Shares				430,756	428,725	228,163
Post-acquisition earnings				107,471	67,994	31,640
Loans				60	16,508	14,798
Unlisted:						
• PG Bison Holdings (Proprietary) Limited	34.9	34.9	—	217,238	173,830	—
• Loungefoam (Proprietary) Limited	33.3	33.3	33.3	38,593	11,505	12,131
• Longhaul Properties Wadeville (Proprietary) Limited	—	45.0	45.0	—	855	1,843
• Ukraine Polster Design GmbH, Leder und Classic Polstermöbelfabrick GmbH and Kompania Kijanka — Steinhoff GmbH	—	50.0	50.0	—	9,000	4,929
• @ Work Holdings (Proprietary) Limited	—	40.0	40.0	—	52,069	49,700
				794,118	760,486	343,204

13,100,394 of the 19,956,784 shares that Steinhoff Africa Holdings (Proprietary) Limited held in Unitrans Limited as at year end, have been pledged as security for the long-term licence fee liability (see note 20).

	2003	2002	2001
		R'000	
Market value of listed investment including directors' valuation of loan	426,138	431,243	288,324
Directors' valuation of unlisted investments	255,831	247,259	68,603
	681,969	678,502	356,927

The directors are of the opinion that the diminution in the value of the listed investment is not of a permanent nature and have therefore not provided for any impairment of the carrying value of their interests.

Nature of businesses:

Unitrans Limited: Transportation and freight services
PG Bison Holdings (Proprietary) Limited: Manufactures particleboard
Loungefoam (Proprietary) Limited: Manufactures foam products

Aggregate financial information in respect of associate companies:

	2003	2002	2001
Balance Sheets		R'000	
Assets			
• Property, plant and equipment	1,240,654	1,149,852	747,017
• Net current assets	427,135	367,435	224,544
• Deferred taxation	25,145	36,689	6,860
• Other assets	174,031	257,477	171,768
	1,866,965	1,811,453	1,150,189
Equity and liabilities			
• Share capital and reserves	1,531,388	1,431,041	928,868
• Long-term liabilities	145,445	243,229	114,609
• Deferred taxation	151,458	137,183	106,712
• Outside shareholders	38,674	—	—
	1,866,965	1,811,453	1,150,189
Income statements			
Revenue	8,684,084	7,276,589	5,426,151
Income before taxation	464,051	389,887	262,836
Taxation	(112,683)	(94,761)	(49,330)
Net income after taxation	351,368	295,126	213,506

10. INTEREST IN JOINT VENTURE COMPANIES

	Percentage Holding		
	2003	2002	2001
		%	
Roadway Logistics (Proprietary) Limited	50	50	50
The Smart Shed (Proprietary) Limited	50	—	—
La-Z-Boy Europe BV	50	—	—
Van den Bosch Beheer BV	50	50	50

Nature of businesses:

Roadway Logistics (Proprietary) Limited: Logistics, warehousing and distribution

The Smart Shed (Proprietary) Limited: Supply-chain logistics management

La-Z-Boy Europe BV: Manufacturing of recliner chairs

Van den Bosch Beheer BV: Wholesale and distribution of household goods

The proportionate share of the financial information of the joint ventures consolidated are as follows:

	2003	2002	2001
		R'000	
Assets and liabilities			
• Property, plant and equipment	116,414	90,647	65,917
• Investments and loans	1,183	8,037	5,430
• Goodwill	11,338	—	—
• Current assets	226,394	244,209	145,001
• Current liabilities	(181,518)	(162,024)	(79,598)
• Long-term liabilities	(52,363)	(59,827)	(62,238)
Revenues and expenditure			
• Revenue	656,129	626,960	437,275
• Expenses	(600,119)	(568,275)	(421,281)
• Net profit before closure cost	56,010	58,685	15,994
• Closure cost	—	(18,016)	—
• Net profit before taxation	56,010	40,669	15,994

11. INVESTMENTS AND LOANS

	2003	2002	2001
Unlisted investments	60,136	23,653	9,975
Loans receivable	326,111	461,970	193,011
	386,247	485,623	202,986
Directors' valuation of unlisted investments	60,136	23,653	9,975

Details of unlisted investments are available at the registered office of the company.

Unlisted investments are classified as available for sale in terms of AC133.

The loans receivable consist of various loans with repayment terms varying between 13 and 84 months and bear interest at market related interest rates.

12. DEFERRED TAXATION ASSETS/(LIABILITIES)

12.1 Deferred taxation movement

	2003	2002	2001
Assets			
Balance at beginning of year	5,727	9,541	—
Reclassified to deferred tax liability	—	(42)	—
Exchange differences on consolidation of foreign subsidiaries	—	3,004	136
Deferred tax of subsidiaries acquired	11,858	1,359	—
Current year charge	16,165	(8,135)	9,405
	33,750	5,727	9,541

	2003	2002	2001
		R'000	
Liabilities			
Balance at beginning of year	(7,223)	(4,529)	(9,830)
Reclassified from deferred tax asset	—	42	—
Deferred tax of subsidiary acquired	—	(8,577)	—
Exchange differences on consolidation of foreign subsidiaries	2,198	—	—
Current year charge	(39,335)	5,841	5,301
	(44,360)	(7,223)	(4,529)

12.2 Deferred taxation balances

	2003	2002	2001
Assets			
Provision for taxation on temporary differences resulting from:			
• Property, plant and equipment	(15,513)	5,727	9,541
• Prepayments	(363)	—	—
• Provisions	2,138	—	—
• Other	47,488	—	—
Total deferred tax assets	33,750	5,727	9,541
Liabilities			
Provision for taxation on temporary differences resulting from:			
• Property, plant and equipment	(19,670)	(7,639)	(5,037)
• Capitalised leases	60	—	—
• Prepayments	(423)	—	—
• Provisions	(21,829)	—	—
• Other	(2,498)	416	508
Total deferred tax liabilities	(44,360)	(7,223)	(4,529)

13. FOREIGN CURRENCY ASSETS/(LIABILITIES)

The group utilises currency derivatives to eliminate or reduce the exposure of its foreign currency denominated assets and liabilities, and to hedge future transactions and cash flows. The group is party to foreign currency forward contracts in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the group's principal markets. As a matter of policy, the group does not enter into derivative contracts for speculative purposes.

During the year, group companies transacted with Fihag Finanz-und Handels AG, a shareholder, who acted as agent and advisor to the group in the management of its exchange rate exposures as disclosed below. At year-end the net balance due under all currency related transactions which realised during the period were €61.3 million which is included under accounts receivable of which €40.4 million was paid and banked at the date of this report. All transactions entered into between the parties are at normal market related terms and conditions and are conducted at arms length in the normal course of business.

13.1 *Net currency forward contracts to sell/(buy) foreign currency:*

	2003	2002	2001
		'000	
Euros	€(3,928)	€(4,368)	€(1,096)
US Dollars	$106,802	$108,940	$(136,220)
UK Pounds	£282	£1,919	£328
Japanese Yen	¥(7,617)	—	—

These currency forward contracts were fair-valued at year-end. The fair values are based on market values of equivalent instruments at the balance sheet date.

13.2 *Fair valuing currency forward contracts resulted in foreign currency assets/(liabilities) as follows:*

	2003	2002	2001
		R'000	
Assets			
Euros	4	1,334	—
US Dollars	150,985	87,160	202,314
UK Pounds	—	—	14
	150,989	88,494	202,328
Liabilities			
Euros	(2,449)	—	(187)
US Dollars	(2,132)	—	—
UK Pounds	(8)	(1,409)	—
Japanese Yen	(25)	—	—
	(4,614)	(1,409)	(187)
Net foreign currency assets	146,375	87,085	202,141

13.3 *Net foreign currency assets/(liabilities) movement:*

	2003	2002	2001
Opening balance	87,085	202,141	163,796
Foreign exchange gain/(loss)	183,636	(260,623)	31,820
Exchange difference taken to Foreign Currency Translation Reserve	(124,346)	145,567	6,525
	146,375	87,085	202,141

14. INVENTORIES

14.1 *Inventories at cost less provisions:*

	2003	2002	2001
		R'000	
• Raw materials	405,817	464,150	323,503
• Work-in-progress	128,365	152,908	83,332
• Consumables and spares	12,444	14,997	15,189
• Packing materials	6,078	3,950	3,545
• Finished goods	341,050	473,199	342,840
	893,754	1,109,204	768,409

14.2 Inventories carried at net realisable value	2,852	291	991

15. ACCOUNTS RECEIVABLE

Gross trade and other receivables	2,126,464	2,079,410	1,243,722
Less: provision for bad debts, credit notes and discounts	(151,115)	(115,199)	(72,235)
Net trade and other receivables	1,975,349	1,964,211	1,171,487
Other amounts due	377,458	413,919	511,098
	2,352,807	2,378,130	1,682,585

16. SHORT-TERM LOANS

These amounts are due by 31 October 2003 and are interest free.

17. SHARE CAPITAL AND PREMIUM

17.1 *Authorised*

1,500,000,000 (2002: 1,500,000,000) (2001: 1,000,000,000) ordinary shares of 0.5 cents each	7,500	7,500	5,000

17.2 *Issued*

946,054,793 (2002: 906,616,010) (2001: 829,322,687) ordinary shares of 0.5 cents each	4,730	4,533	4,147
Share premium	2,248,873	2,150,892	1,677,740
Total issued share capital and premium	2,253,603	2,155,425	1,681,887

17.3 *Movement of share capital and premium*

	2003	2002	2001
		R'000	
Opening balance	2,155,425	1,681,887	1,583,778
Movement for the year	98,178	473,538	98,109
Shares issued for cash	130,600	472,610	100,153
Shares issued to share trust on loan account	6,469	8,147	—
Capitalisation dividend issued	141,283	74,966	55,055
Capitalisation issue debited to share premium	(141,283)	(74,966)	(55,055)
Listing expenses	(1,217)	(7,219)	(2,044)
Treasury shares	(37,674)	—	—
Closing balance	2,253,603	2,155,425	1,681,887

17.4 *Unissued shares*

Number of shares	553,945,207	593,383,990	170,677,000

The directors are authorised, by resolution of the shareholders and until the forthcoming annual general meeting, to dispose of the unissued shares, subject to the JSE Listings Requirements relating to a general authority of directors to issue shares for cash.

17.5 *Share scheme rights:*

Rights allocated at 30 June (number of shares)	30,485,804	30,947,129	32,999,870

The above rights were issued in terms of the Steinhoff Share Trust, other share incentive schemes of companies acquired as well as in terms of a share scheme offered at listing in terms of which certain directors and executives have the right to acquire a number of shares at nominal value.

17.6 *Disclosure requirements in terms of the Steinhoff Share Trust deed*

• Number of shares reserved for the scheme remaining unissued	79,052,694	78,012,789	81,408,388
• Number of shares allotted to the trust during the year as a result of scheme beneficiaries who have accepted the offer	—	13,002,108	8,937,267
• Number of shares sold by the trust to beneficiaries during the year	3,352,800	3,393,200	—
• Number of shares available for sale by the trustees to proposed participants	278,521	220,457	303,675

18. RESERVES

18.1 *Non-distributable reserves*

Retained income of associate companies	167,948	102,876	47,007
Investment reserve	3,638	15,671	15,671
Foreign currency translation reserve	80,202	458,898	77,240
	251,788	577,445	139,918

The accumulated distributable reserves, if declared as a cash dividend, would be subject to secondary tax on companies. In the normal course of business, it is not expected that such a distribution from past distributable reserves will arise.

18.2 *Distributable reserves*

	2003	2002	2001
		R'000	
Retained income	2,436,795	1,651,499	1,075,469
	2,688,583	2,228,944	1,215,387

The investment reserve relates to incentives previously received, released to income on entitlement.

19. OUTSIDE SHAREHOLDERS' INTEREST

Equity interest:			
Balance at beginning of year	28,073	10,037	16,733
Exchange differences	(1,271)	(765)	(390)
Movement per income statement	(2,881)	(1,809)	(1,819)
Arising on acquisition of subsidiaries	(9,139)	20,610	—
Payment to outside shareholders	—	—	(4,487)
Balance at end of year	14,782	28,073	10,037

20. LONG-TERM LIABILITIES

20.1 *Analysis of closing balance*

Secured financing:			
• Syndicated loan	860,957	—	—
• Term loans	355,777	535,172	354,841
• Capitalised finance lease agreements	200	253	299
• Instalment sale agreements	—	—	451
• Long-term licence fee liability	277,713	306,491	318,468
Unsecured loans	271,897	367,673	110,069
	1,766,544	1,209,589	784,128
Portion payable before 30 June 2004 included in short-term liabilities (see note 22)	119,765	224,905	70,155
Net long-term liabilities	1,646,779	984,684	713,973

20.2 *Weighted average interest rates*

	2003	2002	2001
	%	%	%
• Syndicated loan	4.16	—	—
• Term loans	4.40	6.00	6.00
• Capitalised finance lease agreements	16.00	16.00	14.50
• Instalment sale agreements	—	—	14.90
Unsecured loans	6.94	8.00	8.00

20.3 *Analysis of repayments*

	2003	2002	2001
		R'000	
Repayable in the 12 months to:			
• 30 June 2004	119,765	224,905	70,155
• Within 2 – 5 years	1,262,325	760,510	534,059
• Thereafter	384,454	224,174	179,914
	1,766,544	1,209,589	784,128

Loan details

	2003	2002	2001
• Syndicated loan with Citibank International plc and Commerzbank International SA:			
Facilities available:			
• Term loan	€99,995	—	—
• Revolving credit commitments	€75,005	—	—
Amounts utilised/drawdowns:			
• Term loan	R860,957	—	—
• Revolving credit – (2003: utilistion of R86,100,000 included in short-term liabilities – note 22)	—	—	—

The term loan is repayable in five equal quarterly repayments or three equal semi-annual repayments, commencing on 15 April 2005.

The revolving credit commitments will be reduced and permanently cancelled in full by 5 equal quarterly or 3 equal semi-annual commitment reductions, commencing 15 April 2005.

Steinhoff International Holdings Limited has subordinated a shareholder loan and loans due from Steinhoff Europe AG (Austria), amounting to €56,328,720 and €123,671,280 respectively, until the senior debt has been unconditionally and irrevocably paid and discharged in full.

	2003	2002	2001
• Commerzbank:			
Amounts utilised	R205,142	R374,125	R275,940

The term loan is repayable in equal quarterly instalments. In 2002 this loan was disclosed as unsecured due to transitional financing arrangements.

	2003	2002	2001
		R'000	
• Investec:			
Amounts utilised	—	R254,374	—

The term loan was repayable in full on 31 August 2002

• National Westminster Bank plc:			
Facilities available	£16,400	£16,400	—
Amounts utilised	R131,439	R210,125	—

The term-loan is repayable in six monthly instalments of £1,250,000, repayable in full on 30 June 2006.

The book value of assets encumbered in favour of the above term loans amounts to R574,829,000 (2002: R581,190,000) (2001: R380,464,000) (see note 8).

• Long term licence fee liability due to Rand Merchant Bank:	277,713	306,491	318,468

Repayable in equal instalments of R34,262,375 semi-annually with the final payment on 15 July 2008. The licence fee liability represents the net present value of the future minimum licence payments discounted at a market related interest rate in South Africa.

13,100,394 of the 19,956,784 shares that Steinhoff Africa Holdings (Proprietary) Limited held in Unitrans Limited as at year end, have been pledged as security for the long-term licence fee liability (see note 9).

• Rand Merchant Bank	271,897	—	—

Senior unsecured puttable bonds amounting to €37,500,000 at 6.94% effective interest, payable semi-annually in arrear in equal instalments. These bonds were issued at a discount of 16.3%. The puttable bonds are to be redeemed on 1 February 2009.

• Other loans	19,396	64,474	189,720
Total long-term liabilities	1,766,544	1,209,589	784,128

21. ACCOUNTS PAYABLE

Trade payables	915,447	1,281,073	743,194
Provisions	110,718	138,630	66,228
Other payables and amounts due	541,416	434,506	384,290
	1,567,581	1,854,209	1,193,712

Included in other payables and amounts due are short-term royalties, rebates, payroll and other accruals.

	Opening balance	Additional provision	Amounts utilised	Amounts reversed	Exchange differences	Closing balance
			R'000			
Provisions movement 2003:						
Leave pay provision ..	51,854	3,317	(5,311)	(470)	(6,313)	43,077
Bonus provision	16,105	7,615	(13,423)	(4,187)	—	6,110
Warranty provisions..	40,505	690	(5,594)	588	(5,972)	30,217
Pension provision	30,166	7,287	(753)	—	(5,386)	31,314
	138,630	18,909	(25,081)	(4,069)	(17,671)	110,718

	Opening balance	Additional provision	Amounts utilised	Amounts reversed	Exchange differences	Closing balance
			R'000			
Provisions movement 2002:						
Leave pay provision ..	30,048	42,624	(31,619)	(734)	11,535	51,854
Bonus provision	5,919	15,068	(3,377)	(1,505)	—	16,105
Warranty provisions..	11,369	34,835	(13,050)	(588)	7,939	40,505
Pension provision	18,892	1,651	—	—	9,623	30,166
	66,228	94,178	(48,046)	(2,827)	29,097	138,630

	Opening balance	Additional provision	Amounts utilised	Amounts reversed	Exchange differences	Closing balance
			R'000			
Provisions movement 2001:						
Leave pay provision ..	15,531	30,195	(17,148)	(842)	2,312	30,048
Bonus provision	5,758	3,128	(2,478)	(489)	—	5,919
Warranty provisions..	13,904	10,165	(14,577)	(593)	2,470	11,369
Pension provision	14,743	1,190	—	—	2,959	18,892
	49,936	44,678	(34,203)	(1,924)	7,741	66,228

Provision for leave pay

The leave pay provision relates to possible vesting leave pay to which employees may become entitled upon leaving the employment of the group. The provision arises as employees render a service that increases their entitlement to future compensated leave and is calculated based on an employee's total cost of employment. The provision is utilised when employees become entitled to and are paid for the accumulated leave pay or utilise compensated leave due to them.

Provision for bonus

The provision for bonus consists of a performance based bonus. The bonus payable is fixed by applying a specific formula based on the employees' achievement of performance targets. The employee must be in service on 30 June 2003 to qualify for the bonus.

Provision for warranty

The warranty provision represents management's best estimate, based on past experience, of the group's liability under 12 month warranties granted on products sold.

Provision for pensions

The provision for pension relates to the group's obligation for a director of the company in Europe.

22. SHORT-TERM LIABILITIES

	2003	2002	2001
		R'000	
Current portion of long-term liabilities (note 20)	119,765	224,905	70,155
Short-term loans payable	573,676	480,923	592,249
	693,441	705,828	662,404

The short-term loans comprise loans with various European Banks, repayable within a year. The loans bear interest at European Bank lending rates.

23. RETIREMENT BENEFIT PLANS

23.1 Provident and pension funds

The majority of the group's South African salaried employees are members of the Steinhoff Group Retirement Fund. The Steinhoff Group Retirement Fund operates as a defined contribution provident fund. Certain employees are members of the Afcol Pension Fund. This fund is in the process of being closed down and current employees will move over to the Steinhoff Group Retirement Fund.

The employees of the group's subsidiaries in Europe are members of state-managed retirement benefit schemes operated by the governments of the various countries. The subsidiaries are required to contribute a specified percentage of their payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the group, with respect to the retirement benefit schemes, is to make the specified contributions.

All the retirement benefit plans operated by group companies domiciled in the Republic of South Africa are governed by the Pension Funds Act, (Act no.24 of 1956). Approximately 98% of South African full-time group employees are covered by retirement benefit plans.

Defined contribution plan: Steinhoff Group Retirement Fund

The total cost charged to income of R27.2 million (2002: R22.6 million) (2001: R18.9 million) represents contributions payable to this scheme by the group at rates specified in the rules of the schemes.

Defined benefit plan: The Afcol Pension Fund

Under this scheme the employees are entitled to retirement benefits of a pension of 2% of final salary per year of pensionable service on attainment of a retirement age of 65.

The effective date of the most recent actuarial valuation is 31 March 2001. At that date, in the opinion of the actuary the defined benefit plan was found to be in a sound financial position. The Fund is actuarially valued at intervals of not more than three years.

The current contributions are calculated on the pensionable emoluments of members.

The following amounts resulted in a net gain for the fund:

	2003	2002	2001
		R'000	
Current service cost	2,857	2,640	2,732
Interest cost	15,306	12,721	13,513
Expected return on plan assets	(22,343)	(19,443)	(21,508)
Net gain	4,180	4,082	5,263

The amount included in the balance sheet arising from the group's obligation in respect of defined benefit retirement plans is as follows:

	2003	2002	2001
Present value of funded obligations	(126,483)	(117,358)	(113,688)
Unrecognised actuarial losses	21,721	9,618	—
Fair value of plan assets	190,352	189,150	191,016
Net asset	85,590	81,410	77,328
Movements in the net asset in the current period were as follows:			
At the beginning of year	81,410	77,328	72,065
Net gain included in income	4,180	4,082	5,263
At the end of year	85,590	81,410	77,328
Analysis for financial reporting purposes:			
Current assets: Other receivables and amounts due	16,529	18,888	—

Key assumptions used:

	%	%	%
Discount rate	10.0	11.5	13.5
Expected return on plan assets	9.0	10.5	12.5
Expected rate of salary increases	6.5	8.0	10.0
Future pension increases	4.8	6.2	8.1

The Afcol Pension Fund has an actuarial surplus based on the latest statutory actuarial valuation dated 31 March 2001, which has been updated for 30 June 2003. In terms of an agreement reached between the trustees, the fund and the employer, the surplus has been allocated between the members and the employer. The proposed distribution of the pension fund surplus was performed by an actuary, in accordance with the Pension Funds Act, (Act no.24 of 1956) and application was made to the Registrar of Pension Funds to concur with the methods and assumptions used in the proposed distribution of the surplus. The application for the distribution of the pension fund surplus was submitted to the Financial Services Board (FSB). Although approval from the FSB has not been obtained, based on the process followed, the assumptions used and the adjustments made in the calculation of the surplus, the group carried an asset on its balance sheet at 30 June 2003, amounting to R16,5 million (2002: R18,8 million) (2001: Rnil) in respect of the total pension fund surplus of R85,6 million (2002: R81,4 million) (2001: R77,3 million). The directors are of the opinion that the asset raised approximates the final amount to be approved by the FSB for distribution.

23.2 Post-retirement medical benefits

The group provided certain post-retirement medical benefits by funding a portion of the medical aid contributions of certain retired members, and a future liability for current employees. These were charged against income as incurred. During the previous financial year, upon adoption of the

Statement of Generally Accepted Accounting Practice, AC116 Employee Benefits, the group's liability in respect of this obligation has been recorded. Through agreement with the in-service and retired employees the group came to a settlement in terms of which the present value of future benefits will be settled in cash.

The total liability in respect of the post-retirement medical benefits was valued during the previous year by an independent actuary. The liability arose as a result of past and current service as follows:

	2003	2002	2001
		R'000	
Accrued liability at the beginning of the year	9,162	26,398	23,458
Increase in liability:	—	1,673	2,940
Interest cost	—	1,632	2,862
Service cost	—	627	1,194
Employer benefit payments	—	(586)	(1,116)
Less: settlements	(921)	(18,909)	—
Accrued liability at the end of the year	8,241	9,162	26,398

At year-end this total unpaid liability was included in other payables and amounts due (see note 21).

24. COMMITMENTS AND CONTINGENCIES

24.1 *Capital expenditure*

	2003	2002	2001
Contracts for capital expenditure authorised	114,951	90,978	30,805
Capital expenditure authorised but not contracted for	63,329	221,091	15,904

24.2 *Amounts outstanding under operating lease agreements payable within the next year and thereafter:*

	Property	Plant, equipment, vehicles and other	Total
		R'000	
Next year	75,046	54,022	129,068
Within 2 – 5 years	329,667	88,670	418,337
Thereafter	244,401	3,314	247,715

24.3 *Borrowing facilities*

	2003	2002	2001
		R'000	
In terms of the articles of association, the borrowing powers of the company are unlimited.			
24.4 Unutilised borrowing facilities	1,143,362	1,779,027	790,879

24.5 Contingent liabilities

Certain companies in the group are involved in disputes of which the outcome is uncertain. The directors are however confident that they will be able to defend these actions, that the potential of outflow or settlement is remote, and if not, that the potential impact on the group will not be material.

There is no other litigation, current or pending, which is considered likely to have a material adverse effect on the group.

25. FINANCIAL RISK MANAGEMENT

Treasury risk management

Senior executives meet on a regular basis to analyse currency and interest rate exposures and re-evaluate treasury management strategies against revised economic forecast.

Foreign currency management

Material forward currency contacts are summarised in note 13. The writing of option contracts is prohibited; currency options are only purchased as a cost-effective alternative to forward currency contracts.

Liquidity risk management

The group continuously manages its liquidity risk, which is evidenced by its liquid resources and unutilised borrowing facilities.

Concentration of credit risk

Potential concentrations of credit risk consist principally of short-term cash and cash equivalent investments, trade and other debtors and loans receivable. The group deposits short-term cash surpluses with major banks of high quality credit standing. Trade debtors comprise a widespread customer base and group companies perform ongoing credit evaluations on the financial condition of their customers. At 30 June 2003, the group did not consider there to be any significant concentration of credit risk, which had not been adequately provided for. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the group companies' management based on prior experience and the current economic environment.

Fair value of financial instruments

The group's financial instruments consist mainly of cash at bank and cash equivalents, investments, loans due to the group, accounts and other receivables, accounts and other payables and long and short-term liabilities.

The estimated net fair values at which financial instruments are carried on the balance sheet at 30 June 2003 have been determined using available market information and appropriate valuation methodologies, but are not necessarily indicative of the amounts that the group could realise in the normal course of business.

26. CASH GENERATED FROM OPERATIONS

	2003	2002	2001
		R'000	
Net income before taxation	877,056	653,429	596,684
Adjusted for:			
Net loss/(profit) on disposal of property, plant and equipment	4,977	(17,295)	16,468
Fair value adjustment of plantations	(515)	—	(1,468)
Depreciation of property, plant and equipment	191,858	163,563	132,150
Amortisation and impairment of intangible assets	37,383	36,549	32,267
Impairment of property, plant and equipment	37,977	—	—
Other impairments	303	—	—
Investment income	(76,216)	(50,891)	(64,068)
Finance costs	197,397	130,190	110,716
Net profit on disposal of businesses	(2,207)	(1,876)	—
Loss on disposal of contracts	—	—	2,081
Pension fund asset decrease/(raised)	2,359	(18,888)	—
Increase in benefit fund surplus	(5,000)	—	—
Investment reserve released to sundry income	(12,033)	—	—
Operating profit before working capital changes	1,253,339	894,781	824,830
Working capital changes:			
Decrease/(increase) in inventories	63,556	(29,168)	57,848
Increase in accounts receivable	(317,640)	(32,294)	(64,834)
(Decrease)/increase in accounts payable	(91,779)	312,208	(162,951)
Decrease/(increase) in VAT receivable	3,697	(127,699)	6,155
Decrease in VAT payable	(12,908)	(62,817)	72,875
Net changes in working capital	(355,074)	60,230	(90,907)
Cash generated from operations	898,265	955,011	733,923

27. TAXATION PAID

	2003	2002	2001
Taxation payable at beginning of year	(36,311)	(20,197)	(20,282)
Foreign currency translation difference	5,179	(10,137)	(840)
Taxation receivable of subsidiaries disposed	(768)	—	—
Taxation payable of subsidiaries acquired	(56)	(15,120)	(431)
Current taxation expense per income statement	(74,780)	(50,314)	(41,836)
Taxation payable at end of year	21,008	36,311	20,197
Net taxation paid	(85,728)	(59,457)	(43,192)

28. NET CASH FLOW ON ACQUISITION OF SUBSIDIARY COMPANIES

The fair value of assets and liabilities assumed at date of acquisition were as follows:	2003	2002	2001
		R'000	
Assets:			
• Property, plant and equipment	65,004	181,899	27,132
• Inventories	45,643	96,705	653
• Accounts receivable	46,627	150,003	13,830
• Cash on hand	8,520	3,852	—
• Deferred taxation assets	11,858	1,359	—
• Trademarks	5,954	—	—
• Shareholder's loan	—	4,068	9,300
• Investments	781	—	—
Liabilities:			
• Long-term liabilities	(24,018)	(29,250)	—
• Trade payables	(79,457)	(113,547)	(7,309)
• Deferred taxation liability	—	(8,577)	—
• Bank overdraft	—	(27,063)	—
• Taxation payable	(56)	(15,120)	(431)
• Short-term loans	(13,774)	—	—
• Shareholders' loan	(64,004)	—	—
• Other liabilities	—	—	(1,100)
Outside shareholders' interest	9,139	(20,610)	—
Fair value of assets and liabilities acquired	12,217	223,719	42,075
Net goodwill at acquisition	22,391	352,254	8,359
Total purchase price	(34,608)	(575,973)	(50,434)
Bank overdraft at acquisition	—	(27,063)	—
Cash on hand at acquisition	8,520	3,852	—
Shareholders' loan account	—	4,068	9,300
Investment in associate companies which became subsidiaries	8,266	—	—
Net cash outflow on acquisition of subsidiaries	(17,822)	(595,116)	(41,134)

29. NET CASH FLOW ON DISPOSAL OF SUBSIDIARY COMPANIES

	2003	2002	2001
		R'000	
The fair value of assets and liabilities disposed at the date of disposal were as follows:			
Assets:			
• Property, plant and equipment	17,066	1,357	—
• Inventories	5,899	20,573	—
• Accounts receivable	36,999	18,887	—
• Cash on hand	13,762	1,110	—
• Taxation receivable	768	—	—
• VAT receivable	225	—	—
Liabilities:			
• Long-term liabilities	—	(2,627)	—
• Shareholders' loan	—	(4,539)	—
• Bank overdraft	(5,587)	—	—
• Trade payables	(18,439)	(36,637)	—
Fair value of assets and liabilities disposed	50,693	(1,876)	—
Profit on disposal	2,207	1,876	—
Proceeds on disposal	52,900	—	—
Bank overdraft at date of disposal	5,587	—	—
Cash on hand at date of disposal	(13,762)	(1,110)	—
Received through loan account	(52,900)	—	—
Net cash outflow on disposal of subsidiaries	(8,175)	(1,110)	—

30. PROCEEDS ON ISSUE OF SHARE CAPITAL

	2003	2002	2001
Share capital and share premium issued for cash	130,600	472,610	100,153
Less: Issue expenses paid	(1,217)	(7,219)	(2,044)
Cash proceeds on issue of share capital	129,383	465,391	98,109

31. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and balances with banks as well as near-cash instruments. Bank overdrafts are only included where the group has a legal right of set-off due to cash management arrangements. Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	2003	2002	2001
Funds on call and deposits	198,597	48	423
Bank balances and cash	1,655,254	892,036	915,097
Bank overdrafts	—	—	—
Bank overdrafts per balance sheet	(537,283)	(574,117)	(128,756)
Less: Bank overdrafts included in financing activities	537,283	574,117	128,756
Net foreign currency assets	146,375	87,085	202,141
	2,000,226	979,169	1,117,661

32. RELATED PARTY TRANSACTIONS

Related party relationships exist between shareholders, subsidiaries, joint ventures and associate companies within the group. These transactions are concluded at arm's length in the normal course of business and include transactions as a result of the group-wide treasury management of foreign currency movements. All material intergroup transactions are eliminated on consolidation.

32.1 Joint ventures and associate companies

Details of investments in associate companies and joint ventures are disclosed in notes 9 and 10 respectively.

32.2 Interests of directors in contracts

One of our directors declared his interest in a preference share investment we concluded during the year under review. No other contracts in which directors and officers of the company had an interest and that significantly affected the affairs or business of the company or any of its subsidiaries were entered into during the year.

32.3 Related interests of directors and officers in share capital

Details have been included in the directors' report, and on page F-4.

33. PRIOR YEAR ADJUSTMENT

The group has adopted the South African Statement of Generally Accepted Accounting Practice *AC137 – Agriculture* for the first time during the current and previous financial year. The financial statements have been prepared as if they had always been prepared in accordance with this statement effective from the year of first time application.

Current year

33.1 AC137 — Agriculture

In terms of AC 137, a biological asset should be measured on initial recognition and at each balance sheet date at its fair value less estimated point-of-sale costs. The plantations owned by the group are considered to be a biological asset in terms of the statement and were therefore restated to fair value. In prior years, the plantations were carried at cost.

The aggregate effect of the above change in accounting policy on the financial statements for the year ended 30 June 2003 is as follows:

	Change in accounting policy		
	As previously stated	Revaluation of plantations	Restated
		R'000	
Distributable reserves			
Prior year opening balance	1,074,001	1,468	1,075,469
Property, plant and equipment			
Prior year opening balance	1,554,508	1,468	1,555,976

The group has adopted certain South African Statements of Generally Accepted Accounting Practice for the first time during the previous financial year. The financial statements have been prepared as if they had always been prepared in accordance with the statements effective from the year of first time application.

Previous year

33.2 AC 116: Employee Benefits

The group provided certain post-retirement medical benefits by funding a portion of the medical aid contributions of certain retired members and a future liability for current employees. In prior years these were charged against income as incurred. In terms of AC 116, the group's total liability in respect of this obligation has been provided.

33.3 AC 135: Investment Property

In terms of AC 135 owner occupied properties are no longer considered investment properties. Accordingly, such properties are stated at cost and depreciated over their useful lives.

The aggregate effect of the above changes in accounting policies on the financial statements for the year ended 30 June 2002 is as follows:

		Change in accounting policy		
	As previously stated	Post-retirement medical benefits	Depreciation	Restated
		R'000		
Non-distributable reserves				
Prior year opening balance	39,884	—	(2,813)	37,071
Prior year movement	103,329	—	(482)	102,847
Prior year closing balance	143,213	—	(3,295)	139,918
Distributable reserves				
Prior year opening balance	579,901	(23,458)	(55,074)	501,369
Prior year movement	608,799	(2,940)	(33,227)	572,632
Prior year closing balance	1,188,700	(26,398)	(88,301)	1,074,001
Accumulated depreciation: Property, plant and equipment				
Prior year opening balance	511,596	—	57,887	569,483
Prior year movement	59,405	—	33,709	93,114
Prior year closing balance	571,001	—	91,596	662,597
Accounts payable				
Prior year opening balance	1,188,239	23,458	—	1,211,697
Prior year closing balance	1,167,314	26,398	—	1,193,712

34. DISCONTINUED OPERATIONS

In order to rationalise and achieve economies of scale, a number of business divisions, both locally and internationally, were closed as follows:

Date of initial discontinuance	Division	Business	Date discontinuance completed	Cost of discontinuance 2003	2002	2001
					R'000	
	Peach & Hatton Heritage (Proprietary) Limited			13,663	—	—
20 April 2003	Unita division of Peach & Hatton Heritage (Proprietary) Limited	Pine furniture manufacturer	30 June 2003	3,558	—	—
31 August 2002	Peach & Hatton division of Peach & Hatton Heritage (Proprietary) Limited	Pine furniture manufacturer	31 December 2002	10,105	—	—
30 April 2003	Ultrabord (Proprietary) Limited	Particleboard manufacturer	30 June 2003	4,427	—	—
28 February 2003	Magdeburger Möbelwerke (Germany)	Lounge suite manufacturer	30 June 2003	5,404	—	—
9 August 2002	Schäfermöbel (Germany)	Lounge suite manufacturer	31 March 2003	7,315	—	—
15 August 2002	Klose Herzlake (Germany)	Warehouse	30 June 2003	6,553	—	—
13 December 2001	Milano Lounge	Lounge suite manufacturer	31 December 2001	—	7,808	—
24 August 2001	Crossdock division of Roadway Logistics	Distribution	31 May 2002	—	18,016	—
14 December 2001	Textile division of Premier Springs Industries	Spring manufacturer	30 April 2002	—	3,500	—
1 January 2002	Poco (Germany)	Lounge suite manufacturer	30 June 2002	—	41,823	—
1 July 2001	Sachsenpolster (Germany)	Lounge suite manufacturer	30 November 2001	—	12,024	—
15 September 2000	Trend-Design (Germany)	Lounge suite manufacturer	30 June 2001	—	—	44,384
				37,362	83,171	44,384

The results including cost of discontinuance of the Unita and Peach & Hatton divisions of Peach & Hatton Heritage (Proprietary) Limited which have been included in the consolidated financial statements, were as follows:

	2003	2002	2001
		R'000	
Revenue	44,338	100,698	220,290
Operating costs	(61,701)	(80,924)	(180,469)
(Loss) profit before taxation	(17,363)	19,774	39,821
Taxation	(3,986)	(6,929)	—
(Loss) profit after taxation	(21,349)	12,845	39,821

The carrying amounts of the total assets and total liabilities discontinued of the Unita and Peach & Hatton divisions of Peach & Hatton Heritage (Proprietary) Limited division are as follows:

	2003	2002	2001
Carrying value of total assets	138,278	163,831	118,726
Carrying value of total liabilities	122,919	136,173	104,796

The results including cost of discontinuance of Ultrabord (Proprietary) Limited which have been included in the consolidated financial statements, were as follows:

	2003	2002	2001
		R'000	
Revenue	28,316	29,443	24,491
Operating costs	(31,611)	(33,358)	(29,038)
Loss before taxation	(3,295)	(3,915)	(4,547)
Taxation	—	—	—
Loss after taxation	(3,295)	(3,915)	(4,547)

The carrying amounts of the total assets and total liabilities discontinued of Ultrabord (Proprietary) Limited are as follows:

Carrying value of total assets	5,864	16,566	16,674
Carrying value of total liabilities	10,602	18,009	14,202

The results including cost of discontinuance of the Magdeburger Möbelwerke division in Germany which have been included in the consolidated financial statements, were as follows:

Revenue	26,333	33,345	62,382
Operating costs	(45,248)	(53,352)	(92,394)
Loss before taxation	(18,915)	(20,007)	(30,012)
Taxation	—	—	(48)
Loss after taxation	(18,915)	(20,007)	(30,060)

The carrying amounts of the total assets and total liabilities discontinued of the Magdeburger Möbelwerke division in Germany are as follows:

Carrying value of total assets	40,166	49,446	51,509
Carrying value of total liabilities	90,026	114,452	79,704

The results including cost of discontinuance of the Schäfermöbel division in Germany which have been included in the consolidated financial statements, were as follows:

Revenue	66,489	87,453	94,055
Operating costs	(128,402)	(117,297)	(96,438)
Loss before taxation	(61,913)	(29,844)	(2,383)
Taxation	—	—	(73)
Loss after taxation	(61,913)	(29,844)	(2,456)

The carrying amounts of the total assets and total liabilities discontinued of the Schäfermöbel division in Germany are as follows:

Carrying value of total assets	35,077	82,133	51,269
Carrying value of total liabilities	80,478	95,069	37,212

The results including cost of discontinuance of the Klose Herzlake division in Germany which have been included in the consolidated financial statements, were as follows:

	2003	2002	2001
		R'000	
Revenue	397,125	389,907	252,861
Operating costs	(434,860)	(404,883)	(282,584)
Loss before taxation	(37,735)	(14,976)	(29,723)
Taxation	(311)	(315)	(247)
Loss after taxation	(38,046)	(15,291)	(29,970)

The carrying amounts of the total assets and total liabilities discontinued of the Klose Herzlake division in Germany are as follows:

Carrying value of total assets	202,128	182,819	104,642
Carrying value of total liabilities	225,573	187,698	96,270

The carrying values of intercompany loan accounts have been netted off for purposes of the above disclosures.

35. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to improve comparability. Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

SUMMARY OF THE PRINCIPAL DIFFERENCES BETWEEN SA GAAP AND IAS AND BETWEEN SA GAAP AND US GAAP

The consolidated financial statements of the company and its subsidiaries have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice ("SA GAAP"), which differ in certain significant respects from International Accounting Standards ("IAS") and generally accepted accounting principles in the United States ("US GAAP"). The company has not prepared financial statements in accordance with IAS or with US GAAP or prepared a reconciliation of its financial statements to IAS or to US GAAP and, accordingly, cannot offer any assurances that the differences described below would, in fact, be the accounting principles creating the greatest differences between financial statements of the company prepared under IAS and under SA GAAP or the greatest differences between financial statements of the company prepared under US GAAP and under SA GAAP. In addition, the company cannot estimate the net effect that applying IAS or US GAAP would have on its results of operations or financial position, or any component thereof, in any of the presentations of financial information in this offering memorandum. However, the effect of such differences may be material, and in particular, it may be that the total shareholders' equity and net income prepared on the basis of US GAAP would be materially different due to these differences. The following summary may not include all differences that exist between SA GAAP and IAS or differences that exist between SA GAAP and US GAAP.

The following paragraphs summarise certain significant differences between SA GAAP and IAS and between SA GAAP and US GAAP as of 30 June 2003 and not differences that may have existed throughout the period covered by the financial statements. The organisations that promulgate SA GAAP, IAS and US GAAP have projects ongoing that could have a significant impact on future comparisons such as this. This description is not intended to provide a comprehensive listing of all such differences specifically related to the company or the industries in which it operates. US GAAP is generally more restrictive and comprehensive than SA GAAP and IAS regarding recognition and measurement of transactions, account classification and disclosure requirements. The following paragraphs do not attempt to identify the disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the financial statements or the notes thereto.

Differences Between SA GAAP and IAS

Inventories

IAS allows the use of the Last-in-First-out ("LIFO"), First-in-First-out ("FIFO") or weighted average costing system.

SA GAAP only allows the use of the FIFO and weighted average costing systems.

Fundamental Errors

IAS allows for the correction of a fundamental error to be included in the determination of the net profit or loss for the current period, with no restatement of comparative information.

This is not permitted under SA GAAP which requires the restatement of comparative information.

Related Party Disclosure

The scope of the relevant SA GAAP statement includes related party relationships with jointly controlled entities.

This is not included in IAS.

Changes in Accounting Policies

IAS requires the resulting adjustment of a change in accounting policy to be included in the determination of the net profit or loss for the current period, with no restatement of comparative information.

SA GAAP requires retrospective application of a change in accounting policy, with the resultant restatement of comparative information.

Financial Instruments: Recognition and Measurement

SA GAAP defines a financial asset or financial liability held for trading as one that upon initial recognition is designated by the entity as held for trading. A financial instrument shall be classified as held for trading if it (a) is acquired or incurred principally for the purpose of selling or repurchasing

it in the near-term, (b) is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking or (c) is a derivative (except for a derivative that is a designated and effective hedging instrument). Any financial instrument may be designated as held for trading when it is initially recognised.

IAS defines a financial asset or liability held for trading as one that was acquired or incurred principally for the purpose of generating a profit from short-term fluctuations in price or dealer's margin. A financial asset should be classified as held for trading if, regardless of why it was acquired, it is part of a portfolio for which there is evidence of a recent actual pattern of short-term profit-taking. Derivative financial assets and derivative financial liabilities are always deemed held for trading unless they are designated as effective hedging instruments.

SA GAAP permits an entity to designate any financial instrument on initial recognition as held for trading.

SA GAAP requires that in presenting and disclosing information about financial instruments, an entity describes those financial instruments in a manner consistent with the nature of the instruments. If an entity has elected to designate as held for trading financial instruments other than those that are acquired or incurred principally for the purpose of generating a profit from short-term fluctuation in price of dealer's margin, it uses a label such as "financial instruments at fair value (through net income)" in presenting and disclosing information about those financial instruments rather than "financial instruments for trading."

Differences Between SA GAAP and US GAAP

Deferred Taxation

Under SA GAAP, deferred tax is recognised in respect of all temporary differences that have originated but not reversed at the balance sheet date. Such assets and liabilities are not recognised if the temporary difference arises from goodwill for which amortisation is not deductible for tax purposes.

Deferred tax assets are recognised only to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised.

Under US GAAP, deferred tax assets are reduced by a valuation allowance if it is more likely that some portion or all of the deferred tax assets will not be realised.

Under SA GAAP, deferred tax is not recognised for the difference between the tax basis and book basis of an asset at the date of acquisition. Under US GAAP, deferred taxes are reflected for such a basis difference.

Income Tax Rates

The tax rate in South Africa varies depending on whether income is distributed. The income tax rate is 30% but upon distribution an additional tax (Secondary Tax on Companies or "STC") of 12.5% is due based on the amount of the dividends net of the STC credit for dividends received during a dividend cycle. In conformity with SA GAAP, the company reflects the STC as a component of the income tax charge for the period in which dividends are declared. SA GAAP also requires that deferred tax be provided for at the normal tax rate of 30%.

Under US GAAP, temporary differences should be tax effected using the tax rate that will apply when income is distributed, i.e. an effective rate of 37.78% including STC. Therefore, under US GAAP, an additional liability would be reflected based on the estimated STC that would become payable upon distribution of relevant undistributed earnings.

The use of the higher rate not only affects the measurement of deferred tax assets and liabilities, and hence the tax charge for any period, but because temporary differences in a business combination need to be tax effected at the higher rate there is a consequent effect on the amount of goodwill recognised in a business combination under US GAAP.

Changes in Accounting Policies

Under SA GAAP a change in accounting policy is required to be reflected retrospectively through a restatement of historical financial information.

Under US GAAP, a change in an accounting policy is generally reflected on a prospective basis with a cumulative effect recorded in the year of the change.

Borrowing Costs

Under SA GAAP, a company is permitted to either expense or capitalise the incremental borrowing costs associated with the construction of a qualifying asset. The company has elected to capitalise such costs.

Under US GAAP, the incremental borrowing costs associated with construction of a qualifying asset are required to be capitalised.

Employee Benefits

SA GAAP requires that the actuarial assumptions taken as a whole should be compatible and result in the actuary's best estimate of pension cost. US GAAP requires that each individual assumption should be the best estimate regarding that assumption.

Under SA GAAP, all prior service costs related to retirees and vested employees are required to be expensed immediately. Under US GAAP, prior service costs, whether for retirees or vested employees, are amortised over the average remaining service period of active plan participants or the average remaining life expectancy of retirees (depending on whether plan participants are primarily active employees or retirees).

Under SA GAAP, the recognition of a pension asset is limited to the unrecognised actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan. Under US GAAP, there is no ceiling test for the recognition of pension assets.

Joint Ventures

Under SA GAAP, a joint venture is defined as a contractual arrangement whereby two or more entities undertake an economic activity, which is subject to joint control. Joint control implies that neither of the contracting parties is in a position to unilaterally control the assets of the venture. Under SA GAAP, a joint venture can be accounted for under the equity method of accounting or can be proportionately consolidated. The company has elected to account for its joint ventures by means of the proportionate consolidation method whereby the attributable share of each of the assets, liabilities, income and expenses and cash flows of the jointly controlled entity is combined on a line-by-line basis with similar items in the group's annual financial statements.

Under US GAAP, joint ventures are required to be accounted for under the equity method of accounting.

Impairment of Assets

SA GAAP requires that a review of the possible impairment of long-lived assets be performed when events or changes in circumstances indicate possible impairment. The impairment review comprises a comparison of the carrying amount of the asset with its recoverable amount which is the higher of the asset's selling price and value in use. The latter is determined using the sum of the expected future discounted cash flows. If the carrying amount of the asset exceeds the recoverable amount, an impairment loss exists and a write-down is recognised to record the long-lived asset at its recoverable amount. Impairment losses may be written back in certain circumstances if it is determined subsequently that the asset is not impaired.

Under US GAAP, a review of the possible impairment of long-lived assets held for use is required when events or changes in circumstances indicate possible impairment. The sum of expected future cash flows, undiscounted and without interest charges, related to the asset being measured, is compared to the carrying amount of the respective asset. Estimates of future cash flows used to test the recoverability of a long-lived asset group should include only the future cash flows that are directly associated with and are expected to arise as a direct result of the use and eventual disposition of that asset group. If the carrying amount of the asset exceeds this value, an impairment loss exists and a write-down is necessary. The impairment charge is measured as the excess of carrying value over fair value. Fair value is measured using discounted cash flows. Generally, impairment losses cannot be written back.

Amortisation of Goodwill

Under SA GAAP, positive purchased goodwill should be capitalised as an asset. If it is regarded as having a limited useful life it should then be amortised over that useful live, which is generally presumed not to exceed 20 years. If it is regarded as having a useful life in excess of 20 years, the goodwill is amortised over the best estimate of its useful life and the recoverable amount of the

goodwill is assessed at least annually in order to identify any impairment loss. If goodwill is regarded as having an indefinite useful live it should not be amortised. Goodwill that is not amortised should be tested for impairment at the end of each reporting period and, if necessary, written down.

Under US GAAP, for fiscal years beginning after 31 December 2001 positive goodwill is no longer amortised but instead must be tested for impairment annually.

There are significant differences in the methodology prescribed by SA GAAP and US GAAP for carrying out the appropriate impairment tests.

Revenue Recognition

SA GAAP does not have specific guidance for revenue recognition. The company recognises revenue when all significant risks and rewards of ownership of the asset sold are transferred. Under SA GAAP, turnover represents the net invoiced value of goods and services provided to third parties after deducting sales taxes and duties.

US GAAP has a number of specific pronouncements relating to aspects of revenue recognition in general and in particular industries. The SEC Staff has issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). Under SAB 101 revenue is recognised when the following four criteria are all met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the sales price to the buyer is fixed or determinable and (iv) collectibility is reasonably assured.

Inventory

Under SA GAAP, inventory is valued at the lower of cost and net realisable value ("NRV"). Under US GAAP, inventory is valued at the lower of cost and market value.

US GAAP allows the use of Last-in-First-out (LIFO), First-in-First-out (FIFO) or weighted average costing system. SA GAAP only allows the use of the FIFO and weighted average costing systems.

Recognition of Gain on Sale and Operating Leaseback

Under SA GAAP, gains on sale and leaseback transactions, where the leaseback is an operating lease, are recognised immediately. Under US GAAP, the gain is generally amortised over the lease term. US GAAP has stringent rules on accounting for sale and leaseback transactions of real estate.

Derivative Instruments

SA GAAP and US GAAP require derivative instruments to be recorded at fair value. The changes in fair value are either reflected as a component of shareholders' equity or net income depending on whether or not the derivative instruments are classified as hedges. The criteria to classify a derivative instrument as a hedge differs between SA GAAP and US GAAP. The company does not classify any of its derivative instruments as hedges.

Business Combinations – Determination of Cost of Acquisition

SA GAAP requires that when the acquisition agreement provides for an adjustment to the purchase consideration contingent on one or more future events, the amount of the adjustment should be included in the cost of the acquisition as at the date of acquisition if the adjustment is probable and the amount can be measured reliably. The cost of the acquisition should be adjusted when a contingency affecting the amount of the purchase consideration is resolved subsequent to the date of the acquisition, so that payment of the amount is probable and a reliable estimate of the amount can be made.

Under US GAAP, contingent purchase consideration is usually only included in the measurement of purchase price, and hence goodwill, when the contingency is resolved and consideration becomes payable.

Under SA GAAP, the fair value of shares issued for consideration in a business combination is generally determined as their market price as at the date of the exchange transaction.

Under US GAAP, the fair value of publicly traded shares issued for consideration in a business combination is generally determined based on the fair market value for a reasonable period before and after the date the terms of the acquisition are agreed to and announced.

Business Combinations – Determination of Fair Value

Under SA GAAP, where it is not possible to complete the determination of fair values by the date on which the first post-acquisition financial statements are approved, a provisional assessment of fair values is made and any adjustments required to those provisional fair values, and the corresponding adjustments to purchased goodwill, are incorporated in the financial statements for the first full annual accounting period following the acquisition.

Under US GAAP, adjustments are likewise permitted subsequent to consummation of the acquisition, but the "allocation period" should usually not exceed one year from the consummation of a business combination.

Business Combinations – Negative Goodwill

Under SA GAAP, negative goodwill is included in the balance sheet and is credited to goodwill in two different methods. For negative goodwill that is related to anticipated future losses or expenditures, it is recognised as income when the losses or expenditure are incurred. For negative goodwill that relates to identifiable non-monetary assets, it is recognised in income on a straight-line basis over the useful economic life of the non-monetary assets, generally not exceeding five years.

Under US GAAP, for business combinations initiated after 30 June 2001, where the sum of the amounts assigned to assets acquired and liabilities assumed exceeds the cost of the acquired entity, that excess is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets related to pension or other post retirement benefit plans and (e) any other current assets. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess is recognised as an extraordinary gain. Any unamortised negative goodwill relating to a business combination which occurred prior to 30 June 2001 was required to be written-off and recognised as a change in accounting principle upon adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets."

Business Combinations – Recognition of Intangible Assets Other than Goodwill.

Under SA GAAP, intangible assets are separately recognised in a business combination only if it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise and the cost of the asset can be measured reliably.

Under US GAAP, intangible assets in a business combination should be recognised (i) if it arises from contractual rights or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other legal rights or obligations) or (ii) it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or otherwise exchanged.

Accounting for Minority Interest in a Business Combination

Under SA GAAP, minority interest in a business combination is either stated at the minority's proportion of the fair values of the net identifiable assets of the acquired entity or at historical values. The company has elected to state minority interest in a business combination at historical values.

Under US GAAP, minority interest is determined at historical values.

Revaluation of Fixed Assets

Under SA GAAP, revaluation of fixed assets to fair value is permitted in accordance with specified criteria.

Under US GAAP, the upward revaluation of fixed assets is not permitted.

Lease Classification

Under SA GAAP, a lease is classified as a finance lease if the risks and rewards of ownership lie with the lessee. Examples of situations that would normally lead to a lease being classified as a finance lease are:

(1) The lease transfers ownership of the asset to the lessee by the end of the lease term.

(2) The lessee has the option to purchase the asset at a price which is expected to be sufficiently lower than the fair value at the date the option becomes exercisable such that, at the inception of the lease, it is reasonably certain that the option will be exercised.

(3) The lease term is for the major part of the economic life of the asset even if title is not transferred.

(4) At the inception of the lease, the present value of the minimum lease payment amounts to at least substantially all of the fair value of the leased asset.

(5) The leased assets are of a specialised nature such that only the lessee can use them without major modifications being made.

(6) If the lessee can cancel the lease, the lessor's losses associated with the cancellation are borne by the lessee.

(7) Gains or losses from the fluctuation in the fair value of the residual fall to the lessee (for example in the form of a rent rebate equalling most of the sales proceeds at the end of the lease).

(8) The lessee has the ability to continue the lease for a secondary period at a rent which is substantially lower than market rent.

Under US GAAP, if any one of the following four criteria applies to a lease agreement, then the lease must be classified as a finance lease by the lessee:

(1) The lease transfers ownership of the leased assets to the lessee at the end of the lease term.

(2) The lease contains a bargain purchase option.

(3) The lease term is greater than or equal to 75% of the economic useful life of the leased asset.

(4) The present value of the minimum lease payments is greater than or equal to 90% of the fair value of the leased asset.

Employee Stock Compensation

Under SA GAAP, there is currently no literature that regulates the accounting treatment of employee stock compensation. There is no accounting for stock compensation at the time of grant. Upon exercise, stock options are accounted for at the strike price of the stock option with no effect on earnings. Options granted to directors are disclosed in the company's financial statements.

Under US GAAP, companies may elect to follow the accounting prescribed by either Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," ("APB 25") or SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

Under US GAAP, compensation is recorded for the cost of providing the warrants and options to the employee over the relevant service period. The costs can be determined based on either the intrinsic value method (APB 25) or the fair value method (SFAS 123). Under the intrinsic value method, the compensation cost is the difference between the market price of the stock at the measurement date and the price to be contributed by the employee (exercise price). Under the intrinsic method, the measurement date is the first date on which the employee knows the number of shares that such employee is entitled to receive and the exercise price. The measurement date is often the grant date; however, it may be later than the grant date in plans with variable terms that depend on events which occur after the grant date. These terms may be variable by design, may become variable due to their modification after the date of grant, or may be considered variable due to their relationship to other stock option features. In such cases, compensation is measured at the end of each reporting period until the measurement date or, in some cases, until the stock option's exercise, forfeiture or expiry.

Under the fair value method, the cost associated with warrants and options is based on the fair value at the date of grant. Cost is estimated using an option-pricing model. If an entity chooses to follow the intrinsic value method, it must make pro-forma disclosures of net income and earnings per share as if the fair value method had been applied.

Under US GAAP, warrants and options granted to non-employees for services performed are accounted for at fair value. The fair value is measured at the earlier of the completion of the services or the date when the company receives a commitment of performance.

Restructuring Costs

Under SA GAAP, a provision is required to be recognised when an entity has a present obligation as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Under US GAAP, restructuring costs are accounted for under SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 is effective for exit or disposal activities initiated after 31 December 2002. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. It also concludes that an entity's commitment to a plan, by itself, does not create a present obligation to others that meet the definition of a liability. Under SFAS 146, fair value is the objective for initial measurement of the liability. In respect to other exit costs, liabilities are simply recognised when they are incurred, which is normally when the goods or services associated with the activity are received.

Investments in Securities

Under SA GAAP, accounting for investments in equity securities that have readily determinable fair values and for all debt securities is based on the particular security classification.

Debt securities that the entity has the positive intention and ability to hold to maturity are classified as "held to maturity" and reported at amortised cost.

Debt and equity securities that are held for current resale are classified as "held for trading securities" and reported at fair value, with unrealised gains and losses included in earnings.

All other debt and equity securities are classified as "available for sale" and should be reported at fair value, with unrealised gains and losses either included in earnings or recognised in equity until the debt or equity security is sold, collected or otherwise disposed of, or until the financial asset is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity should be included in net profit or loss for the period.

A financial asset is impaired if its carrying amount is greater than its estimated recoverable amount. An enterprise should assess at each balance sheet date whether there is any objective evidence that a financial asset or group of assets may be impaired. If any such evidence exists, the enterprise should estimate the recoverable amount of that asset or group of assets and recognise any impairment loss in earnings. If a loss on a financial asset carried at fair value has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative net loss that had been recognised directly in equity should be removed from equity and recognised in net profit or loss for the period even though the financial asset has not been derecognised.

Under US GAAP, accounting for investments in equity securities that have readily determinable fair values and for all debt securities is based on the particular security classification.

Debt securities that the entity has the positive intention and ability to hold to maturity are classified as "held to maturity" and reported at amortised cost. The requirements for use of this category are very restrictive.

Debt and equity securities that are held for current resale are classified as "trading securities" and reported at fair value, with unrealised gains and losses included in earnings, until the investment is judged to have suffered an other than temporary impairment.

All other debt and equity securities are classified as "available for sale" and reported at fair value, with unrealised gains and losses reported as other comprehensive income.

For securities classified as either "held to maturity" or "available for sale" other than temporary declines in fair value require that the cost of the security be written down to the fair value and the adjustment be recorded through earnings.

Cash Flows

There are differences in the categorisation of cash flows between SA GAAP and US GAAP.

Under SA GAAP, the cash flow statement is based on changes in cash and equivalents which are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Changes in overdrafts are excluded as these represent financing cash flows.

Under US GAAP, the cash flow statement is based on changes in cash and cash equivalents, which are short-term investments with an original maturity of less than ninety days. Changes in overdrafts are excluded as these represent financing cash flows.

Accounting for Biological Assets

Under SA GAAP, biological assets are measured on initial recognition and at each balance sheet date at fair value less estimated closure point-of-sale costs. Gains and losses arising from changes in the fair value of the plantations are recorded in net profit or loss for the period in which it arises.

Under US GAAP, biological assets are recorded at cost.

Development Costs

Under SA GAAP, expenditure on development is charged to income in the year in which it is incurred except where a clearly defined project is undertaken and it is reasonably anticipated that development costs will be recovered through future commercial activity. Such development costs are capitalised as an intangible asset and amortised on a straight-line basis over the life of the project from the date of commencement of commercial operation.

Under US GAAP, development costs are generally expensed except in certain situations such as the development of internal use software or software developed for resale when certain specified criteria are met.

Derecognition of Assets

Under SA GAAP, financial assets are derecognised when the company realises the rights to the benefits specified in the contract, the rights expire or the company surrenders or otherwise loses control of the contractual rights that comprise the financial asset.

Under SA GAAP, financial liabilities are derecognised when the obligation specified in the contract is discharged, cancelled or expires.

Under US GAAP, a transfer of financial assets (or all or a portion of a financial asset) in which the transferor surrenders control over those financial assets shall be accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The transferor has surrendered control over transferred assets if and only if all of the following conditions are met:

(1) The transferred assets have been isolated from the transferor — put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other.

(2) Each transferee (or, if the transferee is a qualifying special purpose entity, each holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor.

(3) The transferor does not maintain effective control over the transferred assets through either (a) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (b) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

Share Issuances

The company declares dividends and provides the investor the option of receiving a cash dividend or additional shares (capitalisation awards).

There is no literature under SA GAAP that regulates capitalisation. It is the company's policy that shares issued as capitalisation awards are recorded at the nominal value as a debit to the share premium account and an increase in share capital. Under US GAAP, shares issued as capitalisation awards where there is a cash alternative are reflected in the same manner as cash dividends and the value reflected as increase in share capital and premium at the fair value.

The company issues shares to its employee share trust and records a loan receivable from the trust for the value of the shares. Under SA GAAP, a loan receivable is included in current assets. Under US GAAP, a loan receivable in respect of shares issued would generally be recorded as a debit within shareholders' equity. Under US GAAP, share trusts are generally required to be consolidated in the company financial statements.

HEAD OFFICE OF THE COMPANY

Steinhoff International Holdings Limited
28 6th Street
Wynberg, Sandton 2090
Republic of South Africa

LEGAL ADVISERS TO THE COMPANY

As to US and English Law

Linklaters
One Silk Street
London EC2Y 8HQ
England

As to South African Law

Hofmeyr Herbstein & Gihwala Inc.
6 Sandown Valley Crescent
Sandown, Sandton 2196
Republic of South Africa

LEGAL ADVISERS TO THE MANAGERS

As to US and English Law

Clifford Chance LLP
10 Upper Bank Street
London E14 5JJ
England

As to South African Law

Werksmans Inc.
155 5th Street
Sandown, Sandton 2195
Republic of South Africa

AUDITORS

Deloitte & Touche
221 Waterkloof Road
Waterkloof, Pretoria
Republic of South Africa

126,341,627 Shares

Steinhoff International Holdings Limited

Ordinary Shares

Steinhoff International Holdings Ltd

OFFERING MEMORANDUM

3 November 2003

Citigroup

Deutsche Bank Securities

Commerzbank

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to what action to take, please consult your stockbroker, banker, attorney, accountant, tax adviser or other professional adviser immediately.

Action required

1. **No action** is required if you want to receive **the capitalisation share award.**
2. If, instead of the capitalisation share award, you wish to elect to receive a **cash dividend,** and you are **holding certificated** Steinhoff International Holdings Limited ("Steinhoff") shares, you should complete the accompanying **form of election** in respect of all or part of your shareholding in accordance with the instructions contained in the Form of election and lodge it with, or post it to, the transfer secretaries so as to be received by them by no later than **12:00** on **Friday, 1 November 2002.** Forms of election received after this date and time will not be accepted. You are not required to pay for the shares to which you are entitled in terms of this capitalisation share award.
3. Steinhoff shareholders who have already **dematerialised** their shares through a Central Securities Depository Participant ("CSDP") or broker and wish to receive a **cash dividend** in lieu of the capitalisation share award must **instruct their CSDP or broker** accordingly. This should be done in terms of the agreement in existence between the dematerialised shareholder and the CSDP or broker.
4. If you have disposed of all your shares in Steinhoff on or before Friday, 25 October 2002, but those shares are included in the number shown in Block (2) on the accompanying Form of election, you should consult your stockbroker or other professional advisor immediately for advice on how to deal with the Form of election.

Steinhoff
International Holdings Ltd

(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
Share code: SHF ISIN: ZAE000016176
("Steinhoff" or "the Company")

Directors

B E Steinhoff* *(Chairman)*, M J Jooste *(Managing Director)*, D E Ackerman†, C E Daun*†, K J Grové†, D Konar†, F J Nel, N W Steinhoff*, D M van der Merwe.

(*German, †Non-executive)

Circular to ordinary shareholders of Steinhoff

regarding

an award of capitalisation shares to shareholders recorded in the register of the Company at the close of business on Friday, 1 November 2002. The rounded number of capitalisation shares to which a shareholder will be entitled in terms of the capitalisation share award will be determined by multiplying the number of ordinary shares held by the shareholder, by a ratio. This ratio will be arrived at by multiplying 15 cents per share by 1,17647 and dividing the result by the issue price to be determined in accordance with paragraph 2.1 of this circular ("the issue price"). Shareholders may elect to receive instead a cash dividend of 15 cents per ordinary share in lieu of the capitalisation share award.

The factor of 1,17647 has been determined with a view to take into account any Capital Gains Tax ("CGT") that a shareholder who elects the capitalisation share award may incur on the shares that he/she will receive in terms of such award for no consideration. This factor effectively results in the capitalisation shares being issued at a discount of 15% to the applicable market price of a Steinhoff share, which percentage is equal to the effective CGT rate payable by corporate tax payers. For more information as to the effects on a shareholder of electing the capitalisation share award in lieu of a cash dividend, the reader is referred to paragraph 2.4 of this circular.

CANCELLED

IF YOU DO NOT COMPLETE AND SUBMIT THE ATTACHED FORM OF ELECTION, YOU WILL RECEIVE CAPITALISATION SHARES

SALIENT DATES AND TIMES

	2002
Announcement of award of capitalisation shares and right of election to receive cash dividend	Friday, 11 October
Circular and Form of election posted to shareholders	Friday, 11 October
Finalisation announcement confirming issue price of capitalisation shares on SENS	Thursday, 17 October
Finalisation announcement confirming issue price of capitalisation shares in the press	Friday, 18 October
Last day to trade in order to be eligible for the capitalisation share award/cash dividend	Friday, 25 October
Shares trade ex-entitlement	Monday, 28 October
Provisional listing of maximum possible number of capitalisation shares commences on the JSE at commencement of business	Monday, 28 October
Last day to elect a cash dividend instead of the capitalisation share award by 12:00 (see note below)	Friday, 1 November
Record date	Friday, 1 November
Share certificates and dividend cheques posted and CSDP/Broker accounts credited/updated	Monday, 4 November
Announcement of results of capitalisation share award on SENS	Monday, 4 November
Listing of capitalisation shares adjusted	Tuesday, 5 November
Announcement of results of capitalisation share award in the press	Tuesday, 5 November

No shares will be dematerialised or rematerialised between Monday, 28 October 2002 and Friday, 1 November 2002 (both days inclusive)

Steinhoff shareholders who have already dematerialised their shares through a CSDP or broker must not complete this Form of election but should instruct their CSDP or broker as to their cash dividend election. Dematerialised shareholders are required to notify their duly appointed CSDP or broker of their election in the manner and time stipulated in the agreement governing the relationship between the shareholder and his/her/its CSDP or broker.

Sponsor

GENSEC | BANK

Gensec Bank Limited
(Reg No 1996/004744/06)

1. INTRODUCTION

In the announcement regarding the company's audited results for the year ended 30 June 2002 published on SENS on Monday, 9 September 2002 and in the press on Tuesday, 10 September 2002, and the terms of the capitalisation share award published on SENS on Thursday, 10 October and in the press on Friday, 11 October 2002, shareholders were advised that the directors have resolved to award capitalisation shares to Steinhoff shareholders recorded in the register on the record date, but subject to shareholders having the right to elect to receive instead, in respect of all or part of their shareholdings, a cash dividend of 15 cents per Steinhoff share.

The reason for making the capitalisation share award is to enlarge Steinhoff's capital base and to conserve cash resources for purposes of its continued growth and development, whilst giving those shareholders who require a cash dividend, the opportunity to so elect.

2. THE AWARD OF CAPITALISATION SHARES AND THE ELECTION TO RECEIVE A CASH DIVIDEND

2.1 Terms of the capitalisation share award

Subject to the terms contained in this circular and the accompanying Form of election, ordinary shareholders recorded in the registers of Steinhoff at the close of business on the record date will receive capitalisation shares, provided that such shareholders have not elected to receive instead, a cash dividend of 15 cents per share in respect of all or part of their shareholdings. The new ordinary shares of 0,5 cent each to be issued pursuant to the capitalisation share award will be issued at the issue price, as fully paid-up by way of capitalisation of part of Steinhoff 's reserves and will, upon their issue, rank *pari passu* in all respects with the other Steinhoff shares then in issue.

The rounded number of capitalisation shares to which shareholders will become entitled will be determined by multiplying the number of ordinary shares held by the shareholder by a ratio. This ratio will be arrived at by multiplying 15 cents per share by 1,17647 and dividing the result by the lower of:

- the volume weighted average traded price per Steinhoff share on the JSE over the three trading days up to and including Thursday, 17 October 2002; and
- 680 cents per share, being the closing price of a Steinhoff share on Wednesday, 9 October 2002 as the last practicable trading day immediately prior to the finalisation of the terms announcement released on SENS on Thursday, 10 October 2002.

The ratio will be calculated to five decimal places in accordance with the following formula:

$$\text{Steinhoff capitalisation share entitlement} = \frac{\text{Number of shares held at the record date x 15 cents x 1,17647}}{\text{Issue price}}$$

2.2 Fractions

Trading in the STRATE environment does not permit fractions and fractional entitlements. Accordingly, where a shareholder's entitlement to new ordinary shares calculated in accordance with the above formula gives rise to a fraction of a new ordinary share, such fraction of a new ordinary share will be rounded up to the nearest whole number where the fraction is greater than or equal to 0,5 and rounded down to the nearest whole number where the fraction is less than 0,5. Shareholders who have not dematerialised their shares and who elect to receive a cash dividend should note that if same amounts to less than R5,00, the aggregated amounts of such entitlements will be donated to the Nelson Mandela Childrens' Fund.

2.3 Nominee companies

Arrangements have been made with the transfer secretaries to treat applications from nominee companies as separate applications on the submission of a breakdown of the beneficial owners of shares registered in the name of the nominee companies.

2.4 Tax implications

This capitalisation share award or the election to receive a cash dividend may have tax implications for shareholders. Shareholders are therefore encouraged to consult their professional advisers should they be in any doubt as to the appropriate action to take.

Shareholders who are not share dealers are advised that the introduction of Capital Gains Tax ("CGT") may have a tax implication on their election. All shareholders, including share dealers, should consult their relevant professional advisor as to the tax implications of their particular elections.

For the sake of clarity the following hypothesis should be considered as to how a shareholder, who is not a share dealer for tax purposes, and who elects to receive the capitalisation shares in lieu of the cash dividend will be affected on an after-tax basis:

Assumptions:

Issue price	:	**680 cents per share**
Number of existing shares held	:	**100**
Corporate holder with a CGT rate of	:	**15%**
Scenario 1	:	**Elects the capitalisation share award in full**
Scenario 2	:	**Elects the cash dividend in full and use the proceeds to buy additional Steinhoff shares through the market at 680 cents per share.**

	Scenario 1	**Scenario 2**
Number of shares received/acquired *	2,59515	2,20588
	R	**R**
Value of shares @ 680 cents per share	17,65	15,00
Amount subject to CGT	17,65	–
CGT payable on ultimate sale @ 15%	(2,65)	–
Net value received after CGT	15,00	15,00

**Being (R15,00 x 1,17647) ÷ 680 cents per share = 2,59515 and R15 ÷ 680 cents per share = 2,20588 and disregarding the effect of the rounding procedure referred to in 2.2 above and costs related to the shares purchased.*

Insofar as it affects the Company, the dilutionary effect of the lower issue price of the capitalisation shares is negated by the saving in Secondary Tax on Companies that the company would have incurred on the payment of a cash dividend and the investment returns on the cash retained within the business as a result of shareholders accepting the capitalisation share award in lieu of the cash dividend.

3. PROCEDURE FOR SHAREHOLDERS WHO ELECT TO RECEIVE A CASH DIVIDEND

3.1 Shareholders, who are holding certificated Steinhoff shares and wish to elect to receive a cash dividend must complete the attached Form of Election in accordance with the instructions contained therein and lodge it with, or post it to Computershare Investor Services Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 7184, Johannesburg, 2000) so as to be received by them by no later than 12:00 on Friday, 1 November 2002.

3.2 Shareholders who have already dematerialised their Steinhoff shares through a CSDP or broker must not complete the Form of election attached but should instruct their CSDP or broker as to their election.

3.3 Shareholders may make the election in respect of all or any of their shares held on the record date. If an election is made in respect of part of a shareholding, shareholders will receive the capitalisation share award in respect of the ordinary shares for which the election to receive a cash dividend is not made, subject to any fractions arising which will be dealt with as set out in paragraph 2.2 above.

4. POSTING OF SHARE CERTIFICATES, DIVIDEND CHEQUES AND UPDATING/CREDITING OF CSDP ACCOUNTS

Share certificates, where applicable, in respect of the capitalisation shares and dividend cheques, will be dispatched to certificated shareholders, at the risk of such shareholders on or about Monday, 4 November 2002 to their registered addresses or in accordance with instructions given to the transfer secretaries.

Dematerialised shareholders' CSDP/broker accounts will be credited/updated, according to the election made, on Monday, 4 November 2002.

5. LISTING OF NEW STEINHOFF SHARES

Application will be made to the JSE for the maximum possible number of capitalisation shares to be issued in terms of the capitalisation award to be listed with effect from the commencement of business on **Monday, 28 October 2002.** An adjustment of the capitalisation shares listed will be made on Tuesday, 5 November 2002, in accordance with the actual elections made.

6. EXCHANGE CONTROL

In terms of the Exchange Control Regulations of the Republic of South Africa;

- any share certificates that might be issued to non-resident shareholders will be endorsed "Non-resident";
- any new share certificates, dividend and residual cash payments based on emigrants' shares controlled in terms of the Exchange Control Regulations will be forwarded to the authorised dealer in foreign exchange controlling their blocked assets. The election by emigrants for the above purpose must be made through the authorised dealer in foreign exchange controlling their blocked assets. Such share certificates will be endorsed "Non-resident"; and
- dividend and residual cash payments due to non-residents are freely transferable from the Republic of South Africa.

By order of the board.

S J GROBLER
Company Secretary

If you are in any doubt as to what action to take, please consult your stockbroker, banker, attorney, accountant or other professional adviser immediately.

This Form of election requires your immediate attention, however is only for use if you hold Steinhoff International Holdings Limited ("Steinhoff") shares in certificated form.

If you have already dematerialised your shares through a Central Securities Depository Participant ("CSDP") or broker you must not complete this Form of election but should instruct your CSDP or broker as to your cash dividend election in the manner and time stipulated in the agreement governing your relationship.

If you have disposed of all your shares in Steinhoff on or before Friday, 25 October 2002, this Form of election should be handed to the purchaser of such shares or the stockbroker or agent through whom you have disposed of such shares.

Steinhoff
International Holdings Ltd

(Registration Number 1998/003951/06)
Share code: SHF ISIN: ZAE000016176
("Steinhoff" or "the Company")

Offer to Steinhoff shareholders recorded in the register at the close of business on Friday, 1 November 2002 to receive a cash dividend of 15 cents per ordinary share payable on Monday, 4 November 2002.

IF YOU WISH TO RECEIVE A CASH DIVIDEND FOR ALL OR PART OF YOUR SHAREHOLDING YOU SHOULD COMPLETE THIS FORM OF ELECTION AND RETURN IT TO COMPUTERSHARE INVESTOR SERVICES LIMITED. IF YOU WISH TO RECEIVE THE CAPITALISATION SHARE AWARD, BEING ORDINARY SHARES IN STEINHOFF, YOU NEED NOT COMPLETE AND RETURN THIS FORM OF ELECTION AND NO FURTHER ACTION IS REQUIRED

Form of election

NO LATE POSTAL DELIVERIES WILL BE ACCEPTED

To: The Transfer Secretaries
Computershare Investor Services Limited
Ground Floor, 70 Marshall Street
Johannesburg, 2001
(PO Box 7184, Johannesburg, 2000)

I/We

- refer to the election of a cash dividend in lieu of the capitalisation share award;
- hereby elect to accept the cash dividend election contained in this Form of election in respect of the number of ordinary shares reflected in Block (3) overleaf and on the terms and conditions contained in this Form of election and in the accompanying circular; and
- acknowledge that I/we am/are entitled to an Award of capitalisation shares. The rounded number of capitalisation shares to which I/we will be entitled pursuant to the capitalisation share award will be determined by multiplying the number of ordinary shares held by the shareholder by a ratio. This ratio will be determined in accordance with the formula as described in paragraph 2.1 and subject to 2.2 of the circular dated 11 October 2002 ("the circular") to which this form of election is attached and forms part of.

Date

Signature

Assisted by me (where applicable)

Telephone number including area code
and international code if outside South Africa (Home) (Work)

NOTES:

1. The Form of election may be made in respect of all or any of the Steinhoff certificated ordinary shares registered in the name of the shareholder at the close of business on Friday, 1 November 2002.
2. The signing of this Form of election by any person who is under legal disability shall be assisted by the signature of such person's husband, guardian or legal representatives, as the case may be.
3. In order to be valid, this Form of election must be properly completed and lodged with or posted to the transfer secretaries of Steinhoff at the appropriate address indicated above so as to reach them by no later than 12:00 on Friday, 1 November 2002. Late Forms of election will not be accepted.
4. Steinhoff reserves the right in its discretion to:
   4.1 treat as invalid (in which case the capitalisation shares will be awarded) any Form of election not complying with the terms of the cash

he Transfer Secretaries
omputershare Investor Services Limited
round Floor, 70 Marshall Street
hannesburg 2001
PO Box 7184, Johannesburg, 2000)

Any enquiries in connection with this form should be directed to the above.

Serial number

Name and address of registered shareholder	Number of Steinhoff shares deemed to be held on the record date based on your shareholding as at close of business on Thursday, 10 October 2002
(1)	(2)

Number of Steinhoff shares for which the cash dividend is elected – the remaining capitalisation share award and residual cash payment will be calculated by the transfer secretaries. The maximum number of shares for which the cash election can be made is reflected in Block (2) above.
(3)

Instructions on how to complete the Form of election:

1. For the terms and conditions of this election, refer to the accompanying circular.
2. If you elect to receive a cash dividend in respect of all or part of your shareholding, you should complete Block (3) above in accordance with the instructions herein and lodge this form of election with Computershare Investor Services Limited at its physical address or post it to its PO Box address so as to reach them by no later than 12:00 on Friday, 1 November 2002.

The non-receipt of forms of election by 12:00 on Friday, 1 November 2002 will be construed by Steinhoff as indicating that such shareholders do not wish to receive a cash dividend in lieu of the capitalisation share award.

CANCELLED

TEAR OFF AND RETURN TO THE TRANSFER SECRETARIES

Steinhoff International Holdings Ltd - International Equity Offering In

Release Date: 04/11/2003 17:02:00 Code(s): SHF

STEINHOFF INTERNATIONAL HOLDINGS LTD - INTERNATIONAL EQUITY OFFERING IN
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
STEINHOFF INTERNATIONAL HOLDINGS LTD
(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
JSE code: SHF
ISIN code: ZAE 000016176
("Steinhoff" or "the Company")
INTERNATIONAL EQUITY OFFERING IN STEINHOFF INTERNATIONAL HOLDINGS LIMITED
("STEINHOFF" OR THE "COMPANY")

Further to the announcement of 3 October 2003, Steinhoff is pleased to announce that it has decided to proceed with an international offering of new ordinary shares (the "International Offering"). Steinhoff received an excellent reception from international investors which resulted in strong demand for its shares. Consequently, the Company will issue 126,341,627 new ordinary shares to international investors at a price of EUR0.84365 per share (the "Offer Price"). The Offer Price is based on a price of ZAR6.68 per share, representing a discount of only 1.76% to the closing price on the JSE Securities Exchange South Africa ("JSE") 2003 on 3 November 2003 and a discount of 2.66% to the weighted average traded price of Steinhoff shares during the 30 business days preceding the date that the issue price was determined and a ZAR/EUR exchange rate of ZAR7.918 per Euro.

In addition, the Company has granted the underwriters an over-allotment option, exercisable for up to 30 days after 11 November 2003, of 18,951,244 new ordinary shares at the Offer Price. Should the over-allotment option be exercised in full, the International Offering will result in an increase in Steinhoff"s issued share capital of 15%.

Steinhoff intends to announce further details of the International Offering after the transaction has closed.

Citigroup acted as Global Coordinator and Sole Bookrunner of the International Offering by Steinhoff.

This announcement is not for publication, release or distribution in or into the United States, Canada, Australia or Japan.

This announcement is not an offer for sale of securities in any jurisdiction including the United States, Canada, Australia or Japan, nor shall it constitute an offer to sell, or the solicitation of an offer to buy, and there shall not be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.

This announcement is only for circulation to persons to whom it may lawfully be issued in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 of the United Kingdom does not apply to the Company.

This announcement does not in any manner constitute an offer to subscribe for or otherwise acquire securities in the Company.

Stabilisation/FSA.

Wynberg, Sandton
4 November 2003

Co-Manager:
Commerzbank
Legal Advisor:
Hofmeyr Herbstein & Gihwala Inc
Reporting Accountants and Auditors:
Deloitte & Touche
Date: 04/11/2003 05:02:03 PM Produced by the JSE SENS Department

Steinhoff International Holdings Limited - Changes To The Board Of Directors And

Release Date: 10/11/2003 10:25:00 Code(s): SHF

:INHOFF INTERNATIONAL HOLDINGS LIMITED - CHANGES TO THE BOARD OF DIRECTORS AND
:CUTIVE RESPONSIBILITIES
:INHOFF INTERNATIONAL HOLDINGS LIMITED
ıcorporated in the Republic of South Africa)
egistration Number 1998/003951/06)
are code: SHF ISIN : ZAE000016176
Steinhoff" or "the Company")
ANGES TO THE BOARD OF DIRECTORS AND EXECUTIVE RESPONSIBILITIES
e directors of Steinhoff are pleased to announce the appointment with effect
om 7 November 2003, as the executive director of the company, of:
hannes Henoch Neethling van der Merwe (44) CA(SA)
n has been involved in the industry since 1989 when he joined Gommagomma. Jan
s acted in various capacities within the group, ranging from buyer to
nancial manager/director. Jan is currently a director of various companies
thin the group. Jan has been appointed to the role of Chief Financial Officer
r Steinhoff.
e directors of Steinhoff have further received the resignation of Norbert
lter Steinhoff as executive director of the company with effect from 7
vember 2003. Norbert wishes to pursue other personal interests but has
nfirmed his commitment to the success of Steinhoff and has confirmed his
ailability for election as non-executive director at the next Annual General
eting.
rbert has been an executive director since listing and the board thanks him
r his valuable contribution and effort and wishes him all the best with his
w endeavours.
order of the Board
J GROBLER
MPANY SECRETARY
ndton Sponsor

November 2003 PSG CAPITAL LIMITED
:e: 10/11/2003 10:25:02 AM Produced by the JSE SENS Department

Steinhoff International Holdings Limited - Results Of The Capitalisation Share

Release Date: 10/11/2003 17:53:01   Code(s): SHF

inhoff International Holdings Limited - Results of the capitalisation share
rd
inhoff International Holdings Limited
corporated in the Republic of South Africa)
gistration number 1998/003951/06)
are code: SHF ISIN code: ZAE 000016176)
teinhoff" or "the company")
ULTS OF THE CAPITALISATION SHARE AWARD AND ELECTION TO RECEIVE A FINAL CASH
IDEND IN LIEU THEREOF
offer to receive the capitalisation share award or the cash dividend in lieu
reof made to shareholders recorded in the register on Friday, 7 November 2003
sed at 12:00 on that date. Elections to receive the cash dividend of 18 cents
share were made in respect of 185 657 982 ordinary shares, totalling an
regate cash dividend of R33 418 436,76.
ordingly, approximately 24 352 785 new ordinary shares in the company (being
63% of the maximum number of capitalisation shares that were the subject of
capitalisation share award) will be issued. An adjustment to the maximum
ber of capitalisation shares listed will be made on or about Wednesday, 12
ember 2003.
re certificates in respect of the capitalisation shares and cheques in
pect of the dividend entitlements have been dispatched to certificated
reholders on Monday, 10 November 2003. The Central Securities Depositary
ticipant accounts of uncertificated Steinhoff shareholders have been updated
credited, as the case may be, on Monday, 10 November 2003.
berg, Sandton
November 2003
nsor
Capital
e: 10/11/2003 05:53:03 PM Produced by the JSE SENS Department

Steinhoff - International Equity Offering

Release Date: 11/11/2003 08:20:00 Code(s): SHF

Steinhoff - International Equity Offering
Steinhoff International Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
JSE code: SHF ISIN code: ZAE 000016176
("Steinhoff" or "the Company")
International Equity Offering
Introduction

Further to the announcements on 3 October and 4 November 2003 regarding the international equity offering (the "International Offering") of ordinary shares in Steinhoff ("Steinhoff shares"), the Company is issuing 126 341 627 new Steinhoff shares at an issue price of Euro0,84365 per Steinhoff share (based on a price of R6,68 per Steinhoff share and a R/Euro exchange rate of R7,918 per euro) ("the issue price"), raising an amount of Euro106,6 million, before expenses. In addition, the company will issue a further 18 951 244 new Steinhoff shares at the issue price pursuant to the exercise of the option granted by the Company to the underwriters of the International Offering to increase the size of the International Offering ("the over-allotment option"), thereby raising a further amount of Euro16,0 million, before expenses. The over-allotment option was exercised solely for the purpose of covering over-allotments made in connection with the International Offering.

The International Offering is being implemented by way of an issue of shares for cash to non-resident investors in accordance with the terms of the general authority granted to the directors of Steinhoff at the annual general meeting of the Company held on 29 November 2002.

The purpose of the International Offering is to facilitate the continued growth and development of the Company. Steinhoff intends to use the net proceeds of the International Offering for strategic acquisitions and investments, capital expenditure and general corporate purposes.

Financial effects

The issue price was determined following a book-building process which commenced on 20 October 2003 and closed on 3 November 2003. The issue price of R6,68 per Steinhoff share represents a discount of 1,76% to the closing price on the JSE Securities Exchange South Africa ("JSE") on 3 November 2003 and a discount of 2,66% to the weighted average traded price of Steinhoff shares during the 30 business days preceding the date on which the issue price was determined.

The pro forma financial effects of the International Offering, including the effects of the exercise in full of the over-allotment option and after providing for the estimated costs of the International Offering, on the basis set out below, are as follows:

(In South African cents)	Notes	Before	After	% Increase/ (Decrease)
Net asset value per share (cents)	1	522,4	536,7	2,7
Net tangible asset value per share (cents)	1	487,8	506,7	3,9
Earnings per share (cents)	2	92,9	83,4	(10,2)
Headline earnings per share (cents)	2	104,8	93,7	(10,6)

asset value per share, the effects have been adjusted for the elimination of goodwill and intangible assets included in the consolidated balance sheet of Steinhoff as at 30 June 2003. In both instances, the number of shares used for the purposes of calculating net asset value and net tangible asset value per share is 946 054 793 in respect of the "Before" column and 1 091 347 664 in respect of the "After" column.

2. The "After" column in respect of the pro forma earnings and headline earnings per share has been based on the following assumptions:

- the net proceeds of the International Offering were received on 1 July 2002 (at the issue price and R/Euro exchange rate of R7,918 per euro) and earned an interest return of 4% per annum before tax in euro terms. This return represents the average pre-tax cost of Steinhoff"s non South-African borrowings; and Steinhoff"s average tax rate of 11,2% in respect of the year ended 30 June 2003 being applied to the notional interest return referred to above.

The above effects on earnings and headline earnings per share are given in terms of the Listings Requirements of the JSE and are not necessarily indicative of the impact which the International Offering will have on Steinhoff"s future earnings. On the assumption that Steinhoff would have earned a return of 20% per annum after tax (being marginally below Steinhoff"s historic return on equity in rand terms over the three years ended 30 June 2003), the effect of receiving the net proceeds on 1 July 2002 would have been an increase in earnings per share from 92,9 cents to 97,3 cents (an increase of 4,7%) and an increase in headline earnings per share from 104,8 cents to 107,6 cents (an increase of 2,7%).

This announcement is not for publication, release or distribution in or into the United States, Canada, Australia or Japan.

This announcement is not an offer for sale of securities in any jurisdiction including the United States, Canada, Australia or Japan, nor shall it constitute an offer to sell, or the solicitation of an offer to buy, and there shall not be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.

This announcement is only for circulation to persons to whom it may lawfully be issued in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 of the United Kingdom does not apply to the Company.

This announcement does not in any manner constitute an offer to subscribe for or otherwise acquire securities in the Company.

Stabilisation/FSA.

Wynberg, Sandton

11 November 2003

Global Coordinator, Sole Bookrunner and Transactional Sponsor

Citigroup

Co-Lead Manager

Deutsche Bank

Co-Manager

Commerzbank Securities

Reporting Accountants and Auditors

Deloitte & Touche

Sponsor

PSG Capital

Legal Advisor

Hofmeyr Herbstein & Gihwala Ing.

Date: 11/11/2003 08:20:04 AM Produced by the JSE SENS Department

Ftse/jse Africa Index Series

Release Date: 21/11/2003 17:35:19 Code(s): JSE SHF

FTSE/JSE Africa Index Series
Steinhoff International Holdings (South Africa): Shares in Issue Update
FTSE/JSE Africa Index Series
21 November 2003
Following the results of a scrip dividend and notification from the Stock Exchange, FTSE and the JSE announces the following changes:
INDEX
CHANGE
EFFECTIVE FROM
START OF TRADING
FTSE/JSE Africa Top 40 (J200)
Steinhoff International Holdings (South Africa, ZAE000016176, 6127936) will remain in the index with an increased shares in issue figure of 1,128,098,765 and an unchanged investability weight of 75%
28 November 2003
FTSE/JSE Africa All Share (J203)
Steinhoff International Holdings will be treated as above
28 November 2003
FTSE/JSE Africa Industrial 25 (J211)
Steinhoff International Holdings will be treated as above
28 November 2003
FTSE/JSE Africa Financial & Industrial 30 (J213)
Steinhoff International Holdings will be treated as above
28 November 2003
FTSE/JSE Africa Financial & Industrial (J250)
Steinhoff International Holdings will be treated as above
28 November 2003
FTSE/JSE Africa Capped Top 40 (J300)
Steinhoff International Holdings will be treated as above
28 November 2003
FTSE/JSE Africa Capped All Share (J303)
Steinhoff International Holdings will be treated as above
28 November 2003
FTSE/JSE Africa Shareholder Weighted Top 40 (J400)
Steinhoff International Holdings will be treated as above
28 November 2003
FTSE/JSE Africa Shareholder Weighted All Share (J403)
Steinhoff International Holdings will be treated as above
28 November 2003
For FTSE / JSE index enquiries or further information about FTSE / JSE please contact:
Client Services in UK:
Tel: +44 (0) 20 7448 1810
Client Services in US:
Tel: +1 212 825 1328 or +1 415 445 5660
Client Services in Asia Pacific:
Tel: +852 2230 5800 or +65 6223 3738
JSE Securities Exchange South Africa

Steinhoff - Dealing In Securities By Company Secretary

Release Date: 11/12/2003 15:35:01 Code(s): SHF

STEINHOFF - DEALING IN SECURITIES BY COMPANY SECRETARY
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
("Steinhoff")
(Share code: SHF ISIN: ZAE000016176)

DEALING IN SECURITIES BY COMPANY SECRETARY

Name of director	Date of transaction	Quantity	Unit price (cents)	Class	Nature of transaction	Nature of interest
S J GROBLER (company secretary)	11/12/2003	10 000	400	Ordinary shares	Purchase in terms of Share Incentive Scheme*	Indirect, non-beneficial

*Delivery taken of shares pursuant to rights in terms of the share incentive scheme, which formed part of a tranche of 20% which had matured.

SPONSOR:
PSG CAPITAL LIMITED
Date: 11/12/2003 03:35:02 PM Produced by the JSE SENS Department

Steinhoff International Holdings Limited - Corporate Bonds/ Acquisition/

Release Date: 12/12/2003 17:39:00 Code(s): SHF

STEINHOFF INTERNATIONAL HOLDINGS LIMITED - CORPORATE BONDS/ ACQUISITION/ PARTICIPATION IN THE DE-LISTING

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
("Steinhoff" or "the Company")
JSE Code : "SHF" : ISIN: ZAE 000016176

ANNOUNCEMENT REGARDING:

* THE ISSUE BY STEINHOFF MANUFACTURING (PROPRIETARY) LIMITED ("STEINMAN") OF R1 BILLION CORPORATE BONDS;
* THE ACQUISITION BY STEINHOFF AFRICA HOLDINGS (PROPRIETARY) LIMITED ("STEINHOFF AFRICA") OF AT LEAST AN ADDITIONAL 49,62% INTEREST IN PG BISON HOLDINGS (PROPRIETARY) LIMITED ("PGBH"); AND
* STEINHOFF"S PARTICIPATION IN THE DE-LISTING OF FREEDOM GROUP LIMITED ("FGL") FROM THE AUSTRALIAN STOCK EXCHANGE ("THE ASX")

INTRODUCTION

It was announced on 11 November 2003 that Steinhoff had successfully placed 145,3 million ordinary shares with non-resident investors at an issue price of 84,365 Euro cents per share, thereby raising an amount of Euro 122,6 million, before expenses ("the International Offering").

As stated at the time of the implementation of the International Offering, the directors of Steinhoff are continuously exploring funding alternatives available to its Southern African operations which will contribute to optimizing the Steinhoff Group balance sheet structure, reduce the after-tax cost of borrowings and result in an enhanced financial risk profile. The directors are accordingly pleased to announce that Steinman has successfully placed R1 billion worth of 10,00% Senior Unsecured Guaranteed Registered Bonds due 28 February 2008 ("the Bonds") with leading South African financial institutions.

Steinhoff Africa currently holds 34,99% of the issued share capital of PGBH and has reached agreement to acquire, subject to the conditions precedent referred to below, at least a further 49,62% of the issued PGBH shares not already held by it ("the PGBH acquisition").

Pursuant to the International Offering a European subsidiary of Steinhoff ("Steinhoff Europe") will be in a position to participate in the de-listing of FGL from the ASX ("the FGL transaction"), subject to the requisite regulatory approval being obtained.

The Bond issue

The Bonds were issued on 8 December 2003 by Steinman, a wholly-owned subsidiary of Steinhoff Africa, which, in turn, is a wholly-owned subsidiary of Steinhoff. The Bonds are unsecured but are guaranteed, jointly and severally, by Steinhoff Africa and Steinhoff (collectively "the guarantors"). The Bonds will bear interest at a fixed rate of 10,00% per annum applied to a nominal value of R1 billion payable six-monthly in arrear on 28 February and 31 August of each year. The Bonds will be redeemable at par of R1 billion on 28 February 2008.

An amount of R750 million to R1 billion was on offer and the Bond offering was oversubscribed. The Bonds were listed on the Bond Exchange of South Africa, under the bond code "SHF01" with effect from Monday, 8 December 2003.

improved capital structure in terms of the matching of funding resources with the long-term nature of the investments concerned.

THE PGBH ACQUISITION

Agreement in principle has been reached on 10 December 2004 with PGBH shareholders who, collectively, hold 49,6% of the issued share capital of PGBH, in terms of which Steinhoff Africa will acquire all of their shares for cash, subject to the approval, insofar as may be necessary of:

- the Competition Authorities; and
- the Securities Regulation Panel on Take-overs and Mergers ("the SRP").

The executive directors of PGBH who, collectively, hold 21,5% of the issued capital (included in the 49,6% interest referred to above) have agreed to receive their sale proceeds on a deferred basis subject to an earn-out based on PGBH"s headline earnings for the year ending immediately after the 3rd anniversary of the effective date.

The balance of PGBH shares (not included in the 49,6% referred to above) is collectively held as to 15,4% of the issued share capital by two trusts on behalf of employees (collectively "the trusts"). In terms of the Securities Regulation Code on Take-overs and Mergers administered by the SRP, Steinhoff Africa will extend a formal offer to the trustees of the trusts.

PGBH has long been identified as an important element in the value chain of Steinhoff Africa"s timber and sawmilling activities. By including a particle board and Medium Density Fibre Board manufacturer in Steinhoff"s fold, the utilization of raw timber resources could be considerably enhanced, accompanied by a greater recovery of raw material input costs.

The PGBH acquisition opens up the way for a possible major investment project in the North Eastern Cape to substantially increase capacity which may also accommodate the export market through Steinhoff"s extensive off-shore marketing and distribution infrastructure and contacts. This project will be accompanied by all the concomitant benefits in terms of job creation and fixed capital investment that should benefit the sub-economy of that region.

The FGL TRANSACTION

Since 1 October 2001 Steinhoff has been in a joint venture with FGL in terms of their respective 74,9% and 25,1% interests in Steinhoff Pacific (Proprietary) Limited ("Pacific"). Pacific, a manufacturer of case goods and upholstered furniture, has an exclusive supply agreement with FGL.

On 24 November 2003 FGL shareholders approved a scheme of arrangement in terms of which the FGL shares not owned by a Management Consortium comprising the three Executive Directors, Messrs Rod Walker, Geoff MacIntosh and Michael Gordon, will be acquired by their investment company ("Manco") for an effective aggregate scheme consideration of AUD 221,5 million.

Steinhoff Europe has agreed to provide AUD 115 million (approximately R545 million at an exchange rate of AUD1,00: ZAR4,74) towards the total funding requirements of the FGL transaction. Steinhoff Europe"s investment in Manco will be made to increase its existing investment in Australia.

The FGL transaction and Steinhoff Europe"s participation therein will considerably enhance critical mass considerations between the trading and sourcing operations of FGL and Steinhoff"s existing sourcing interests in China and South East Asia. This will contribute towards Steinhoff attaining its stated objective of a 50:50 split in Steinhoff Europe"s revenue between its own manufactured goods and third party sourced products. The FGL transaction will also enhance the prospects of FGL sourcing products from Steinhoff"s Southern African operations.

GENERAL

A further announcement will be published in due course after finality has been reached in respect of the conditions precedent in relation to the PGBH acquisition referred to above.

Sandton

12 December 2003

Company Sponsor

PSG Capital Limited

Joint Lead Managers and Underwriters in respect of the Bonds

Rand Merchant Bank — Old Mutual Specialised Finance (Pty) Limited

A Division of First Rand Bank Limited

Legal Advisers in respect of the Bonds

Joint Lead Managers" and Underwriters" Counsel